As confidentially submitted with the Securities and Exchange Commission on August 23, 2021.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Agendia N.V.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

The Netherlands	8071	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

22 Morgan

Irvine, California 92618

(888) 321-2732

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Agendia Inc.

22 Morgan

Irvine, CA 92618

+1 (888) 321-2732

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

B. Shayne Kennedy Michael E. Sullivan Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, CA 92626 +1 714 540 1235	Pieter Schütte Stibbe N.V. Beetholvenplain 10 1077 WM Amsterdam, The Netherlands +31 20 546 0606	Andrew D. Hoffman Lillian S. Jenks Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Rd Palo Alto, CA 94304 +1 650 493 9300

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Ordinary shares, nominal value €0.08 per share	$	$

(1)	Estimated solely for purpose of calculating the amount of registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional ordinary shares that the underwriters have the option to purchase, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                      , 2021

PRELIMINARY PROSPECTUS

             Shares

Agendia N.V.

Ordinary Shares

$                 per share

This is the initial public offering of our ordinary shares. We are selling                 of our ordinary shares in this offering. We currently expect the initial public offering price to be between $                 and $                 per share.

We have granted the underwriters an option to purchase up to                 additional ordinary shares. We intend to apply to list our ordinary shares on The Nasdaq Global Market under the symbol “AGDX.”

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 16.

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See “Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to Agendia N.V. (before expenses)	$	$

(1)	We refer you to “Underwriting” beginning on page 235 for additional information regarding underwriting compensation.

The underwriters expect to deliver the shares to purchasers on or about                 , 2021 through the book entry facilities of The Depository Trust Company.

Goldman Sachs & Co. LLC	Citigroup	Cowen	Stifel

                    , 2021

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the ordinary shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our ordinary shares. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including                     , 2021 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who have come into possession of this prospectus in a jurisdiction outside the United States are required to inform

i

themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

We are incorporated in the Netherlands, and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the United States Securities and Exchange Commission, or SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

PRESENTATION OF FINANCIAL INFORMATION

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. All references in this prospectus to “$,” “US$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars and all references to “€” and “euros,” mean euros, unless otherwise noted. Certain euro amounts contained in this offering circular have been translated into U.S. dollars. The exchange rate used to translate such amounts was €1.00 to US$1.1891, the official exchange rate quoted as of June 30, 2021 by the European Central Bank. The U.S. dollar equivalent information presented in this prospectus is provided solely for the convenience of investors and should not be construed as implying that the euro amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our audited, including the notes thereto, included in this prospectus, before deciding to invest in our ordinary shares.

Our mission

Guiding physicians in their diagnosis and personalized treatment of breast cancer for women throughout their entire patient journey

Overview

We are a mission-driven, commercial stage company focused on enabling optimized decision-making by providing physicians with next-generation diagnostic and information solutions that can be used to help improve outcomes for breast cancer patients worldwide. Our solutions apply the power of functional genomic profiling to help physicians guide the care of women throughout their patient journey, from initial diagnosis to remission and cure, or recurrence and metastatic disease. Our scientific approach takes a holistic view of the biology underlying an individual patient’s breast cancer. We currently offer two proprietary tests: MammaPrint and BluePrint. MammaPrint is a 70-gene prognostic test that stratifies a specific patient’s recurrence risk and provides a prognostic marker to help inform a patient’s risk along with other clinicopathologic factors. BluePrint is an 80-gene molecular subtyping test that identifies the underlying biology of an individual breast cancer tumor, and classifies the tumor to provide information about its behavior, long-term prognosis and potential response to systemic therapy. These two tests form a combined platform that is designed to enable accurate classification of personalized breast cancer types, as observed in clinical studies comprising over 30,000 patient samples and reported in over 135 peer-reviewed publications. In pre- and post-operative settings, our platform provides clinically actionable insights that help guide optimal treatment decisions along the continuum of care. To engage breast cancer patients across this journey, we are developing and working to clinically validate a breast cancer-specific liquid biopsy test for minimal residual disease, or MRD, to monitor circulating tumor DNA, or ctDNA, for cancer clearance or recurrence. Our objective with serial liquid biopsy monitoring is to intercept cancer recurrence early and reduce the burden of metastatic disease. We are also developing a Smart Pathology solution to help guide the physician’s treatment decisions for metastatic breast cancer patients. We continue to advance our solutions with innovative analytical modalities such as whole genome arrays, next generation sequencing, or NGS, and digital AI pathology. Our commitment to advancing diagnostic and laboratory solutions for breast cancer, inclusion in top-tier medical guidelines, and broad coverage and reimbursement, together with our operational and commercial excellence, has accelerated revenue and gross margin to $57.9 million and 74% in 2020, respectively. We believe these business attributes and advantages are durable and have enabled us to impact the lives of patients with breast cancer around the world.

Breast cancer is the most common cancer and the leading cause of cancer death in women globally. In 2020, 2.3 million women worldwide were newly diagnosed with breast cancer, while there were 685,000 deaths attributed to the disease. A complex and highly heterogeneous disease, breast cancer encompasses at least 20 known clinical subtypes featuring differential growth profiles and response to therapy. Historically, physicians have used tumor pathology, grade and stage to predict breast cancer recurrence and to guide therapy. Tumor pathology is heavily dependent on the quality of tissue staining, and morphological and protein-based testing often do not fully reflect the true biology of a breast cancer tumor. Physicians may therefore make treatment decisions based on information which does not account for the molecular or functional nature of the patient’s cancer. Unlike many other cancers that are defined by DNA mutations, the functional gene expression profile of breast cancer is fundamental to understanding its cause and etiology, critical growth pathways, differential response to treatments and likelihood of recurrence and metastasis. Clinical decision making based on pathology or imaging alone—and without a complete functional profile of the tumor—may lead to incorrect treatment decisions for patients, resulting in over or under treatment, suboptimal care management, and adverse outcomes. Consequently, we believe there is a critical unmet medical need to functionally profile a woman’s breast cancer throughout the patient journey, including for risk scoring at initial diagnosis, guiding treatment selection in a neoadjuvant (pre-surgical) or adjuvant (post-surgical) setting, longitudinal monitoring post-operatively for disease clearance or early recurrence of metastatic disease. We are developing a suite of proprietary testing solutions that empower physicians to accurately diagnose the disease drivers and predict the progression of a woman’s breast cancer. We estimate the total addressable market for our platform and solutions to exceed $12 billion globally.

Our MammaPrint and BluePrint platform helps guide surgeons, oncologists and pathologists to objectively select the best course of therapy for a patient at critical intervention points. For early stage breast cancer, where cure is the goal, the initial phase of the treatment journey begins with the diagnosis and classification of breast cancer, which is essential for appropriate treatment planning. Patients may lose the chance for cure as a result of suboptimal assessment of tumors, which may result in inappropriate treatment selection. Lack of accurate assessment, in the pre-operative treatment setting, may impede achieving pathological complete response, or pCR, which is defined as the absence of residual invasive cancer of the complete resected breast specimen and all sampled lymph nodes and predicts an excellent prognosis. Our MammaPrint and BluePrint tests are commonly combined and used following an initial breast biopsy to characterize the tumor and guide physicians on both risk of recurrence and choice of systemic therapy. In the MINDACT (Microarray In Node-Negative and 1 to 3 Positive Lymph Node Disease May Avoid ChemoTherapy) randomized prospective study, MammaPrint reclassified 46% of clinically high-risk patients as being genomically Low Risk, sparing them adjuvant chemotherapy and resulting in distant metastasis-free survival, or DMFS, of 95% at five years and 89% at eight years. In the NBRST study, BluePrint reclassified 22% of traditionally diagnosed patients into the accurate functional subtypes for potential therapy selection. We have built extensive clinical evidence in an effort to expand MammaPrint’s and BluePrint’s potential utility by providing physicians additional information that they can use in challenging areas of therapeutic decision-making such as endocrine therapy management, as well as important clinical cohorts such as lymph node positive, or LN+, and underrepresented patients such as young pre-menopausal women and diverse ethnicities including African American women. We intend to continue expanding the MammaPrint and BluePrint tests with the goal of classifying all relevant treatable breast cancer patients and subtypes.

MammaPrint and BluePrint have been clinically validated in over 30 clinical studies with over 30,000 enrolled patients and more than 135 peer-reviewed publications, positioning our platform as a leader in clinical data generation for patient management with both standard of care and investigational therapies. We are actively sponsoring a number of clinical studies to support the expanding utility and patient eligibility for MammaPrint and BluePrint and to broaden market access for our platform. Further, we have a unique long-term clinical partnership with the I-SPY consortium hosted at the University of California, San Francisco and supported by leading pharmaceutical companies and the United States Food and Drug Administration, or FDA. I-SPY 2 is an adaptive study sponsored by Quantum Leap Healthcare Collaborative, which is designed to elucidate the efficacy of investigational drugs for adjuvant and neoadjuvant use in early stage locally advanced breast cancer. As the only prognostic and predictive functional genomic profiling tests integrated into I-SPY since its inception in 2010, we have accumulated over 10 years of unique insights correlating functional genomic profiles with therapies and outcomes. Finally, we believe that our proprietary FLEX study is the largest prospective registry of breast cancer patients in the United States with comprehensive tracking of patient data, therapeutic interventions and outcomes. We intend to advance the scientific frontier in breast cancer by commercializing diagnostic solutions that have the potential to improve patient outcomes and quality of life.

We are actively investing, both internally and with partners, in new product and technology modalities to unlock new markets, customers, channels and territories. Since the initial FDA clearance and CE-Mark for MammaPrint using targeted microarrays, we have successfully adapted our platform to innovative modalities, including whole transcriptome profiling and targeted NGS on formalin-fixed paraffin-embedded, or FFPE, tissue. Outside of the United States, we have launched a distributed NGS Kit for MammaPrint and BluePrint deployable in customers’ clinical laboratories that enables localized testing and provides new economic opportunities for our customers. In addition, we are expanding our platform and analytical modalities into digital AI pathology to enhance product innovation and global access.

We believe we are the only company focused on improving patient outcomes by guiding decisions across the entire breast cancer care continuum. This singular focus provides a competitive advantage in market position, expertise, solutions and interactions with the medical community, regulatory bodies and payors. As a result, we are growing significantly faster than our end markets. From 2016 to 2020, we have increased annual commercial testing volume from 13,088 to 22,813, fueled by increasing covered lives in the United States from 36 million to 221 million and international expansion. Our annual revenue and gross margin have increased consistently to $57.9 million and 74% in 2020, respectively. We intend to increase investment in our commercial operations to accelerate our growth and increase market adoption of our solutions.

Competitive Strengths

We are focused on enabling optimized decision making in the management of breast cancer to improve and extend the lives of women with breast cancer utilizing next-generation diagnostic and information solutions. We believe the continued growth of our company will be driven by the following competitive strengths:

•	Singular focus on breast cancer;

•	Solutions designed to empower physicians to guide patients throughout the breast cancer journey;

•	Significant and growing body of clinical evidence, generating strong support from the medical community;

•	Broad global access to testing;

•	Culture of excellence underpinned by deep science and clinical impact;

•	Mission-driven and multi-disciplinary commercial organization delivering differentiated relationships with our customers; and

•	Deep intellectual property estate.

Strategy

We are a pioneer in building a suite of comprehensive prognostic and predictive solutions to guide the treatment and care of women with breast cancer powered by state-of-the-art analytical methods, artificial intelligence and machine learning. Our goal is to resolve diagnostic ambiguity pre-operatively and post-operatively in early stage breast cancer, as well as longitudinally monitor and guide patient care in advanced disease. To achieve this, we plan to:

•	Continue to expand the MammaPrint and BluePrint platform;

•	Leverage our platform to develop additional novel testing solutions;

•	Generate additional clinical evidence to support adoption of our solutions with broader guidelines, inclusion and reimbursement coverage;

•	Aggressively grow our sales and marketing organization; and

•	Forge strategic alliances with leading industry partners to accelerate development and commercialization.

Breast Cancer

Treating breast cancer is complex and requires highly personalized care due to the diversity of over 20 known and different histological subtypes, multiple approved drugs and over 10 different treatment pathways. The window of opportunity for cure is currently limited principally to the time of first diagnosis. If the appropriate therapy is not selected at this critical decision point, breast cancer may later recur as metastatic cancer which is largely incurable. The challenge for breast cancer clinicians is to select the appropriate therapy with the highest likelihood of cure while simultaneously avoiding unnecessary or excessive therapy that may be of limited benefit but leave a patient with long-term toxicities and diminished quality of life. As a result, it is essential for the practice of personalized, precision medicine that clinicians be provided with the disease insights necessary to make these important therapy decisions. Currently, routine pathology does not provide the full picture of patient’s breast cancer.

Unmet Diagnostic Needs in Breast Cancer

For women with breast cancer, it is vital to make the correct and best-informed treatment and care decisions from initial diagnosis through their continuum of care, including routine monitoring to ensure cancer clearance and early detection of recurrence. However, we believe current diagnostic and monitoring modalities are insufficient to:

•	Intercept breast cancer early to improve disease prognosis.

•	Capture the diversity of breast cancer subtypes and match those subtypes to optimal therapies.

•	Provide results rapidly to enable neoadjuvant therapeutic intervention in the pre-operative window.

•	Enable localized testing to shorten turnaround times and allow laboratories to retain the control of samples and data while minimizing the use of biopsied tissue.

•	Allow for global access, given the current costs and genomic lab testing infrastructure limitations.

•	Monitor longitudinally for early detection of cancer recurrence or metastatic disease.

•	Optimize treatment and intervention for metastatic patients where no curative therapies exist today.

Our Solution—A Comprehensive Breast Cancer Diagnostics Platform

Early interception in breast cancer treatment is critical to deliver better patient outcomes. Pivotal treatment windows are often missed due to delayed access to precise tumor classification, which can result in suboptimal treatment plans and clinical outcomes. Our platform provides vital diagnostic insights that enable physicians to make more precise therapy recommendations throughout the entire breast cancer patient journey.

Early Stage Breast Cancer

Our combined platform, MammaPrint and BluePrint, can accurately assess the likelihood of breast cancer metastasis as well as key drivers of tumor growth. These insights assist physicians in determining optimal treatment pathways for their patients and whether additional therapy is warranted.

MammaPrint

MammaPrint is a prognostic test that stratifies a specific patient’s recurrence risk and informs physicians of the benefit of chemotherapy and endocrine therapy. MammaPrint, which is performed by isolating RNA from tumor tissue, measures the gene expression levels of the 70 most relevant genes predictive of the likelihood of recurrence, providing information not available from routine pathology. We believe our MammaPrint test can provide information to physicians that can be used to:

•	Inform adjuvant chemotherapy and endocrine therapy decisions;

•	Enable enhanced prognostic and predictive utility in the High 1 and High 2 categories; and

•	Utilize a broad and diverse clinical study and patient dataset that is independent of clinical factors.

BluePrint

BluePrint aids physicians to determine the most effective treatment by identifying the underlying biology of a patient’s breast cancer. BluePrint, which is performed by isolating RNA from the same tumor tissue as MammaPrint, measures the RNA expression levels of the 80 most relevant genes for determining the drivers of tumor growth to subtype patients as Luminal, HER2, or Basal. We believe our BluePrint test can provide information to physicians that can be used to:

•	Overcome limitations of traditional pathological assessments;

•	Enhance clinical understanding of the underlying biology of tumors;

•	Enable more precise decisions around timing and type of systemic therapy; and

•	Leverage rich datasets to inform biomarker development for future novel therapies.

Combined, MammaPrint and BluePrint form a platform that is designed to provide accurate functional genomic classification of breast cancer types to help physicians improve clinical outcomes. The following illustration reflects the potential impact of information provided by our MammaPrint and BluePrint platform on the current treatment paradigms and standard of care.

CT refers to Chemotherapy

ET refers to Endocrine Therapy

Expansion of Modalities for MammaPrint and BluePrint

Today, we offer an FDA 510(k) cleared platform that contains all the genes to read out MammaPrint. BluePrint is not FDA cleared and is performed as a Laboratory Developed Test, or LDT, at our central laboratory in Irvine, California. We continue to innovate and invest in technology modalities to provide state-of-the-art decision making and information solutions for MammaPrint and BluePrint. These include the following modalities under development:

NGS Kit for MammaPrint and BluePrint. We have developed a targeted NGS Kit that uses RNA sequencing to deliver MammaPrint and BluePrint results for our customers on the Illumina MiSeq platform utilizing our proprietary informatics algorithms. Our NGS Kit is CE-Marked and has been used internationally since 2018. A 510(k) application requesting clearance for the NGS Kit is currently under FDA review.

Digital MammaPrint and BluePrint. We are developing digital emulations of MammaPrint and BluePrint that we believe have the potential to provide disease insights and clinical utility similar to our current functional genomics platforms from the digital image of a pathology tissue sample. We believe this new approach has the potential to transform testing into a cloud-based software analytical solution that can be deployed easily, rapidly and cost-effectively across the world.

Our Proposed Solutions for Mid- and Late-Stage Breast Cancer

Liquid Biopsy

The advent of liquid biopsy—the ability to study tumor activity in ctDNA as an indicator of residual tumor and disease activity in the human body—was a breakthrough in the diagnosis and monitoring of many cancers. Liquid biopsy enables highly accessible and low-cost monitoring of cancers from a simple blood test. The current alternative to liquid biopsy is annual imaging studies which are cumbersome, slow, expensive, and often miss cancerous lesions or heterogeneous tumors due to sensitivity and resolution limitations.

Inivata Ltd., or Inivata, which was acquired by NeoGenomics, Inc., has developed and is preparing to commercialize what we believe to be the leading customizable test in MRD and recurrence testing. Their RaDaR test utilizes proprietary deep targeted genome sequencing of the primary tumor tissue to identify a comprehensive set of driver and passenger mutations. Proprietary algorithms and informatics then distill the breast- and patient-specific mutation signatures into a pareto of genomic targets, which are then formulated into a multiplexed ultra-sensitive PCR panel of 48 genomic targets. The resulting ultra-sensitive individualized PCR panel becomes the bespoke recurrence monitoring test for that specific patient.

We have an agreement with Inivata granting us exclusive co-promotion rights and responsibilities in the field of breast cancer diagnosis, prognosis, treatment selection, monitoring and/or treatment to the RaDaR MRD test, which will be offered commercially and co-branded under our brand and trademarks with the RaDaR tagline.

Smart Pathology

While most breast cancer is curable and manageable when detected early and treated appropriately, some proportion of patients do recur or progress to metastatic disease, which is currently considered incurable. While there has been progress in the development of investigational therapies to treat metastatic disease, no single therapy or combination of therapies has proven fully effective. Current diagnostic methods—including PD-L1 biomarker testing and tumor mutation burden, or TMB, for immunotherapy response, comprehensive NGS panels for response to targeted therapy, or digital pathology profiling for proteomic characteristics—all have limitations based on imperfections in naturally occurring biomarkers, direct functional correlation with tumor biology, and resolution and sensitivity.

We are developing an approach to diagnose and guide therapy for metastatic disease, powered by multi-omics and digital AI pathology. Our solution for metastatic breast cancer, called Smart Pathology, will combine several cutting-edge technology modalities. These include whole genome profiling using RNA sequencing, DNA mutation profiling for targeted therapy response, immune response markers such as TMB, Microsatellite Instability, or MSI, and Mismatch Repair, or MMR, as well as digital AI pathology. We are employing state-of-the-art deep learning and neural networks to combine this information into actionable clinical insights and treatment decision making tools. We intend to leverage our know-how and clinical studies, including our prospective FLEX registry to validate clinical utility and correlation of diagnostic results, therapy selection, and patient outcomes.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under the “Risk Factors” section of this prospectus in deciding whether to invest in our securities. Among these important risks are the following:

•

We have incurred net losses since our inception and we anticipate that we will continue to incur losses for the foreseeable future, which could harm our future business prospects and make it difficult for us to achieve or sustain profitability.

•	The COVID-19 outbreak has and may continue to have a material adverse effect our business and financial results.

•

Our history of recurring losses and anticipated expenditures raises substantial doubts about our ability to continue as a going concern. Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations.

•	Our success depends heavily on our MammaPrint and BluePrint tests.

•

If third-party payors do not provide coverage and adequate reimbursement for our tests, or if they breach, rescind or modify their contracts or reimbursement policies or delay payments for our tests, or if we or our partners are unable to successfully negotiate payor contracts, our commercial success could be compromised.

•	If our tests, or our competitors’ tests, do not meet the expectations of patients and physicians, our operating results, reputation and business could suffer.

•

We face intense competition, which could intensify further in the future, and we may fail to maintain or increase our revenue levels, maintain or improve the current prices and margins for our tests or achieve or sustain profitability if other companies or institutions develop and market novel or improved technologies that make our technologies less competitive or obsolete or if otherwise cannot compete successfully.

•

New tests and product development involves a lengthy and complex process, and we may be unable to commercialize on a timely basis, or at all, any of the tests or products we develop individually or with our collaborators.

•

Our industry is subject to rapidly changing technology and new and increasing amounts of scientific data, and if we fail to keep pace with these technological advances, we may be unable to compete effectively and our business and prospects could suffer.

•	Our mix of government and commercial payors can fluctuate from period to period and our revenue may be concentrated among only a small number of payors.

•

Our products and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business.

•

We rely on a limited number of third-party suppliers and, in some cases, sole suppliers, for the majority of our reagents and microarrays, laboratory instruments and materials and may not be able to find replacements or immediately transition to alternative suppliers.

•

We currently rely, and plan to rely in the future, on third parties to conduct and support clinical trials involving our products and product candidates. If these third parties do not properly and successfully carry out their contractual duties or meet expected deadlines, our business may be harmed.

•

Material weaknesses were identified in our internal control over financial reporting and additional material weaknesses may be identified in the future, which may result in material misstatements of the our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.

•

The success of our tests and any other screening or diagnostic product or service we may offer or develop will depend on the degree of market acceptance by healthcare providers, patients, healthcare payors and others in the medical community.

•

If we are unable to obtain and maintain sufficient intellectual property protection for our technology, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours and our ability to successfully commercialize our products may be impaired.

•

We are a foreign private issuer and, as a result, we are not subject to United States proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a United States domestic public company.

Corporate Information

We were incorporated under the laws of the Netherlands on July 10, 2003 as Agendia B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid). On May 31, 2011, we converted into a public company with limited liability (naamloze vennootschap), named Agendia N.V. Our principal executive offices are located at 22 Morgan, Irvine, CA 92618. Our telephone number at this address is +1 (888) 321-2732.

Our website address is www.agendia.com. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus. We have included our website address as an inactive textual reference only.

This prospectus includes our trademarks and trade names, including MammaPrint®, BluePrint® and our logo, which are our property and are protected under applicable intellectual property laws. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, our trademarks and tradenames referred to in this prospectus may appear without any “™” or “®” symbol, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of any applicable licensor, to these trademarks and tradenames. We do not intend our use or display of other entities’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act. As such, we are eligible, for up to five years, to take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies. These exemptions include:

•

the option to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

•

we are not required to comply with the requirement of the Public Company Accounting Oversight Board, or PCAOB, regarding the communication of critical audit matters in the auditor’s report on the financial statements;

•	we are not required to submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” and

•

we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the closing of this offering or such earlier time that we no longer qualify as an emerging growth company. As a result, the information we provide to our shareholders may be different than you might receive from other public reporting companies in which you hold equity interests.

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Exchange Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period and, as a result, our financial statements may not be comparable to companies that comply with public company effective dates.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of this offering; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the aggregate market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1 billion in non-convertible debt securities during any three-year period.

Upon the closing of this offering, we will report under the Exchange Act as a non-United States company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, for as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to United States domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

THE OFFERING

Ordinary shares offered by us	ordinary shares

Ordinary shares to be outstanding after this offering	ordinary shares (or ordinary shares if the underwriters exercise their option to purchase additional ordinary shares from us in full).

Option to purchase additional shares	We have granted the underwriters an option to purchase up to additional ordinary shares from us within 30 days of the date of this prospectus.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to satisfy outstanding notes payable upon maturity and other long-term liabilities, expand sales and marketing capabilities, fund our other current and future research and development activities and for working capital and other general corporate purposes. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ordinary shares.

Listing	We intend to apply to list our ordinary shares on The Nasdaq Global Market, or Nasdaq, under the symbol “AGDX.”

The number of our ordinary shares to be outstanding after this offering is based on                  ordinary shares outstanding as of June 30, 2021, after giving effect to (i) the conversion of all of our outstanding redeemable convertible preference shares into                  ordinary shares in connection with this offering, including the related issuance of                  ordinary shares to the holders of our outstanding redeemable convertible preference shares in satisfaction of such holders’ right to a one-time distribution, and (ii) the automatic conversion of $35,000,000 aggregate principal of unsecured subordinated convertible promissory notes outstanding as of June 30, 2021, into

ordinary shares, assuming an initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and excludes the following:

•	ordinary shares issuable upon the exercise of options to purchase our ordinary shares outstanding as of June 30, 2021 at a weighted average exercise price of €0.5942 per share;

•	ordinary shares issuable upon the exercise of options to purchase our ordinary shares granted subsequent to June 30, 2021 at a weighted average exercise price of per share;

•	ordinary shares issuable upon the exercise of warrants outstanding as of June 30, 2021 at an exercise price of €20.00 per share;

•

                 ordinary shares reserved for future issuance under our 2015 Stock Incentive Plan, provided that we will cease granting awards under this plan upon the effectiveness of our 2021 Incentive Award Plan, or the 2021 Plan, and our 2021 Employee Stock Purchase Plan, or 2021 ESPP; and

•	ordinary shares reserved for future issuance under our 2021 Plan and 2021 ESPP, which will become effective in connection with this offering.

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•

the automatic conversion of all of our outstanding redeemable convertible preference shares into ordinary shares in connection with this offering after issuing                  ordinary shares to the holders of our outstanding redeemable convertible preference shares in satisfaction of such holders’ right to a one-time distribution;

•

the conversion of $35,000,000 aggregate principal of unsecured subordinated convertible promissory notes outstanding as of June 30, 2021, assuming an initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	no exercise of the outstanding options described above after June 30, 2021;

•	the filing and effectiveness of our amended and restated Articles of Association, which will occur immediately prior to the completion of this offering;

•	a -for- reverse split of our ordinary shares to be effected before the completion of this offering; and

•	no exercise by the underwriters of their option to purchase additional ordinary shares in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the following consolidated summary financial data together with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus and the “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. We have derived the Consolidated Statements of Operations and Comprehensive Loss Data for the years ended December 31, 2020 and 2019 from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected in the future.

	Year Ended December 31,
	2020		2019
	(In thousands, except share and per share data)
Consolidated statements of operations and comprehensive loss data:
Revenue		$57,893	$48,936
Operating expenses:
Cost of revenue		14,858	13,015
Research and development		15,090	8,830
Selling and marketing		27,694	25,562
General and administrative		18,992	22,112

Loss from operations		(18,741)	(20,583)

Other income (expense):
Interest expense		(1,382)	(1,362)
Other income (expense), net		158	(393)

Total other income (expense)		(1,224)	(1,755)

Net loss		$(19,965)	$(22,338)

Other comprehensive loss:
Foreign currency translation adjustment		(1,355)	(4)

Total comprehensive loss		$(21,320)	$(22,342)

Net loss per share attributable to ordinary shareholders, basic and diluted		$(0.22)	$(0.29)

Weighted-average ordinary shares outstanding, basic and diluted		91,877,009	76,081,835

Pro forma net loss per share attributable to ordinary shareholders, basic and diluted(1)	$

Pro forma weighted-average ordinary shares outstanding, basic and diluted(1)

(1)

See Note 2 and 14 to our consolidated financial statements appearing at the end of this prospectus for details on the calculation of basic and diluted net loss per share attributable to ordinary shareholders and the “Selected Consolidated Financial Data” section of this prospectus for details on the calculation of unaudited basic and diluted pro forma net loss per share attributable to ordinary shareholders.

	As of December 31, 2020
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,724
Total assets	26,814
Total liabilities	47,105
Redeemable convertible preference shares	25,890
Accumulated deficit	(293,062)
Total shareholders’ equity (deficit)	(46,181)

(1)

The pro forma balance sheet data gives effect to (i) the conversion of all of our outstanding redeemable convertible preference shares into ordinary shares in connection with this offering, including the related issuance of                ordinary shares to the holders of our outstanding redeemable convertible preference shares P in satisfaction of such holders’ right to a one-time distribution; and (ii) the conversion of $35,000,000 aggregate principal of unsecured subordinated convertible promissory notes outstanding as of June 30, 2021, assuming an initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

(2)

The pro forma as adjusted balance sheet data gives effect to the pro forma adjustments described in footnote (1); the issuance and sale by us of                ordinary shares in this offering at the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; and our satisfaction of our notes outstanding at their maturity, as described in the section entitled “Use of Proceeds.”

Each $1.00 increase or decrease in the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, total assets and total shareholders’ equity by $                 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Each increase or decrease of 1,000,000 in the number of shares we are offering at the assumed initial public offering price, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, total assets and total shareholders’ equity by $                 million, assuming no change in the assumed initial public offering price per share and after deducting the estimated underwriting discounts and commissions. This pro forma as adjusted information is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making an investment in our ordinary shares. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our ordinary shares could decline and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors.

Risks Related to our Financial Condition

We have incurred net losses since our inception and we anticipate that we will continue to incur losses for the foreseeable future, which could harm our future business prospects and make it difficult for us to achieve or sustain profitability.

We have incurred losses since we were formed. From our date of inception on July 10, 2003 through June 30, 2021, we have accumulated a total deficit of approximately $             million. We expect to continue investing significantly toward development and commercialization of our combined MammaPrint and BluePrint platform. If our revenue does not grow significantly, we will not be profitable. Additionally, our revenue may not continue to grow at historical rates or at all, and we may not be able to achieve or sustain profitability. We cannot be certain that the revenue from the sale of any products or services based on our technologies will be sufficient to make us profitable.

Our inability to raise additional capital on acceptable terms, or at all, in the future may limit our ability to develop and commercialize new products and expand our operations.

We may require additional capital to fully fund our current strategic plan, which includes successfully commercializing our MammaPrint and BluePrint products and solutions that address unmet clinical needs facing breast cancer patients, and developing a pipeline of future products and services. Additional financing may not be available in amounts or on terms satisfactory to us or at all. Our success in raising additional capital may be significantly affected by general market conditions, the market price of our ordinary shares, our financial condition, uncertainty about the future commercial success of our current products and services, the development and commercial success of future products or services, regulatory developments, the status and scope of our intellectual property, any ongoing litigation, our compliance with applicable laws and regulations and several other factors. If we raise additional funds through the sale of equity, convertible debt or other equity-linked securities, our shareholders’ ownership will be diluted and the market price of our ordinary shares could be depressed. We may issue securities that have rights, preferences and privileges senior to our ordinary shares. Additionally, if we raise additional funds through collaborations, licensing arrangements or other structured financing transactions, we may relinquish rights to our technologies or products or services, grant security interests in our assets or grant licenses to third parties on terms that are unfavorable to us.

Our operating results could be subject to significant fluctuation, which could increase the volatility of our share price and cause losses to our shareholders.

Our revenue and results of operations may fluctuate significantly, depending on a variety of factors, including the following:

•

our success in marketing and selling, and changes in demand for, our MammaPrint and BluePrint tests, as well as kits used in decentralized labs to perform tests, and the level of reimbursement and collection obtained for such tests;

•	the mix of varying reimbursement levels of government and commercial payors reimbursing our tests on behalf of patients;

•	our success in collecting payments from third-party payors, patients and collaborative partners, variation in the timing of these payments and recognition of these payments as revenue;

•

the pricing of our tests, including potential changes in Medicare or other third-party payor reimbursement rates, including the potential impacts of the Protecting Access to Medicare Act of 2014, or PAMA;

•

circumstances affecting our ability to provide our tests and kits, including weather events, supply shortages and regulatory or other circumstances that adversely affect our ability to process tests in our clinical laboratories;

•

seasonal variations affecting healthcare provider recommendations for our products, patient compliance with healthcare provider recommendations, including holidays, weather events and circumstances such as the outbreak of influenza that may limit patient access to medical practices for tests and preventive services, as well as orders from distributors;

•	the impact of the COVID-19 pandemic on our business and operations;

•	fluctuations in the amount and timing of our selling and marketing costs and our ability to manage costs and expenses and effectively implement our business; and

•	our research and development activities, including the timing of costly clinical trials.

The COVID-19 outbreak has and may continue to have a material adverse effect our business and financial results.

The COVID-19 outbreak, which the World Health Organization has classified as a pandemic, together with related precautionary measures, has materially disrupted our business and may continue to disrupt our business for an unknown period of time. For example, during the course of the outbreak there have been closures of mammography labs, which has materially impacted our testing volumes and revenue and there have also been delays in the 510(k) regulatory clearance process. The territories in which we market, sell, distribute and perform our tests are attempting to address the COVID-19 pandemic in varying ways, including stay-at-home orders, temporarily closing businesses, restricting gatherings, restricting travel and mandating social distancing and face coverings. Certain jurisdictions have begun relaxing their restrictions only to reinstate restrictions due to increases in new COVID-19 cases. Even in areas where “stay-at-home” restrictions have been lifted and the number of cases of COVID-19 has declined, many individuals remain cautious about resuming activities such as preventive-care medical visits. Medical practices continue to be cautious about allowing individuals, such as sales representatives, into their offices. Many individuals continue to work from home rather than from an office setting. The level and nature of the disruption caused by COVID-19 is unpredictable, may be cyclical and long-lasting and may vary from location to location. As a result, COVID-19 has significantly impacted, and may continue to significantly impact, our operating results including our revenue, margins, and cash utilization, among other measures. We expect to adjust our precautionary measures at our various locations based on local recovery levels and applicable governmental regulations. Our business could be negatively affected if we take excessive, ineffective or inadequate precautions.

Despite our efforts, the ultimate impact of COVID-19 depends on factors beyond our knowledge or control, including the duration and severity of the outbreak, third-party actions taken to contain its spread and mitigate its public health effects and short- and long-term changes in the behaviors of medical professionals and patients resulting from the pandemic.

Due to the high degree of uncertainty regarding the implementation and impact of the CARES Act and other legislation related to COVID-19, there can be no assurance as to the total amount of financial assistance we will receive or that we will be able to comply with the applicable terms and conditions for retaining such assistance.

On March 27, 2020, the CARES Act was signed into law, which is aimed at providing emergency assistance and health care for individuals, families, and businesses affected by the COVID-19 pandemic and generally supporting the United States economy. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, and modifications to the net interest deduction limitations. The CARES Act and similar legislation intended to provide assistance related to the COVID-19 pandemic also authorized $175 billion in funding to be distributed by the United States Department of Health and Human Services, or the HHS, to eligible health care providers. This funding, known as the Provider Relief Fund, is designated to fund eligible healthcare providers’ healthcare-related expenses or lost revenue attributable to COVID-19. On December 27, 2020, the Consolidated Appropriations Act, 2021 was signed into law, which adds $3.0 billion to the Provider Relief Fund. Payments from the Provider Relief Fund are subject to certain eligibility criteria, as well as reporting and auditing requirements, but do not need to be repaid to the United States government if recipients comply with the applicable terms and conditions.

During April 2020, we received $0.8 million from the Provider Relief Fund from HHS. The payment is recorded as a component of accrued expenses and other liabilities on the consolidated balance sheet as of December 31, 2020.

During May 2020, we also received $5.0 million from a Federal Small Business Administration loan under the Paycheck Protection Program, or the PPP Loan. The PPP Loan bears interest at 1.00% per year on the outstanding principal amount and matures 24 months from the date of the note. No payments were due for the initial six-month period beginning on the date of the note. Afterwards, payments of principal and interest started to become due over the following 18 months. As of June 30, 2021, we did not make any repayments of the PPP Loan. We believe we qualify for forgiveness of the funds advanced to us under the PPP Loan and, in May 2021, we applied for forgiveness of the PPP Loan and accrued interest.

In addition, due to the high degree of uncertainty regarding the implementation of the CARES Act, the Consolidated Appropriations Act of 2021 and other stimulus legislation, there can be no assurance that the terms and conditions of the Provider Relief Fund or other relief programs will not change or be interpreted in ways that affect our ability to comply with such terms and conditions in the future, which could affect our ability to retain such assistance. HHS’ interpretation of the underlying terms and conditions of such Provider Relief Fund payments, including auditing and reporting requirements, continues to evolve. We will continue to monitor our compliance with the terms and conditions of the Provider Relief Fund, including demonstrating that the distributions received have been used for healthcare-related expenses or lost revenue attributable to COVID-19. If we are unable to comply with current or future terms and conditions, our ability to retain some or all of the distributions received may be impacted, and we may be subject to actions including payment recoupment, audits and inquiries by governmental authorities, and criminal, civil or administrative penalties.

We have a limited operating history, which could expose us to enhanced risks and increase the difficulty of evaluating our business and prospects.

We began operations in 2003 and commercially launched our first products in June 2007; however, we did not generate meaningful sales of our products until 2016, subsequent to the publication of the MINDACT Study. As a result, we have only a limited operating history upon which you can evaluate our business and prospects. Our limited operating history makes it difficult to evaluate our current business and hinders our ability to reliably forecast our future operating results, including revenue, cash flows and progression toward sustained profitability. We have encountered and will continue to encounter risks and uncertainties frequently experienced by growing companies in the life sciences and technology industries, such as risks related to an evolving and unpredictable industry and business model, management of growth and the other uncertainties described in this report. If our assumptions regarding these risks and uncertainties are incorrect, if these risks and uncertainties change or escalate due to fluctuations in our markets or industry or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations and our business could suffer.

Our history of recurring losses and anticipated expenditures raises substantial doubts about our ability to continue as a going concern. Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations.

We have incurred operating losses to date and it is possible we may never generate sufficient cash flow from operations to operate as a going concern. Our financial statements included elsewhere in this prospectus have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. We have concluded that our recurring losses from operations and need for additional financing to fund future operations raise substantial doubt about our ability to continue as a going concern. The report of our independent registered public accounting firm on our consolidated financial statements as of and for the year ended December 31, 2020 included an explanatory paragraph indicating that there is substantial doubt that we will be able to continue as a going concern. If we are unable to raise sufficient capital when needed, our business, financial condition and results of operations will be harmed, and we will need to significantly modify our operational plans to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements.

Risks Related to Our Business and Business Strategy

Our success depends heavily on our MammaPrint and BluePrint tests.

Our ability to generate revenue depends substantially on the ongoing commercial success of our MammaPrint and BluePrint tests. There can be no assurance that we will develop or commercialize any other products or services that will generate significant revenue. The commercial success of our current and future products, and our ability to generate revenue from these products, will depend on a variety of factors, including the following:

•	acceptance and demand in the medical community and by our targeted patient populations;

•

inclusion in healthcare guidelines and recommendations, such as those developed by the American Cancer Society, or ACS, United States Preventive Services Taskforce, or USPSTF, American Society of Clinical Oncology and National Comprehensive Cancer Network, and similar guidelines and recommendations outside the United States;

•	inclusion in quality measures, including the Healthcare Effectiveness Data and Information Set, or HEDIS, measures and the CMS Medicare Advantage Star Ratings;

•	recommendations and studies that may be published by government agencies, private companies, professional organizations, academic and medical journals and other key opinion leaders;

•	patient compliance with orders for our tests by healthcare providers, and patient adherence to recommendations regarding periodic re-testing;

•	successful sales, marketing and educational programs, including successful direct-to-patient marketing such as television advertising and social media;

•	the number of patients screened for breast cancer, as well as the number of patients who use our MammaPrint and BluePrint tests for that purpose;

•	the number of people afflicted by breast cancer;

•	sufficient coverage and reimbursement under government healthcare programs and by third-party payors within the United States and abroad;

•

the existence of federal or state laws that mandate coverage for breast cancer screening, the extent to which those laws mandate coverage of our MammaPrint and BluePrint tests and the enforcement of those laws;

•	the amount and nature of competition from other products and procedures;

•

obtaining and maintaining foreign, federal, and state regulatory certifications, licenses, or other authorizations as well as accreditations applicable to our clinical laboratories and laboratory personnel;

•	obtaining and maintaining regulatory authorizations to legally market our products;

•	changes in foreign, federal, and state regulations, including changes in FDA enforcement discretion and regulation of laboratory developed tests, or LDTs, that may impact our product offerings;

•	the ease of use of our ordering process for healthcare providers;

•	maintaining and defending patent protection for the intellectual property relevant to our products and services;

•	our ability to establish and maintain adequate commercial manufacturing, distribution, sales and CLIA/CAP laboratory testing capabilities;

•

billing and claim processing are complex and time-consuming, and any delay in submitting claims or failure to comply with applicable billing requirements could hinder collection and have an adverse effect on our revenue;

•	our reliance on contractual relationships with suppliers, third party contractors and strategic partners are our ability to obtain or maintain favorable terms from these parties;

•

ensure that our products are promoted and advertised in a manner consistent with the FDCA and implementing regulations, and that our sales and marketing personnel do not engage in off label promotion; and

•

if we or any of our independent contractors, consultants, collaborators, manufacturers, vendors or service providers fail to comply with healthcare and data privacy laws and regulations, we or they could be subject to enforcement actions, which could result in penalties and affect our ability to develop, market and sell our offerings and future offering candidates and may harm our reputation.

If we are unable to continue to grow sales of our MammaPrint and BluePrint tests or if we are delayed or limited in doing so, our business prospects, financial condition and results of operations would be adversely affected.

If third-party payors do not provide coverage and adequate reimbursement for our tests, or if they breach, rescind or modify their contracts or reimbursement policies or delay payments for our tests, or if we or our partners are unable to successfully negotiate payor contracts, our commercial success could be compromised.

Successful commercialization of our tests depends, in large part, on the availability of coverage and adequate reimbursement from third-party payors, including government payors, such as Medicare, Medicaid and private insurers. Each third-party payor decides whether to cover the test, the amount it will reimburse for a covered product and the specific conditions for reimbursement. Coverage and reimbursement by third-party payors may depend on a number of factors, including the payor’s determination that tests using our technologies are:

•	not experimental or investigational;

•	medically necessary;

•	demonstrated to lead to improved patient outcomes;

•	appropriate for the specific patient;

•	cost-saving or cost-effective;

•	supported by peer-reviewed medical journals; and

•	included in clinical guidelines.

If we are unable to provide third-party payors with sufficient evidence of the clinical utility and validity of our tests, they may not provide coverage, or may provide limited coverage, which will adversely affect our revenue and our ability to succeed. In addition, clinicians may be less likely to order a test unless third-party payors pay a substantial portion of the test price. Therefore, coverage determinations and reimbursement levels and conditions are critical to commercial success, and if we are not able to secure positive coverage determinations and reimbursement levels, our business will be materially adversely affected. Moreover, the COVID-19 pandemic may cause a delay in coverage decisions from Medicare and third-party payors, and the occurrence of which may have a material adverse effect on our business.

Third-party payors and other entities also conduct technology assessments of new medical tests and devices and provide and/or sell the results of their assessments to other parties. These assessments may be used by third-party payors and health care providers as grounds to deny coverage for or refuse to use a test or procedure. In addition, third-party payors, have increased their efforts to control the cost, utilization and delivery of healthcare services. These measures have resulted in reduced payment rates and decreased utilization for the diagnostics industry.

With respect to Medicare coverage, Palmetto GBA, or Palmetto, the Medicare Administrative Contractor, or MAC, responsible for administering Medicare’s molecular diagnostic services program, or MolDX Program, maintains a local coverage determination, or LCD, that provides coverage for our MammaPrint test. The MAC responsible for administering Medicare claims submitted by our laboratory, Noridian Healthcare Solutions, has adopted Palmetto’s positive coverage policy, along with a related local coverage article that identifies a unique billing identifier for this test. Medicare does not currently provide coverage for our BluePrint test. Over the last several years, we have filed administrative appeals challenging denied claims with respect to our BluePrint test, most of which are pending before the Medicare Appeals Council or the Administrative Law Judge or ALJ. The ALJ issued a fully favorable decision to us notwithstanding the fact Palmetto had not approved the tests for coverage under its LCD. The Medicare Appeals Council rejected the ALJ’s favorable decision holding that the ALJ should have deferred to the LCD and abided by Palmetto’s decision denying coverage of the testing. In October 2019, the United States district Court for the Central District of California reversed the decision of the Medicare Appeals Council and held that the LCD was not enforceable because it was issued without notice and opportunity for comment in violation of the Medicare statute. The government appealed this decision to the United States Court of Appeals for the Ninth Circuit and on July 16, 2021, a panel reversed the district court’s decision. Although we expect to appeal the panel’s decision, we can provide no assurances that we will be successful in doing so or that the Ninth Circuit panel’s decision will not provide a precedent for other pending and future administrative appeals until such time.

Other third-party payors make their own decisions as to whether to establish a policy to reimburse our testing products, however, and because approvals must be sought on a payor-by-payor basis, establishing broad coverage is a time-consuming and costly process. While our MammaPrint test is currently covered by a number of commercial payors, including several national health plans, there remain third-party payors who have not yet established a coverage policy applicable to MammaPrint or that consider our BluePrint test to be experimental and investigational, and therefore not covered. There can be no assurance that third-party payor policies provide coverage, or will continue to provide coverage, for our testing products. We may also experience delays and temporary interruptions in the receipt of payments from third-party payors due to changes in their internal processes, documentation requirements and other issues, which could cause our revenue to fluctuate from period to period.

If we are not successful in reversing existing non-coverage policies, or if other third-party payors issue negative coverage policies, these policies could have a material adverse effect on our business and operations. Even if several third-party payors currently reimburse for our testing products, such payors may withdraw coverage at any time, review and adjust the rate of reimbursement, require co-payments from patients or stop paying for our testing products altogether, any of which would reduce our revenue.

Billing for our tests is complex, and we must dedicate substantial time and resources to the billing process to be paid for our tests.

Billing for our testing products is complex, time consuming and expensive. Depending on the billing arrangement and applicable law, we bill various third-party payors, including Medicare, Medicaid and private insurance companies, as well as patients, all of which have different billing requirements. We generally bill third-party payors for our testing products and pursue reimbursement on a case-by-case basis where payor contracts are not in place. We may also face increased risk in our collection efforts, including long collection cycles and potential delays in claims processing, which could adversely affect our business, results of operations and financial condition.

Several factors contribute to the complexity of the billing process, including:

•	differences between the list price for our testing products and the reimbursement rates of third-party payors;

•	compliance with complex federal and state regulations related to billing government healthcare programs including Medicare and Medicaid;

•	disputes among third-party payors as to which party is responsible for payment;

•	differences in coverage among third-party payors;

•	the effect of patient deductibles, co-payments or co-insurance;

•	differences in information and billing requirements among third-party payors;

•	changes to billing codes used for our testing products;

•	risk of government audits related to billing;

•	incorrect or missing billing information; and

•	the resources required to manage the billing and claims appeals process.

We use standard industry billing codes, known as CPT codes, to bill for our testing products. If these codes were to change, there is a risk of an error being made in the claim adjudication process. Such errors can occur with claims submission, third-party transmission or in the processing of the claim by the payor. Claim adjudication errors may result in a delay in payment processing or a reduction in the amount of the payment received.

As we introduce new testing products, we will need to add new codes to our billing process as well as our financial reporting systems. Failure or delays in effecting these changes in external billing and internal systems and processes could negatively affect our collection rates, revenue and cost of collecting.

Our billing activities require us to implement compliance procedures and oversight, train and monitor our employees, and undertake internal audits to evaluate compliance with applicable laws and regulations as well as internal compliance policies and procedures. When payors deny our claims, in order to obtain reimbursement for services that we provide, we may challenge coverage and payment denials. Payors also conduct external audits to evaluate payments, which add further complexity to the billing process. If the payor makes an overpayment determination, there is a risk that we may be required to return all or some portion of prior payments we have received. Additionally, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, collectively the Affordable Care Act, or ACA, established a requirement for providers and suppliers to report and return any overpayments received from government payors under the Medicare and Medicaid programs within 60 days of identification. Failure to identify and return such overpayments exposes the provider or supplier to liability under federal false claims laws.

Additionally, from time to time, third-party payors change processes that may affect timely payment. These changes may result in uneven cash flow or impact the timing of revenue recognized with these payors. With respect to payments received from governmental programs, factors such as a prolonged government shutdown could cause significant regulatory delays or could result in attempts to reduce payments made to us by federal government healthcare programs. In addition, third-party payors may refuse to ultimately make payment if their processes and requirements have not been met on a timely basis. These billing complexities, and the related uncertainty in obtaining payment for our testing products could negatively affect our revenue and cash flow, our ability to achieve profitability, and the consistency and comparability of our results of operations.

In 2020, Noridian posted the calendar year 2021 Medicare Clinical Laboratory Fee Schedule, or CLFS, which establishes the reimbursement rates to be paid by Medicare for our jurisdiction for services performed on or after January 1, 2021. We have estimated that the implementation of these reimbursement rates will not result in a reduction in anticipated reimbursements from Medicare for our MammaPrint testing product compared to levels experienced in 2020. In addition, beginning April 1, 2013, Medicare payments to providers were reduced by 2% under the sequestration required by the Budget Control Act of 2011, which will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through December 31, 2021 due to the COVID-19 pandemic. Revenue from Medicare comprised 25.4% and 24.5% of our revenue for the years ended December 31, 2020 and 2019, respectively. Revenue from the our centralized MammaPrint and BluePrint tests comprised 95.6% and 95.8% of our revenue for the years ended December 31, 2020 and 2019, respectively.

Revenue from governmental and third-party payors can be retroactively adjusted after a new examination during the claims settlement process or as a result of post-payment audits. For example, Medicare reimbursement claims made by healthcare providers and suppliers are subject to audit from time to time by governmental and third-party payors and their agents. To ensure compliance with Medicare, Medicaid and other requirements and regulations, government agencies or their agents (including Recovery Audit Contractors, or RACs, Unified Program Integrity Contractors, or UPICs, and other contractors operating under the Medicare and Medicaid programs) often conduct audits and request customer records and other documents to support claims submitted for payment of services rendered and compliance with government program claim submission requirements. Private payors conduct similar audits to ensure claims align with coverage requirements and may take legal action to recover alleged overpayments. Negative audit findings or allegations of fraud or abuse may subject us to liability, including but not limited to overpayment liability, refunds or recoupments of previously paid claims, payment suspension, or the revocation of billing or payment privileges in governmental healthcare programs or termination of arrangements with third-party payors. Failure to comply with applicable laws relating to billing federal healthcare programs could also lead to various penalties, including but not limited to:

•	overpayments and recoupments of reimbursement received;

•	exclusion from participation in Medicare/Medicaid programs;

•	asset forfeitures;

•	civil and criminal fines and penalties; and

•	the loss of various licenses, certificates and authorizations necessary to operate our business.

Any of these penalties or sanctions could have a material adverse effect on our results of operations or cash flows.

Healthcare policy and payment changes may have a material adverse effect on our financial condition and results of operations.

Reimbursement to healthcare providers, such as specialized diagnostic service providers like us, is subject to continuing change in policies by third-party payors including governmental payors, such as Medicare and Medicaid, private insurers and other private payors, such as hospitals and private medical groups. Statutory and regulatory changes, retroactive rate adjustments and administrative rulings, and other policy changes may be implemented with little or no prior notice, all of which could materially decrease the range of services for which we are reimbursed or the reimbursement rates paid for our testing products.

On April 1, 2014, the Protecting Access to Medicare Act of 2014, or PAMA, was signed into law, which, among other things, implemented a new payment system for clinical laboratory tests reimbursed under the CLFS. Under the law, clinical laboratories must report laboratory test payment data for each Medicare-covered clinical diagnostic lab test that it furnishes. The reported data must include the payment rate and the volume of each test that was paid by each private third-party payor. Laboratories that fail to report the required payment information may be subject to substantial civil monetary penalties. We bill Medicare for our testing products, and therefore we are subject to reporting requirements under PAMA.

On June 23, 2016, CMS published the final rule implementing the reporting and rate-setting requirements under PAMA. For tests furnished on or after January 1, 2018, Medicare payments for clinical diagnostic laboratory tests are based upon these reported private payor rates. For clinical diagnostic laboratory tests that are assigned a new or substantially revised CPT code, initial payment rates will be assigned either through the crosswalk or gap-fill methodology, as under prior law. Crosswalking occurs when a new test or substantially revised test is determined to be similar to an existing test, multiple existing test codes, or a portion of an existing test code, which can then be utilized to determine a payment. Gap-filling occurs when no comparable, existing test is available, in which case the MACs determine local payment rates which are then used by CMS to establish a national limitation amount, or NLA. The decision whether to use the crosswalking or gap-filling methodology under the CLFS can have a significant impact on payment rates and is subject to CMS’s discretion. Initial payment rates for new advanced diagnostic laboratory tests will be based on the actual list charge for the laboratory test. Under CMS’ final rule implementing PAMA, any reductions to payment rates resulting from the new methodology were originally limited to 10% per test per year in each of the years 2018 through 2020 and to 15% per test per year in each of the years 2021 through 2023. The CARES Act amended CMS’s phased-in approach by capping payment reductions under PAMA at 0% for 2021 and suspending data reporting for one year. Reporting was not required between January 1, 2020 to December 31, 2020 and will instead be required between January 1, 2022 and March 31, 2022. Additionally, the next round of rate reductions was delayed from 2021 until 2022, with tests receiving cuts of up to 15% a year from 2022 through 2024. It is difficult to predict how revisions to the CLFS based on the PAMA reporting requirements or other policy changes may affect reimbursement rates in the future.

Other laws make changes impacting clinical laboratories, many of which have already gone into effect. The ACA, enacted in March 2010, among other things, include provisions regarding the coordination and promotion of research on comparative clinical effectiveness of different technologies and procedures, initiatives to revise Medicare payment methodologies, such as bundling of payments across the continuum of care by providers and physicians, and initiatives to promote quality indicators in payment methodologies. Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the United States Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order initiating a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare. It is unclear how healthcare reform measures enacted by Congress or implemented by the Biden administration or other challenges to the ACA, if any, will impact the ACA or our business.

Additionally, the Budget Control Act of 2011, among other things, resulted in aggregate reductions to Medicare payments to providers of 2% per fiscal year, beginning April 1, 2013, and due to additional legislative amendments to the statute, these reductions will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through December 31, 2021, unless additional congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Medicare payments are significant to our business, not only because approximately 25.5% and 26.3% of the total payments we received for the years ended December 31, 2020 and 2019, respectively, were derived from the Medicare program, but also because other payors often use the CLFS amounts as a benchmark to develop their payment rates. We cannot predict whether Medicare and other third-party payor reimbursement rates that mirror Medicare’s will be sufficient to make our testing products commercially attractive.

In addition, some third-party payors have implemented, or are in the process of implementing, laboratory benefit management programs, often using third-party benefit managers to manage these programs. The stated goals of these programs are to help improve the quality of outpatient laboratory services, support evidence-based guidelines for patient care and lower costs. It is possible that third-party payors will resist reimbursement for testing products that we offer in favor of less expensive tests, may require pre-approval for our testing products or may impose additional pricing pressure on and substantial administrative burden for reimbursement for our testing products.

Product pricing by companies is currently, and is expected to continue to be, under close scrutiny. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and patient programs, and reform government program reimbursement methodologies for products. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures.

We also cannot predict whether future healthcare initiatives will be implemented at the federal or state level or in countries outside of the United States in which we do or may do business in the future, or the effect any future legislation or regulation will have on us, including any initiatives implemented by the new Biden administration. Although we cannot predict the full effect of the recent legislative changes discussed above, cost reduction measures, the expansion in government’s role in the United States healthcare industry and PAMA’s changes to the reimbursement methodology under the CLFS, such changes individually or in the aggregate may result in decreased profits to us and/or lower reimbursement by third-party payors for our testing products, which may adversely affect our business, financial condition and results of operations.

Compliance with the terms and conditions of our Corporate Integrity Agreement requires significant resources and, if we fail to comply, we could be subject to monetary penalties and/or excluded from participation in government healthcare programs, which could harm our results of operations, liquidity and financial condition.

In June 2020, we entered into a settlement with the United States Department of Justice, or DOJ, to resolve the qui tam litigation matter, United States ex rel. Flick v. Agendia, Inc., which was filed in the United States District Court for the Western District of Kentucky. The suit alleged that we conspired with hospitals to delay ordering MammaPrint tests for patients to circumvent Medicare’s “14-Day Rule” to enable us to bill Medicare directly for the tests. During the period covered by the settlement, Medicare’s “14-Day Rule” then in effect prohibited laboratories from separately billing Medicare for tests performed on samples if a physician ordered the test within 14 days of a patient’s discharge from a hospital; instead, the laboratories were required to bill the hospital for such tests. Following the DOJ settlement, we entered into a five-year Corporate Integrity Agreement, or CIA, with the United States Department of Health and Human Services Office of Inspector General, or OIG, effective January 13, 2021. The CIA requires, among other matters, that we maintain a Compliance Officer, a Compliance Committee, board review and oversight of healthcare compliance matters, compliance programs, and disclosure programs; provide management certifications and compliance training and education;

engage an independent review organization to conduct claims reviews; implement a risk assessment and internal review process; and submit periodic reports to the OIG regarding our compliance program and CIA implementation. The CIA also requires us to report substantial overpayments that we discover we received from federal health care programs, as well as probable violations of federal health care laws. While we believe that we have developed and instituted a corporate compliance program consistent with the terms of the CIA, we cannot guarantee that we, our employees, our consultants or our contractors are or will be in compliance with all potentially applicable federal healthcare laws or all requirements of the CIA. Our failure to comply with our obligations under the CIA could result in monetary penalties and our exclusion from participating in federal healthcare programs. In addition, the costs associated with compliance with the CIA, or any liability or consequences associated with its breach, could have an adverse effect on our operations, liquidity and financial condition. See “Risk Factors—Risks Related to Government Regulation—If we fail to comply with healthcare laws and regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.”

Our business and reputation will suffer if we are unable to establish and comply with stringent quality standards to assure that the highest level of quality is observed in the performance of our tests.

Inherent risks are involved in providing and marketing our products. Patients and healthcare providers rely on us to provide accurate clinical and diagnostic information that may be used to make critical healthcare decisions. As such, our customers and users of our tests will have significant sensitivity to errors.

We must maintain top service standards and United States Food and Drug Administration, or FDA, -mandated and other quality controls. Past or future performance or accuracy defects, incomplete or improper process controls, excessively slow turnaround times, unanticipated uses of our tests or mishandling of samples or test results, or other human errors by our employees or third parties in processing our tests or transmitting our test results (whether by us, patients, healthcare providers, courier delivery services or others) could lead to adverse outcomes for patients and interruptions to our services. Such events could lead to voluntary or legally mandated safety alerts relating to our tests or laboratory facilities or those of third parties processing our tests, and could result in the removal of our products and services from the market, the suspension of our laboratories’ operations. Insufficient quality controls or human error, and resulting negative outcomes, could result in significant costs and litigation, as well as negative publicity that could reduce demand for our tests and payors’ willingness to cover our tests. Even if we maintain adequate controls and procedures, damaging and costly errors may occur.

If our tests, or our competitors’ tests, do not meet the expectations of patients and physicians, our operating results, reputation and business could suffer.

Our success depends on the market’s confidence that we can provide reliable, high-quality precision oncology diagnostic products that will improve clinical outcomes, improve quality of life for patients, lower healthcare costs and enable better biopharmaceutical development. We believe that patients, clinicians and biopharmaceutical companies are likely to be particularly sensitive to product defects and errors in the use of our products, including if our products fail to detect genomic alterations with high accuracy from samples or if we fail to consistently report results of tests run or inaccurately include certain treatment options and available clinical trials in our test reports, and there can be no guarantee that our products will be free from such defects and errors. Furthermore, if our competitors’ products do not perform to expectations, such underperformance may result in lower confidence in our tests as well. As a result, the failure of both our products or our competitors’ products to perform as expected could significantly impair our operating results and our reputation. In addition, we may be subject to legal claims arising from any defects or errors in our products.

We have limited experience marketing and selling our solutions, and if we are unable to expand our sales organization to adequately address our customers’ needs, our business may be adversely affected.

We have limited experience marketing and selling our products and we may not be able to market, sell or distribute our products and tests, and other products we may develop effectively enough to support our planned growth. We currently sell to clinicians in the United States through our own sales organization. Each of our target markets is large, distinctive and diverse. As a result, we believe it is necessary for our sales representatives and partners to have established and relevant expertise. Competition for such employees within the precision oncology industry is intense. We may not be able to attract and retain personnel or be able to build an efficient and effective sales organization or business development team, which could negatively impact sales and market acceptance of our products and limit our revenue growth and potential profitability.

Our expected future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Our future financial performance and our ability to commercialize our products, to increase our sales and to compete effectively will depend, in part, on our ability to manage this potential future growth effectively, without compromising quality.

We sell our products directly in the United States and Canada, and throughout the rest of the world we sell our products through core laboratories, hospitals, and other distribution channels locating, qualifying, engaging and maintaining relationships with distribution partners and hospitals with local industry experience and knowledge will be necessary to effectively market and sell our products outside the United States. We may not be successful in finding, attracting and retaining distribution partners or local hospitals, or we may not be able to enter into such arrangements on favorable terms. Sales practices utilized by any such parties that are locally acceptable may not comply with sales practices standards required under United States laws that apply to us, which could create additional compliance risk. If our international sales and marketing efforts are not successful, we may not achieve market acceptance for our products outside the United States, which would materially and adversely impact our business.

We face intense competition, which could intensify further in the future, and we may fail to maintain or increase our revenue levels, maintain or improve the current prices and margins for our tests or achieve or sustain profitability if other companies or institutions develop and market novel or improved technologies that make our technologies less competitive or obsolete or if otherwise cannot compete successfully.

The precision oncology diagnostics market has become increasingly competitive and we face competition from a variety of sources, including a number of companies, such as Exact Sciences Corporation, who have developed and commercialized breast cancer screening tests and established and emerging healthcare, information technology and service companies that may develop and sell competitive products or services, which may include informatics, analysis, integrated genetic tools and services for health and wellness. Additionally, participants in closely related markets, such as prenatal testing, breast screening, non-breast cancer molecular diagnostics and clinical trial or companion diagnostic testing, could converge on offerings that are competitive with the tests we perform. Instances where potential competitors are aligned with key suppliers or are themselves suppliers could provide these potential competitors with significant advantages. Many of our existing and potential future competitors have longer operating histories, larger customer bases, more expansive brand recognition, deeper market penetration, substantially greater financial, technological and research and development resources, including selling and marketing capabilities, and are considerably more experienced in dealing with third-party payors. As a result, these potential competitors may be able to respond more quickly to changes in customer requirements or preferences, develop faster, better and more expansive advancements for their technologies and tests, create and implement more successful strategies for the promotion and sale of their tests, obtain more favorable results from third-party payors regarding coverage and reimbursement for their offerings, adopt more aggressive pricing and price reduction policies for their tests, secure supplies from vendors on more favorable terms or devote substantially more resources to infrastructure and systems development compared to what we would be able to obtain. Moreover, as more information regarding cancer genomics becomes available to the public, we anticipate that competition will further increase. We may not be able to compete effectively against these organizations.

Our tests face competition from alternative testing methodologies that currently exist or that could be developed by our competitors. It is possible that our competitors could, in the future, develop tests that are more accurate or less costly than our test offerings, which could render our tests obsolete. Our tests may also face increased competition in the future from commercial laboratories with strong distribution networks for tests. For example, Veracyte offers its Prosigna test on the nCounter platform and Myriad offers its 12-gene EndoPredict test. Other potential competitors include companies that develop tests, such as Natera and Exact Sciences, as well as other companies and academic and research institutions.

Additionally, increased competition and cost-saving initiatives on the part of government entities and other third-party payors could result in downward pressure on the price for our tests, which could harm our revenue levels, sales volume and our ability to gain market share. This downward pricing pressure could intensify in future periods and we may not be able to maintain acceptable margins on our sales if we are forced to reduce prices for our tests to try to remain competitive, especially if we are also increasing our expenses as we make efforts to grow our business or otherwise meet customer demands. The occurrence of these risks could materially harm our ability to achieve or sustain profitability. In addition, competitors may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies. Further, companies or governments that effectively control access to testing through umbrella contracts or regional preferences could promote our competitors or prevent us from performing certain tests in certain territories.

In addition to our on-market products, we intend to develop liquid biopsy-based minimal residual disease detection testing capabilities in the future. We are aware of a number of companies, including Roche, Natera, Bio-Rad Laboratories and Guardant Health that have developed, or are developing, tests for the detection of breast cancer. These tests could represent significant competition for our current tests, as well as other tests we intend to develop.

If we are unable to compete successfully against current and future competitors for these or any other reasons, we may be unable to increase market acceptance and sales volume of our tests, which could prevent us from maintaining or increasing our revenue levels or achieving or sustaining profitability or could otherwise negatively affect our performance.

New tests and product development involve a lengthy and complex process, and we may be unable to commercialize on a timely basis, or at all, any of the tests or products we develop individually or with our collaborators.

At any point, we may delay or abandon a development program, or we may be required to expend unanticipated and considerable resources to conduct or repeat clinical studies, which could adversely impact potential revenue and our planned expenses. In addition, any delay in product development could provide our competitors with additional time to commercialize competing products before we do, which in turn may adversely affect our growth prospects and operating results. In addition, the success of the development programs that require collaboration with third parties, such as our collaborations with each of Paige.AI and Inivata Ltd., will be dependent on the continued success of such collaborators. There is no guarantee that our collaborators will continue to be successful and, as a result, we may expend considerable time and resources developing diagnostic assays that will not ultimately be commercialized.

If we cannot successfully maintain or manage our current, or enter into new, relationships with outside third parties, our product development could be delayed and our introduction of new products into the market could be adversely affected which could have an adverse effect on our financial results.

We rely on and expect to continue to rely on clinical collaborators to perform a substantial portion of our clinical trial functions. If any of our collaborators were to breach or terminate its agreement with us or otherwise fail to conduct the contracted activities successfully and in a timely manner, the research, development or commercialization of the products contemplated by the collaboration could be delayed or terminated. If any of our collaboration agreements are terminated, or if we are unable to renew those agreements on acceptable terms, we would be required to seek alternatives. We may not be able to negotiate agreements with alternate collaborators on acceptable terms, if at all, and these collaborations may not be successful.

In the past, we have entered into clinical trial collaborations with highly regarded organizations in the cancer field. Our success in the future depends in part on our ability to enter into agreements with other leading cancer organizations. This can be difficult due to internal and external constraints placed on these organizations. Some organizations may limit the number of collaborations they have with any one company so as to not be perceived as biased or conflicted. Organizations may also have insufficient administrative and related infrastructure to enable collaborations with many companies at once, which can prolong the time it takes to develop, negotiate and implement collaboration. Additionally, organizations often insist on retaining the rights to publish the clinical data resulting from the collaboration. We have found the publication of clinical data in peer-reviewed journals to be a crucial step in commercializing and obtaining reimbursement for tests such as ours, and our inability to control when, if ever, results are published may delay or limit our ability to derive sufficient revenue from any product that may result from a collaboration.

If any of our facilities or our laboratory equipment is damaged or destroyed, or if we experience a significant disruption in our operations for any reason, our ability to continue to operate our business could be materially harmed.

As we expand the commercialization of products and services and increase the number of tests processed by our laboratory facilities, we believe it may be necessary to both expand our existing laboratory facilities and to add one or more new manufacturing and laboratory facilities in order to increase our manufacturing and processing capacity to meet anticipated demand. We estimate our current capacity is sufficient to perform 140,000 MammaPrint and BluePrint tests per year. Our financial condition will be adversely affected if demand for our products and services does not materialize in line with our current expectations and if, as a result, we end up building excess capacity that does not yield a reasonable return on our investment.

If our facilities were to be damaged, destroyed or otherwise unable to operate, whether due to fire, floods, storms, tornadoes, earthquakes, other inclement weather events or natural disasters, employee malfeasance, terrorist acts, power outages, or otherwise, it may render it difficult or impossible for us to perform our tests for some period of time and our business could be severely disrupted. Our facilities and the equipment we use to perform our tests would be costly to replace and could require substantial lead time to repair or replace. The inability to perform our tests or the backlog of tests that could develop if any of our facilities become inoperable for even a short period of time may result in the loss of customers or harm our reputation, and we may be unable to regain those customers in the future. Although we possess insurance for damage to our property and the disruption of our business, this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, if at all.

Our industry is subject to rapidly changing technology and new and increasing amounts of scientific data, and if we fail to keep pace with these technological advances, we may be unable to compete effectively and our business and prospects could suffer.

In recent years, there have been numerous advances in the ability to analyze large amounts of genomic information and the role of genetics and gene variants in disease diagnosis and treatment. Our industry has been, and we believe will continue to be, characterized by rapid technological change, increasing amounts of data, frequent introductions of new genetic tests and evolving industry standards, all of which could make our tests obsolete if we are not able to enhance our technologies and tests faster and better than our competitors. We believe our future success will depend in part on our ability to keep pace with the evolving needs of our customers in a timely and cost-effective manner and to pursue new market opportunities that develop as a result of technological and scientific advances. If we are not able to keep pace with these advances and increased customer expectations that develop as a result of these advances, we may be unable to sustain or grow our business and our future operations and prospects could suffer.

Failure in, or security breaches or incidents impacting, our information technology, storage systems or our clinical laboratory equipment could significantly disrupt our operations and our research and development efforts.

Our ability to execute our business strategy depends, in part, on the continued and uninterrupted performance of our information technology, or IT, systems, which support our operations, including at our clinical laboratories, and our research and development efforts. We are dependent on our IT systems for many aspects of our business, including our needs to retain and store our confidential and proprietary business information and to receive and process test orders, securely store patient health records and deliver the results of our tests. The integrity and protection of our own data, and that of our customers and employees, is critical to our business. The regulatory environment governing information, security and privacy and data protection laws is increasingly demanding and continues to evolve. IT systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, cyberattacks (including ransomware attacks) and other malicious human acts from criminal hackers, hacktivists, state-sponsored intrusions and other attacks, industrial espionage and employee malfeasance, breaches and incidents due to employee error or negligence, and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and other malicious code similar disruptive problems.

High-profile security breaches and incidents at other companies and in government agencies have increased in recent years, and security industry experts and government officials have warned about the risks of hackers and cyber-attacks targeting businesses such as ours. Cyber-attacks are becoming more sophisticated and frequent, and in some cases have caused significant harm. Computer hackers and others routinely attempt to breach the security of technology products, services and systems, and to fraudulently induce employees, customers, or others to disclosure information or unwittingly provide access to systems or data. In connection with the COVID-19 pandemic, much of our workforce currently works remotely rather than in our offices, and we may be more susceptible to security breaches and incidents as a result. Our service providers may be more susceptible to security breaches and other security incidents while social distancing measures restrict the ability of their employees to work at offices to combat the COVID-19 pandemic. Further, we engage third-party service providers to store and otherwise process sensitive and personal information, including our contract research organizations, or CROs. Our CROs and other service providers, consultants and collaborators face substantial risks of security breaches and incidents.

We may in the future experience attempted or successful cyber-attacks of our IT systems or networks. To date, we have not experienced any material cyber-attacks. However, any security breach or incident impacting, or interruption could compromise our networks and the information stored therein, including algorithms relating to our products, could be accessed by unauthorized parties, publicly disclosed, lost, inaccessible or unavailable, corrupted, or stolen. Despite the precautionary measures we have taken to prevent unanticipated problems that could affect our IT systems, unauthorized access to our systems, or disruptions or other security breaches impacting our IT systems, and any unauthorized access to, or, loss, inaccessibility, unavailability, corruption, theft or disclosure could also disrupt our operations, including our ability to:

•	process tests, provide test results, bill payors or patients;

•	process claims and appeals;

•	provide customer assistance services;

•	conduct research and development activities;

•	collect, process and prepare company financial information;

•	provide information about our tests and other patient and healthcare provider education and outreach efforts through our website; and

•	and manage the administrative aspects of our business and damage our reputation.

Any such breach, incident, or other compromise of IT systems or data, or the perception that any of these has occurred, could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, such as the Health Insurance Portability and Accountability Act of 1996, similar United States state data protection regulations, including the California Consumer Privacy Act, the EU General Data Protection Regulation, or GDPR, and other regulations, the breach of which could result in claims, complaints, regulatory investigations and other proceedings, and significant fines, penalties, and other liability. We also may be required to incur significant costs in an effort to detect and prevent security breaches and other security-related incidents. Additionally, information obtained by third parties in connection with past or future cyberattacks or other security breaches or incidents could be used in ways that adversely affect our company or our stockholders.

Further, third-party service providers who support our operations, and our independent contractors (including CROs), consultants, collaborators, and service providers also may suffer interruptions and disruptions of systems and other breaches, incidents, or other compromises of or impacting their IT systems or data that they process or maintain for us, which may lead to any of the foregoing. We and our third-party service providers may not have the resources or technical sophistication to anticipate or prevent all cyberattacks or other sources of security breaches or incidents, and we or they may face difficulties or delays in identifying and responding to cyberattacks and data security breaches and incidents. In addition, the interpretation and application of consumer, health related and security, privacy and data protection laws in the United States, Europe and elsewhere are often uncertain, contradictory and in flux, such as in the area of international transfers of personal data. Complying with these various laws, and satisfying healthcare providers’ and patients’ evolving expectations with respect to data protection, could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business.

While our insurance policies include liability coverage for certain cybersecurity-related matters, subject to applicable deductibles, our insurance coverage might not be adequate for data handling or data security liabilities actually incurred, such insurance may not continue to be available to us in the future on economically reasonable terms, or at all, and insurers may deny us coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, operating results, and reputation.

If we or any of our independent contractors, consultants, collaborators, manufacturers, vendors or service providers fail to comply with healthcare and data privacy laws and regulations, we or they could be subject to enforcement actions, which could result in penalties and affect our ability to develop, market and sell our offerings and future offering candidates and may harm our reputation.

We are or may in the future be subject to federal, state, and foreign healthcare and data privacy laws and regulations pertaining to, among other things, fraud and abuse, data protection and patients’ rights. These laws and regulations include, but are not limited to:

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the United States federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual for a healthcare item or service, or the purchasing or ordering of an item or service, for which payment may be made under a federal healthcare program such as Medicare or Medicaid;

•

the United States federal false claims and civil monetary penalties laws, including the federal civil False Claims Act, which prohibit, among other things, individuals or entities from knowingly presenting or causing to be presented, claims for payment by government funded programs such as Medicare or Medicaid that are false or fraudulent, and which may apply to us by virtue of statements and representations made to customers or third parties;

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the United States federal Health Insurance Portability and Accountability Act, or HIPAA, which created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing or attempting to execute a scheme to defraud healthcare programs;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, which imposes requirements on certain types of people and entities relating to the privacy, security, and transmission of individually identifiable protected health information, or PHI, and requires notification to affected individuals and regulatory authorities of certain breaches of security of PHI;

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the federal Physician Payment Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, to report annually to the Centers for Medicare & Medicaid Services information related to payments and other transfers of value to covered recipients, including physicians, other healthcare providers and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members, which is published in a searchable form on an annual basis; effective January 1, 2022, our reporting obligations with respect to payments or transfers of value made to covered recipients in the previous year, or data collected in 2021, will be expanded to include physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, and anesthesiologist assistants, and certified nurse-midwives; and

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state laws comparable to each of the above federal laws, such as, for example, anti-kickback and false claims laws that may be broader in scope and also apply to commercial insurers and other non-federal payors, requirements for mandatory corporate regulatory compliance programs, and laws relating to patient data privacy and security. Other state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

In the European Union, or EU, the GDPR was adopted in 2016 and took effect on May 25, 2018. The GDPR is intended to harmonize data protection requirements across the EU member states by establishing new and expanded operational requirements for entities that process, or control personal data generated in the EU, including consent requirements for disclosing the way personal information will be used, information retention requirements, notification requirements in the event of a data breach, and other requirements. In addition, the GDPR imposes strict rules on the transfer of personal data out of the EU to the United States. These obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other requirements or our practices. Recent developments have also created uncertainty regarding the rules around such data transfers.

Any actual or alleged violation of the GDPR could result in regulatory investigations and other proceedings, reputational damage, orders to cease or change our processing of our data, enforcement notices, or assessment notices (for a compulsory audit). We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm. Additionally, following the United Kingdom’s exit from the EU, the United Kingdom is a “third country” under the GDPR. In particular, from and after January 2021, we face exposure in the European Economic Area and the United Kingdom under two parallel regimes, each with the power to impose fines up to the greater of either 4% of total global annual revenue, or €20.0 million (for the EU) or £17.5 million (for the United Kingdom). On June 28, 2021, the European Commission announced a decision of “adequacy” concluding that the United Kingdom ensures an equivalent level of data protection to the GDPR, which is anticipated to support legality of personal data flows from the EEA to the United Kingdom. Some uncertainty remains, however, as this adequacy determination must be renewed after four years and may be modified or revoked in the interim. We cannot fully predict how the Data Protection Act, the UK GDPR, and other United Kingdom data protection laws or regulations may develop in the medium to longer term nor the effects of divergent laws and guidance regarding how data transfers to and from the United Kingdom will be regulated. We may incur liabilities, expenses, costs, and other operational losses under the GDPR, and applicable laws and regulations relating to privacy and data protection of European member states and the United Kingdom, in connection with any measures we take to comply with them.

In July 2020, the Court of Justice of the EU, or CJEU, invalidated the EU-United States Privacy Shield as a mechanism for managing personal data transfers between the EU and the United States and onward to other countries. Additionally, in September 2020, the Federal Data Protection and Information Commissioner of Switzerland opined that the Swiss-United States Privacy Shield did not provide an adequate level of protection for data transfers from Switzerland to the United States pursuant to Swiss data protection law. While the CJEU upheld the adequacy of EU-specified standard contractual clauses, or SCCs, a form of contract approved by the European Commission as an adequate data transfer mechanism, the CJEU made clear that reliance on them alone may not necessarily be sufficient in all circumstances and that their use must be assessed on a case-by-case basis taking into account the surveillance laws and right of individuals in the U.S and other onward countries. Data protection authorities may require measures to be put in place in addition to the SCCs for transfers to countries outside of the European Economic Area, or EEA, as well as Switzerland and the United Kingdom. Further, the European Commission released a draft of revised SCCs addressing the CJEU concerns in November 2020, and on June 4, 2021, published new SCCs. We may be unsuccessful in maintaining appropriate compliance mechanisms for our transfer and receipt of personal data from the EEA or the United Kingdom to other jurisdictions and may be at risk of experiencing reluctance or refusal of European or multi-national partners, clinical trial sites or other third parties with whom we do business and incurring potential regulatory penalties. Further, the CJEU’s decision, revised SCCs, regulatory guidance and opinions, and other developments relating to cross-border data transfer may require us to implement additional contractual and technical safeguards for any personal data transferred out of the EEA, which may increase compliance costs, lead to increased regulatory scrutiny or liability, may require additional contractual negotiations, and may adversely impact our business, financial condition and operating results.

Outside of the EU, many countries and territories have laws, regulations, or other requirements relating to privacy, data protection, information security, localized storage of data, and consumer protection, and new countries and territories are adopting such legislation or other obligations with increasing frequency. In the United States, numerous federal and state laws and regulations apply to the collection, use, and other processing of personal information. For example, HIPAA imposes obligations on “covered entities,” including certain healthcare providers, such as us, health plans, and healthcare clearinghouses, and their respective “business associates” that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, as well as their covered subcontractors with respect to safeguarding the privacy, security and transmission of individually identifiable health information. Entities that are found to be in violation of HIPAA, whether as the result of a breach of unsecured PHI, a complaint about privacy practices, or an audit by HHS, may be subject to significant civil, criminal, and administrative fines and penalties or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance.

Further, state and federal lawmakers and regulatory authorities have increased their attention on the collection and use of personal information. For example, California enacted the CCPA, which became operative on January 1, 2020 and became enforceable by California Attorney General on July 1, 2020, along with related regulations which came into force on August 14, 2020. The CCPA gives California residents new rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is collected, used, and shared. Additionally, the CCPA has prompted a number of proposals for new federal and state-level privacy legislation. Further, in November 2020, California voters passed the California Privacy Rights Act, or CPRA. The CPRA, which is expected to take effect on January 1, 2023 and to create obligations with respect to certain data relating to consumers as of January 1, 2022, significantly expands the CCPA, including by introducing additional obligations such as data minimization and storage limitations, granting additional rights to consumers, such as correction of personal information and additional opt-out rights, and creates a new entity, the California Privacy Protection Agency, to implement and enforce the law. The CCPA and CPRA present many unresolved compliance complexities. The CCPA and CPRA may increase our compliance costs and potential liability. In addition to the CCPA, numerous other states’ legislatures are considering similar laws that will require ongoing compliance efforts and investment. For example, in March 2021, Virginia enacted a Consumer Data Protection Act that will go into effect on January 1, 2023 and in June 2021, Colorado enacted a Colorado Privacy Act that will go into effect on July 1, 2023, both of which share similarities with the CCPA, CPRA, and legislation proposed in other states.

Additionally, if our operations are found to be in violation of any such health care and data privacy laws and regulations, we may be subject to penalties, including administrative, civil and criminal penalties, monetary damages, disgorgement, imprisonment, the curtailment or restructuring of our operations, loss of eligibility to obtain approvals from the FDA or foreign regulatory authorities, fees from regulators, fines, significant settlements or judgments resulting from the CCPA’s private right of action, or exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, or other restrictions on our operations, any of which could adversely impact our financial results. Any action against us for an alleged or suspected violation by a private party or governmental agency could cause us to incur significant legal expenses, adversely impact our reputation, and could divert our management’s attention from the operation of our business, even if our defense is successful. In addition, achieving and sustaining compliance with applicable laws and regulations may be costly to us in terms of money, time and resources.

We rely on commercial courier delivery services to transport samples to our laboratory facilities in a timely and cost-efficient manner, and if these delivery services are disrupted, our business would be harmed.

Our business depends on our ability to quickly and reliably deliver test results to our customers. We typically receive samples from customers within days of shipment, or in some cases overnight, for analysis at our laboratory facilities. Disruptions in delivery service, whether due to labor disruptions, bad weather, natural disasters, pandemics or epidemics, terrorist acts or threats or for other reasons, could adversely affect sample integrity and our ability to process samples in a timely manner and otherwise service our customers, and ultimately our reputation and our business. In addition, if we are unable to continue to obtain expedited delivery services on commercially reasonable terms, our operating results may be adversely affected.

If we use hazardous materials in a manner that causes injury, we could be liable for damages.

Our activities currently require the use of hazardous materials and medical samples. We cannot eliminate the risk of accidental contamination or injury to employees or third parties from the use, storage, handling or disposal of these materials or samples. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources or any applicable insurance coverage we may have. Additionally, we are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products, as well as regulations relating to the safety and health of laboratory employees. The cost of compliance with these laws and regulations may become significant and could negatively affect our operating results.

Our mix of government and commercial payors can fluctuate from period to period and our revenue may be concentrated among only a small number of payors.

The composition of our payor base can fluctuate from period to period, and in certain prior periods, a small number of payors accounted for a significant portion of our revenue. As a result, changes in payor mix from period to period can have a significant impact on our period-to-period performance regardless of its cause. Similarly, given the concentration of our payor base, a reduction in, or withdrawal of, coverage by one or more of these payors could significantly reduce our revenue and adversely affect our operating results.

The success of our business is substantially dependent upon the efforts of our senior management team and our ability to attract and retain personnel.

Our success depends largely on the skills, experience and performance of key members of our senior management team. Our executives are critical to directing and managing our growth and development in the future. Our success is substantially dependent upon our senior management’s ability to lead our company, implement successful corporate strategies and initiatives, develop key relationships, including relationships with collaborators and business partners, and successfully commercialize products and services. If we were to lose any of our senior management team, we may experience difficulties in competing effectively, developing our technologies and implementing our business strategies.

Competition for desirable personnel is intense, and there can be no assurance that we will be able to attract and retain the necessary staff. Our research and development programs, commercial laboratory operations and information technology infrastructure depend on our ability to attract and retain highly skilled personnel. We may not be able to attract or retain qualified talent due to the competition for qualified personnel among life science and technology businesses, particularly in Southern California. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific personnel. In addition, our success depends on our ability to attract and retain salespeople with extensive experience in oncology and close relationships with healthcare providers and other clinical personnel. All of our employees in the United States are at-will, which means that either we or the employee may terminate their employment at any time. If we are not able to attract and retain the necessary personnel, our business and operating results could be harmed.

Our business and reputation will suffer if we are unable to establish and comply with, stringent quality standards to assure that the highest level of quality is observed in the performance of our tests.

Inherent risks are involved in providing and marketing breast cancer products and related services. Patients and healthcare providers rely on us to provide accurate clinical and diagnostic information that may be used to make critical healthcare decisions. As such, users of our tests may have a greater sensitivity to errors than users of some other types of products and services.

We must maintain top service standards and CLIA, CAP, FDA and EU-mandated and other quality controls. Past or future performance or accuracy defects, incomplete or improper process controls, excessively slow turnaround times, unanticipated uses of our tests or mishandling of samples or test results (whether by us, patients, healthcare providers, courier delivery services or others) can lead to adverse outcomes for patients and interruptions to our services. These events could lead to voluntary or legally mandated safety alerts relating to our tests or our laboratory facilities and could result in the removal of our products and services from the market or the suspension of our laboratories’ operations. Insufficient quality controls and any resulting negative outcomes could result in significant costs and litigation, as well as negative publicity that could reduce demand for our tests and payors’ willingness to cover our tests. Even if we maintain adequate controls and procedures, damaging and costly errors may occur.

Product and professional liability suits against us could result in expensive and time-consuming litigation, payment of substantial damages and increases in our insurance rates.

The sale and use of our tests could lead to product or professional liability claims. We may also be subject to liability for errors in the test results we provide to healthcare providers or for a misunderstanding of, or inappropriate reliance upon, the information we provide. Claims could also arise out of clinical studies we may conduct or any of our other activities. A product or professional liability claim could result in substantial damages, be costly and time consuming to defend and cause material harm to our business, reputation or financial condition. We cannot assure that our liability insurance will adequately protect our assets from the financial impact of defending any such claims. Any claim brought against us, with or without merit, could increase our liability insurance rates or prevent us from securing insurance coverage in the future.

Our international operations expose us to business, regulatory, political, operational, financial, liability, compliance and economic risks associated with doing business outside of the United States.

We currently operate in various countries outside of the United States. Doing business internationally involves a number of risks, including:

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difficulties in complying with multiple, conflicting and changing laws and regulations, such as tax laws, export and import restrictions, employment laws, data security, privacy and data protection laws, regulatory requirements and other governmental approvals, permits and licenses;

•	significant competition from local and regional product offerings;

•	difficulties in complying with product regulations in various jurisdictions, including the changing regulation in the E.U., with regard to in vitro diagnostic medical devices, or IVD, regulations;

•	obtaining regulatory clearance, approval or certification where required for our products in foreign countries;

•	restrictions or prohibitions of transmitting personal data, including patient data, from foreign jurisdictions to our centralized laboratories in the United States;

•	difficulties in staffing and managing foreign operations;

•	complexities associated with managing multiple payor reimbursement regimes, public payors or patient self-pay systems;

•	logistics and regulations associated with shipping tissue samples or complying with local regulations concerning the analysis of tissue, including infrastructure conditions and transportation delays;

•	limits in our ability to access or penetrate international markets if we are not able to process tests locally;

•	lack of, uncertain or incomplete intellectual property protection in certain markets;

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financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our tests and exposure to foreign currency exchange rate fluctuations;

•	natural disasters, political and economic instability, including wars, terrorism, and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions;

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regulatory and compliance risks that relate to maintaining accurate information and control over the activities of our salesforce and distributors that may fall within the purview of the United States FCPA, its books and records provisions or its anti-bribery provisions, or similar anti-bribery or anti-corruption laws or regulations, such as the U.K. Anti-bribery Act and the U.K. Criminal Finances Act; and

•	complexity of compliance with local standard contractual requirements to access public customers and payors.

From an anti-bribery and anti-corruption perspective, our business activities are subject to the FCPA and additional anti-bribery or anti-corruption laws, regulations, and rules of the countries that we operate in. These laws generally prohibit companies and their employees and third party business partners, representatives, and agents from engaging in corruption and bribery, including offering, promising, giving, or authorizing the provision of anything of value, either directly or indirectly, to a government official or commercial party to influence any official action, direct business to any person, gain any improper advantage, or obtain or retain business. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly. We and our third-party partners may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and may be held liable for inaccurate or incomplete accounting records, internal accounting controls deemed inadequate by applicable regulatory authorities, and corrupt or other illegal activities of our employees, affiliates, third parties, representatives, and agents even if we did not explicitly authorize those activities. This risk is even greater in the countries where we operate that are known to present a heightened risk for corruption.

Any of these factors could significantly harm our future international expansion and operations and, consequently, our financial condition and results of operations.

We may acquire businesses or assets, form joint ventures, make investments in other companies or technologies or establish other strategic relationships, any of which could harm our operating results, dilute our shareholders’ ownership or cause us to incur debt or significant expense.

As part of our business strategy, we may pursue acquisitions of complementary businesses or assets, investments in other companies, technology licensing arrangements, joint ventures or other strategic relationships. As an organization, we have limited experience with respect to acquisitions, investments or the formation of strategic relationships or joint ventures. If we make acquisitions in the future, we may not be able to successfully integrate the acquired businesses or technologies into our existing operations, we could assume unknown or contingent liabilities and we could be forced to record significant write-offs or incur debt as a result of the acquisitions, any of which could harm our operating results. Further, integration of an acquired business or technology could involve significant difficulties, and could require management and capital resources that otherwise would be available for ongoing development of our existing business or pursuit of other opportunities. If we pursue strategic relationships, our ability to establish and maintain these relationships could be challenging due to several factors, including competition with other breast cancer product companies and internal and external constraints placed on pharmaceutical and other organizations that limit the number and type of relationships they can establish with companies like ours. Moreover, we may not be able to identify or complete any acquisition, investment, technology license, joint venture or other strategic relationship in a timely manner, on a cost-effective basis or at all, and we may not realize the anticipated benefits of any such transaction sufficiently to recoup our costs.

To finance any acquisitions, investments, joint ventures or other strategic relationships, we may seek to raise additional funds through securities offerings, credit facilities, asset sales or collaborations or licensing arrangements. Each of these methods of fundraising is subject to a variety of risks, including those discussed above under “—Our inability to raise additional capital on acceptable terms, or at all, in the future may limit our ability to develop and commercialize new tests and expand our operations.” Further, additional funds from capital-raising transactions may not be available when needed, on acceptable terms or at all. Any inability to fund any acquisitions, investments or strategic relationships we pursue could cause us to forfeit opportunities we believe are promising or valuable, which could harm our prospects.

Risks Related to Government Regulation

Complying with numerous regulations pertaining to our business is an expensive and time-consuming process, and any failure to comply could result in substantial penalties.

We are subject to the Clinical Laboratory Improvement Amendments of 1988, or CLIA, a federal law that regulates clinical laboratories that perform testing on samples derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease. CLIA regulations mandate specific standards in the areas of personnel qualifications, administration, and participation in proficiency testing, patient test management, quality control, quality assurance and inspections. We have a current certificate of accreditation under CLIA to perform testing through our accreditation by the College of American Pathologists, or CAP. To renew this certificate, we are subject to survey and inspection every two years. Moreover, CLIA inspectors may make random inspections of our clinical reference laboratory.

Although we are required to hold a certificate of accreditation or compliance under CLIA that allows us to perform high complexity testing, we are not required to hold a certificate of accreditation through CAP. We could alternatively maintain a certificate of accreditation from another accrediting organization or a certificate of compliance through inspection by surveyors acting on behalf of the CLIA program. If our accreditation under CAP were to terminate, either voluntarily or involuntarily, we would need to convert our certification under CLIA to a certificate of compliance (or to a certificate of accreditation with another accreditation organization) in order to maintain our ability to perform clinical testing and to continue commercial operations. Whether we would be able to successfully maintain operations through either of these alternatives would depend upon the facts and circumstances surrounding termination of our CAP accreditation, such as whether any deficiencies were identified by CAP as the basis for termination and, if so, whether these were addressed to the satisfaction of the surveyors for the CLIA program (or another accrediting organization).

The failure to comply with CLIA requirements can result in enforcement actions, including the revocation, suspension, or limitation of our CLIA certificate of accreditation, as well as a directed plan of correction, state on-site monitoring, civil money penalties, civil injunctive suit and/or criminal penalties. We must maintain CLIA compliance and certification to be eligible to bill for tests provided to Medicare beneficiaries. If we were to be found out of compliance with CLIA program requirements and subjected to sanctions, our business and reputation could be harmed. Even if it were possible for us to bring our laboratory back into compliance, we could incur significant expenses and potentially lose revenue in doing so.

We are also required to maintain a license to conduct testing in California. California laws establish standards for day-to-day operation of our clinical reference laboratory, including the training and skills required of personnel and quality control. In addition, our clinical reference laboratory is licensed on a product-specific basis by New York as an out-of-state laboratory and our testing products, as LDTs, must be approved by the New York Department of Health, or NYDOH, on a product-by-product basis before they are offered in New York. We are also be subject to periodic inspection by the NYDOH and required to demonstrate ongoing compliance with NYDOH regulations and standards. To the extent NYDOH identified any non-compliance and we are unable to implement satisfactory corrective actions to remedy such non-compliance, the State of New York could withdraw approval for our testing products. New York law also mandates proficiency testing for laboratories licensed under New York state law, regardless of whether or not such laboratories are located in New York. Moreover, several other states require that we hold licenses to test samples from patients in those states. Other states may have similar requirements or may adopt similar requirements in the future. Although we have obtained licenses from states where we believe we are required to be licensed, we may become aware of other states that require out-of-state laboratories to obtain licensure in order to accept samples from the state, and it is possible that other states currently have such requirements or will have such requirements in the future.

If we were to lose our CLIA certificate of accreditation or California license, whether as a result of a revocation, suspension or limitation, we would no longer be able to sell our testing products, which would limit our revenue and harm our business. If we were to lose our license or fail to obtain or maintain NYDOH approval for our laboratory developed tests in New York or if we were to lose our license in other states where we are required to hold licenses, we would not be able to test samples from those states which would limit our revenue.

If we fail to comply with healthcare laws and regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

We are also subject to healthcare fraud and abuse regulation by both the federal government and the states in which we conduct our business and to similar foreign laws and regulations in the countries where we conduct our business. These laws include, without limitation, state and federal anti-kickback, self-referral, fraud and abuse, false claims, and transparency laws and regulations with respect to payments and other transfers of value made to physicians and other licensed health care professionals.

The federal Anti-Kickback Statute, or AKS, prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any good, facility, item or service, including laboratory services, reimbursable, in whole or in part, under Medicare, Medicaid or other federally financed healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value. The AKS has been interpreted to apply to arrangements between manufacturers on one hand and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor, however, does not make the conduct per se illegal under the AKS. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the AKS has been violated. Further, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

On June 25, 2014, the OIG released a Special Fraud Alert, expressing concern regarding laboratory payments made to referring physicians and physician group practices for blood sample collection, processing, and packaging. Specifically, the OIG expressed concern that such arrangements may implicate the AKS when laboratories make payments to physicians for services that are already covered and reimbursed by Medicare, or are not commercially reasonable or exceed fair market value, all in order to induce physicians to order tests from such laboratory. Because the choice of laboratory and the decision to order laboratory tests is made or strongly influenced by the physician, with little or no input from patients, such payment may induce physicians to order more laboratory tests than are medically necessary, particularly when the payments are tied to, or take into account, the volume or value of business generated by the physician. To the extent our arrangements with physicians and pathology medical groups for services related to sample collection, transporting and handling are found to be inconsistent with applicable laws, we may be subject to significant penalties, including criminal penalties, and exclusion from participation in United States federal or state health care programs.

We are also subject to the federal physician self-referral prohibitions, commonly known as the Stark Law, which prohibits, among other things, physicians who have a financial relationship, including an investment, ownership or compensation relationship with an entity, from referring Medicare patients for designated health services, which include clinical laboratory services, unless an exception applies. Similarly, entities may not bill Medicare or any other party for services furnished pursuant to a prohibited referral. In addition, the government may assert that a claim including items or services resulting from a violation of the Stark Law constitutes a false or fraudulent claim for purposes of the false claims laws.

The federal civil and criminal false claims law, including the False Claims Act, prohibit, among other things, any person from knowingly presenting or causing to be presented a false claim for payment to the federal government, or knowingly making or causing to be made a false statement to get a false or fraudulent claim paid by the federal government. A claim includes “any request or demand” for money or property presented to the United States government. In addition, the government may assert that a claim for items or services arising from a violation of the AKS or Stark Law constitutes a false or fraudulent claim for purposes of the false claims laws. Private individuals also have the ability to bring actions under these false claims laws in the name of the government alleging false and fraudulent claims presented to or paid by the government (or other violations of the statutes) and to share in any amounts paid by the entity to the government in fines or settlement. Such suits, known as qui tam actions, are pervasive in the healthcare industry.

HIPAA also established federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the AKS, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

In addition, under the federal civil monetary penalties statute, a person is prohibited from offering or transferring to a Medicare or Medicaid beneficiary any remuneration, including waivers of co-payments and deductible amounts (or any part thereof), that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of Medicare or Medicaid payable items or services. Moreover, in certain cases, providers who routinely waive copayments and deductibles for Medicare and Medicaid beneficiaries can also be held liable under the AKS and civil False Claims Act. One of the statutory exceptions to the prohibition is non-routine, unadvertised waivers of copayments or deductible amounts based on individualized determinations of financial need or exhaustion of reasonable collection efforts. The OIG emphasizes, however, that this exception should only be used occasionally to address special financial needs of a particular patient. Although this prohibition applies only to federal healthcare program beneficiaries, the routine waivers of copayments and deductibles offered to patients covered by commercial payors may implicate applicable state laws related to, among other things, unlawful schemes to defraud, excessive fees for services, tortious interference with patient contracts and statutory or common law fraud. To the extent our patient assistance programs are found to be inconsistent with applicable laws, we may be required to restructure or discontinue such programs, or be subject to other significant penalties.

Under the Physician Payments Sunshine Act, manufacturers of certain devices, drugs and biologics are required to report to CMS certain payments and transfers of value by them and in some cases their distributors to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other health care providers beginning in 2022, and teaching hospitals, as well as ownership and investment interests held by physicians (as defined by the statute) and their immediate family members. Because we currently manufacture our own LDTs solely for use by or within our own laboratory, we believe that we are currently exempt from these reporting requirements. We cannot assure, however, that our regulators, principally the federal government, will agree with our determination, and a determination that we have violated these laws and regulations, or a public announcement that we are being investigated for possible violations, could adversely affect our business, prospects, results of operations or financial condition.

Several states in which we operate have also adopted similar fraud and abuse laws as described above. The scope of these laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. Some state fraud and abuse laws apply to items or services reimbursed by any payor, including patients and commercial insurers, not just those reimbursed by a federally funded healthcare program.

It is possible that some of our business activities could be subject to challenge under one or more of such laws. Such a challenge, regardless of the outcome, could have a material adverse effect on our business, business relationships, reputation, financial condition and results of operations. Although an effective compliance program can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Moreover, achieving and sustaining compliance with these laws may prove costly.

In October 2020, we received an anonymous complaint through our internal reporting hotline regarding certain sales and marketing programs and physician and other referral source arrangements. We conducted a thorough investigation with the assistance of outside counsel. In March 2021, we made a Reportable Event disclosure to our OIG monitor under the CIA, and in June 2021, we made preliminary disclosures to the OIG under the OIG’s Provider Self-Disclosure Protocol, disclosing these arrangements as potential violations of the AKS and Stark Law. Based on estimates of the total remuneration provided to potential referral sources under these arrangements, we recorded an accrual of $0.7 million for this matter as of December 31, 2020. Our review is ongoing and also includes a review of claims submitted for reimbursement to Federal health care programs for certain tests that may have lacked adequate documentation of medical necessity. We intend to cooperate with the OIG in its review of this matter. There can be no assurance that OIG will agree to resolve the matter for the estimated amount or that the OIG may not require a materially greater amount to resolve the matter.

If we or our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to significant penalties, including administrative, civil and/or criminal penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in United States federal or state health care programs, such as Medicare and Medicaid in the United States and similar programs outside the United States, a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could materially adversely affect our ability to operate our business and our financial results. See “Risk Factors—Risks Related to Our Business and Business Strategy—Compliance with the terms and conditions of our Corporate Integrity Agreement requires significant resources and, if we fail to comply, we could be subject to monetary penalties and/or excluded from participation in government healthcare programs, which could harm our results of operations, liquidity and financial condition.” To the extent that any of our testing products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals. For instance, many member states in the E.U. have adopted specific anti-gift statutes that further limit commercial practices for medical devices (including in vitro diagnostic medical devices), in particular vis-à-vis healthcare professionals and organizations.

Additionally, there has been a recent trend of increased regulation of payments and transfers of value provided to healthcare professionals or entities. In addition, many E.U. member states have adopted national “Sunshine Acts” which impose reporting and transparency requirements (often on an annual basis), similar to the requirements in the United States, on medical device manufacturers.

Our products and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business.

Our products are in vitro tests, which are regulated as medical devices in the United States and other jurisdictions. Specifically, medical devices and their manufacturers and product developers are subject to extensive regulation in the United States and elsewhere, including by the United States Food and Drug Administration, or FDA, and its foreign counterparts. The FDA and foreign regulatory agencies regulate, among other things, with respect to medical devices: design, development and manufacturing; testing, labeling, content and language of instructions for use and storage; clinical trials (to the extent applicable, clinical trials encompass the notion of clinical investigations in the E.U.); product safety; establishment registration and device listing; marketing, sales and distribution; premarket clearance, classification, approval, and certification; recordkeeping procedures; advertising and promotion; recalls and field safety corrective actions; post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury; post-market studies; and product import and export.

The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales. The FDA and its foreign counterparts enforce its regulatory requirements through, among other means, periodic unannounced inspections. We do not know whether we or any contract manufacturers or suppliers that we utilize will be found compliant in connection with any future FDA or foreign inspections. Failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions such as: warning letters; fines; injunctions; civil penalties; termination of distribution; recalls or seizures of products; delays in the introduction of products into the market; total or partial suspension of production; refusal to grant future marketing authorizations or certifications; withdrawals or suspensions of current marketing authorizations and certifications, resulting in prohibitions on sales of our products; and in the most serious cases, criminal penalties.

We may not receive, or may be delayed in receiving, any necessary marketing authorizations or certifications for our products, which could have a material adverse effect on our business.

In the United States, before we can market a new medical device, including a new in vitro diagnostic product, or a new use of, or other significant modification to an existing, marketed medical device, we must first receive either clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or the FDCA, approval of a premarket approval application, or PMA, or grant of a de novo classification request from the FDA, unless an exemption applies. We have obtained 510(k) clearance our MammaPrint product for the examination of formalin-fixed paraffin embedded, or FFPE, breast cancer tissue samples to assess a patient’s risk for distant metastasis within 5 years.

In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), a device that was originally on the United States market pursuant to an approved PMA and later down-classified, or a 510(k)-exempt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence. In the process of obtaining PMA approval, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. In the de novo classification process, a manufacturer whose novel device under the FDCA would otherwise be automatically classified as Class III and require the submission and approval of a PMA prior to marketing is able to request down-classification of the device to Class I or Class II on the basis that the device presents a low or moderate risk. If the FDA grants the de novo classification request, the applicant will receive authorization to market the device. This device type may be used subsequently as a predicate device for future 510(k) submissions.

The PMA approval, 510(k) clearance and de novo classification processes can be expensive, lengthy and uncertain. The FDA’s 510(k) clearance process usually takes from three to 12 months, but can take longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is submitted to the FDA. In addition, a PMA generally requires the performance of one or more clinical trials. Clinical data may also be required in connection with an application for 510(k) clearance or a de novo request. Despite the time, effort and cost, a device may not obtain marketing authorization by the FDA. Any delay or failure to obtain necessary regulatory marketing authorizations could harm our business. Furthermore, even if we are granted such marketing authorizations, they may include significant limitations on the indicated uses for the device, which may limit the potential commercial market for the device.

In the United States, any modification to a product for which we have received marketing authorization may require us to submit a new 510(k) premarket notification and obtain clearance, to submit a PMA and obtain FDA approval, or to submit a de novo request prior to implementing the change. For example, any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, generally requires a new 510(k) clearance or other marketing authorization. The FDA requires every manufacturer to make such determinations in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with a manufacturer’s decisions regarding whether new marketing authorizations are necessary. If we obtain marketing authorizations from the FDA, we may make modifications or add additional features in the future that we believe do not require a new 510(k) clearance, de novo request or approval of a PMA. If the FDA disagrees with our determination and requires us to seek new marketing authorizations for the modifications for which we have concluded that new marketing authorizations are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain such marketing authorization, and we may be subject to significant regulatory fines or penalties. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, product introductions or modifications could be delayed or canceled, which could adversely affect our business.

The FDA, other foreign regulatory authorities and notified bodies can delay, limit or deny marketing authorization or certification of a device for many reasons, including:

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our inability to demonstrate to the satisfaction of the FDA or the applicable regulatory entity or notified body that our products are substantially equivalent to a predicate device or are safe and effective for their intended uses;

•

the disagreement of the FDA or the applicable foreign regulatory body with the design or implementation of our clinical trials or the interpretation of data from preclinical studies or clinical trials;

•	serious and unexpected adverse device effects experienced by participants in our clinical trials;

•	the data from our clinical trials may be insufficient to support clearance, de novo classification, approval or certification, where required;

•	our inability to demonstrate that the clinical and other benefits of the product outweigh the risks;

•	the manufacturing process or facilities we use may not meet applicable requirements; and

•

the potential for policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering our clinical data or regulatory filings insufficient for new marketing authorizations or certifications.

In order to sell our products in EU member states, our products must comply with the essential requirements of the EU In Vitro Diagnostic Medical Devices Directive (Directive 98/79/EC), or IVDD. Compliance with these requirements is a prerequisite to be able to affix the European Conformity, or CE, mark to our products, without which they cannot be sold or marketed in the EU. All medical devices placed on the market in the EU must meet the essential requirements laid down in Annex I to the IVDD including the requirement that an in vitro diagnostic medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must achieve the performances intended by the manufacturer and be designed, manufactured, and packaged in a suitable manner. The European Commission has adopted various standards applicable to medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the essential requirements as a practical matter as it creates a rebuttable presumption that the device satisfies that essential requirement. To demonstrate compliance with the essential requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. As a general rule, demonstration of conformity of in vitro diagnostic medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence.

Except for (general) in vitro diagnostic medical devices, where the manufacturer can self-declare the conformity of its products with the essential requirements of the IVDD, a conformity assessment procedure requires the intervention of a notified body. Notified bodies are independent organizations designated by EU member states to assess the conformity of devices before being placed on the market. The notified body would typically audit and examine the product’s technical file and the manufacturer’s quality system (notified body must presume that quality systems which implement the relevant harmonized standards—which is ISO 13485:2016 for Quality Management Systems—conform to these requirements). If satisfied that the relevant product conforms to the relevant essential requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE-Mark to the device, which allows the device to be placed on the market throughout the EU.

If we fail to remain in compliance with applicable European laws and directives, we would be unable to continue to affix the CE mark to our products, which would prevent us from selling them within the EU. In the EU, we must inform the notified body that carried out the conformity assessment of the devices that we market or sell in the EU and European Economic Area, or EEA of any planned substantial changes to our quality system or substantial changes to our in vitro diagnostic medical devices that could affect compliance with the essential requirements laid down in Annex I to IVDD or cause a substantial change to the intended use for which the device has been CE marked. The notified body will then assess the planned changes and verify whether they affect the product’s ongoing conformity with the IVDD. If the assessment is favorable, the notified body will issue a new certificate of conformity or an addendum to the existing certificate attesting compliance with the essential requirements and quality system requirements laid down in the Annexes to the IVDD.

The aforementioned EU rules are generally applicable in the EEA (which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland). Non-compliance with the above requirements would also prevent us from selling our products in these three countries.

The EU regulatory landscape concerning medical devices is evolving and a new regulation governing in vitro diagnostic medical devices will become applicable on May 26, 2022 (See –Legislative or regulatory reforms in the United States or the EU may make it more difficult and costly for us to obtain marketing authorizations or certifications for any product candidate or to manufacture, market or distribute any product candidates after such authorizations have been obtained) and these modifications may have an effect on the way we conduct our business in the EU and the EEA.

The FDA may modify its enforcement discretion policy with respect to laboratory developed tests, or LDTs, in a risk-based manner, and we may become subject to extensive regulatory requirements and may be required to conduct additional clinical trials prior to continuing to sell our existing tests or launching any other tests we may develop, which may increase the cost of conducting, or otherwise harm, our business.

We currently market certain of our in vitro testing products, including BluePrint, in the United States as LDTs and are developing additional tests that we plan to market as LDTs. LDTs are in vitro tests that are intended for clinical use and are designed, manufactured, and used within a single laboratory. Although LDTs are classified as medical devices and the FDA has statutory authority to ensure that medical devices are safe and effective for their intended uses, the FDA has historically exercised enforcement discretion and has not enforced certain applicable FDA requirements, including premarket review, with respect to LDTs. In addition, in August 2020, the United States Department of Health and Human Services, or HHS, announced that FDA will not require premarket review of LDTs absent notice-and-comment rulemaking.

Legislative and administrative proposals proposing to amend the FDA’s oversight of LDTs have been introduced in recent years and we expect that new legislative and administrative proposals will continue to be introduced from time to time. It is possible that legislation could be enacted into law or regulations or guidance could be issued by the FDA which may result in new or increased regulatory requirements for us to continue to offer our LDTs or to develop and introduce new tests as LDTs.

For example, the FDA could modify its current approach to LDTs in a way that would subject our tests that we market as LDTs to the enforcement of additional regulatory requirements. In recent years, the FDA has stated its intention to modify its enforcement discretion policy with respect to LDTs. Specifically, on July 31, 2014, the FDA notified Congress of its intent to modify, in a risk-based manner, its policy of enforcement discretion with respect to LDTs. On October 3, 2014, the FDA issued two draft guidance documents entitled “Framework for Regulatory Oversight of Laboratory Developed

Tests (LDTs),” or the Framework Guidance, and “FDA Notification and Medical Device Reporting for Laboratory Developed Tests (LDTs),” or the Reporting Guidance. The FDA halted finalization of the guidance in November 2016 to allow for further public discussion on an appropriate oversight approach to LDTs and to give congressional authorizing committees the opportunity to develop a legislative solution, and FDA issued a discussion paper on possible approaches to LDT regulation in January 2017.

In addition, the FDA and Congress have, for over the past decade, considered a number of proposals to end the FDA’s enforcement discretion policy for LDTs and subject LDTs to additional regulatory requirements. For example, Congress has recently worked on legislation to create an LDT and in vitro diagnostic regulatory framework for all in vitro clinical tests, or IVCTs, that would be separate and distinct from the existing medical device regulatory framework. In June 2021, members of the United States House of Representatives formally introduced the VALID Act (Verifying Accurate Leading-edge IVCT Development Act of 2021) in the House and an identical version of the bill was introduced in the United States Senate. If passed in its current form, the VALID Act would create a new category of medical products separate from medical devices called “in vitro clinical tests,” or IVCTs, and bring all such products within the scope of FDA’s oversight. The VALID Act appears to contemplate that traditional LDTs would become subject to FDA regulation as IVCTs, and that all IVCTs would be categorized as either high-risk or low-risk, distinct from FDA’s existing classification for medical devices into Class I, Class II, or Class III. As proposed, the risk classification for an IVCT would depend on certain factors, including the risk to the patient or public health of an inaccurate result, the extent to which, the test is well-understood and/or how well-characterized it is, the clinical circumstances under which the test is used, and the availability of other tests and any mitigating measures. Depending on the risk classification, new IVCTs, or certain modifications to existing IVCTs, could be subject to premarket review. Notably, the bill currently includes a provision that would “grandfather” certain tests that were commercialized before the enactment of the legislation, subject to certain requirements. It is unclear whether the VALID Act or any other legislative proposals would be passed by Congress or signed into law by the President.

Even if the FDA does not modify its policy of enforcement discretion, whether due to changes in FDA policy or legislative action, the FDA may disagree that we are marketing our LDTs within the scope of its policy of enforcement discretion and may impose significant regulatory requirements, including the requirement for premarket review and subsequent marketing authorization. We may also be required to conduct clinical studies to support our currently marketed products or planned product launches. If we are required to conduct such clinical trials, delays in the commencement or completion of clinical testing could significantly increase our test development costs and delay commercialization of any currently-marketed tests that we may be required to cease selling or the commercialization of any future tests that we may develop, which could harm our financial prospects.

Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market.

Even though we have obtained 510(k) clearance for certain of our testing products in the United States and similar approval or certification abroad, we are subject to ongoing and pervasive regulatory requirements governing, among other things, the manufacture, marketing, advertising, medical device reporting, sale, promotion, import, export, registration, and listing of devices. For example, we must submit periodic reports to the FDA as a condition of our 510(k) clearances. These reports include information about failures and certain adverse events associated with the device after its clearance. Failure to submit such reports, or failure to submit the reports in a timely manner, could result in enforcement action by the FDA. Following its review of the periodic reports, the FDA might ask for additional information or initiate further investigation. In addition, any marketing authorizations we are granted are limited to the authorized indications for use. Further, the manufacturing facilities for a product are subject to periodic review and inspection. Subsequent discovery of problems with a product, manufacturer, or manufacturing facility may result in restrictions on the product, manufacturer, or manufacturing facility, including withdrawal of the product from the market or other enforcement actions.

Regulatory changes could result in restrictions on our ability to continue or expand our operations, higher than anticipated costs, or lower than anticipated sales. Even after we have obtained the proper regulatory clearance or certification to market a device, we have ongoing responsibilities under FDA regulations and applicable foreign laws and regulations. The FDA, state and foreign regulatory authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, state or foreign regulatory authorities or bodies, which may include any of the following sanctions:

•	untitled letters or warning letters;

•	fines, injunctions, consent decrees and civil penalties;

•	recalls, termination of distribution, administrative detention, or seizure of our products;

•	customer notifications or repair, replacement or refunds;

•	operating restrictions or partial suspension or total shutdown of production;

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delays in or refusal to grant our requests for future clearances, de novo classifications or approvals or foreign marketing authorizations or certifications of new products, new intended uses, or modifications to existing products;

•	withdrawals or suspensions of our current 510(k) clearances or certifications, resulting in prohibitions on sales of our products;

•	FDA refusal to issue certificates to foreign governments needed to export products for sale in other countries; and

•	criminal prosecution.

Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, financial condition and results of operations. In addition, the FDA and foreign regulatory authorities may change their policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay marketing authorization or certification of our product candidates or impact our ability to modify our currently cleared and certified products on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain new clearances, approvals or certifications, increase the costs of compliance or restrict our ability to maintain our clearances and certifications of our current products.

Our products must be manufactured in accordance with applicable laws and regulations, and we could be forced to recall our devices or terminate production if we fail to comply with these regulations.

In the United States, the methods used in, and the facilities used for, the manufacture of medical devices must comply with the FDA’s current good manufacturing practices, or cGMPs, for medical devices, known as the Quality System Regulation, or QSR, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, servicing and shipping of medical devices. Furthermore, we will be required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality standards and applicable regulatory requirements. The FDA enforces the QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors. Our products are also subject to similar state regulations and various laws and regulations of foreign countries governing manufacturing.

In the EU, we are also required to demonstrate compliance with similar quality system requirements which are laid down in the relevant Annexes to the IVDD. Such compliance can be supported by, among other things, a certificate of compliance with ISO 13485:2016. Demonstration of compliance with the ISO 13485:2016 standard permits manufacturers to benefit from a presumption of conformity with the corresponding quality system requirements laid down in such Annexes to the IVDD.

Our third-party manufacturers may not take the necessary steps to comply with applicable regulations, which could cause delays in the delivery of our products. In addition, failure to comply with applicable FDA and foreign requirements or later discovery of previously unknown problems with our products or manufacturing processes could result in, among other things: warning letters or untitled letters; fines, injunctions or civil penalties; suspension or withdrawal of approvals; seizures or recalls of our products; total or partial suspension of production or distribution; administrative or judicially imposed sanctions; the FDA’s or foreign regulatory authorities’ or notified body’s refusal to grant pending or future marketing authorizations or certifications for our product candidates; clinical holds; refusal to permit the import or export of our products; and criminal prosecution of us, our suppliers, or our employees.

Any of these actions could significantly and negatively affect supply of our products. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims and we could lose customers and experience reduced sales and increased costs.

Our products may cause or contribute to adverse medical events or be subject to failures or malfunctions that we may be required to report to the FDA or foreign regulatory bodies, and if we fail to do so, we may be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

We are subject to the FDA’s medical device reporting regulations and similar foreign regulations, which require us to report to the FDA or foreign regulatory bodies when we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, it could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, the FDA or foreign regulatory bodies could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of marketing authorizations or certifications, seizure of our products or delay in granting marketing authorizations or certifications for any of our product candidates.

The FDA and foreign regulatory bodies have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. The FDA’s authority to require a recall must be based on a finding that there is reasonable probability that the product could cause serious injury or death. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. Product defects or other errors may occur in the future.

Depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA or foreign regulatory authorities or bodies may require, or we may decide, that we will need to obtain new marketing authorizations or certifications for the product before we may market or distribute the corrected product. Seeking such marketing authorizations or certifications may delay our ability to replace the recalled products in a timely manner. Moreover, if we do not adequately address problems associated with our products, we may face additional regulatory enforcement action, including FDA or foreign regulatory authorities’ warning letters, product seizure, injunctions, administrative penalties or civil or criminal fines.

Companies are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA or foreign regulatory authorities. We may initiate voluntary withdrawals or corrections for our products in the future that we determine do not require notification of the FDA or foreign regulatory authorities. If the FDA or foreign regulatory authorities disagree with our determinations, it could require us to report those actions as recalls and we may be subject to enforcement action. A future recall announcement could harm our reputation with customers, potentially lead to product liability claims against us and negatively affect our sales. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results.

The misuse or off-label use of our products may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Any marketing authorization or certification we may receive for our products will be limited to specified indications for use. For example, in the United States, our MammaPrint is currently cleared to be performed in a central laboratory, using the gene expression profile obtained from FFPE breast cancer tissue samples to assess a patient’s risk for distant metastasis within five years, and may only be performed in breast cancer patients, with Stage I or Stage II disease, with tumor size ≤ 5.0 cm and lymph node negative. The MammaPrint FFPE result is indicated for use by physicians as a prognostic marker only, along with other clinicopathological factors. While we train our marketing personnel and direct sales force to not promote our authorized tests for uses outside of the FDA-authorized indications for use, known as “off-label uses,” we cannot assure you that no off-label promotion has occurred. If the FDA or any foreign regulatory body determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of an untitled letter, which is used for violators that do not necessitate a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of our operations.

Additionally, we cannot prevent a physician from using our products off-label, when in the physician’s independent professional medical judgment he or she deems it appropriate. In addition, physicians may misuse our products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If our devices are misused or used with improper technique, we may become subject to costly litigation by our customers or their patients. As described above, product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizeable damage awards against us that may not be covered by insurance.

If we do not obtain and maintain any required international regulatory registrations and marketing authorizations or certifications for our products, we will be unable to market and sell such products outside of the United States.

Sales of our products outside of the United States will remain subject to foreign regulatory requirements that vary widely from country to country. In addition, the FDA regulates exports of medical devices from the United States. While the regulations of some countries may not impose significant barriers to marketing and selling our products or only require notification to regulators or third parties, others require that we obtain affirmative marketing authorization from a specified regulatory body. Complying with foreign regulatory requirements, including obtaining registrations, marketing authorizations or certifications, can be expensive and time-consuming, and we may not receive necessary marketing authorizations in each country in which we plan to market our products or we may be unable to do so on a timely basis. The time required to obtain registrations and marketing authorizations, if required by other countries, may be longer than that required for FDA marketing authorizations, and requirements for such registrations or authorizations may significantly differ from FDA requirements. If we modify our products, we may need to apply for additional marketing authorizations before we are permitted to sell the modified product. In addition, we may not continue to meet the quality and safety standards required to maintain the authorizations that we have received. If we are unable to maintain our marketing authorizations in a particular country, we will no longer be able to sell the applicable product in that country.

Obtaining marketing authorization from the FDA does not ensure similar marketing authorization or certification by regulatory authorities or notified bodies in other countries, and registration, marketing authorization or certification by one or more foreign regulatory authorities or notified bodies does not ensure registration, marketing authorization, or certification by regulatory authorities or notified bodies in other foreign countries or by the FDA. However, a failure or delay in obtaining registration, marketing authorization or certification in one country may have a negative effect on the regulatory process in others.

Legislative or regulatory reforms in the United States or the EU may make it more difficult and costly for us to obtain marketing authorizations or certifications for any product candidate or to manufacture, market or distribute any product candidates after such authorizations have been obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulation of medical devices. In addition, the FDA may change its policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay marketing authorization of our future products under development or impact our ability to modify any products for which we have already obtained marketing authorizations on a timely basis. Over the last several years, the FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) clearance process for their products. For example, in November 2018, FDA officials announced steps that the FDA intended to take to modernize the premarket notification pathway under Section 510(k) of the FDCA. Among other things, the FDA announced that it planned to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals included plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. These proposals have not yet been finalized or adopted, although the FDA may work with Congress to implement such proposals through legislation. Accordingly, it is unclear the extent to which any proposals, if adopted, could impose additional regulatory requirements on us that could delay our ability to obtain 510(k) clearances in the future, increase the costs of compliance, or restrict our ability to maintain any marketing authorizations that we may obtain, or otherwise create competition that may negatively affect our business.

More recently, in September 2019, the FDA issued revised final guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA maintains a list device types appropriate for the “safety and performance based” pathway and continues to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as recommended testing methods, where feasible. The FDA may establish performance criteria for classes of devices similar to ours, and it is unclear the extent to which such performance standards, if established, could impact our ability to obtain marketing authorization or otherwise create competition that may negatively affect our business.

In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new statutes, regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any product candidates or make it more difficult to obtain marketing authorizations for, manufacture, market or distribute any product candidate we are developing. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require: additional testing prior to seeking marketing authorization, changes to manufacturing methods recalls, replacement or discontinuance of our products; or additional record keeping.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be promulgated that could prevent, limit or delay marketing authorization of any product candidates we develop. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may be subject to enforcement action and we may not achieve or sustain profitability

The EU regulatory landscape concerning medical devices is evolving. On April 5, 2017 Regulation (EU) 2017/746 of the European Parliament and of the Council on in vitro diagnostic medical devices and repealing Directive 98/79/EC and Commission Decision 2010/227/EU, or the IVDR, was adopted to establish a modernized and more robust EU legislative framework, with the aim of ensuring better protection of public health and patient safety. Unlike directives, the IVDR does not need to be transposed into national law and therefore reduces the risk of discrepancies in interpretation across the different European markets.

The IVDR will become applicable five years after publication (on May 26, 2022). Once applicable, the IVDR will among other things:

•	strengthen the rules on placing devices on the market and reinforce surveillance once they are available;

•	establish explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;

•	establish explicit provisions on importers’ and distributors’ obligations and responsibilities;

•	impose an obligation to identify a responsible person who is ultimately responsible for all aspects of compliance with the requirements of the new regulation;

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improve the traceability of medical devices throughout the supply chain to the end-user or patient through the introduction of a unique identification number, to increase the ability of manufacturers and regulatory authorities to trace specific devices through the supply chain and to facilitate the prompt and efficient recall of medical devices that have been found to present a safety risk;

•	set up a central database (Eudamed) to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and

•	strengthen rules for the assessment of certain high-risk devices that may have to undergo an additional check by experts before they are placed on the market.

These modifications may have an effect on the way we conduct our business in the EEA.

Our business is subject to a variety of United States and foreign laws and regulations involving export controls and economic sanctions; our failure to comply with these laws and regulations could harm our business or our operating results.

We are or may become subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business, including laws and regulations regarding anti-bribery and anti-corruption, economic or other trade prohibitions or sanctions. The global nature of our business operations also creates various domestic and foreign regulatory challenges and our products are also subject to United States export controls, including the United States Department of Commerce’s Export Administration Regulations and various economic and trade sanctions regulations established by the Treasury Department’s Office of Foreign Assets Controls. If we become liable under these laws or regulations, we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain products or services, which would negatively affect our business, financial condition, and operating results. In addition, the increased attention focused upon liability issues as a result of lawsuits, regulatory proceedings, and legislative proposals could harm our brand or otherwise impact the growth of our business. Any costs incurred as a result of compliance or other liabilities under these laws or regulations could harm our business and operating results.

Changes in funding for, or disruptions caused by global health concerns impacting, the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new medical device products from being developed, authorized or commercialized in a timely manner, which could negatively impact our business.

The ability of the FDA, foreign regulatory agencies and notified bodies to review, authorize and certify the sale of new products can be affected by a variety of factors, including government budget and funding levels; its ability to hire and retain key personnel and accept the payment of user fees; statutory, regulatory, and policy changes; and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new devices, including in vitro diagnostics to be reviewed and/or authorized for marketing by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the United States government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to the COVID-19 pandemic, on March 10, 2020, the FDA announced its intention to postpone inspections of foreign manufacturing facilities and products, and on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. Subsequently, on July 10, 2020, the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Other regulatory authorities may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA, other regulatory authorities or notified bodies from conducting business as usual or conducting inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

For instance, in the EU, notified bodies must be officially designated to certify products and services in accordance with the IVDR. Only a few notified bodies have been designated so far but the COVID-19 pandemic has significantly slowed down their designation process. Without IVDR designation, notified bodies may not yet start certifying devices in accordance with the new Regulation. As only a few notified bodies have been IVDR-designated they are facing a heavy workload and their review times have lengthened. This situation could impact the way we are conducting our business in the EU and the EEA.

The clinical trial process can be lengthy and expensive with uncertain outcomes. Results of earlier studies may not be predictive of future clinical trial results.

We have conducted, and in the future may conduct, sponsor or collaborate with third parties to conduct or sponsor, clinical studies or trials, including studies and trials designed to support marketing authorizations for our products and product candidates. Clinical testing is difficult to design and implement, can take many years, can be expensive and carries uncertain outcomes. The results of nonclinical studies and clinical trials of our products conducted to date and ongoing or future studies and trials of our current, planned or future products may not be predictive of the results of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. The data and results from our clinical trials does not ensure that we will achieve similar results in future clinical trials. In addition, nonclinical and clinical data are often susceptible to various interpretations and analyses, and many companies that have believed their products performed satisfactorily in preclinical studies and earlier clinical trials have nonetheless failed to replicate results in later clinical trials, or have viewed such data in different ways than regulators do. Failure can occur at any stage of clinical testing. Clinical studies may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and nonclinical testing in addition to those we have planned before we are able to seek marketing authorizations for our products or product candidates.

The initiation and completion of clinical studies may be prevented, delayed, or halted for numerous reasons. We may experience delays in our clinical trials for a number of reasons, which could adversely affect the costs, timing or successful completion of such clinical trials, including related to the following:

•

we may be required to submit an investigational device exemption application, or IDE, to the FDA, which must become effective prior to commencing certain human clinical trials of medical devices, and the FDA may reject our IDE application and notify us that we may not begin clinical trials, or place restrictions on the conduct of such trials; similar requirements may apply in foreign jurisdictions;

•	regulators and other comparable foreign regulatory authorities may disagree as to the design or implementation of our clinical trials;

•

regulators and/or institutional review boards, or IRBs, ethics committees or other reviewing bodies may not authorize us or our investigators to commence a clinical trial, or to conduct or continue a clinical trial at a prospective or specific trial site;

•

we may not reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

•

the number of subjects or patients required for clinical trials may be larger than we anticipate, enrollment in these clinical trials may be insufficient or slower than we anticipate, and the number of clinical trials being conducted at any given time may be high and result in fewer available patients for any given clinical trial, or patients may drop out of these clinical trials at a higher rate than we anticipate;

•	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	we might have to suspend or terminate clinical trials for various reasons, including safety issues, unacceptable error rates or other findings that could lead to unacceptable health risks;

•

we may have to amend clinical trial protocols or conduct additional studies to reflect changes in regulatory requirements or guidance, which we may be required to submit to an IRB or ethics committees and/or regulatory authorities for re-examination;

•

regulators, IRBs, or other parties may require or recommend that we or our investigators suspend or terminate clinical research for various reasons, including safety signals or noncompliance with regulatory requirements;

•	the cost of clinical trials may be greater than we anticipate;

•	clinical sites may not adhere to the clinical protocol or may drop out of a clinical trial;

•	we may be unable to recruit a sufficient number of clinical trial sites;

•	regulators, IRBs, or other reviewing bodies may fail to approve or subsequently find fault with our manufacturing processes or facilities of third-party manufacturers with which we enter into agreement for clinical and commercial supplies, the supply of materials necessary to conduct clinical trials may be insufficient, inadequate or not available at an acceptable cost, or we may experience interruptions in supply; and

•

policies or regulations of FDA or applicable foreign regulatory agencies may change in a manner rendering our clinical data insufficient for seeking or obtaining marketing authorizations or certifications.

Any of these occurrences may significantly harm our business, financial condition and prospects.

Patient enrollment in clinical trials and completion of patient follow-up depend on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites, the eligibility criteria for the clinical trial, patient compliance, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the product being studied in relation to other available products. In addition, patients participating in our clinical trials may drop out before completion of the trial or experience adverse medical events unrelated to our products. Delays in patient enrollment or failure of patients to continue to participate in a clinical trial may delay commencement or completion of the clinical trial, cause an increase in the costs of the clinical trial and delays, or result in the failure of the clinical trial.

Clinical trials must be conducted in accordance with the laws and regulations of the FDA and other applicable regulatory authorities’ legal requirements, regulations or guidelines, and are subject to oversight by these governmental agencies and IRBs or ethics committees at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of our devices produced under cGMP and other regulations. Furthermore, we rely on CROs, and clinical trial sites to ensure the proper and timely conduct of our clinical trials and while we have agreements governing their committed activities, we have limited influence over their actual performance. We depend on our collaborators and on medical institutions and CROs to conduct our clinical trials in compliance with good clinical practice, or GCP, requirements. To the extent our collaborators or the CROs fail to enroll participants for our clinical trials, fail to conduct the study to GCP standards or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays or both. In addition, conducting clinical trials in various countries may subject us to further delays and expenses as a result of increased shipment costs, additional regulatory requirements and the engagement of non-United States CROs and other third party contractors, as well as expose us to risks associated with clinical investigators who are unknown to the FDA, and different standards of diagnosis, screening and medical care.

Our business is subject to a variety of United States and foreign laws and regulations involving export controls and economic sanctions; our failure to comply with these laws and regulations could harm our business or our operating results.

We are or may become subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business, including laws and regulations regarding anti-bribery and anti-corruption, economic or other trade prohibitions or sanctions. The global nature of our business operations also creates various domestic and foreign regulatory challenges and our products are also subject to United States export controls, including the United States Department of Commerce’s Export Administration Regulations and various economic and trade sanctions regulations established by the Treasury Department’s Office of Foreign Assets Controls. If we become liable under these laws or regulations, we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain products or services, which would negatively affect our business, financial condition, and operating results. In addition, the increased attention focused upon liability issues as a result of lawsuits, regulatory proceedings, and legislative proposals could harm our brand or otherwise impact the growth of our business. Any costs incurred as a result of compliance or other liabilities under these laws or regulations could harm our business and operating results.

Risks Related to Our Reliance on Third Parties

We rely on a limited number of third-party suppliers and, in some cases, sole suppliers, for the majority of our reagents and microarrays, laboratory instruments and materials used in running our tests and in the NGS Kits sold to certified labs and may not be able to find replacements or immediately transition to alternative suppliers.

We rely on several sole suppliers, including Agilent Technologies, Illumina and Takara, to supply certain reagents and microarrays used in processing patient samples, and to service some of the laboratory systems on which we perform our tests. For us to be successful, our suppliers must be able to provide us with reagents, microarrays, laboratory instruments and materials in substantial quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable costs and on a timely basis. We believe that there are relatively few equipment suppliers that are currently capable of supplying such materials and servicing the equipment necessary for our tests.

While we have developed alternate sourcing strategies for these materials and services, we cannot be certain that these strategies will be effective. If we should encounter delays or difficulties in securing these materials or services, if the materials or services do not meet our quality specifications, or if we cannot obtain acceptable substitute materials or services, an interruption in test processing could occur. Any such interruption may significantly affect future product revenue.

Additionally, if any change in manufacturer results in a significant change to any product after receipt of marketing authorization or certification, a new 510(k) clearance from the FDA or similar international regulatory authorization or certification may be necessary before we implement the change, which could cause substantial delays.

We currently rely, and plan to rely in the future, on third parties to conduct and support clinical trials involving our products and product candidates. If these third parties do not properly and successfully carry out their contractual duties or meet expected deadlines, our business may be harmed.

We have utilized and plan to continue to utilize and depend upon independent investigators and collaborators, such as medical institutions, CROs, contract manufacturing organizations, or CMOs, and strategic partners to conduct and support our clinical trials under agreements with us. We expect to have to negotiate budgets and contracts with CROs, trial sites and CMOs and we may not be able to do so on favorable terms, which may result in delays to our development timelines and increased costs. We will rely heavily on these third parties over the course of our clinical trials, and we control only certain aspects of their activities. As a result, we will have less direct control over the conduct, timing and completion of these clinical trials and the management of data developed through clinical trials than would be the case if we were relying entirely upon our own staff. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for products and product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and trial sites.

If we or any of these third parties fail to comply with applicable GCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities or bodies may require us to perform additional clinical trials before approving our marketing applications or request for certification. We cannot assure that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the GCP regulations. In addition, certain of our products must be produced in accordance with cGMP requirements known as the QSR. Our failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the marketing authorization process. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy, data protection and security laws.

Any third parties conducting our clinical trials will not be our employees and, except for remedies available to us under our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our products and products or product candidates. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities, which could affect their performance on our behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain any required marketing authorizations for or successfully commercialize our products or product candidates. As a result, our financial results and the commercial prospects for our products or product candidates would be adversely affected, our costs could increase and our ability to generate revenue could be delayed.

Switching or adding third parties to conduct our clinical trials involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new third party commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines.

Risks Related to Product Development, Commercialization and Sales of our Products

We have finite resources, which may restrict our success in commercializing our products, and we may be unsuccessful in entering into or maintaining third-party arrangements to support our internal efforts.

To grow our business as planned, we must expand our sales, marketing and customer support capabilities, which will involve developing and administering our commercial infrastructure and/or collaborative commercial arrangements and partnerships. We must also maintain satisfactory arrangements for the manufacture and distribution of our tests. Also, we operate CLIA certified lab facilities to process our tests and provide patient results.

We have limited experience managing a sales force, customer support operation and operating manufacturing and clinical laboratory operations for multiple products in multiple locations with divergent regulatory requirements. We may encounter difficulties retaining and managing the specialized workforce these activities require. We may seek to partner with others to assist us with any or all of these functions. However, we may be unable to find appropriate third parties with whom to enter into these arrangements.

Our sales efforts have grown in size and complexity. We must coordinate among our internal sales teams, as well as with distributors and laboratory partners, to ensure that we are effectively and compliantly marketing our tests.

If we are unable to deploy and maintain effective sales, marketing and medical affairs capabilities, we will have difficulty achieving market awareness and selling our products and services.

To achieve commercial success for our MammaPrint and BluePrint tests and our future products and services, we must continue to develop and grow our sales, marketing and medical affairs organizations to effectively explain to healthcare providers the reliability, effectiveness and benefits of our current and future products and services as compared to alternatives. We may not be able to successfully manage our dispersed or inside sales forces or our sales force may not be effective. Because of the competition for their services, we may be unable to hire, partner with or retain additional qualified sales representatives or marketing or medical affairs personnel, either as our employees or independent contractors or through independent sales or other third-party organizations. Market competition for commercial, marketing and medical affairs talent is significant, and we may not be able to hire or retain such talent on commercially reasonable terms, if at all.

Establishing and maintaining sales, marketing and medical affairs capabilities will be expensive and time-consuming. Our expenses associated with maintaining our sales force may be disproportional compared to the revenue we may be able to generate on sales of our tests or any future products or services.

The success of our tests and any other screening or diagnostic product or service we may offer or develop will depend on the degree of market acceptance by healthcare providers, patients, healthcare payors and others in the medical community.

Our products and services may not gain market acceptance by healthcare providers, healthcare payors and others in the medical community. The degree of market acceptance of tests and other products and services that we may offer will depend on a number of factors, including:

•	demonstrated performance and utility;

•	price;

•	the availability and attractiveness of alternative tests;

•	the willingness of healthcare providers to prescribe our products and services;

•	the ease of use of our ordering process for healthcare providers; and

•	adequate third-party coverage or reimbursement.

Our assumptions regarding the market opportunity for our products or services may not prove true.

Recommendations, guidelines and quality metrics issued by various organizations may significantly affect payors’ willingness to cover, and healthcare providers’ willingness to order, our products.

Securing influential recommendations, inclusion in healthcare guidelines and inclusion in quality measures are keys to our healthcare provider and payor engagement strategies. These guidelines, recommendations and quality metrics may shape payors’ coverage decisions and healthcare providers’ cancer screening procedures.

The USPSTF, a panel of primary care providers and epidemiologists and other national experts funded by the United States Department of Health and Human Services’ Agency for Healthcare Research and Quality, makes influential recommendations on clinical preventative services.

Maintaining a high USPSTF recommendation for our tests may have certain potentially significant implications. For example, the ACA mandates that certain non-grandfathered health insurers cover evidence-based items or services that have in effect a rating of “A” or “B” in the current recommendations of USPSTF without imposing any patient cost-sharing. Similarly, federal regulations require that Medicare Advantage plans cover “A” or “B” graded preventive services without patient cost-sharing. Following the updated 2016 USPSTF recommendation statement, the Centers for Medicare & Medicaid Services, or CMS, issued an updated Evidence of Coverage notice for Medicare Advantage plans that affirms such plans must include coverage of our tests every three years without patient cost-sharing. While we believe the ACA Mandate requires certain health insurers to cover our tests for individuals between the ages of 50 and 75 without patient cost-sharing some health insurers have disagreed. Enforcement of the ACA Mandate is difficult and depends on state, federal or other third-party enforcement actions that we do not control. Further, a court or regulatory agency may agree with arguments that have been made, or that may in the future be made, by insurers and determine that the ACA Mandate does not require that their plans cover our tests or may otherwise interpret the ACA Mandate in a manner unfavorable to us. Also, Congress may modify or repeal all or part of the ACA, and any such modification or repeal may repeal or limit the ACA Mandate for preventive services. Additionally, the ACA has also been the subject of various legal challenges and, if the plaintiffs are successful in any such challenges, insurance coverage for our tests could be materially and adversely affected. If the ACA Mandate for preventive services is repealed, overturned or modified, if the ACA Mandate is determined not to require coverage of our tests, if the ACA Mandate is otherwise interpreted in a manner unfavorable to us, or if we are unable to influence or secure effective enforcement of the ACA Mandate, even if it is held to require coverage of our tests, our business prospects may be adversely affected.

While we believe the ACA Mandate requires certain health insurers to cover our tests for individuals between the ages of 50 and 75, the ACA Mandate does not currently extend to screening within the 45-49 age group because USPSTF currently does not currently recommend screening for that group. If USPSTF does not include the 45-49 age group in its final updated recommendation statement, reimbursement for our tests within that group would not be compelled by the ACA and therefore might be adversely affected.

The healthcare industry in the United States has experienced a trend toward cost-containment and value-based purchasing of healthcare services. Some government and private payors are adopting pay-for-performance programs that differentiate payments for healthcare services based on the achievement of documented quality metrics, cost efficiencies or patient outcomes. Payors may look to quality measures such as the National Committee for Quality Assurance, or NCQA, HEDIS, and the CMS Medicare Advantage Star Ratings to assess quality of care. These measures are intended to provide incentives to service providers to deliver the same or better results while consuming fewer resources. Our tests have been included in NCQA’s HEDIS measures since 2017 and in CMS’s Medicare Advantage Star Ratings since 2018. If for some reason our tests were removed from, or not included in, HEDIS, the Star Ratings or other quality metrics, payors may be less inclined to reimburse our tests at adequate levels, if at all, which could adversely impact our business. Additionally, if our tests were removed from, or not included in, HEDIS, the Star Ratings or other quality metrics, healthcare providers may not earn quality credit for prescribing our tests and therefore may be less inclined to do so. If our tests fail to maintain their current position within any updated USPSTF cancer screening recommendations, our tests may, as a result, become excluded from the HEDIS measures and the Star Ratings.

We expect to make significant investments to research and develop new breast cancer tests, which may not be successful.

We are seeking to increase our tests’ utility by adding new biomarkers and to develop a pipeline for future products. We expect to incur significant expenses on these development efforts, but they may not be successful.

Developing new or improved cancer tests is a speculative and risky endeavor. Product candidates that may initially show promise may fail to achieve the desired results in larger clinical studies or may not achieve acceptable levels of clinical accuracy. Results from early studies or trials are not necessarily predictive of future clinical trial results, and interim results of a trial are not necessarily indicative of final results. From time to time, we may publicly disclose then-available data from clinical studies before the studies are complete, and the results and related findings and conclusions may be subject to change following the final analysis of the data related to the particular study or trial. As a result, such data should be viewed with caution until the final data are available. Additionally, such data from clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment and/or follow-up continues and more patient data become available. Significant adverse differences between initial or interim data and final data could significantly harm our reputation and business prospects.

Any cancer screening test we develop will need to demonstrate in clinical studies a high level of accuracy. Because cancer screening tests seek to identify relatively rare occurrences, if in a clinical study a product candidate fails to identify even a small number of cancer cases, the sensitivity rate may be materially and adversely affected and we may have to abandon the candidate product or service. Any cancer test we develop will need to address an unmet medical need with accurate performance and utility. There can be no guarantee that the FDA or foreign regulatory authorities or notified bodies would clear, approve or certify any future product we may develop. Even if the FDA or foreign regulatory authorities or notified bodies clear, approve, or certify a new product we develop, we would need to commit substantial resources to commercialize, sell and market such product before it could be profitable, and the product may never be commercially viable. Additionally, development of any product may be disrupted or made less viable by the development of competing products.

If we determine that any of our current or future development programs is unlikely to succeed, we may abandon it without any return on our investment into the program. We may need to raise significant additional capital to bring any new products to market, which may not be available on acceptable terms, if at all.

New solution development involves a lengthy and complex process, and we may be unable to commercialize on a timely basis, or at all, any new tests we may develop.

We have tests in development and devote considerable resources to research and development. There can be no assurance that our new tests or versions of our current tests will be capable of reliably predicting the recurrence of cancers with the sensitivity and specificity necessary to be clinically useful and commercially viable. We also cannot be certain that the products we launch will attain use among the intended target of community oncologists and pathologists. In addition, before we can develop new tests and commercialize any new products, we will need to:

•	conduct substantial research and development;

•	conduct validation studies;

•	expend significant funds;

•	develop and scale our laboratory processes to accommodate different tests; and

•	develop and scale our infrastructure including our operational systems such as order-to-cash, supply chain, and inventory management, and customer service to establish and add new capabilities.

Our product development process involves a high degree of risk and may take several years. Our product development efforts may fail for many reasons, including:

•	failure of the product at the research or development stage;

•	difficulty in accessing tissue and blood samples;

•	challenges in timely patient enrollment in future clinical trials;

•	failure of a development partner; or

•	lack of clinical validation data to support the effectiveness of the product.

Few research and development projects result in commercial products, and success in early clinical trials often is not replicated in later studies. At any point, we may abandon development of a product candidate or we may be required to expend considerable resources repeating clinical trials, which would adversely impact the timing for generating potential revenue from those product candidates. If a clinical validation study fails to demonstrate the prospectively defined endpoints of the study, we might choose to abandon the development of the product or product feature that was the subject of the clinical trial, which could harm our business. In addition, competitors may develop and commercialize competing products faster or more efficiently than we are able to do so.

If we are unable to develop solutions to keep pace with rapid technological, medical and scientific change, our operating results and competitive position could be harmed.

In recent years, there have been numerous advances in technologies relating to the diagnosis and treatment of cancer including genetic screening, ctDNA/MRD testing, enhanced imaging systems, neoadjuvant and adjuvant therapeutics. These advances require us to continuously develop our technology, develop new products and enhance existing products to keep pace with evolving standards of care. Our tests could become obsolete unless we continually innovate and expand our products to demonstrate recurrence and treatment benefit in patients treated with new therapies. New treatment therapies typically have only a few years of clinical data associated with them, which limits our ability to perform clinical studies and correlate sets of genes to a new treatment’s effectiveness. Additionally, as new products are developed, evolving industry standards and metrics may slow the widespread adoption of any new products we may introduce. If we are unable to demonstrate the applicability of our tests to new treatments or to keep pace with new industry standards, sales of our test could decline, which would reduce our revenue.

Our research and development efforts will be hindered if we are not able to obtain samples, contract with third parties for access to samples or complete timely enrollment in future clinical trials.

Access to human sample types, such as blood, tissue, stool, or urine is necessary for our research and product development. Acquiring samples from individuals with clinical diagnoses or associated clinical outcomes through purchase or clinical studies is necessary. Lack of available samples can delay development timelines and increase costs of development. Generally, the agreements under which we gain access to human samples are non-exclusive. Other companies may compete with us for access. Additionally, the process of negotiating access to samples can be lengthy and it may involve numerous parties and approval levels to resolve complex issues such as usage rights, institutional review board approval, privacy rights, publication rights, intellectual property ownership and research parameters. If we are not able to negotiate access to clinical samples with research institutions, hospitals, clinical partners, pharmaceutical companies, or companies developing therapeutics on a timely basis, or at all, or if other laboratories or our competitors secure access to these samples before us, our ability to research, develop and commercialize future products will be limited or delayed. Finally, we may not be able to conduct or complete clinical trials on a timely basis if we are not able to enroll sufficient numbers of patients in such trials, and our failure to do so could have an adverse effect on our research and development and product commercialization efforts.

If we are unable to support demand for our tests, including successfully managing the evolution of our technology and business systems, our business could suffer.

As our test volume grows and we examine additional means through which we can provide our tests, we will need to continue to ramp up our testing capacity, implement increases in scale and related processing, customer service, billing and systems process improvements, and expand our internal quality assurance program, technology and manufacturing platforms to support testing on a larger scale. We will also need additional certified laboratory scientists and other scientific and technical personnel to process higher volumes of our tests. We cannot assure that any increases in scale, related improvements and quality assurance will be successfully implemented or that appropriate personnel will be available. As additional products are commercialized, we will need to bring new equipment on-line, implement new systems, technology, controls and procedures and hire personnel with different qualifications. We cannot assure that any such efforts will not result in delays. Failure to implement necessary procedures, transition to new equipment or processes or to hire the necessary personnel could result in higher cost of processing or an inability to meet market demand. There can be no assurance that we will be able to perform tests on a timely basis at a level consistent with demand, that our efforts to scale our commercial operations will not negatively affect the quality of test results, or that we will be successful in responding to the growing complexity of our testing operations. If we encounter difficulty meeting market demand or quality standards for our tests, our reputation could be harmed and our future prospects and our business could suffer.

Risks Related to our Intellectual Property

If we are unable to obtain and maintain sufficient intellectual property protection for our technology, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours and our ability to successfully commercialize our products may be impaired.

We rely on patent protection as well as trademark, copyright, trade secret, know-how, and other intellectual property rights protection and contractual restrictions to protect our proprietary technologies, all of which provide limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. If we fail to protect our intellectual property, third parties may be able to compete more effectively against us. In addition, we have incurred and may continue to incur substantial litigation costs in our attempts to maintain and defend the validity and enforceability of our intellectual property; and to enforce our intellectual property against unauthorized third-party use.

To the extent our intellectual property offers inadequate protection, or is found to be invalid or unenforceable, we would be exposed to a greater risk of direct competition. If our intellectual property is not sufficient to cover our competitors’ products and/or services, our competitive position could be adversely affected, as could our business. Both the patent application process and the process of managing patent disputes can be time-consuming and expensive.

As is the case with other biotechnology companies, our success depends in large part, on our ability to obtain and maintain protection of the intellectual property that we own solely or jointly with or license from, others, particularly patents, in the United States and other countries with respect to our products and technologies. We apply for patents that seek to cover our products and technologies and uses thereof, as we deem appropriate. However, obtaining and enforcing biotechnology patents is costly, time-consuming and complex, and we may fail to apply for patents on important products, services and technologies in a timely fashion, or at all, or we may fail to apply for patents in potentially-relevant jurisdictions. We may not be able to file and prosecute all necessary or desirable patent applications. Moreover, we may not be able to maintain, enforce and license any patents that may issue from such patent applications, at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. We may not have the right to control the preparation, filing and prosecution of patent applications or to maintain the rights to patents licensed from or to third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

We own or license numerous United States patents and pending United States patent applications with international counterparts in certain countries. It is possible that our or our licensors’ pending patent applications will not result in issued patents in a timely fashion or at all, and even if patents are granted, they may not provide a basis for intellectual property protection of commercially viable products or services, may not provide us with any competitive advantages or may be challenged and invalidated by third parties. It is possible that others will design around our current or future patented technologies. Our owned or licensed patents or patent applications may be challenged by third parties in administrative proceedings and/or court proceedings. We may not be successful in defending any such challenges made against our owned or licensed patents or patent applications. Any successful third-party challenge to such patent rights could result in their unenforceability or invalidity and increased competition to our business. We may choose to challenge the patents or patent applications owned or licensed by third parties. The outcome of patent litigation or other administrative proceedings can be uncertain, and any attempt by us to enforce our patent rights against others, to defend our patent rights against a challenge by others, or to challenge the patent rights of others may not be successful, or, if successful, may take substantial time and result in substantial cost, and may divert our efforts and attention from other aspects of our business.

The patentability, enforceability and validity of patents in the life sciences are highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding patent-eligible subject matter and the interpretation of claims in with respect to life science patents has emerged to date in the United States or elsewhere. Courts frequently render opinions in the biotechnology/life sciences field that may affect the patentability of certain inventions or discoveries, including opinions that may affect the patentability of our methods, materials and services. Our patents and patent applications are subject to these uncertainties and decisions by courts and/or administrative agencies may have an adverse impact on the patentability, validity and/or enforceability of our patents and patent applications.

In particular, the patent positions of companies engaged in the development and commercialization of tests, like our current products and tests, and our future products, are particularly uncertain. Various courts, including the United States Supreme Court, have rendered decisions that affect the eligibility, scope and enforceability of certain types of inventions or discoveries relating to tests and related methods. These decisions state, among other things, that a patent claim that recites an abstract idea (e.g., a mental step), natural phenomenon or law of nature are not eligible for patent protection. Precisely what constitutes a law of nature is uncertain, and it is possible that certain aspects of genetic diagnostics tests would be considered ineligible for patent protection under the current standards or a future standard promulgated by a court, administrative body or legislature. Accordingly, the evolving legal and administrative standards around the world, including in the United States may adversely affect our ability to obtain patents and may facilitate third-party challenges to any patents that we own or license. The laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as the laws of the United States, and we may encounter difficulties in protecting and defending such rights in foreign jurisdictions. The legal systems of many foreign jurisdictions do not favor the enforcement of patent rights and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for us to stop the infringement of our patent rights and other intellectual property rights thereunder. Proceedings to enforce our patent rights and other intellectual property protection in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

We rely on patents and patent applications licensed from Stichting Het Nederlands Kanker Instituut-Antoni van Leeuwenhoek Ziekenhuis, or NKI, to protect our MammaPrint test. These patents and any patents that may issue from these currently pending patent applications are expected to expire between June 2022 and October 2024, absent any patent term extensions. If we are unable to obtain additional patent protection covering the MammaPrint test then we will not be able to exclude competitors from marketing a directly competing product to our MammaPrint test after October 2024.

Athyrium Opportunities III Acquisition LP, an affiliate of Athyrium Opportunities III Acquisition 2 LP, or Athyrium, has recorded a security interest in our patents and applications as part of their Senior Notes. If we breach our obligations under these notes then Athyrium has the right to take ownership of these patents and applications.

Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or in interpretations of patent laws in the United States or other countries or regions may diminish the value of our intellectual property. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. We may not develop additional proprietary products, methods and technologies that are patentable.

Assuming that other requirements for patentability are met, prior to March 16, 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. On or after March 16, 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 16, 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the United States Patent and Trademark Office, or USPTO, on or after March 16, 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to our product candidates or (ii) invent any of the inventions claimed in our or our licensor’s patents or patent applications. Moreover, even if we are the first to file a patent application on a particular invention, a third party may challenge our right to the claims in such filing under the theory that we derived the claimed invention from such third party. Such derivation proceedings in the United States are increasing and, if such a challenge is made to any of our patents or patent applications, it could have an adverse impact on our ability to obtain and/or maintain patents.

The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution or post-grant proceedings, including post-grant review, inter partes review and derivation proceedings, to attack the validity of a patent. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence might not be sufficient to invalidate the claim if presented in a district court action. Accordingly, third parties may use the USPTO proceedings to invalidate our patent claims that would not have been invalidated if first challenged by the third party in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding our or our licensors’ prosecution of patent applications and enforcement or defense of issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Issued patents covering our products could be found invalid or unenforceable if challenged.

The issuance of a patent is not conclusive as to the inventorship, scope, validity or enforceability of the claims therein. Some of our owned or licensed patent rights may be challenged at a future point in time in opposition, derivation, re-examination, inter partes review, post-grant review or interference. Any successful third-party challenge to our patent rights in these or any other proceedings could result in our patents not issuing or in the unenforceability or invalidity of our issued patent rights, which may lead to increased competition to our business, which could harm our business. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize our current or future products.

We may not be aware of all third-party intellectual property rights potentially relating to our products and product candidates. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until approximately 18 months after filing or, in some cases, not until such patent applications issue as patents. We might not have been the first to make the inventions covered by each of our pending patent applications and we might not have been the first to file patent applications for these inventions. To determine the priority of these inventions, we may be required to participate in interference proceedings, derivation proceedings or other post-grant proceedings declared by the USPTO that could result in substantial cost to us. The outcome of such proceedings is uncertain. No assurance can be given that third party patent applications will not have priority over our patent applications. In addition, changes to the patent laws of the United States allow for various post-grant opposition proceedings that have not been extensively tested, and their outcome is therefore uncertain. Our licensors may also license patent rights to others, and we may not be aware of such licenses before they are granted or such licenses may be subject to disputes or uncertainties that affect patent rights licensed by us or could limit our ability to enforce such patent rights. If third parties bring actions against our owned or licensed patent rights, we could experience significant costs, management distraction and loss of rights.

In patent litigation in the United States or abroad, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the patent office or made a misleading statement during prosecution. Similar claims may also be raised before patent offices in the United States or abroad, even outside the context of litigation, through mechanisms including re-examination, post-grant review and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation or alterations to our patent rights in such a way that they no longer cover our products or the products of competitors. The outcome of patent litigation or patent office proceedings following assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our products and our ability to assert patent rights against third parties. Such a loss of patent protection could have a material adverse impact on our business. In addition, in the United States it is common for parties to file a declaratory judgment action against a patent holder seeking a declaration of invalidity, unenforceability or non-infringement even if a patent holder has not filed a patent infringement suit. It is possible that third parties could challenge our patents in this way and such a challenge would result in a significant expense and management distraction and may result in a loss of patent rights or a reduction in the scope of our patents.

We and some of our licensors may in the future initiate or become involved in legal proceedings against third parties to enforce a patent covering one of our products. Such a proceeding could have a material adverse impact on our business. Any assertion of invalidity and/or unenforceability against the patents covering our products, even if not successful, could be time-consuming and expensive to defend, damage our reputation in the marketplace and the prospects for our business, and divert our management’s attention.

We rely on licenses from third parties, and if we lose these licenses then we may be subjected to future litigation.

We are, and we may acquire companies that are, party to various royalty-bearing license agreements that grant us rights to use certain intellectual property, including patents and patent applications, typically in certain specified fields of use. We may need to obtain additional licenses from others to advance our research, development and commercialization activities. Our license agreements impose, and we expect that future license agreements will impose, various development, diligence, commercialization and other obligations on us, including obligations to making payments to our licensors upon achievement of certain clinical or commercial milestones.

In spite of our efforts, our licensors have asserted and may in the future assert that we have materially breached our obligations under such license agreements and could therefore seek or threaten to terminate the license agreements. If these licenses are terminated, or if the underlying patent rights fail to provide the intended exclusivity, our ability to develop and commercialize products and technology covered by these license agreements would be limited or lost, and our competitors or other third parties might have the freedom to develop, produce, seek regulatory approval of, or to market, products identical or similar to ours and we may be required to cease our development and commercialization activities. Our actual or potential licensors could take action with respect to our licensed intellectual property that may decrease the value of such licensed intellectual property. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects. Moreover, disputes could arise with respect to any aspect of our license agreements, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which our products or product candidates, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the licensing of patent and other rights controlled by our licensors or developed under our collaborative development relationships to others;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how licensed to us or resulting from the joint creation or use of intellectual property by our licensors, us and/or our partners;

•	the validity, enforceability or priority of licensed patent rights; and

•	the amount of royalties and other payments we are obligated to pay under the license agreement.

If we do not prevail in such disputes, we may lose any of such license agreements, the license agreements may not be meaningful for our business and operations, and we may be subject to unnecessary or additional payment obligations.

In addition, the agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements could be susceptible to multiple interpretations. The resolution of any such contract interpretation disagreement could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, if disputes over licensed intellectual property impair our ability to enforce licensed intellectual property against third parties or use it to defend ourselves in litigation, the value of such licensed intellectual property may be diminished.

If we fail to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial condition, results of operations and prospects. If any of these license agreements is terminated, if the licensor fails to abide by the terms of the license agreement, if the licensor fails to prevent infringement by third parties, or if the licensed patent or other rights are found to be invalid or unenforceable, we may be unable to achieve our business goals and our results of operations and financial condition could be adversely affected. Absent the license agreements, we could infringe patents subject to those agreements, and if the license agreements are terminated, we may be subject to litigation by the licensor. Litigation could result in substantial costs and be a distraction to management. If we do not prevail, we may be required to pay damages, including treble damages, attorneys’ fees, costs and expenses, royalties or, be enjoined from selling our products or services, including our tests, which could adversely affect our ability to offer products or services, our ability to continue operations and our financial condition.

We rely on patents, licensed from NKI to protect our MammaPrint test. These patents and patent applications are co-owned by NKI and Merck Sharp & Dohme Corp. or Merck. We have no rights to protect our exclusivity against Merck, which is free to commercialize products using the patents, or to license the rights to any third party without restriction. NKI has retained the right to use the patents and patent applications for non-commercial academic purposes, which excludes research that is sponsored by commercial parties that compete directly with us. We are unable to assert these patents against infringers without NKI and Merck agreeing to join any litigation as co-owners of the patents. These patents are and any patents that may issue from these currently pending patent applications are expected to expire between June 2022 and October 2024, absent any patent term extensions.

We rely in-part on patents and patent applications that we co-own with Kanker Instituut-Antoni van Leeuwenhoek Ziekenhuis, or NKI, to protect our MammaPrint test. We have an exclusive option to license NKI’s world-wide rights for these patents and applications. If we are unable to obtain an exclusive license from NKI for their rights to such patents and applications then we will have no rights to protect our exclusivity against NKI, which is free to commercialize products using the patents, or to license the rights to any third party without restriction. We will be unable to assert these patents against infringers without NKI agreeing to join any litigation as co-owners of the patents.

We engage in collaboration agreements with third parties that may result in co-ownership with such third parties of patents and patent applications relevant to future products. If we are unable to obtain an exclusive license from such third parties for their rights to such patents and patent applications then we will have no rights to protect our exclusivity against such third parties, which would be free to commercialize products using the patents, or to license the rights to any third party without restriction. We will be unable to assert these patents against infringers without such third parties agreeing to join any litigation as co-owners of the patents.

Certain of the company’s material agreements do not specifically identify the patents that are subject to the license or option granted in those agreements. As a result, the owners of the patents that are intended to be subject to the license could bring an enforcement action with respect to those patents against the company, and the company may be unable to demonstrate that it is a licensee against whom the patent should not be enforced. The licensor or option grantor may also inadvertently grant conflicting licenses or rights under those patents because its documentation does not clearly reflect the rights it has granted to the company. Either of these scenarios may result in unanticipated disputes and expenses for the company, and may jeopardize its ability to develop and commercialize its products that are covered by such patents.

If we cannot license and maintain rights to use third-party technology on reasonable terms, we may not be able to successfully commercialize our products. Our licensed or acquired technology may lose value or utility or over time.

From time to time, we may identify third-party technology we may need, including to develop or commercialize new products or services. We may also need to negotiate licenses to patents or patent applications before or after introducing a commercial product, and we may not be able to obtain necessary licenses to such patents or patent applications. If we are unable to enter into the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, if the licensors fail to abide by the terms of the licenses or fail to prevent infringement by third parties, or if the licensed patents or other rights are found to be invalid or unenforceable, our business may suffer. In addition, any technology licensed or acquired by us may lose value or utility, including as a result of a change in the industry, in the law, in our business objectives, others’ technology, our dispute with the licensor, and other circumstances outside our control. In return for the use of a third party’s technology, we may agree to pay the licensor royalties and/or other payments based on sales of our products or services. Royalties are a component of cost of products or services and affect the margins on our products or services. If we are unable to negotiate reasonable royalties or if we have to pay royalties on technology that becomes less useful for us or ceases to provide value to us, our profit margin will be reduced and we may suffer losses.

We may not be able to protect or enforce our intellectual property rights adequately throughout the world.

Filing, prosecuting and defending patents and patent applications on our products and services in all countries throughout the world would be prohibitively expensive, and, as such, we typically do not file patent applications in all countries. Moreover, our intellectual property rights in some territories outside the United States in which we do file can be less extensive than those in the United States. In addition, the laws of some foreign countries and regions do not protect intellectual property rights to the same extent as the laws of the United States, and we may encounter difficulties in protecting and defending such rights in foreign jurisdictions. Consequently, we may not be able to prevent third parties from practicing our inventions in all jurisdictions, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our inventions in jurisdictions where we have not obtained patent protection to develop their own products and may also export infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products. Our patents or other intellectual property rights existing outside the United States may not be effective or sufficient to prevent third parties from competing. Similarly, intellectual property rights may be exhausted in certain situations, and others could import our products sold abroad and compete with us domestically.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many other countries and regions do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for us to stop the infringement of our patents in such jurisdictions. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded to us, if any, may not be commercially meaningful. Accordingly, our efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage.

Our use of open source software could impose limitations on our ability to commercialize our product candidates.

Our use of open source software could impose limitations on our ability to commercialize our product candidates. Our technology utilizes open source software that contains modules licensed for use from third party authors under open source licenses. In particular, some of the software that powers our technology may be provided under license arrangements that allow use of the software for research or other non-commercial purposes. As a result, in the future, as we seek to use our platform in connection with commercially available products, we may be required to license that software under different license terms, which may not be possible on commercially reasonable terms, if at all. If we are unable to license software components on terms that permit its use for commercial purposes, we may be required to replace those software components, which could result in delays, additional cost and additional regulatory approvals.

Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the software code. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If we combine our proprietary software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software to the public. This could allow our competitors to create similar products with lower development effort and time, and ultimately could result in a loss of product sales for us. Although we monitor our use of open source software, the terms of many open source licenses have not been interpreted by United States courts, and there is a risk that those licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our product candidates. We could be required to seek licenses from third parties in order to continue offering our product candidates, to re-engineer our product candidates or to discontinue the sale of our product candidates in the event re-engineering cannot be accomplished on a timely basis, any of which could materially and adversely affect our business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected and our business could be harmed.

In addition to pursuing patents on our technology, we take steps to protect our intellectual property and proprietary technology by entering into agreements, including confidentiality agreements, non-disclosure agreements and intellectual property assignment agreements, with our employees, consultants, academic institutions, corporate partners and, when needed, our advisers. However, we cannot be certain that such agreements have been entered into with all relevant parties, and we cannot be certain that our trade secrets and other proprietary information (such as know-how) will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. For example, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized use or disclosure. If we are required to assert our rights against such party, it could result in significant cost and distraction. Moreover, trade secret laws vary by jurisdiction and courts in various jurisdictions take significantly different approaches to the enforcement of trade secrets. We may not be able to comply with legal standards for the establishment and/or maintenance of trade secrets and we may not be able to adequately enforce a violation of our trade secrets by our employees, consultants, partners and advisors. A disclosure of any of our trade secrets may have an adverse impact on our business and our ability to maintain exclusivity around our products and services.

Monitoring unauthorized use or disclosure is difficult, and we do not know whether the steps we have taken to prevent such use or disclosure are, or will be, adequate. If we were to enforce a claim that a third party had illegally obtained and was using our trade secrets, it would be expensive and time-consuming, and the outcome would be unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets.

We also seek to preserve the integrity and confidentiality of our proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems, but it is possible that these security measures could be breached. If any of our confidential proprietary information were to be lawfully obtained or independently developed by a competitor, absent patent protection, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed trade secrets of their former employers.

We employ and engage, and expect to employ or engage individuals who were previously employed at or associated with universities or other companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information, trade secrets, patented technology, or know-how of others in their work for us, we may be subject to claims that our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers or other third parties, or to claims that we have improperly used or obtained such trade secrets or other proprietary information of third parties. Litigation may be necessary to defend against these claims. If we lose, in addition to paying monetary damages, we may be deprived of valuable intellectual property and face increased competition. A loss of key research personnel or work product could hamper or prevent our ability to commercialize potential products, which could harm our business. Even if we are successful in defending against these claims, litigation could result in damage to our reputation and substantial costs and be a distraction to management and affected individuals.

We may not be able to protect and enforce our trademarks and we could infringe others’ trademarks.

We have not yet registered trademarks in all of our potential markets, although we have registered Agendia, MammaPrint, and BluePrint in the United States and rely on common law trademark protection for certain unregistered marks. If we apply to register additional trademarks in the United States and other countries, our applications may not be allowed for registration in a timely fashion or at all, and our registered trademarks may not be maintained or enforced. In addition, opposition or cancellation proceedings may be filed against our trademark applications and registrations, and our trademarks may not survive such proceedings. If we do not timely register and enforce marks used in connection with our products or services, we may encounter difficulty in enforcing them against third parties, and if these marks are registered by others, we could infringe such trademarks.

We may be subject to claims challenging the inventorship or ownership of our owned or licensed intellectual property.

We or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest in or right to our owned or licensed patents, trade secrets, copyrights or other intellectual property. For example, we or our licensors may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing such intellectual property. In addition, we or our licensors could be accused of intentionally or inadvertently omitting or adding inventors to a patent application. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership of our owned or licensed patents, trade secrets or other intellectual property. If we or our licensors fail in defending against any such claims, we may lose exclusive ownership of, or right to use, valuable intellectual property. Even if we are successful in defending against such claims, litigation could result in damage to our reputation and substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may become involved in litigation and other legal proceedings related to intellectual property, which could be time-intensive and costly and may adversely affect our business, operating results or financial condition.

We may in the future be involved with litigation or USPTO actions with various third parties. We expect that the number of such claims may increase as the number of our products or services grows, and the level of competition in our industry segments increases. Any infringement claim, regardless of its validity, could harm our business by, among other things, resulting in time-consuming and costly litigation, diverting management’s time and attention from the development of our business, or requiring the payment of monetary damages (including treble damages, attorneys’ fees, costs and expenses if we are found to have willfully infringed) and ongoing royalties.

Litigation may be necessary for us to enforce our intellectual property and proprietary rights or to determine the scope, coverage and validity of the intellectual property and proprietary rights of others. The outcome of such lawsuits, as well as any other litigation or proceeding, is inherently uncertain and might not be favorable to us. Further, we could encounter delays in product introductions, or interruptions in sale of products or services, as we develop alternative products or services. In addition, if we resort to legal proceedings to enforce our intellectual property rights or to determine the validity, scope and coverage of the intellectual property or other proprietary rights of others, the proceedings could be burdensome and expensive, even if we were to prevail. If we do not prevail in such legal proceedings, we may be required to pay damages, and we may lose significant intellectual property protection for our products or services, such that competitors could copy our products or services. Any litigation that may be necessary in the future could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results or financial condition.

As we move into new markets and applications for our products or services, incumbent participants in such markets may assert their patents and other intellectual property or proprietary rights against us as a means of slowing our entry into such markets or as a means to extract substantial license and royalty payments from us. As our business matures and our public profile grows, we may also be subject to an increased number of allegations of patent infringement, whether by our competitors or other patent owners, both in the United States and throughout the world wherever we seek to commercialize our products and services. Our competitors and others may have significantly larger and more mature patent portfolios than we have. In addition, while we can assert our own patents or other rights during litigation, our own patents may provide little or no deterrence or protection against patent holding companies or other patent owners who have no relevant product or service revenue, and doing so may result in the invalidity or reduction in scope of our patents. Therefore, our commercial success may depend in part on our non-infringement of the patents or other rights of third parties and on our success in defending ourselves in litigation.

However, our research, development and commercialization activities may in the future be subject to claims that we infringe or otherwise violate patents or other intellectual property rights owned or controlled by third parties. There is a substantial amount of litigation and other patent challenges, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology industry, including patent infringement lawsuits, interferences, oppositions and inter partes review proceedings before the USPTO, and corresponding proceedings before foreign patent offices. Numerous United States and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing products. As the precision oncology industry expands and more patents are issued, the risk increases that our products or services may be subject to claims of infringement of the patent rights of third parties. Numerous significant intellectual property issues have been litigated, are being litigated and will likely continue to be litigated, between existing and new participants in our existing and targeted markets, and our competitors may in the future assert that our products or services infringe their intellectual property rights as part of a business strategy to impede our successful entry into or growth in those markets, and we may enforce our owned or licensed intellectual property rights against our competitors and other parties.

Third parties may in the future assert that we are using their proprietary technology or trade secrets without authorization. We are also aware of issued United States patents and patent applications with claims related to our products and services, and there may be other related third-party patents or patent applications of which we are not aware. By interacting with us, our licensors or potential partners may learn more about our business or technology and could assert additional patent rights against us, such as patent rights that are not currently licensed to us or patent rights that may be obtained by any such licensors in the future, which may occur if such patent rights are not available for licensing or if they are not offered on acceptable or commercially reasonable terms. Because patent applications can take many years to issue and are not publicly available until a certain period of time passes from filing, there may be currently pending patent applications which may later result in issued patents that our current or future products and services may infringe. In addition, similar to what other companies in our industry have experienced, we expect our competitors and others may develop or obtain patents with our products or services in mind and claim that making, having made, using, selling, offering to sell or importing our products or services infringes these patents.

We could incur substantial costs and divert the attention of our management and technical personnel in defending against any of these claims. Parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can, for example, because they have substantially greater resources.

Parties making claims against us may be able to obtain injunctive or other relief, which could block our ability to develop, commercialize and sell certain products or services, and could result in the award of substantial damages against us, including treble damages, attorney’s fees, costs and expenses if we are found to have willfully infringed. In the event of a successful claim of infringement against us, we may be required to pay damages and ongoing royalties, and obtain one or more licenses from third parties, or be prohibited from selling certain products or services. We may not be able to obtain these licenses on acceptable or commercially reasonable terms, if at all, or these licenses may be non-exclusive, which could result in our competitors gaining access to the same intellectual property. In addition, we could encounter delays in product or service introductions while we attempt to develop alternative products or services to avoid infringing third-party patents or proprietary rights. Defense of any lawsuit or failure to obtain any of these licenses could prevent us from commercializing products or services, and the prohibition of sale of any of our products or services could materially affect our business and our ability to gain market acceptance for our products or services.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ordinary shares.

In addition, our agreements with some of our customers, suppliers or other entities with whom we do business require us to defend or indemnify these parties to the extent they become involved in infringement claims, including the types of claims described above. We could also voluntarily agree to defend or indemnify third parties in instances where we are not obligated to do so if we determine it would be important to our business relationships. If we are required or agree to defend or indemnify third parties in connection with any infringement claims, we could incur significant costs and expenses that could adversely affect our business, operating results or financial condition.

Obtaining and maintaining our patent protection depends on compliance with various required procedures, document submissions, fee payments and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications have been, and will become, due to be paid to the USPTO and various governmental patent agencies outside of the United States at several stages over the lifetime of the patents and/or applications. We have systems in place to remind us to pay these fees, and we rely on our outside counsel and third party vendors to pay these fees due to non-United States patent agencies. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar requirements during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or forfeiture of the patent or patent application and thus loss of patent rights in the relevant jurisdiction. Such an event would allow our competitors to enter the unprotected market and have a material adverse effect on our business.

Patent terms may be inadequate to protect our competitive position for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest United States non-provisional filing date. Various patent term extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our products or services are obtained (either by us or our licensors), once the patent life has expired, we may be open to competition. Given the amount of time required for the development, testing and regulatory review of our new products or services, patents protecting them might expire before or shortly after they are commercialized. As a result, our owned and licensed patent portfolio may not provide us with a sufficient exclusivity period to exclude others from commercializing products or services similar or identical to ours.

Risks Related to Being a Public Company

We will incur significantly increased costs and devote substantial management time to reporting and other requirements as a result of operating as a public company.

As a public company, and particularly after we no longer qualify as an emerging growth company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq Global Market, or Nasdaq, and other applicable securities rules and regulations impose various requirements on non-United States reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our board of directors and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors. Evolution of these requirements, or how these requirements are interpreted, could also result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

We are an emerging growth company. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption and, as a result, will not be subject to the same implementation timing for new or revised accounting standards as are required of other public companies that are not emerging growth companies, which may make comparison of our consolidated financial information to those of other public companies more difficult.

For as long as we continue to be an emerging growth company, however, we intend to take advantage of certain other exemptions from various reporting requirements that are applicable to other public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our ordinary shares less attractive because we will rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our stock price may be more volatile and experience decreases.

We will remain an emerging growth company until the earliest of (a) the end of the fiscal year (i) following the fifth anniversary of the closing of this offering, (ii) in which the market value of our ordinary shares that is held by non-affiliates exceeds $700 million and (iii) in which we have total annual gross revenue of $1.07 billion or more during such fiscal year, and (b) the date on which we issue more than $1 billion in non-convertible debt in a three-year period.

Material weaknesses were identified in our internal control over financial reporting and additional material weaknesses may be identified in the future, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.

In connection with the preparation of our consolidated financial statements, material weaknesses in our internal control over financial reporting were identified as of December 31, 2020 as described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified included:

•

We did not design and maintain effective controls to ensure adequate segregation of duties within the financial reporting function, including controls related to account reconciliations and journal entries. Specifically, controls were not designed and maintained to verify personnel would not have the ability to prepare and post manual journal entries or review account reconciliations without an independent review by someone without the ability to prepare and post manual journal entries. This material weakness did not result in adjustments to the consolidated financial statements; however, it could result in misstatements potentially impacting all financial statement accounts and disclosures that would result in a material misstatement to the consolidated financial statements that would not be prevented or detected.

•

We did not design and maintain effective controls over IT general controls, or ITGCs, for information systems that are relevant to the preparation of our consolidated financial statements. The IT deficiencies did not result in adjustments to the consolidated financial statements; however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would result in a material misstatement to the consolidated financial statements that would not be prevented or detected.

We are implementing plans to remediate the material weaknesses identified. These remediation measures are ongoing as of the date of this prospectus and include improving documentation around existing ITGCs to allow for the efficient verification of controls, implementing enhanced ITGCs, engaging a third party to assist in evaluating, designing and implementing controls related to segregation of duties consistent with the Committee of Sponsoring Organizations of the Treadway Commission framework to address the risk of material misstatement, and enhancing IT governance processes.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or identify any additional material weaknesses, the accuracy and timing of our financial reporting may be negatively impacted, we may be unable to maintain compliance with securities law requirements in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and our ordinary share price may decline as a result.

We are required to assess our internal control over financial reporting on an annual basis and any future adverse results from such assessment could result in a loss of investor confidence and have an adverse effect on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management will be required to report upon the effectiveness of our internal control over financial reporting beginning with the annual report for our fiscal year ending December 31, 2022. The report includes, among other things, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. Establishing, testing and maintaining an effective system of internal control over financial reporting requires significant resources and time commitments on the part of our management and our finance staff, may require additional staffing and infrastructure investments and would increase our costs of doing business. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we are unable to assert that our internal control over financial reporting is effective in any future period (or if our auditors are unable to express an opinion on the effectiveness of our internal controls or conclude that our internal controls are ineffective), we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

Risks Related to This Offering and Ownership of Our Ordinary Shares

An active trading market for our ordinary shares may not develop or be sustainable, and investors may not be able to resell their shares at or above the initial public offering price.

Prior to this offering, there has been no public market for our ordinary shares. We cannot predict the extent to which an active market for our ordinary shares will develop or be sustained after this offering, or how the development of such a market might affect the market price for our ordinary shares. The initial public offering price of our ordinary shares in this offering will be agreed upon between us and the underwriters based on a number of factors, including market conditions in effect at the time of the offering, which may not be indicative of the price at which our shares will trade following completion of the offering. Investors may not be able to sell their shares at or above the initial public offering price.

The market price of our ordinary shares is likely to be volatile, which could subject us to litigation.

The share price of publicly traded emerging precision oncology companies has been highly volatile and is likely to remain highly volatile in the future. The market price of our ordinary shares is likely to be subject to wide fluctuations in response to numerous factors, many of which are beyond our control, such as those in this “Risk Factors” section and others including:

•	volume and payor mix of our precision oncology testing;

•	the introduction of new products or product enhancements by us or others in our industry;

•	our ability to develop, obtain regulatory clearance or approval for, and market new and enhanced products on a timely basis;

•	actual or anticipated variations in our and our competitors’ operating results;

•

announcements by us or our competitors of new products, product development results, significant acquisitions, strategic and commercial partnerships and relationships, joint ventures, collaborations or capital commitments;

•	changes in reimbursement by current or potential payors;

•	issuance of new securities analysts’ reports or changed recommendations for our stock;

•	periodic fluctuations in our revenue, due in part to the way in which we recognize revenue;

•	actual or anticipated changes in regulatory oversight of our products;

•	developments or disputes concerning our intellectual property or other proprietary rights or alleged infringement of third party’s rights by our products;

•	commencement of, or our involvement in, litigation or other proceedings;

•	developments relating to the COVID-19 pandemic or measures taken in response to the COVID-19 pandemic;

•	announcement or expectation of additional debt or equity financing efforts;

•	sales of our ordinary shares by us, our insiders or our other shareholders;

•	any major change in our management; and

•	general economic conditions and slow or negative growth of our markets.

In addition, if the stock market experiences uneven investor confidence, the market price of our ordinary shares could decline for reasons unrelated to our business, operating results or financial condition. The market price of our ordinary shares might also decline in reaction to events that affect other companies within, or outside, our industry even if these events do not directly affect us. Some companies that have experienced volatility in the trading price of their stock have been the subject of securities class action litigation. If we are the subject of such litigation, it could result in substantial costs and a diversion of our management’s attention and resources.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds from this offering for any of the purposes described in “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Our principal shareholders and management will own a significant percentage of our capital stock and will be able to exert significant control over us, and your interests may conflict with the interests of our existing shareholders.

Without giving effect to any shares they may purchase in this offering, our current directors and executive officers, together with their affiliates, will beneficially own, in the aggregate, approximately

    % of our outstanding ordinary shares after the completion of this offering, based on the number of shares outstanding as of June 30, 2021 on an as-converted basis after the completion of this offering. As a result, after this offering, these shareholders will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. They may have interests that differ from yours and may vote in a way with which you disagree and that may be adverse to your interests. This concentration of ownership could limit shareholders ability to influence corporate matters and may have the effect of delaying, deterring or preventing a third party from acquiring control over us, depriving our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our company, and could negatively impact the value and market price of our ordinary shares.

We have never paid dividends on our ordinary shares and do not intend to do so.

We have never declared or paid cash dividends on our ordinary shares. Even if future operations lead to significant levels of distributable profits, we currently intend that any earnings will be reinvested in our business and that dividends will not be paid until we have an established revenue stream to support continuing dividends. Under our Articles of Association, the board of directors may decide that all or part of the profits are carried to reserves. After reservation by the board of directors of any profit, the remaining profit will be at the disposal of the general meeting of shareholders. However, any future determination to pay dividends to the holders of our ordinary shares can only be resolved upon by the general meeting of shareholders, upon proposal of the board of directors. Any future approval will depend on the board’s review of various factors including our business prospects, cash requirements, financial performance and new product development. In addition, payment of future dividends may be made only if our shareholders’ equity exceeds the sum of our paid-in and called-up share capital plus the reserves required to be maintained by Dutch law or by our Articles of Association. Any future debt or preference securities or future debt agreements we may enter may also preclude us from paying dividends. Accordingly, investors cannot rely on dividend income from our ordinary shares and any returns on an investment in our ordinary shares will likely depend entirely upon any future appreciation in the price of our ordinary shares.

If you purchase our ordinary shares in this offering, you will incur immediate and substantial dilution.

The initial public offering price is substantially higher than the as-converted net tangible book value per share of our ordinary shares as of June 30, 2021. Investors purchasing ordinary shares in this offering will pay a price per share that substantially exceeds the book value of our total tangible assets after subtracting our total liabilities. As a result, investors purchasing ordinary shares in this offering will incur immediate dilution of approximately $             per share, based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover of this prospectus.

This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering, and any previous exercise of stock options granted to our service providers. In addition, as of June 30, 2021, options to purchase our ordinary shares with a weighted average exercise price of approximately €0.5942 per share were outstanding. The exercise of any of these options would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive less than the purchase price paid in this offering, if anything, in the event of our liquidation.

Future sales and issuances of our ordinary shares or rights to purchase ordinary shares, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our shareholders and could cause the stock price of our ordinary shares to decline.

We may issue additional securities prior to the completion of this offering. In the future, we may sell ordinary shares, convertible securities, or other equity securities in one or more transactions at prices and in a manner we determine from time to time. We also expect to issue ordinary shares to employees, directors, and consultants pursuant to our equity incentive plans. If we sell ordinary shares, convertible securities or other equity securities in subsequent transactions, or ordinary shares are issued pursuant to equity incentive plans, investors may be materially diluted. New investors in such subsequent transactions could gain rights, preferences and privileges senior to those of holders of our ordinary shares.

Sales of a substantial number of shares of our ordinary shares in the public market by our existing shareholders following this offering could cause the price of our ordinary shares to decline.

Sales of a substantial number of shares of our ordinary shares in the public market or the perception that these sales might occur could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our ordinary shares.

All of our executive officers and directors and our principal shareholders are subject to lock-up agreements with the underwriters of this offering that restrict the shareholders’ ability to transfer shares of our ordinary shares for at least 180 days from the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC, Citigroup Global Markets Inc., and Cowen and Company, LLC. Subject to certain limitations, approximately              of our ordinary shares will become eligible for sale upon expiration of the 180-day lock-up period. In addition, shares issued or issuable upon exercise of options vested as of the expiration of the 180-day lock-up period will be eligible for sale at that time.

All of our issued and outstanding shares of ordinary shares will be freely tradable after the expiration date of the lock-up agreements, excluding any shares acquired in this offering by persons who may be deemed to be our affiliates as defined in Rule 144 under the Securities Act. Ordinary shares of ours held by our affiliates will continue to be subject to the volume and other restrictions of Rule 144 under the Securities Act. Sales of a substantial number of these shares upon expiration of the lock-up agreements could adversely affect the trading price of our ordinary shares.

We are a foreign private issuer and, as a result, we are not subject to United States proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a United States domestic public company.

We report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-United States company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to United States domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while United States domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information.

As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers. However, we are subject to Dutch laws and regulations with regard to such matters and intend to furnish quarterly unaudited financial information to the SEC on Form 6-K.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to United States domestic issuers. If in the future we are not a foreign private issuer as of the last day of the second fiscal quarter in any fiscal year, we would be required to comply with all of the periodic disclosure, current reporting requirements and proxy solicitation rules of the Exchange Act applicable to United States domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our directors and executive officers may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we were to lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to United States domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us if we are required to comply with the reporting requirements applicable to a United States domestic issuer may be significantly higher than the costs we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. These rules and regulations could also make it more difficult for us to attract and retain qualified directors.

As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we follow certain home country governance practices rather than the corporate governance requirements of Nasdaq.

We are a foreign private issuer. As a result, in accordance with the listing requirements of Nasdaq we will rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of Nasdaq. In accordance with Dutch law and generally accepted business practices, our Articles of Association do not provide quorum requirements generally applicable to general meetings. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting shares. Although we must provide shareholders with an agenda and other relevant documents for the general meeting, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands, thus our practice will vary from the requirement of Nasdaq Listing Rule 5620(b). As permitted by the listing requirements of Nasdaq, we have also opted out of the requirements of Nasdaq Listing Rule 5605(d), which requires, among other things, an issuer to have a compensation committee that consists entirely of independent directors, Nasdaq Listing Rule 5605(e), which requires independent director oversight of director nominations, and Nasdaq Listing Rule 5605(b)(1), which requires an issuer to have a majority of independent directors on its board. We will also rely on the phase-in rules of the SEC and Nasdaq with respect to the independence of our audit committee. These rules require that a majority of our directors must be independent and all members of our audit committee must meet the independence standard for audit committee members within one year of the effectiveness of the registration statement of which this prospectus forms a part. In addition, we have opted out of shareholder approval requirements, as included in the Nasdaq Listing Rules, for the issuance of securities in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of our company and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. For an overview of our corporate governance principles, see “Description of Share Capital and Articles of Association.” Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to these Nasdaq requirements.

Provisions of our Articles of Association or Dutch corporate law might delay or prevent acquisition bids for us or other change of control transactions that might be considered favorable

Under Dutch law, various protective measures to prevent change of control transactions are possible and permissible within the boundaries set by Dutch corporate law and Dutch case law. Certain provisions of our Articles of Association may have the effect of delaying or preventing a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a shareholder might consider to be in its best interest, including attempts that might result in a premium over the market price of our ordinary shares.

These provisions provide for, among other things:

•

a provision that our directors may only be removed at the general meeting of shareholders by a two-thirds majority of the votes cast representing more than 50% of our outstanding share capital if such removal is not proposed by our board of directors;

•

our directors being appointed on the basis of a binding nomination by our board of directors, which can only be overruled by the general meeting of shareholders by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital (in which case the board of directors may draw up a new nomination); and

•	requirements that certain matters, including an amendment of our Articles of Association, may only be brought to our shareholders for a vote upon a proposal by our board of directors.

These provisions could make it more difficult or less attractive for a third party to acquire us or a controlling stake in us, even if the third party’s offer may be considered beneficial by many of our shareholders. As a result, our shareholders may be limited in their ability to obtain a premium for their shares.

Provisions in our Articles of Association or Dutch corporate law might prevent, delay or frustrate any attempt to replace or remove the members of our board of directors

Certain provisions of our Articles of Association or Dutch corporate law may make it more difficult for a shareholder or a third party to effect a change in our board of directors. These provisions include: a provision that our directors are appointed on the basis of a binding nomination prepared by our board of directors, which can only be overruled by a two-thirds majority of the votes cast representing more than 50% of our issued share capital; a provision that our directors may only be removed by the general meeting of shareholders by a two-thirds majority of the votes cast representing more than 50% of our issued share capital (unless the removal is proposed by the board of directors in which case a simple majority of the votes can be sufficient); and a requirement that certain matters, including an amendment of our Articles of Association, may only be brought to our shareholders for a vote upon a proposal by our board of directors. In addition, Dutch law allows for staggered multi-year terms of directors, as a result of which only part of our directors may be subject to appointment or re-appointment in any one year.

Our Articles of Association will provide that the competent courts of Amsterdam, the Netherlands will be the sole and exclusive forums for certain shareholder litigation matters, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our current and former directors, officers, employees or shareholders

Our Articles of Association will provide that, unless we otherwise consent in writing to the selection of an alternative forum, the competent courts of Amsterdam, the Netherlands shall be the sole and exclusive forum for any dispute between (i) any person holding our ordinary shares or an interest in our ordinary shares and (ii) us, any of our directors, officers or employees (including any of our former directors, former officers or former employees to the extent the dispute arises from such director, officer or other employee’s acts or omissions while serving as our director, officer or employee), in each case (a) whether such dispute relates to the Articles of Association or otherwise and (b) provided that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, the Exchange Act or the rules and regulations promulgated thereunder; however, there is uncertainty as to whether a court would enforce such provision for any cause of action under the Securities Act, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in our ordinary shares shall be deemed to have notice of and consented to the forum provisions in our Articles of Association.

These choice of forum provisions may limit a shareholder’s ability to bring a claim in a different judicial forum, including one that it may find favorable or convenient for disputes with us or any of our directors, officers or other employees which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provisions that will be contained in our Articles of Association to be inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Holders of our ordinary shares outside the Netherlands may not be able to exercise preemptive rights and, as a result, may experience substantial dilution upon future issuances of ordinary shares or rights to subscribe for ordinary shares.

In the case of certain offerings of additional equity capital, existing holders of our ordinary shares are generally entitled under Dutch law to full preemptive rights, unless these rights are excluded either by a resolution of the general meeting of shareholders, or by a resolution of the board of directors (if the board of directors has been designated by the general meeting of shareholders for this purpose). See “Description of Share Capital and Articles of Association—Comparison of Dutch Corporate Law and Our Articles of Association and United States Corporate Law—Preemptive Rights.” Certain holders of our ordinary shares, in particular United States holders of our ordinary shares, may not be able to exercise preemptive rights unless a registration statement under the Securities Act is declared effective with respect to our ordinary shares issuable upon exercise of such rights or an exemption from the registration requirements is available. This could cause existing shareholders to experience substantial dilution of their interest.

The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of United States jurisdictions.

Our corporate affairs are governed by our Articles of Association and by the laws governing companies incorporated in the Netherlands. A further summary of applicable Dutch company law and our Articles of Association is contained in this prospectus under “Description of Share Capital and Articles of Association.” However, there can be no assurance that Dutch law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.

The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders in companies governed by the laws of United States jurisdictions. In the performance of its duties, our board of directors is required by Dutch law to consider the interests of our company, its shareholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. A further summary of applicable Dutch company law and our Articles of Association is contained in this prospectus under “Description of Share Capital and Articles of Association—Corporate Governance.”

We are not obligated to and do not comply with all the best practice provisions of the Dutch Corporate Governance Code. This may affect your rights as a shareholder.

We are subject to the Dutch Corporate Governance Code, or DCGC. The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including Nasdaq. The DCGC contains both principles and best practice provisions for boards of directors, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports, filed in the Netherlands, whether they comply with the provisions of the DCGC. If they do not comply with those provisions (for example, because of a conflicting Nasdaq requirement), the company is required to give the reasons for such noncompliance.

We do not comply with all the best practice provisions of the DCGC. See “Description of Share Capital and Articles of Association—Dutch Corporate Governance Code.” This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in another Dutch public company with limited liability (naamloze vennootschap) listed in the Netherlands that fully complies with the DCGC.

Pursuant to the Dutch Civil Code, Dutch limited liability companies may qualify as a so-called structure company (structuurvennootschap) to which the structure regime (structuurregime) is applicable. Currently, the requirements to qualify as such are that a company has filed a statement with the trade register of the Dutch Chamber of Commerce, for a consecutive period of three years, that it meets the following criteria (i) according to our balance sheet with explanatory notes, our issued share capital together with our reserves amounts to at least €16 million, (ii) we, or any of our dependent companies (as defined by Dutch law), has established a Dutch works council pursuant to statutory requirements under Dutch law and (iii) we and our dependent companies (as defined by Dutch law) together regularly employ at least 100 employees in the Netherlands. The qualification as a structure company may affect the governance structure of our company. Among other things, our executive directors would then be appointed by our non-executive directors (instead of the general meeting) and certain nomination rights (including for the Dutch works council) would apply to the appointment of our non-executive directors. We have never filed a statement that we meet the criteria of the structure regime and do not expect to qualify as a structure company for at least the next three years.

Claims of United States civil liabilities may not be enforceable against us.

We are incorporated under the laws of the Netherlands. Certain of our directors reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in United States courts, including judgments predicated upon the civil liability provisions of the United States federal securities laws.

The United States and the Netherlands currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon United States securities laws, would not automatically be recognized or enforceable in the Netherlands, unless the underlying claim is relitigated before a Dutch court of competent jurisdiction. Under current practice, however, a Dutch court will generally, subject to compliance with certain procedural requirements, recognize and give effect to the judgment, if and to the extent such judgment (i) is a final judgment and has been rendered by a court which has established its jurisdiction on grounds which are internationally acceptable, (ii) has not been rendered in violation of proper legal procedures (behoorlijke rechtspleging), (iii) is not contrary to public policy of the Netherlands, and (iv) is not incompatible with (a) a prior judgment of a Dutch court rendered in a dispute between the same parties, or (b) a prior judgment of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that such prior judgment is capable of being recognized in the Netherlands. If a Dutch court upholds and regards as conclusive evidence the final judgment of the United States court, the Dutch court will generally grant the same judgment without litigating again on the merits.

Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a United States court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of United States courts in the Netherlands are solely governed by the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). Based on the foregoing, there can be no assurance that United States investors will be able to enforce any judgments obtained in United States courts in civil and commercial matters, including judgments under the United States federal securities laws.

Dutch civil procedure differs substantially from United States civil procedure in a number of respects. Insofar as the production of evidence is concerned, United States law and the laws of several other jurisdictions based on common law provide for pre-trial discovery, a process by which parties to the proceedings may prior to trial compel the production of documents by adverse or third parties and the deposition of witnesses. Evidence obtained in this manner may be decisive in the outcome of any proceeding. Such pre-trial discovery process does not exist under Dutch law. In the event directors or other third parties are liable towards a Dutch company, only the company itself can bring a civil action against those parties. The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third party to the company also constitutes a tortious act directly against a shareholder, such shareholder has an individual right of action against such third party in its own name. The Dutch Civil Code does provide for the possibility to initiate such actions collectively and a foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself does not result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring van recht). To obtain compensation for damages, individual claimants can base their claim on the declaratory judgment obtained by the foundation or association but they still need to individually sue the defendant for damages. Alternatively, in order to obtain compensation for damages, the foundation or association and the defendant may reach—often on the basis of such declaratory judgment—a settlement. A Dutch court may declare the settlement agreement binding upon all injured parties with an opt-out choice for an individual injured party. An individual injured party may also itself institute a civil claim for damages.

Based on the lack of a treaty as described above, United States investors may not be able to enforce against us or members of our board of directors any judgments obtained in United States courts in civil and commercial matters, including judgments under the United States federal securities laws.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our ordinary share price and trading volume could decline.

The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price and volume for our ordinary shares could be adversely affected. If one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our business, our ordinary share price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our ordinary shares could decrease, which might cause our ordinary share price and trading volume to decline.

Our management has broad discretion over the use of our available cash and marketable securities and might not spend available cash and marketable securities in ways that increase the value of your investment.

From time to time we may carry high levels of cash and marketable securities. As of December 31, 2020, we had $7.7 million in cash and cash equivalents. Our management currently expects to deploy our cash and marketable securities primarily to expand our operations and commercialization activities, to fund our product development efforts and for general corporate purposes, including working capital and possible acquisitions. However, our management has broad discretion to pursue other objectives, we may raise additional capital, and we may use our current and future resources for other purposes. Our management might not effectively deploy our cash and marketable securities which could have an adverse effect on our business.

Risks Related to Taxation

Changes in tax treaties, laws, rules or interpretations or an adverse outcome of tax audits could have a material adverse effect on us.

The tax laws and regulations in the Netherlands and other jurisdictions in which we operate may be subject to change, and there may be changes in the interpretation, application and enforcement of such tax laws or regulations. As a result, we may face increases in taxes payable if tax rates increase, or if tax laws or regulations are modified in an adverse manner, or if new tax laws or regulations are introduced by the competent authorities with or without retrospective effect. The aforementioned changes or any future audit may require us to pay additional taxes plus accrued interest, fines and/or penalties. In addition, the Dutch tax authorities and other relevant jurisdictions could periodically examine us and our subsidiaries. Tax audits for periods not yet reviewed may consequently lead to higher tax assessments. Any additional taxes or other sums that become due could have a material adverse effect on our business, results of operations, cash flow and financial condition. Noteworthy developments include the implementation of the Multilateral Convention to Implement Tax Treaty Related to Measures to Prevent Base Erosion and Profit Shifting and the publication of the OECD Pillar I and Pillar II Blueprints in relation to Base Erosion and Profit Shifting. In addition, case law of the European Court of Justice may affect the VAT treatment of our services.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2020, we had U.S. federal U.S. state and non-U.S. net operating loss carryforwards, or NOLs, of approximately $219.3 million, $205.9 million and $2.3 million, respectively. In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. An ownership change is generally defined as a greater than 50 percent change in equity ownership by value by certain shareholders (or groups of shareholders) over a rolling three-year period. We have not completed a formal analysis as to whether we have undergone ownership changes in the past that may limit utilization of our existing NOLs under Section 382 of the Code. Given the Code’s broad definition, an ownership change could be the unintended consequence of otherwise normal market trading in our stock that is outside our control. An ownership change under Section 382 of the Code could also be triggered by certain strategic transactions. Additionally, tax law limitations may result in our U.S. federal NOLs expiring before we have the ability to use them. Under current U.S. federal income tax law, U.S. federal NOLs arising in tax years beginning after December 31, 2017 have an indefinite carryover period, but for taxable years beginning after December 31, 2020, may only be used to offset 80 percent of current year taxable income. Similar (and additional) limitations may apply to the use of U.S. state and non-U.S. NOLs. For these reasons, even if we attain profitability, our ability to utilize our NOLs may be limited, potentially significantly so.

Our global operations and structure subject us to potentially adverse tax consequences.

We generally conduct our global operations through subsidiaries and report our taxable income in various jurisdictions worldwide based on our business operations in those jurisdictions. In particular, our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. Also, our tax expense could be affected depending on the applicability of withholding and other taxes (including withholding and indirect taxes on software licenses and related intercompany transactions) under the tax laws of certain jurisdictions in which we have business operations. The relevant revenue and taxing authorities may disagree with positions we have taken generally, or our determinations as to the value of assets sold or acquired or income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. The tax laws of certain countries in which we do business could also change on a prospective or retroactive basis, and any such changes could increase our liabilities for taxes, interest and penalties, and therefore could harm our business, cash flows, operating results and financial position.

We may be a “controlled foreign corporation” for U.S. federal income tax purposes, and if a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse United States federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively, including pursuant to the operation of certain attribution rules under the Code and the Treasury Regulations promulgated thereunder) at least 10% of the value or voting power of our stock, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation,” or CFC, in our group (if any). We believe we are currently, and expect to be following this offering, treated as a CFC. If we are treated as a CFC, certain of our non-U.S. subsidiaries (if any) could be treated as CFCs as well. Morever, if our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries (if any) could be treated as CFCs even if we were not treated as a CFC. A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by CFCs, regardless of whether we make any distributions. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a United States corporation. We cannot provide any assurances that we will assist investors in determining whether we or any of our non-United States subsidiaries (if any) are treated as CFCs or whether such investor is treated as a United States shareholder with respect to any such CFCs or that we will furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our stock.

Agendia N.V. may not be eligible for treaty benefits based on bilateral tax treaties between the Netherlands and other jurisdictions.

It is intended that Agendia N.V. will be eligible for benefits under the bilateral tax treaties entered into between the Netherlands and other jurisdictions, notably the United States and Canada. To be eligible for tax treaty benefits, Agendia N.V. must first of all be tax resident of the Netherlands for the purpose of the applicable treaty. However, other requirements provided in the applicable tax treaty must be satisfied as well. The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting, or MLI, may modify, if applicable, such requirements. For example, the MLI introduces a “principal purpose test” clause, based on which treaty benefits can be denied if obtaining tax treaty benefits was the principal purpose or one of the principal purposes of the structure or transaction. Furthermore, the facts and circumstances relating to Agendia N.V.’s management and operations and the interpretation by relevant tax authorities and courts are relevant for the eligibility of Agendia N.V. for tax treaty benefits.

Furthermore, the tax consequences described in the section entitled “Material Tax Considerations Material Dutch Tax Considerations” may be different if Agendia N.V. is not eligible for benefits under the relevant tax treaties between the Netherlands and other jurisdictions.

If Agendia N.V. is not eligible for benefits under the relevant tax treaties between the Netherlands and other jurisdictions, significant adverse tax consequences could arise to Agendia N.V.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the ordinary shares.

Based on the current and anticipated value of our assets, the anticipated frequency and magnitude of trading of our ordinary shares following the offering and the composition of our income, assets and operations, we do not expect to be a “passive foreign investment company,” or PFIC, for the current taxable year. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure that the United States Internal Revenue Service, or the IRS, will not take a contrary position. Furthermore, a separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. Accordingly, we cannot assure that we will not be a PFIC for our current taxable year or any future taxable year. A non-United States company will be considered a PFIC for any taxable year if (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the value of its assets (generally based on quarterly averages during a taxable year) is attributable to assets that produce or are held for the production of passive income. For a corporation that is considered to be a CFC, the determination of the value of its assets will generally be based on adjusted tax basis for taxable years in which such CFC’s shares are not treated as “publicly traded” for purposes of the PFIC rules, and will generally be based on fair market value for taxable years in which such CFC’s shares are treated as “publicly traded” for purposes of the PFIC rules. While there can be no assurance, we believe we are currently, and expect to be after this offering, treated as a CFC, and we anticipate our ordinary shares will be treated as publicly traded in our current taxable year for purposes of the PFIC rules. Accordingly, the value of our assets for purposes of the PFIC rules is expected to be based on fair market value for the current taxable year. Fair market value generally is determined by reference to the market price of our ordinary shares, which may fluctuate considerably. For purposes of the above calculations, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the equity. However, in the event any such corporations are CFCs that are not publicly traded (for purposes of the PFIC rules), the determination of the value of assets owned by such corporations will be based on their adjusted tax bases for the relevant taxable periods. If we were to be treated as a PFIC for any taxable year during which a United States Holder (as defined below under “Material Tax Considerations—Material United States Federal Income Tax Considerations for United States Holders”) holds an ordinary share, certain adverse United States federal income tax consequences could apply to such United States Holder. See “Material Tax Considerations—Material United States Federal Income Tax Considerations for United States Holders—Passive Foreign Investment Company Rules.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various important factors, including, but not limited to, those identified under the section titled “Risk Factors” in this prospectus. Forward-looking statements include, but are not limited to, statements about:

•

estimates of our total addressable market and ability to serve those markets, future results of operations, financial position, research and development costs, capital requirements and our needs for additional financing;

•	our expectations about market and regulatory trends and our ability to capitalize on and effectively navigate those trends;

•

the impact on our business, financial condition and results of operation from the ongoing and global COVID-19 pandemic, or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide;

•	estimates of demand and unmet needs within the medical community to functionally profile a woman’s breast cancer throughout the patient journey;

•	our ability to effectively and efficiently market and increase demand for our MammaPrint and BluePrint tests within the medical community and our targeted patient population;

•	our ability to obtain and maintain regulatory approval or clearance of our products and product candidates on expected timelines;

•	the rate and degree of market acceptance and clinical utility of our products and product candidates, if approved;

•	our ability to obtain and maintain coverage and reimbursement for our products and product candidates;

•	the performance of third parties in connection with the development of our products and product candidates, including third-party suppliers;

•

estimates of the comparative size and significance of our proprietary FLEX study and patient registry and our ability to leverage that data to advance the scientific frontier in breast cancer by commercializing solutions that improve patient outcomes and quality of life;

•	our ability to successfully grow our platform and develop and implement new solutions and techniques, including the commercialization of digital emulations of MammaPrint and BluePrint tests;

•	estimates of the insufficiencies of current breast cancer diagnostic and monitoring modalities and the value that our solutions can provide to physicians and patients;

•	our ability to successfully and efficiently grow our sales and marketing organizations, enhance broad awareness of our tests and provide quality clinical and customer support to physicians;

•	our ability to continue to operate and successful grow in a heavily regulated environment;

•	our ability to establish and maintain intellectual property protection and well as our ability to operate our business without infringing the intellectual property rights of others; and

•	our expectations regarding the use of proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we are not aware of any misstatements regarding the market or industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $                , or                 , million if the underwriters exercise in full their option to purchase additional shares, assuming an initial public offering price per share of $                , which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and expenses of the offering that are payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease our net proceeds, after deducting the estimated underwriting discounts and commissions, by $                million, assuming that the number of ordinary shares offered by us, as set forth on the cover of this prospectus, remains the same. Each increase or decrease of 1,000,000 ordinary shares in the number of ordinary shares offered by us would increase or decrease our net proceeds, after deducting the estimated underwriting discounts and commissions, by approximately $                 million, assuming no change in the assumed initial public offering price per share.

We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

•	approximately $ million to satisfy our outstanding 9.5% note payable to a related party upon its maturity in July 2022 and other long-term liabilities;

•	approximately $ million to expand sales and marketing capabilities; and

•	the remainder to fund our other current and future research and development activities and for working capital and other general corporate purposes.

The expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. We may also use a portion of the net proceeds to in-license, acquire, or invest in additional businesses, technologies, products or assets, although currently we have no specific agreements, commitments or understandings in this regard. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

We believe the net proceeds of this offering together with our current cash and cash equivalents and expected cash generated from sales of our products will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through at least the next twelve months. We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect.

Pending their use, we plan to invest the net proceeds from this offering in short- and intermediate-term interest-bearing obligations and certificates of deposit.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our ordinary shares, and we do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Under Dutch law, a Dutch public company with limited liability (naamloze vennootschap) may only pay dividends if the shareholders’ equity (eigen vermogen) exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or our Articles of Association. Under our Articles of Association, the board of directors may decide that all or part of the profits are carried to reserves. After reservation by the board of directors of any profit, the remaining profit will be at the disposal of the general meeting of shareholders. However, any future determination to pay dividends to the holders of our ordinary shares can only be resolved upon by our general meeting upon the proposal of our board. Any future approval will depend upon the board’s review of a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the board deems relevant. Any future debt or preference securities or future debt agreements we may enter may also preclude us from paying dividends.

We only make a distribution of dividends to our shareholders after the adoption of our annual accounts demonstrating that such distribution is legally permitted. The board of directors is permitted, subject to certain requirements, to declare interim dividends without the approval of the general meeting of shareholders.

Dividends and other distributions shall be made payable not later than the date determined by the board of directors. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable, will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

CAPITALIZATION

The table below sets forth our cash and cash equivalents and capitalization as of June 30, 2021 derived from our financial statements included elsewhere in this prospectus:

•	on an actual basis;

•

on a pro forma basis to give effect to: (i) the conversion of all of our outstanding redeemable convertible preference shares into ordinary shares in connection with this offering, including the related issuance of                  ordinary shares to the holders of our outstanding redeemable convertible preference shares P in satisfaction of such holders’ right to a one-time distribution; (ii) the conversion of $35,000,000 aggregate principal of unsecured subordinated convertible promissory notes outstanding as of June 30, 2021, assuming an initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and (ii) the amendment of our Articles of Association as adopted by our general meeting of shareholders in connection with this offering; and

•

on a pro forma as adjusted basis to give further effect to the issuance and sale of                 ordinary shares in this offering at the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and our repayment of our note payable to related party upon their maturity as described in the section entitled “Use of Proceeds.”

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. Investors should read this table in conjunction with our financial statements included in this prospectus, as well as “Use of Proceeds,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of June 30, 2021
(in thousands)	Actual	Pro Forma	Pro Forma As Adjusted(1)
Cash and cash equivalents

Note payable to related party:
Senior note
Unsecured subordinated convertible promissory notes
Total note payable to related party

Redeemable convertible preference shares
Shareholders’ equity (deficit)::
Ordinary shares
Additional paid-in-capital
Accumulated deficit
Accumulated other comprehensive loss

Total shareholders’ equity (deficit)

Total capitalization

(1)

A $1.00 increase or decrease in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma amount of each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity (deficit) and total capitalization by approximately                million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase or decrease of 1,000,000 shares in the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by approximately million, assuming no change in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions.

If the underwriters’ option to purchase additional ordinary shares from us is exercised in full, the pro forma as adjusted amount of each of cash and cash equivalents, share premium, total equity, total capitalization and ordinary shares outstanding as of June 30, 2021 would be $                , $                , $                , $                 and                 , respectively.

The number of our ordinary shares shown as outstanding in the table above excludes:

•	ordinary shares issuable upon the exercise of options to purchase our ordinary shares outstanding as of June 30, 2021 at a weighted average exercise price of €0.5942 per share;

•	ordinary shares issuable upon the exercise of options to purchase our ordinary shares granted subsequent to June 30, 2021 at a weighted average exercise price of per share;

•	ordinary shares issuable upon the exercise of warrants outstanding as of June 30, 2021 at an exercise price of €20.00 per share;

•	ordinary shares reserved for future issuance under our 2015 Stock Incentive Plan, provided that we will cease granting awards under this plan upon the effectiveness of the 2021 Plan and 2021 ESPP; and

•	ordinary shares reserved for future issuance under our 2021 Plan and 2021 ESPP, which will become effective in connection with this offering.

DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share after this offering.

As of December 31, 2020, we had a historical net tangible book deficit of $20.3 million, or $0.20 per ordinary share. Net tangible book deficit per ordinary share represents the amount of our total assets less our total liabilities divided by the total number of our ordinary shares outstanding as of June 30, 2021.

Our pro forma net tangible book value as of June 30, 2021 was approximately $                 million, or $                 per ordinary share. Pro forma net tangible book value represents the amount of our total tangible assets less our liabilities, after giving effect to (i) the conversion of all of our outstanding redeemable convertible preference shares into ordinary shares in connection with this offering, including the related the issuance of                  ordinary shares to the holders of our outstanding redeemable convertible preference shares P in satisfaction of such holders’ right to a one-time distribution; and (ii) the conversion of $35,000,000 aggregate principal of unsecured subordinated convertible promissory notes outstanding as of June 30, 2021, assuming an initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

After giving further effect to the sale by us of                 ordinary shares in this offering at the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at June 30, 2021 would have been approximately $                 million, or $                 per ordinary share. This represents an immediate increase in net tangible book value of $                 per ordinary share to existing shareholders and an immediate dilution of $                 per ordinary share to new investors purchasing ordinary shares in this offering at the assumed initial public offering price. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per ordinary share after this offering from the assumed initial public offering price per ordinary share paid by new investors.

The following table illustrates this dilution to new investors purchasing ordinary shares in the offering.

Assumed initial public offering price	$
Historical net tangible book value per ordinary share
Increase in net tangible book value per share attributable to the pro forma adjustments described above
Pro forma net tangible book value per share at June 30, 2021
Increase in pro forma as adjusted net tangible book value per ordinary share attributable to new investors purchasing ordinary shares in this offering
Pro forma as adjusted net tangible book value per ordinary share after this offering
Dilution per ordinary share to new investors
Percentage of dilution in net tangible book value per ordinary share for new investors		%

If the underwriters exercise their option to purchase additional ordinary shares in full, our pro forma as adjusted net tangible book value per ordinary share after this offering would be $                 per ordinary share, representing an immediate increase in pro forma as adjusted net tangible book value per share of $                 per ordinary share to existing shareholders and immediate dilution of $                 per ordinary share in pro forma as adjusted net tangible book value per ordinary share to

new investors purchasing ordinary shares in this offering, based on an assumed initial public offering price of $                 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Each $1.00 increase or decrease in the assumed initial public offering price of $                 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, respectively, would increase or decrease the pro forma as adjusted net tangible book value after this offering by $                 per ordinary share and the dilution per share to new investors in the offering by $                 per ordinary share, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase of 1,000,000 in the number of ordinary shares we are offering would increase the pro forma as adjusted net tangible book value per ordinary share after this offering by $                 and decrease the dilution per ordinary share to new investors participating in this offering by $                , assuming no change in the assumed initial public offering price per share and after deducting the estimated underwriting discounts and commissions. A decrease of 1,000,000 in the number of ordinary shares we are offering would decrease the pro forma as adjusted net tangible book value per ordinary share after this offering by $                 and increase the dilution per ordinary share to new investors participating in this offering by $                , assuming no change in the assumed initial public offering price per ordinary share and after deducting the estimated underwriting discounts and commissions.

The following table summarizes, on the pro forma as adjusted basis described above, the number of ordinary shares purchased from us, the total consideration paid to us and the average price per ordinary share paid by existing shareholders and by new investors purchasing ordinary shares in this offering. The calculation below is based on an assumed initial public offering price of $                 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Ordinary Shares purchased			Total consideration			Average price per share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$
New investors

Total		100%		$	100%		$

Each $1.00 increase or decrease in the assumed initial public offering price of $                 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus would increase or decrease the total consideration paid by new investors by $                 million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by approximately     percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by approximately     percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase or decrease of 1,000,000 in the number of ordinary shares we are offering would increase or decrease the total consideration paid by new investors by                 and, in the case of an increase, would increase the percentage of total consideration paid by new investors by     percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by     percentage points, assuming no change in the assumed initial public offering price per share.

If the underwriters exercise their option to purchase additional ordinary shares in full, the following will occur:

•	the percentage of our ordinary shares held by existing shareholders will decrease to approximately % of the total number of our ordinary shares outstanding after this offering; and

•	the percentage of our ordinary shares held by new investors will increase to approximately % of the total number of our ordinary shares outstanding after this offering.

The tables above are based on ordinary shares outstanding as of June 30, 2021, after giving effect to (i) the conversion of all of our outstanding redeemable convertible preference shares into ordinary shares in connection with this offering, including the related issuance of                  ordinary shares to the holders of our outstanding redeemable convertible preference shares P in satisfaction of such holders’ right to a one-time distribution and (ii) the conversion of $35,000,000 aggregate principal of unsecured subordinated convertible promissory notes outstanding as of June 30, 2021, assuming an initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and excludes the following:

•	ordinary shares issuable upon the exercise of options to purchase our ordinary shares outstanding as of June 30, 2021 at a weighted average exercise price of €0.5942 per share;

•	ordinary shares issuable upon the exercise of options to purchase our ordinary shares granted subsequent to June 30, 2021 at a weighted average exercise price of per share;

•	100,002 ordinary shares issuable upon the exercise of warrants outstanding as of June 30, 2021 at an exercise price of €20.00 per share;

•	ordinary shares reserved for future issuance under our 2015 Stock Incentive Plan, provided that we will cease granting awards under this plan upon the effectiveness of the 2021 Plan and 2021 ESPP; and

•	ordinary shares reserved for future issuance under our 2021 Plan and 2021 ESPP, which will become effective in connection with this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data together with our financial statements and the related notes thereto included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. We have derived the Consolidated Statements of Operations and Comprehensive Loss data for the years ended December 31, 2020 and 2019 and the balance sheet data as of December 31, 2020 and 2019 from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected in the future.

	Year Ended December 31,
	2020		2019
	(In thousands, except share and per share data)
Consolidated statements of operations and comprehensive loss data:
Revenue		$57,893	$48,936
Operating expenses:
Cost of revenue		14,858	13,015
Research and development		15,090	8,830
Selling and marketing		27,694	25,562
General and administrative		18,992	22,112

Loss from operations		(18,741)	(20,583)

Other income (expense):
Interest expense		(1,382)	(1,362)
Other income (expense), net		158	(393)

Total other income (expense)		(1,224)	(1,755)

Net loss		$(19,965)	$(22,338)

Other comprehensive loss:
Foreign currency translation adjustment		(1,355)	(4)

Total comprehensive loss		$(21,320)	$(22,342)

Net loss per share attributable to ordinary shareholders, basic and diluted		$(0.22)	$(0.29)

Weighted-average ordinary shares outstanding, basic and diluted		91,877,009	76,081,835

Pro forma net loss per share attributable to ordinary shareholders, basic and diluted(1)	$

Pro forma weighted-average ordinary shares outstanding, basic and diluted(1)

(1)

Pro forma basic and diluted net loss per share attributable to ordinary shareholders has been prepared to give effect to adjustments to our capital structure arising in connection with the completion of this offering and is calculated by dividing the pro forma net loss attributable to ordinary shareholders by the pro forma weighted-average ordinary shares outstanding for the period. Pro forma net loss attributable to ordinary shareholders is computed as net loss attributable to ordinary shareholders adjusted for the distribution to the redeemable convertible preference shares of their liquidation preference for each period presented. Pro forma weighted-average ordinary shares outstanding is computed by adjusting the weighted-average ordinary shares outstanding to give pro forma effect to the conversion of all shares of our preference shares outstanding as of December 31, 2020 into ordinary shares as if this offering had occurred at the beginning of the earliest reporting period shown. Pro forma basic and diluted net loss per share attributable to ordinary shareholders does not include the effect of the shares expected to be sold in this offering.

The following table sets forth the computation of pro forma basic and diluted net loss per share attributable to ordinary shareholders giving effect to the aforementioned conversion of all outstanding shares of our redeemable convertible preference shares into ordinary shares for the year ended December 31, 2020:

Year ended December 31
2020
(in thousands, except share and per share data)
Numerator:
Net loss attributable to ordinary shareholders, basic and diluted	$(19,965)
Distribution to redeemable convertible preference share

Net loss used in computing pro forma net loss attributable to ordinary shareholders, basic and diluted	$

Denominator:
Weighted-average shares used to compute net loss per ordinary share, basic and diluted	91,877,008
Pro forma adjustment to reflect assumed conversion of redeemable convertible preference shares into ordinary shares

Shares used in computing pro forma net loss attributable to ordinary shareholders, basic and diluted

Pro forma net loss per share attributable to ordinary shareholders, basic and diluted	$

	As of December 31,
	2020	2019
	(dollars in thousands)
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	$7,724	$8,138
Total assets	26,814	24,220
Total liabilities	47,105	35,092
Redeemable convertible preference shares	25,890	25,890
Accumulated deficit	(293,062)	(273,097)
Total shareholders’ deficit	(46,181)	(36,762)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements and related notes and other financial information included elsewhere in this prospectus. This discussion contains forward looking statements based upon current plans, expectations and beliefs involving risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk factors” and in other parts of this prospectus.

Business overview

We are a mission-driven, commercial stage company focused on leading state-of-the-art decision making utilizing next generation diagnostic and information solutions that improve outcomes for breast cancer patients worldwide. Our comprehensive platform applies the power of functional genomic and proteomic profiling to guide the treatment of people throughout their patient journey, from initial diagnosis through remission and cure, or progression to metastatic disease. Our approach takes a holistic view of the biology underlying an individual patient’s breast cancer to enable accurate classification of personalized breast cancer types. We offer two proprietary tests: MammaPrint and BluePrint. MammaPrint is a 70-gene prognostic test that stratifies a specific patient’s recurrence risk and informs the benefit of chemotherapy and endocrine therapy. BluePrint is an 80-gene molecular subtyping test that identifies the underlying biology of an individual breast cancer tumor, and classifies the tumor to provide information about its about its behavior, long-term prognosis and potential response to systemic therapy. Our array of service offerings platform continues to yield new disease insights and clinical utility in successive studies due to its comprehensive design, which we expect will expand our addressable markets. In both pre- and post-operative settings, our platform provides clinically actionable insights that help guide optimal treatment decisions along the continuum of care. To engage breast cancer patients across this journey, we are clinically validating and readying to commercialize a breast cancer-specific liquid biopsy test for minimal residual disease, or MRD, to monitor circulating tumor DNA, or ctDNA, for cancer clearance or recurrence. Our objective with serial liquid biopsy monitoring is to intercept cancer recurrence early and to end the progression of breast cancer to metastatic disease. We are also developing a Smart Pathology™ solution to guide treatment decisions in metastatic breast cancer. We continue to advance our solutions with innovative analytical modalities such as whole genome arrays, next generation sequencing, or NGS, and digital AI pathology. Our commitment to breast cancer, inclusion in top-tier medical guidelines, and broad reimbursement, together with our operational and commercial excellence, has accelerated revenue to $57.9 million and improved gross margins to 74% in 2020. We believe these business attributes and advantages are durable and have enabled us to impact the lives of women with breast cancer around the world.

We commercialize our solutions through our worldwide integrated sales organization, which is composed of specialized sales representatives, clinical and customer support, and a broad network of experienced distribution partners. In North America, we employ a clinically and strategically focused sales team across six regions. We go-to-market in Europe, the Middle East and Africa, or EMEA, through a blended approach of utilizing both direct sales and experienced distribution partners. We have achieved significant growth in the Asian market over the past three years with eight distribution partners. Outside the United States, we have further enabled growth with an NGS-based decentralized testing option.

Adoption and utilization of our tests is highly dependent on reimbursement from third-party payors, which include government payors, such as Medicare and Medicaid and commercial payors, such as

Aetna, Cigna, United Healthcare and Blue Cross Blue Shield. Most national and regional third-party payors in the United States, along with the designated regional Medicare Administrator Contractor for our tests, have issued positive coverage determinations for our MammaPrint test for patients with invasive disease through contracts, agreements or policy decisions. The local carrier with jurisdiction for claims submitted by us for Medicare patients, MolDX, also provides coverage for our invasive breast cancer test for ER+ patients with Lymph Node positive, or LN+, disease (up to three positive lymph nodes) and invasive breast cancer patients where a lymph node status is unknown or when the test is used to guide neoadjuvant treatment decisions. Additionally, some payors provide policy coverage for the use of our test in ER+ patients with LN+ disease, including lymph node micro metastasis. However, we may not be able to obtain coverage and reimbursement from other payors for our test for breast cancer patients with LN+, ER+ disease. Expanding criteria and maintaining broad coverage and reimbursement of our MammaPrint test by third-party payors are key components of our financial success. Obtaining and securing coverage by government, commercial and private payors, for our pipeline tests and solutions products will be important over time. As of June 30, 2021, we have obtained reimbursement coverage for approximately 246 million covered lives in the United Stated for MammaPrint, inclusive of Medicare, commercial and private payors.

MammaPrint is offered internationally through direct sales, our network of 34 distributors in EMEA, North America, Latin America and Asia-Pacific, or APAC, and Agendia NGS certified partner reference laboratories. We expect to continue to focus substantial resources on pursuing global adoption of and reimbursement for our MammaPrint test. Although reimbursement remains an important aspect of adoption, we have also made significant progress in self-pay APAC markets, specifically China and Korea. In Europe, reimbursement through government programs remains an important facet for the adoption of our tests. We recently secured reimbursement in Germany, Canada, and Italy. In addition to access and reimbursement progress, our decentralized NGS version of MammaPrint affords the opportunity to access patient cohorts in jurisdictions, such as China and Germany, that are sensitive to patient samples, data and information leaving the jurisdiction. China represents a large and growing market for our NGS emulation of MammaPrint and BluePrint.

We continue to pursue access and reimbursement for BluePrint. We receive full or partial reimbursement for BluePrint only on a limited basis from non-contracted carriers in the United States.

We perform all MammaPrint and BluePrint tests, other than NGS tests, at our clinical laboratory located in Irvine, California which comprises 13,000 square feet and has capacity for up to 140,000 tests per year. The laboratory is College of American Pathologist, or CAP-accredited, Clinical Laboratory Improvement Amendments, or CLIA-certified, International Organization for Standardization, or ISO, 13485:2016 Quality Management Systems – Requirements for Regulatory Purposes for Medical Devices certified, as well as permitted and licensed by both the California Department of Public Health, or CDPH, and New York State Department of Health, or NYSDOH. We source our NGS Kits from third-party suppliers, including Agilent Inc.

We generated revenue of $57.9 million and $48.9 million for the years ended December 31, 2020 and 2019, respectively. We also incurred net losses of $20.0 million and $22.3 million for the years ended December 31, 2020 and 2019, respectively, and had an accumulated deficit of $293.1 million as of December 31, 2020. We have funded our operations to date principally from the sale of redeemable convertible preference shares, ordinary shares, revenue from precision oncology testing and development services and the incurrence of indebtedness.

We expect to incur net losses for the next several years as we intend to continue to make significant investments in our sales and marketing organization, expand international marketing programs, investments in research and development, regulatory affairs and clinical studies to develop our product candidates, support regulatory submissions and demonstrate the clinical efficacy of our product candidates. Moreover, we expect to incur additional expenses as a result of operating as a public company, including legal, accounting, insurance, exchange listing and SEC compliance, investor relations, and other administrative and professional services expenses. As a result of these and other factors, we will require additional financing to fund our operations and planned growth.

As of December 31, 2020, we had cash and cash equivalents of $7.7 million. Subsequent to December 31, 2020, we completed two debt financings from which we received approximately $30.0 million in net proceeds. We believe, based on our current operating plan, that our existing cash and cash equivalents will not be sufficient to meet our capital requirements and fund our operations for at least the next 12 months. Management believes that this raises substantial doubt about its ability to continue as a going concern. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. We may also seek additional financing opportunistically. We may seek to raise any additional capital by entering into partnerships or through public or private equity offerings or debt financings, credit or loan facilities or a combination of one or more of these funding sources. If we raise additional funds by issuing equity securities, our shareholders may experience dilution. At this time, we do not have plans or intentions to raise additional funds by way of the sale of additional securities, other than pursuant to this offering.

Factors affecting our performance

We believe there are several important factors that have impacted and that we expect will impact our operating performance and results of operations, including:

•	The acceptance of, and level of demand for, our MammaPrint and BluePrint tests within the medical community and our targeted patient populations.

•

The extent to which our solutions are included in healthcare guidelines and recommended in the United States and abroad by entities such as the American Society of Clinical Oncology, National Comprehensive Cancer Network, and European Society for Medical Oncology.

•	Our ability to maintain and expand coverage and reimbursement under government healthcare programs and by third-party payors within the United States and abroad.

•	Fluctuations in the pricing of our tests, reimbursement rates and payor mix.

•	Our ability to expand and grow through the introduction of additional delivery channels, including decentralized testing.

•	Whether our continuing research and development activities are successful, including clinical trials to expand our platform and utility of our solutions.

•	Our ability to successfully expand our sales and operations outside the United States.

•	Whether we are able to attract and retain new and existing skilled personnel.

•	Our ability to obtain supplies from a limited number of, and in certain instances, sole suppliers.

•	The success of our strategic partnerships.

Test Volumes

Growth in test volumes and increasing sales and utilization of NGS Kits have been, and we expect will continue to be, the primary drivers in the growth of our revenue. Centralized microarray volumes reflect MammaPrint tests performed in our centralized CLIA lab. We can provide both MammaPrint and BluePrint results off of a single microarray sequencing reaction. MammaPrint and BluePrint are processed simultaneously using the same sample on the same subarray. Post sequencing of the patient sample, we read the 70-MammaPrint genes to render a MammaPrint result and 80-Blueprint genes to render a BluePrint result. Approximately 85% of orders for a MammaPrint test have a BluePrint order attached. BluePrint is not offered separately from MammaPrint.

	2020	2019	Change	% Change
Centralized Microarray Tests
United States	16,543	13,910	2,633	19%
International	6,270	6,103	167	3%
Decentralized NGS
NGS Kits	170	137	33	24%
NGS Tests	2,720	2,192	528	24%

Total Test Volume	25,533	22,205	3,328	15%

Test volume increases in the United States reflect the results of our ongoing focused sales effort and increased acceptance of MammaPrint. For NGS, we measure volume based on NGS Kits sold, which are comprised of the reagents and a tray capable of processing 16 patient samples per NGS Kit. Each kit is accompanied by a token that enables authorized access to our cloud based Agendia Data Analysis Pipeline Tool, or “ADAPT” to generate the MammaPrint and BluePrint results. NGS Tests presented above represent the maximum potential tests run from each kit sold. We do not offer refunds or credits for unused tests in an NGS Kit. NGS volumes increased year-over-year principally due to increased utilization in China, a market in which samples are not permitted to leave the country.

Impact of COVID-19

The World Health Organization classified the COVID-19 outbreak as a pandemic in March 2020. In the following weeks, the Netherlands and the United States implemented shelter in place guidelines and advised non-essential businesses to close. Breast cancer surgery, treatment and testing were not classified as elective procedures. As such, our tests were classified as non-elective and an essential business.

COVID-19 disrupted our business, in particular during the period when mammography testing sites experienced closures or reduced rates of testing, and may continue to disrupt our business. The ultimate impact of COVID-19 depends on factors beyond our knowledge or control, including the duration and severity of the outbreak, third-party actions taken to contain its spread and mitigate its public health effects and short- and long-term changes in the behaviors of medical professionals and patients resulting from the pandemic.

See the section titled “Risk factors” for further discussion of the possible impact of the COVID-19 pandemic on our business.

Key components of results of operations

Revenue

We generate substantially all of our revenue from sales of our MammaPrint and BluePrint tests. The majority of our revenue is derived from the sale of the MammaPrint test.

With respect to the sales of tests, our customers are the patients who receive the test results. We bill and collect from third-party payors, laboratory distribution partners and self-paying individuals. We enter into reimbursement contracts with regional and national insurance carriers and other third-party payors that provide insurance coverage for patients for our MammaPrint tests. We bill for these tests upon completion of the testing process and the delivery of test results to the customer.

Due to potential future changes in insurance coverage policies, contractual rates and other trends in the reimbursement of our tests, payments received for our tests may fluctuate over time. Our revenue incorporates an estimate of variable consideration, which is adjusted for estimates of disallowed cases, discounts, and refunds. We have established an accrual for refunds of payments previously made by healthcare insurers based on historical experience and executed settlement agreements with insurers. Refunds are accounted for as a reduction of revenue in the consolidated statements of operations.

We recognize revenue when we satisfy the performance obligation, which is when we deliver the test results to the patient through the ordering physician.

Cost of revenue

Cost of revenue includes the cost of materials, direct labor, equipment and infrastructure expenses associated with processing tissue samples and license fees. Infrastructure expenses include allocated facility occupancy costs. We record costs associated with performing tests as tests are processed. Costs recorded for tissue sample processing represent the cost of all the tests processed during the period regardless of whether we recognized revenue with respect to those tests. The amount of cost of revenue is related to our volume of tests, which is directly related to consumption of reagents and other laboratory support services. As a result, an increase in the volume of tests results in increased cost of revenue on an aggregate basis and potential modest reductions in cost of revenue on a per test basis. We expect cost of revenue to fluctuate as a result of selling our NGS based MammaPrint BluePrint Breast Cancer Recurrence and Molecular Subtyping Kits to reference laboratories to conduct tests since the cost of NGS Kits is higher than the costs we incur to run tests in our laboratory.

Research and development

Research and development expenses represent costs incurred to develop our technology, such as NGS, product improvement, and clinical studies. Research and development expenses include personnel-related expenses, reagents and supplies used in research and development laboratory work, infrastructure expenses, including allocated overhead and facility occupancy costs, contract services and outside costs. We recognize research expenditures as expense when incurred.

We plan to continue investing in research and development activities for the foreseeable future as we focus on developing innovative products, including our liquid biopsy test and our digital AI platform. We also expect our investment in research and development to increase as we pursue regulatory approval or clearance of our solutions and as we seek to expand our pipeline.

Selling and marketing

Selling and marketing expenses consist primarily of personnel-related expenses, travel, education and promotional expenses, market analysis and development expenses and infrastructure expenses, including allocated facility occupancy and information technology costs. These expenses include the costs of educating physicians, laboratory personnel and other healthcare professionals regarding our genomic technologies, how our tests are developed and validated, and the value of the quantitative information that our tests provide. Selling and marketing expenses also include the costs of sponsoring continuing medical education, medical meeting participation and the dissemination of scientific and economic publications. Our sales force compensation includes annual salaries and eligibility for monthly commissions based on the achievement of predetermined sales goals and other management objectives. We expect our selling and marketing expenses to increase in absolute dollars as we expand our sales force, increase our presence within and outside of the United States and increase our marketing activities to drive further awareness and adoption of MammaPrint, BluePrint and any future products we may commercialize.

General and administrative

General and administrative expenses primarily consist of personnel-related expenses, occupancy and equipment expenses, including rent and depreciation expenses, billing and collection fees, professional fees and other expenses. We expect general and administrative expenses to increase after this offering primarily as a result of costs of operating as a public company, including expenses related to compliance with the rules and regulations of the Securities and Exchange Commission, or SEC, and those of any national securities exchange on which our securities are traded, additional insurance expenses, investor relations activities and other administrative and professional services. These expenses, though expected to increase in absolute dollars, are expected to decrease modestly as a percentage of revenue in the long term, though they may fluctuate as a percentage from period to period due to the timing and extent of these expenses.

Interest expense

Interest expense is primarily attributable to a related party senior note issued in 2018 with principal maturing in July 2022.

Provision for income taxes

For the years ended December 31, 2020 and 2019, we recorded no income tax expense. As a result of historical losses and based on all current available evidence, we believe that it is more likely than not that our recorded net deferred tax assets will not be realized. Accordingly, we recorded a full valuation allowance on our net deferred tax assets for the years ended December 31, 2020 and 2019. We will continue to maintain a full valuation allowance on our net deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of this allowance.

Results of operations

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this prospectus.

Comparison of Years Ended December 31, 2020 and 2019

The following table sets forth our results of operations for the periods presented:

	Year Ended December 31,
	2020	2019
(In thousands)
Revenue	$57,893	$48,936
Operating expenses:
Cost of revenue	14,858	13,015
Research and development	15,090	8,830
Selling and marketing	27,694	25,562
General and administrative	18,992	22,112

Loss from operations	(18,741)	(20,583)
Other income (expense):
Interest expense (inclusion of interest on related party loans of $1,142 and $1,217)	(1,382)	(1,362)
Other income (expense), net	158	(393)

Total other income (expense)	(1,224)	(1,755)

Net loss	$(19,965)	$(22,338)

Comparison of years ended December 31, 2020 and 2019

Revenue

	Year Ended December 31,		Change
	2020	2019	Amount	%
(dollars in thousands)
Revenues	$57,893	$48,936	$8,957	18%

Revenue increased $9.0 million, or 18%, in 2020 compared to 2019. The year over year increase in revenue resulted primarily from an increase in United States test volume and increases in contracted payors. Global test volume increased by 15% for the year ended December 31, 2020 compared to the year ended December 31, 2019. Revenue increased more than test volume increased primarily due to favorable reimbursement rates, payor mix and an increase in average unit price.

United States revenue increased by $9.5 million, or 27%, to $44.6 million for the year ended December 31, 2020 compared to $35.1 million for the year ended December 31, 2019 due to a 19% increase in test volume and favorable reimbursement rates, payor mix and an increase in average unit price.

International revenue decreased by $0.5 million, or 4%, to $13.3 million for the year ended December 31, 2020 compared to $13.8 million the year ended December 31, 2019 due to a slight decrease in diagnostic test volume revenue of $1.0 million offset by an increase in the sale of NGS Kits in 2020 compared to 2019, which are only sold outside the United States. For the years ended December 31, 2020 and 2019, our NGS Kit revenue was $2.5 million and $2.0 million, respectively.

Operating expenses

	Year Ended December 31,		Change
	2020	2019	Amount	%
(dollars in thousands)
Operating Expenses:
Cost of revenue	$14,858	$13,015	$1,843	14%
Research and development	15,090	8,830	6,260	71%
Selling and marketing	27,694	25,562	2,132	8%
General and administrative	18,992	22,112	(3,120)	(14)%

Total	$76,634	$69,519	$7,115	10%

Cost of revenue. Cost of revenue increased $1.8 million, or 14%, in 2020 compared to 2019, primarily due to increased sales of our NGS Kits and an increase in test volume of 15%. Cost of revenue increases were lower than test volume increases primarily due to the cost of NGS Kits. The cost of revenue for NGS Kits is slightly lower than for centralized testing, which include labor and overhead.

Research and development expense. Research and development expense increased $6.3 million, or 71%, in 2020 compared to 2019. The increase in research and development expenses primarily was due to a $3.8 million increase in clinical validation and studies, and $1.7 million due to increased headcount.

Selling and marketing expense. Selling and marketing expense increased $2.1 million, or 8%, in 2020 compared to 2019. The increase in selling and marketing expense primarily was due to an increase of $1.9 million in higher commissions correlating to increased volumes and revenue.

General and administrative expense. General and administrative expenses decreased $3.1 million, or 14%, in 2020 compared to 2019. The decrease in general and administrative expenses was due to the $9.5 million liability associated with our settlement with the Department of Justice we recorded as of December 31, 2019, which was partially offset by an increase in employee expenses of $2.0 million in 2020 due to hiring additional personnel, $0.6 million in higher facilities expense, and $1.4 million in higher professional fees.

Interest expense

	Year Ended December 31,		Change
	2020	2019	Amount	%
(dollars in thousands)
Interest expense	$(1,382)	$(1,362)	$(20)	1%

Interest expense was $1.4 million for each of the years ended December 31, 2020 and 2019, which includes $1.1 million and $1.2 million, respectively, of interest expense we incurred on our related party senior note. That note matures in July 2022 and bears interest at 9.5% per annum.

Liquidity and capital resources

Sources of liquidity

We have incurred significant operating losses and negative cash flows from operations since our inception, and we anticipate that we will incur net losses for the next several years. As of

December 31, 2020, we had cash and cash equivalents of $7.7 million, an accumulated deficit of $293.1 million and $17.0 million in outstanding indebtedness. Subsequent to December 31, 2020, we completed two debt financings from which we received approximately $30.0 million in net proceeds.

For the years ended December 31, 2020 and 2019, our net losses from operations were $20.0 million and $22.3 million, respectively, and our net cash used in operating activities was $15.5 million and $13.7 million, respectively.

We have financed our operations primarily through issuance of redeemable convertible preference shares and ordinary shares, revenue from precision oncology testing and development services, and the incurrence of indebtedness.

During December 2019, we entered into an equity financing agreement with existing shareholders with the proceeds payable in three tranches. We received $5.5 million in 2019 and the remaining $11.5 million in March and November 2020.

In May 2020, we received a loan for $5.0 million under the PPP Loan offered by the Small Business Administration, or SBA, under the CARES Act, Section 7(a)(36) of the Small Business Act. The PPP Loan is subject to partial or full forgiveness if we use all proceeds for eligible purposes, maintain certain employment levels, and maintain certain compensation levels in accordance with and subject to the CARES Act. In May 2021, we submitted our application for full loan forgiveness. Although we believe it is probable that the PPP loan will be forgiven, our application must be evaluated by the lender and the SBA before forgiveness is formally granted. Therefore, there is no guarantee that any portion of the PPP loan proceeds will be forgiven, and we are legally obligated to repay the PPP loan until such time as we receive legal release.

In 2020, we received a $0.8 million payment from the Provider Relief Fund from the U.S Department of Health and Human Services, or HHS. Due to the high degree of uncertainty regarding the implementation of the CARES Act, the Consolidated Appropriations Act, 2021 and other stimulus legislation, there can be no assurance that the terms and conditions of the Provider Relief Fund or other relief programs will not change or be interpreted in ways that affect our ability to comply with such terms and conditions in the future, which could affect our ability to retain such assistance. HHS’ interpretation of the underlying terms and conditions of such Provider Relief Fund payments, including auditing and reporting requirements, continues to evolve.

In July 2018, we secured financing from a venture capital firm that owns shares of our redeemable convertible preference shares and ordinary shares. We issued and sold a senior note due July 24, 2022 for an aggregate original principal amount of €10.0 million (approximately $11.7 million based upon the official exchange rate quoted as of July 15, 2018 by the European Central Bank), or the Note. The Note bears interest at 9.50% per annum with payment of interest due quarterly. The Note includes a financial covenant to maintain a minimum cash balance, which was $2.5 million and $2.2 million at December 31, 2020 and 2019, respectively. We were in compliance with the financial covenant as of December 31, 2020 and 2019.

As of December 31, 2020, we had approximately $12.0 million outstanding under the Note and $5.0 million outstanding under the PPP loan.

On April 15, 2021, we entered into a note purchase agreement with certain existing investors and members of our executive management. Under the note purchase agreement, we issued non-interest bearing promissory notes for an aggregate principal of €11.0 million and net proceeds of €10.0 million (approximately $13.2 million and $12.0 million, respectively, based upon the official exchange rate quoted as of April 15, 2021 by the European Central Bank), or the April 2021 Notes. The 2021 Notes

are due and payable in cash on the earliest of: (i) July 25, 2022; (ii) the occurrence of a change of control; (iii) the acceleration under an event of default; (iv) any merger, consolidation or amalgamation where immediately after giving effect thereto, we are not the surviving entity; (v) the sale of all or substantially all of our assets or (vi) the completion of an equity financing that results in gross proceeds to us of at least €12.0 million (approximately $14.4 million based upon the official exchange rate quoted as of April 15, 2021 by the European Central Bank).

On June 8, 2021, we entered into a convertible note purchase agreement with certain existing investors and members of our executive management, or the 2021 Purchase Agreement. Under the 2021 Purchase Agreement, we issued an aggregate principal of $35.0 million non-interest bearing promissory notes, or the 2021 Convertible Notes, in exchange for $18.0 million and the cancellation of the April 2021 Notes described above. The 2021 Convertible Notes are due and payable in cash on the earliest of: (i) December 31, 2022; (ii) an event of default; or (iii) the sale of all or substantially all of our assets. The 2021 Convertible Notes automatically convert into our ordinary shares in the event of: (i) an equity financing defined as an equity financing with one or more investors that results in gross proceeds to us of at least $10.0 million; (ii) a qualified listing transaction defined as either an underwritten public offering under the Securities Act of 1933, as amended, a direct listing, or a combination with a special purpose acquisition company, in each case, which results in aggregate gross proceeds of at least $40.0 million; or (iii) change of control transaction.

Funding requirements

We expect our operating expenses to increase for the foreseeable future as we continue to invest in expanding our sales and marketing infrastructure, programs to both drive and support anticipated sales growth and product development. In addition, we expect our general and administrative expenses to increase for the foreseeable future as we hire personnel and expand our infrastructure to both drive and support the anticipated growth in our organization. We will also incur additional expenses as a result of operating as a public company and also expect to increase the size of our administrative function to support the growth of our business. The timing and amount of our operating expenditures will depend on many factors, including:

•

our success in marketing and selling, and changes in demand for, our MammaPrint and BluePrint tests, as well as kits used in decentralized labs to perform tests, and the level of reimbursement and collection obtained for such tests;

•	changes in our payor mix from period to period and over time;

•	adjustments to CMS reimbursement rates resulting from review under the Protecting Access to Medicare Act of 2014, or PAMA;

•	our success in collecting payments from third-party payors, patients and collaborative partners, variation in the timing of these payments and recognition of these payments as revenue;

•	the pricing of our tests, including potential changes in Medicare or other third-party payor reimbursement rates;

•

circumstances affecting our ability to provide our tests and kits, including weather events, supply shortages and regulatory or other circumstances that adversely affect our ability to process tests in our clinical laboratories;

•

seasonal variations affecting healthcare provider recommendations for our products, patient compliance with healthcare provider recommendations, including holidays, weather events and circumstances such as the outbreak of influenza that may limit patient access to medical practices for tests and preventive services, as well as orders from distributors;

•	the impact of the COVID-19 pandemic on our business and operations;

•	fluctuations in the amount and timing of our selling and marketing costs and our ability to manage costs and expenses and effectively implement our business; and

•	our research and development activities, including the timing of costly clinical trials.

Our consolidated financial statements included elsewhere in this prospectus have been prepared assuming we will continue to operate as a going concern, which contemplate the realization of assets and settlement of liabilities in the normal course of business, and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to our ability to continue as a going concern. We believe, based on our current operating plan, that our existing cash and cash equivalents will not be sufficient to meet our capital requirements and fund our operations for at least the next 12 months. Management believes that this raises substantial doubt about our ability to continue as a going concern. As such, in its report accompanying our audited financial statements for the years ended December 31, 2020 and 2019, our independent registered public accounting firm included an explanatory paragraph stating that, among other factors, our recurring net losses and accumulated deficit raise substantial doubt about our ability to continue as a going concern. Based upon our current operating plan, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements through at least the next twelve months.

We have based this estimate on estimates and assumptions that may prove to be wrong, and we may need to utilize additional available capital resources or seek additional financing opportunistically. Our ability to continue as a going concern is dependent upon our ability to successfully secure sources of financing and ultimately achieve profitable operations. If these sources are insufficient to satisfy our liquidity requirements, we may seek to sell additional public or private equity or debt securities or obtain an additional credit facility. The sale of equity and convertible debt securities may result in dilution to our shareholders and, in the case of preference equity securities or convertible debt, those securities could provide for rights, preferences or privileges senior to those of our ordinary shares. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our shareholders. If we raise additional capital through collaborations agreements, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or products or grant licenses that may not be favorable to us. Additional financing may not be available at all, or in amounts or on terms unacceptable to us. At this time, we do not have plans or intentions to raise additional funds by way of the sale of additional securities, other than pursuant to this offering.

Cash flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2020	2019
(in thousands)
Cash flows provided by (used in)
Operating activities	$(15,533)	$(13,680)
Investing activities	(1,117)	(965)
Financing activities	16,309	5,361
Effects of foreign exchange rate changes on cash, cash equivalents, and restricted cash	(201)	(329)

Net decrease in cash, cash equivalents, and restricted cash	$(542)	$(9,613)

Operating activities

Net cash used in operating activities was $15.5 million for the year ended December 31, 2020 and primarily was attributable to the net loss of $20.0 million. This loss was offset by an increase in accounts payable and accrued expenses and other liabilities of $6.1 million, which was offset by an increase in accounts receivable and inventory of $2.0 million as a result of increased sales activity. The increase in operating expenses primarily was due to the increase in clinical validation and studies, personnel, higher commissions and professional fees.

Net cash used in operating activities was $13.7 million for the year ended December 31, 2019 and primarily was attributable to the net loss of $22.3 million and an increase in accounts receivable of $3.3 million, partially offset by an increase in other long-term liabilities of $8.5 million and accrued expenses and other liabilities of $2.6 million. The increase in other long-term liabilities is due to the accrual of the settlement with the Department of Justice. See Note 9 of the consolidated financial statements included elsewhere in this prospectus.

Investing activities

Net cash used in investing activities for the years ended December 31, 2020 and 2019 primarily was comprised of purchases of property and equipment of $1.2 million and $1.0 million, respectively.

Financing activities

Net cash provided by financing activities was $16.3 million for the year ended December 31, 2020 and primarily consisted of proceeds of $11.5 million from the sale of ordinary shares, net of offering costs and PPP loan proceeds of $5.0 million.

Net cash provided by financing activities was $5.4 million for the year ended December 31, 2019 and primarily consisted of proceeds of $5.5 million from the sale of ordinary shares, net of offering costs.

Off-balance sheet arrangements

As of December 31, 2020, and during the periods presented, we did not have any off balance sheet arrangements as defined in the rules and regulations of the SEC.

Contractual obligations and commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2020:

Payments due by period (in thousands)	Less than 1 year	1-3 years	More than 3 years	Total
Principal payments on debt(1)	$2,205	$14,800	$—	$17,005
Interest payments on debt(2)	1,232	672	—	1,904
Finance lease commitments(3)	89	71	21	181
Operating lease commitments(4)	872	1,616	596	3,084
Settlement obligation(5)	1,404	3,473	2,809	7,686

Total	$5,802	$20,632	$3,426	$29,860

(1)	Represents principal payments on our senior note and PPP Loan.
(2)	Represents interest payments on our senior note and PPP Loan.
(3)	Represents amounts payable for finance leases primarily related to equipment leases.
(4)	Represents amounts payable for various noncancelable operating lease agreements, primarily for office and laboratory space.
(5)	Represents amounts payable as a result of settlement agreement with the Department of Justice.

Cash held by foreign subsidiaries

Our cash and cash equivalents totaled $7.7 million at December 31, 2020. Of this amount, approximately 34% was held by us in the Netherlands. Undistributed earnings of our subsidiary in the United States are considered to be permanently reinvested and, accordingly, no deferred income taxes have been provided thereon. Should we make a distribution from the unremitted earnings, in the form of dividends or otherwise, the earnings may be subject to certain income and withholding taxes.

Dividends

We have never declared or paid any dividends on our capital stock, and we do not currently intend to pay any dividends on our capital stock in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any determination to pay dividends to the holders of our ordinary shares can only be resolved upon by the general meeting of shareholders, upon proposal of the board of directors. In addition, the terms of our outstanding indebtedness restrict our ability to pay dividends, and future indebtedness that we may incur could preclude us from paying dividends.

Quantitative and qualitative disclosures about market risk

Importance of international markets

International markets provide us with significant growth opportunities. Our financial results in future periods could, however, be adversely affected by periodic economic downturns in different regions of the world, changes in trade policies or tariffs, civil or military conflict and other political instability. We monitor economic and currency conditions around the world to evaluate whether there may be any significant effect on our international sales in the future.

Foreign currency exchange risk

Our international operations are subject to certain opportunities and risks, including from foreign currency fluctuations and governmental actions. We report our results in United States dollars, which is our reporting currency. Our functional currency is euros and the functional currency of the our wholly owned subsidiary is United States dollars. For euro-denominated assets and liabilities, we translate these balances into United States dollars using the period-end exchange rate. Capital accounts are translated at historical rates. All revenue and expense amounts are translated at the average exchange rates for the period. Translation gains and losses are not included in determining net loss but are accumulated in a separate component of shareholders’ equity (deficit) and reported in other comprehensive loss. Foreign currency transaction gains and losses are included in the consolidated statements of operations.

We do not believe that a 10% change in the relative value of the United States dollar to other foreign currencies would have a material effect on our cash flows and operating results.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and operating results.

Internal Control over Financial Reporting

We identified material weaknesses in our internal control over financial reporting that existed as of December 31, 2020. See “Risk Factors—We have identified material weaknesses in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.” Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management will be required to report upon the effectiveness of our internal control over financial reporting beginning with the annual report for our fiscal year ending December 31, 2022. When we lose our status as an “emerging growth company” and become an “accelerated filer” or a “large accelerated filer,” our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting.

Critical accounting policies and estimates

Our consolidated financial statements included elsewhere herein have been prepared in accordance with United States generally accepted accounting principles. The preparation of our financial statements requires us to make estimates and judgments that affect our reported amounts of assets, liabilities, revenue and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in the notes to our consolidated financial statements included elsewhere herein, we believe that the following accounting policies and estimates are critical to our business operations and understanding of our financial results. See Note 2 to our consolidated financial statements contained elsewhere herein for a description of our other significant accounting policies.

Revenue recognition

We account for our revenue transactions under Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 606, Revenue from Contracts with Customers, or ASC Topic 606. In accordance with ASC Topic 606, we recognize revenues when our customers obtain control of our product for an amount that reflects the consideration we expect to receive from our customers in exchange for that product. To determine revenue recognition for contracts that are determined to be in scope of ASC Topic 606, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy the performance obligation.

We only apply the five-step model to contracts when it is probable that we will collect the consideration we are entitled to in exchange for the goods or services we transfer to the customer. Once the contract is determined to be within the scope of ASC Topic 606, we assess the goods or services promised within each contract and determine those that are performance obligations by assessing whether each promised good or service is distinct. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when such performance obligation is satisfied.

We estimate the amount we expect to be reimbursed by third-party payors on behalf of customers. Third-party payors include commercial payors, such as health insurance companies, health maintenance organizations and government health benefit programs, such as Medicare and Medicaid. We estimate the amount of the consideration to be received based on historical cash collection experience with each payor.

We only include variable consideration in receivables and revenue if it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved.

Revenue from tests

We derive our revenue from our MammaPrint and BluePrint tests. With respect to direct sales of these tests, our customers are the patients who receive the test results, and the insurance carriers are third-party payors on behalf of the patients. The Company enters into reimbursement contracts with regional and national insurance carriers and other third-party payors that provide insurance coverage for patients, which establishes the contracted price for the MammaPrint tests under their medical polices and determines the transaction price. BluePrint is not approved for reimbursement by contracted payors. The contracted price includes the amount the third-party payors will reimburse plus the patients’ self-pay portion.

After a test is reported to the physician ordering the test and the necessary information is obtained for billing, we bill the insurance carriers, other third-party payors, patients, or a combination of insurance carriers, third-party payors and patients, and payment typically is due in 30 days. Upon claim adjudication indicating patient co-responsibility, we bill the patient for the co-insurance amount. Denied claims are appealed and the appeals process can take 18 months or longer to settle. We generally bill the patient directly for amounts owed after multiple requests for payment have been denied or only partially paid by the insurance carrier. We use the expected value approach to estimate variable consideration, which considers historical reimbursement experience from third-party payors and individual patients, including implicit price concessions, which are adjusted for disallowed cases. We use the portfolio approach when estimating the transaction price.

We recognize revenue for tests performed by following the five-step approach to revenue recognition: (step 1) identifying the contract(s) with a customer, which could be in the form of a contractual agreement, medical policy, or practice (with respect to insurance companies, international distributors, hospitals and clinics); (step 2) identifying the performance obligations in the contract, which is the delivery of the test results in the case of tests; (step 3) determine the transaction price, which is the expected fee or reimbursement rate; (step 4) allocate the transaction price to the performance obligations in the contract, which, for tests, is one performance obligation, the delivery of the patient test results; and (step 5) recognize revenue when we satisfy the performance obligation, which is when we deliver the test results to the patient through the ordering physician.

We also have exclusive agreements with distributors, such as pathology laboratories or other medical related facilities, for one or more of our tests whereby our responsibility is to process the test on behalf of the distributor to enable the distributor to fulfill its performance obligation of delivering tests to patients. The obligation to process the test is satisfied upon delivery of the completed patient report to the distributor as it is at that point that control has transferred. The transaction price to the distributors is a negotiated price that considers local reimbursement rates established with third-party payors. As a condition of these agreements, the distributor pays us an agreed upon fee per test, which is not contingent on payment being received by the distributor, and the distributor is ultimately responsible for determining the price charged and obtaining payment from the customer or, where applicable, its third-party payor.

Revenue from NGS Kits

For sales of NGS Kits, the customer is the reference laboratory that successfully completed the Agendia Partner Reference Laboratory certification process (i.e., hospitals, laboratories, academic institutions and distributors). Unlike our tests, an NGS Kit includes multiple instances of a physical kit and a specified number of instances the customer can utilize our ADAPT platform. Although neither the physical kit nor access to the ADAPT platform is distinct, each combined instance included in the NGS Kit is a performance obligation. The transaction price stated in the contract is allocated to each performance obligation based on the associated standalone selling price, and we recognize revenue when control transfers to the customer. Control transfers when the customer utilizes the ADAPT platform.

Ordinary share valuations

Prior to this offering, given the absence of a public trading market for our ordinary shares, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation, our board of directors exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of our ordinary shares underlying the stock options, including:

•	independent third-party valuations of our ordinary shares;

•	the prices at which others have purchased our redeemable convertible preference shares in arm’s-length transactions;

•	the rights, preferences and privileges of our redeemable convertible preference shares relative to those of our ordinary shares;

•	our financial condition, results of operations and capital resources;

•	the likelihood and timing of achieving a liquidity event, such as an initial public offering or sale of the company, given prevailing market conditions;

•	the lack of marketability of our ordinary shares;

•	our estimates of future financial performance;

•	valuations of comparable companies;

•	the hiring or loss of key personnel;

•	the status of our development, product introduction and sales efforts;

•	industry information, such as market growth and volume and macro-economic events; and

•	additional objective and subjective factors relating to our business.

To determine the fair value of our ordinary shares, we first determined our enterprise value and then allocated that enterprise value to our redeemable convertible preference shares and ordinary shares equivalents. Our enterprise value was estimated using two approaches: the income approach and the market approach.

The income approach estimates enterprise value based on the estimated present value of future cash flows the business is expected to generate over its remaining life. The estimated present value is calculated using a discount rate reflective of the risks associated with an investment in a similar company in a similar industry or having a similar history of revenue growth. The market approach measures the value of a business through an analysis of recent sales or offerings of comparable investments or assets, and in our case, focused on comparing us to a group of our peer companies. In applying this method, valuation multiples are derived from historical operating data of the peer company group. We then apply multiples to our operating data to arrive at a range of indicated values of the company.

For each valuation, we prepared a financial forecast to be used in the computation of the value of invested capital for both the income approach and market approach. The financial forecast considered our past results and expected future financial performance. The risk associated with achieving this forecast was assessed in selecting the appropriate discount rate. There is inherent uncertainty in these estimates as the assumptions used are highly subjective and subject to changes as a result of new operating data and economic and other conditions that impact our business.

We allocated the enterprise value between our redeemable convertible preference and ordinary shares using the hybrid method, which is a combination of the option pricing method or OPM and the probability-weighted expected return method or PWERM. OPM treats our ordinary and redeemable convertible preference shares as call options on our equity value, with exercise prices based on the liquidation preference of our redeemable convertible preference shares. Under the PWERM, shares are valued based on the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to us, as well as the rights of each share class. Under the hybrid method, we considered various scenarios, including remaining private and pursuing an initial public offering.

As an additional indicator of fair value, we provided weighting to arm’s-length transactions involving issuances of our securities near the respective valuation dates in connection with acquisitions. Following our initial public offering, it will not be necessary to determine the fair value of our ordinary shares, as our shares will be traded in the public market.

Share-based compensation

We measure and recognize compensation expense for all share-based awards, including options, granted to employees and directors based on the estimated fair value of the awards on the date of grant. We estimate the fair value of options using the Black-Scholes option-pricing model. The fair value is amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Share-based compensation expense is based on the value of the portion of share-based awards that is ultimately expected to vest. As such, our share-based compensation is reduced for the estimated forfeitures at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We estimate forfeitures based on historical activity, and we consider voluntary and involuntary termination behavior, as well as analysis of actual historical option forfeitures, netting the estimated expense by the derived forfeiture rate.

The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying ordinary shares. Assumptions used to value the equity instruments are as follows:

•

Expected term—The expected term represents the period these share-based awards are expected to remain unexercised. We use the simplified method to calculate the average expected term under which the expected term is the midpoint between the vesting date and the end of the contractual term.

•	Expected volatility—As our ordinary shares are not publicly traded, we use the trading history of various companies in our industry sector in determining an estimated volatility factor.

•	Expected dividend yield—We have not declared dividends on our ordinary shares, and we do not anticipate declaring any dividends in the foreseeable future.

•

Risk-free interest rate—We base the risk-free interest rate on the implied yield currently available on United States Treasury zero-coupon issues with the same or substantially equivalent remaining term.

The assumptions used to determine the fair value of the awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.

Recently issued accounting standards

See “Note 2. Summary of Significant Accounting Policies” in the notes to the consolidated financial statements included elsewhere in this prospectus for a description of recent accounting pronouncements, including the timing of adoption and estimated impact, if any, on the consolidated financial statements.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we are (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, the consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

The JOBS Act does not preclude an emerging growth company from early adopting new or revised accounting standards. We early adopted ASU No. 2016-02, Leases (Topic 842), as of January 1, 2019 using the modified retrospective transition approach.

BUSINESS

Our Mission

Guiding physicians in their diagnosis and personalized treatment of breast cancer for women throughout their entire patient journey

Overview

We are a mission-driven, commercial stage company focused on enabling optimized decision-making by providing physicians with next-generation diagnostic and information solutions that can be used to help improve outcomes for breast cancer patients worldwide. Our solutions apply the power of functional genomic profiling to help physicians guide the care of women throughout their patient journey, from initial diagnosis to remission and cure, or recurrence and metastatic disease. Our scientific approach takes a holistic view of the biology underlying an individual patient’s breast cancer. We currently offer two proprietary tests: MammaPrint and BluePrint. MammaPrint is a 70-gene prognostic test that stratifies a specific patient’s recurrence risk and provides a prognostic marker to help inform a patient’s risk along with other clinicopathologic factors. BluePrint is an 80-gene molecular subtyping test that identifies the underlying biology of an individual breast cancer tumor, and classifies the tumor to provide information about its about its behavior, long-term prognosis and potential response to systemic therapy. These two tests form a combined platform that is designed to enable accurate classification of personalized breast cancer types, as observed in clinical studies comprising over 30,000 patient samples and reported in over 135 peer-reviewed publications. In pre- and post-operative settings, our platform provides clinically actionable insights that help guide optimal treatment decisions along the continuum of care. To engage breast cancer patients across this journey, we are developing and working to clinically validate a breast cancer-specific liquid biopsy test for minimal residual disease, or MRD, to monitor circulating tumor DNA, or ctDNA, for cancer clearance or recurrence. Our objective with serial liquid biopsy monitoring is to intercept cancer recurrence early and reduce the burden of metastatic disease. We are also developing a Smart Pathology solution to help guide the physician’s treatment decisions for metastatic breast cancer patients. We continue to advance our solutions with innovative analytical modalities such as whole genome arrays, next generation sequencing, or NGS, and digital AI pathology. Our commitment to advancing diagnostic and laboratory solutions for breast cancer, inclusion in top-tier medical guidelines, and broad coverage and reimbursement, together with our operational and commercial excellence, has accelerated revenue and gross margin to $57.9 million and 74% in 2020, respectively. We believe these business attributes and advantages are durable and have enabled us to impact the lives of women with breast cancer around the world.

Breast cancer is the most common cancer and the leading cause of cancer death in women globally. In 2020, 2.3 million women worldwide were newly diagnosed with breast cancer, while there were 685,000 deaths attributed to the disease. A complex and highly heterogeneous disease, breast cancer encompasses at least 20 known clinical subtypes featuring differential growth profiles and response to therapy. Historically, physicians have used tumor pathology, grade and stage to predict breast cancer recurrence and to guide therapy. Tumor pathology is heavily dependent on the quality of tissue staining, and morphological and protein-based testing often do not fully reflect the true biology of a breast cancer tumor. Physicians may therefore make treatment decisions based on information which does not account for the molecular or functional nature of the patient’s cancer. Unlike many other cancers that are defined by DNA mutations, the functional gene expression profile of breast cancer is fundamental to understanding its cause and etiology, critical growth pathways, differential response to treatments and likelihood of recurrence and metastasis. Clinical decision making based on pathology or imaging alone—and without a complete functional profile of the tumor—may lead to incorrect treatment decisions for patients, resulting in over or under treatment, suboptimal care management, and adverse outcomes. Consequently, we believe there is a critical unmet medical need to functionally profile a woman’s breast cancer throughout the patient journey, including for risk scoring at initial diagnosis, guiding treatment selection in a neoadjuvant (pre-surgical) or adjuvant (post-surgical) setting, longitudinal monitoring post-operatively for disease clearance or early recurrence of metastatic disease. We are developing a suite of proprietary testing solutions that empower physicians to accurately diagnose the disease drivers and predict the progression of a woman’s breast cancer. We estimate the total addressable market for our platform and solutions to exceed $12.0 billion globally.

Our MammaPrint and BluePrint platforms help guide surgeons, oncologists and pathologists to objectively select the best course of therapy for a patient at critical intervention points. For early stage breast cancer, where cure is the goal, the initial phase of the treatment journey begins with the diagnosis and classification of breast cancer, which is essential for appropriate treatment planning. Patients may lose the chance for cure as a result of suboptimal assessment of tumors, which may result in inappropriate treatment selection. Lack of accurate assessment, in the pre-operative treatment setting, may impede achieving pathological complete response, or pCR, which is defined as the absence of residual invasive cancer of the complete resected breast specimen and all sampled lymph nodes and predicts an excellent prognosis. Our MammaPrint and BluePrint tests are commonly combined and used following an initial breast biopsy to characterize the tumor and guide physicians on both risk of recurrence and choice of systemic therapy. In the MINDACT (Microarray In Node-Negative and 1 to 3 Positive Lymph Node Disease May Avoid ChemoTherapy) randomized prospective study, MammaPrint reclassified 46% of clinically high-risk patients as being genomically Low Risk, sparing them adjuvant chemotherapy and resulting in distant metastasis-free survival, or DMFS, of 95% at 5 years and 89% at 8 years. In the NBRST study, BluePrint reclassified 22% of traditionally diagnosed patients into the accurate functional subtypes for optimal therapy selection. We have built extensive clinical evidence to expand MammaPrint and BluePrint’s potential utility to challenging areas of therapeutic decision-making such as endocrine therapy management, as well as important clinical cohorts such as lymph node positive, or LN+, and underrepresented patients such as young pre-menopausal women and diverse ethnicities including African American women. We intend to continue expanding the MammaPrint and BluePrint tests with the goal of classifying all relevant treatable breast cancer patients and subtypes.

MammaPrint and BluePrint have been clinically validated in over 30 clinical studies with over 30,000 enrolled patients and more than 135 peer-reviewed publications, positioning our platform as a leader in clinical data generation for patient management with both standard of care and investigational therapies. We are actively sponsoring a number of clinical studies to support the expanding utility and patient eligibility for MammaPrint and BluePrint and to broaden market access for our platform. Further, we have a unique long-term clinical partnership with the I-SPY consortium hosted at the University of California in San Francisco and supported by leading pharmaceutical companies and the United States Food and Drug Administration, or FDA. I-SPY 2 is an adaptive study designed to elucidate the efficacy of investigational drugs for adjuvant and neoadjuvant use in early stage locally advanced breast cancer. As the only prognostic and predictive functional genomic profiling tests integrated into I-SPY trials since their inception in 2010, we have accumulated over 10 years of unique insights correlating functional genomic profiles with therapies and outcomes. Finally, we believe that our proprietary FLEX study is the largest prospective registry of breast cancer patients in the United States with comprehensive tracking of patient data, therapeutic interventions and outcomes. We intend to advance the scientific frontier in breast cancer by commercializing diagnostic solutions that have the potential to improve patient outcomes and quality of life.

We are actively investing, both internally and with partners, in new product and technology modalities to unlock new markets, customers, channels and territories. Since the initial FDA clearance and CE-Mark for MammaPrint using targeted microarrays, we have successfully adapted our platform to innovative modalities, including whole transcriptome profiling and targeted NGS on formalin-fixed paraffin-embedded, or FFPE, tissue. Outside of the United States, we have launched a distributed NGS Kit for MammaPrint and BluePrint deployable in customers’ clinical laboratories that enables localized testing and provides new economic opportunities for our customers. In addition, we are expanding our platform and analytical modalities into digital AI pathology to enhance product innovation and global access.

We believe we are the only company focused on improving patient outcomes by guiding decisions across the entire breast cancer care continuum. This singular focus provides a competitive advantage in market position, expertise, solutions and interactions with the medical community, regulatory bodies and payors. As a result, we are growing significantly faster than our end markets. From 2016 to 2020, we have increased annual commercial testing volume from 13,088 to 22,813, fueled by increasing covered lives in the United States from 36 million to 221 million and international expansion. Our annual revenue and gross margin have increased consistently to $57.9 million and 74% in 2020, respectively. We intend to increase investment in our commercial operations to accelerate our growth and increase market adoption of our solutions.

Competitive Strengths

We are focused on enabling optimized decision making in the management of breast cancer to improve and extend the lives of women with breast cancer utilizing next-generation diagnostic and information solutions. We believe the continued growth of our company will be driven by the following competitive strengths:

•

Singular focus on breast cancer. Since inception, we have dedicated our time and resources to understanding the needs of physicians and patients when making decisions regarding treatment for breast cancer. We believe our focused approach and clinically actionable insights uniquely position us to develop and commercialize our platform and solutions to address the unmet clinical needs facing breast cancer patients. Our singular focus has garnered us access to patients, inclusion in clinical studies, biological and clinical datasets, participation in advocacy programs and collaborations with strategic partners to develop patient-centric solutions for our customers, which include oncologists, pathologists, and surgeons.

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Solutions designed to empower physicians to guide patients throughout the breast cancer journey. We are building a comprehensive set of solutions designed to deliver clinical insights that may enable physicians to personalize treatment plans for each individual patient. Our MammaPrint and BluePrint tests are routinely used by physicians to help guide their decision-making and early intervention, including surgery and pre- and post-operative treatment planning for chemotherapy and endocrine management. We are developing solutions to incorporate recurrence monitoring via liquid biopsy and treatment planning for metastatic cancer by leveraging multi-omics, artificial intelligence and machine learning. Our solutions are designed to integrate into physician practices to build long-term engaging relationships between physicians and their patients across the patient journey.

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Significant and growing body of clinical evidence, generating strong support from the medical community. Our platform and solutions have been clinically evaluated in over 30 clinical studies and more than 135 peer-reviewed publications across a broad range of breast cancer subtypes and therapeutic interventions, resulting in top-tier status in all widely recognized international medical guidelines, which we believe is critical to drive rapid adoption of our platform. Our core proficiency is understanding clinical needs and translating them into the design of clinical studies that generate evidence required to drive guideline inclusion, reimbursement, regulatory clearance, and market adoption. We leverage this competency with our proprietary access to I-SPY, FLEX, and other landmark clinical studies, to continue building an expansive clinical dataset to support the clinical utility of our platform and solutions, our addressable markets and care intervention points across the patient journey.

•

Broad global access to testing. In addition to our established centralized laboratory testing business, we offer and are developing advanced distributed testing solutions which are designed to allow local clinical laboratories to retain control of scarce patient tissue samples, meet local market requirements for regulatory compliance and reimbursement, shorten time for delivering patient results and introduce new market and economic opportunities for our customers.

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Culture of excellence underpinned by deep science and clinical impact. Our research and development capabilities are grounded in a deep and comprehensive understanding of the drivers of breast cancer tumor biology, extensive clinical validation and clinical-grade results. Our development strategy combines the screening benefits of early interception of disease and treatment planning at each stage of the patient journey with innovative technologies that provide insights into disease status and underlying drivers of disease biology. Our holistic approach begins by developing a comprehensive understanding of the unmet clinical need and the current standard of care. Our goal is to develop solutions that help precisely define the clinical question that alters the standard of care to improve patient outcomes, simplify treatment and reduce costs of care. We seek to deploy our scientific expertise in biomarker discovery, test development and proprietary algorithm design purpose-built clinical solutions leveraging cutting-edge innovations, such as NGS, whole transcriptomics and digital pathology powered by artificial intelligence. We are technology agnostic and seek to adopt leading analytical methodologies to solve the most important clinical needs.

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Mission-driven and multi-disciplinary commercial organization delivering differentiated relationships with our customers. In building our business, we have relied on the expertise and multi-disciplinary approach of our highly trained and specialized commercial organization as well as our product benefits, clinical data, medical community support, and long-term commitment to breast cancer to deliver strong, longitudinal and durable relationships with our customers. We believe our team’s sophistication, focus and long-term commitment position us as trusted partners by oncologists, pathologists and surgeons, and have enabled us to efficiently build deep institutional relationships.

•	Deep intellectual property estate. We have organically built and in-licensed a broad intellectual property estate around breast cancer.

Strategy

We are a pioneer in building a suite of comprehensive prognostic and predictive solutions that can be used by physicians to guide the treatment and care of women with breast cancer powered by state-of-the-art analytical methods, artificial intelligence and machine learning. Our goal is to resolve diagnostic ambiguity pre-operatively and post-operatively in early stage breast cancer, as well as longitudinally monitor and guide patient care in advanced disease. To achieve this, we plan to:

•

Continue to expand the MammaPrint and BluePrint platform. We are actively pursuing opportunities to expand the clinical utility of MammaPrint and BluePrint and improve outcomes for breast cancer patients. We expect the comprehensive design of the platform, combined with our access to extensive and growing studies and patient data, to continue to yield new disease insights and clinical utility. We intend to address the full range of breast cancer patient cohorts and subtypes impacting the use of chemotherapy, endocrine therapy and targeted and investigational therapies, as well as underserved and demographically diverse patients. In addition, we are integrating the latest advancements in genomics, artificial intelligence and machine learning to enhance global access and provide rapid results for pre-operative treatment guidance. For example, we are developing novel digital emulations of MammaPrint and BluePrint. We believe this novel approach has the potential to transform traditional genomic testing into cloud-based software analysis solutions that can be readily deployed worldwide.

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Leverage our platform to develop additional novel testing solutions. We plan to continue our innovation efforts aimed at developing solutions that span the continuum of the breast cancer patient journey. With our development partner NeoGenomics, Inc., we are combining advancements in detecting MRD and recurrence monitoring of solid tumors with our robust portfolio of specimen data and domain expertise in breast cancer, to develop liquid biopsy tests tailored and personalized to the functional genomic signature of each individual breast cancer patient. Additionally, we are leveraging our extensive data and knowledge in breast cancer and advancements in technology to develop our Smart Pathology solution. Our Smart Pathology solution is designed to guide therapeutic selection for metastatic cancer patients using innovative whole transcriptomics, advanced genome sequencing, and digital spatial pathology to provide a holistic view of cancer metastasis with unprecedented resolution and clinical actionability.

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Generate additional clinical evidence to support adoption of our solutions with broader guidelines, inclusion and reimbursement coverage. We intend to advance the scientific frontier in breast cancer by commercializing solutions that improve patient outcomes and quality of life. We plan to build on our expansive clinical study history from 30 major studies and over 30,000 patients to continue to generate clinical evidence that supports the clinical utility of our diagnostic and information solutions and the further development and expansion of our platform. For example, we are currently sponsoring the FLEX registry. The FLEX registry is a multicenter, prospective observational study of patients aged 18 years or older with stage I to III breast cancer who receive MammaPrint, with or without BluePrint. As of                , 2021, 29 investigator-initiated sub-studies have been initiated, resulting in 19 published abstracts at national congresses. We believe that our proprietary FLEX registry is the largest prospective registry of breast cancer patients in the United States with comprehensive tracking of patients’ clinical data, therapeutic interventions and outcomes. We intend to leverage our clinical evidence from the FLEX registry, our relationship with the I-SPY consortium and other high impact clinical studies to further expand our broad reimbursement coverage, broaden physician acceptance and accelerate adoption.

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Aggressively grow our sales and marketing organization. We believe that our specialized sales representatives and clinical and customer support are critical to educating physicians about the clinical needs of patients and the benefits of our current and future products. We intend to aggressively grow a stable sales force to further penetrate high-volume regions in certain developed markets and leverage our marketing relationships with established distributors and business partners to accelerate growth globally. Additionally, given the specialized nature of functional genomic profiling in breast cancer, we intend to leverage a multitude of different approaches, including specialty education, industry conferences, and scientific publications, among others, to drive awareness and adoption of MammaPrint and BluePrint. These different approaches are designed to educate healthcare professionals, provide new insights into the biology and treatment of cancer, build strong logistical processes to ensure all patients have access to genomic testing, and demonstrate that we are a partner-of-choice to women with breast cancer and their physicians.

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Forge strategic alliances with leading industry partners to accelerate development and commercialization. We intend to accelerate growth and augment our core business through alliances with strategic partners that bring differentiated and complementary assets, resources, and capabilities. For example, we are currently collaborating with NeoGenomics, Inc. to develop a liquid biopsy test for breast cancer that can be used to facilitate regular recurrence monitoring of breast cancer patients. Similarly, we have a strategic partnership with Paige.AI to develop our Digital MammaPrint and BluePrint tests, which are intended to offer the comprehensive benefits of MammaPrint and BluePrint to any laboratory with minimal laboratory infrastructure with to provide quick turnaround times. We plan to selectively assess additional strategic alliances that enhance our solutions and entable us to deliver on our commitment to provide the best care to breast cancer patients worldwide.

Market Overview

Breast cancer is a highly prevalent and complex disease. Worldwide in 2020, there were 2.3 million women newly diagnosed with breast cancer, making breast cancer the most common cancer among women. Despite significant advances in diagnosis and treatment over the last decade, there were 685,000 deaths attributed to the disease worldwide in 2020, making breast cancer the leading cause of death among women. The 5- and 10-year survival rates for women with breast cancer are 90% and 84%, respectively, which are improved significantly with early diagnosis and appropriate therapeutic intervention. Consequently, there are 11.2 million women worldwide who were diagnosed with breast cancer in the past 5 years, of whom 1.1 million were in the United States, underscoring the need for appropriate and widely accessible treatment decision solutions.

We believe the total addressable market worldwide for breast cancer diagnostics exceeds $12.0 billion annually assuming long-term customer engagement with patients and physicians that involves tracking the evolution of biology across the patient’s breast cancer journey. The figure below outlines the estimated addressable patient population, annual testing volume based on real-world testing frequency and estimated reimbursement amounts.

Our MammaPrint test is coded and priced by the United States Centers for Medicare Services, or CMS, at $3,873.

The market for longitudinal monitoring of residual disease with liquid biopsy is estimated to be approximately $7.0 billion annually worldwide. Approximately half of the worldwide breast cancer survivors are believed to have sufficient resources and access to healthcare infrastructure amenable to routine serial testing. CMS has established high-value pricing for MRD tests of approximately $5,984 one-time for the initial test setup and $794 for semi-annual testing.

We estimate the diagnostic market in late-stage metastatic breast cancer to be over $2.8 billion annually worldwide. We expect high value pricing of $4,000 per case for late-stage metastatic breast cancer testing in line with other sophisticated and esoteric genomic tests. Our estimated market opportunity assumes a one-time test at time of initial metastatic relapse; however, we believe such a test could be administered every two to three years to guide therapy.

Breast Cancer Facts & Figures

Treating breast cancer is complex and requires highly personalized care due to the diversity of over 20 known and different histological subtypes, multiple approved drugs and over 10 different treatment pathways. The window of opportunity for cure is currently limited principally to the time of first diagnosis. If the appropriate therapy is not selected at this critical decision point, breast cancer may later recur as metastatic cancer which is largely incurable. The challenge for breast cancer clinicians is two-fold: (1) selecting the appropriate therapy with the highest likelihood of cure; and (2) avoid unnecessary or excessive therapy that may be of limited benefit but leave a patient with long-term toxicities and diminished quality of life. As a result, it is essential for the practice of personalized, precision medicine that clinicians be provided with the disease insights necessary to make these important therapy decisions. Currently, routine pathology does not provide the full picture of a patient’s breast cancer.

Diagnosis

Breast cancer is most often detected as an abnormality on routine mammogram screening. Less often, a “lump” is found in the breast by the patient or a physician, leading to an imaging test such as mammogram or ultrasound to further evaluate the abnormality. A breast surgeon may be consulted to obtain the diagnosis, or the patient may be sent directly to imaging for an image-guided biopsy. The lump is biopsied with a sample obtained by a core needle, which is sent to the pathologist for evaluation. If the biopsy sample is diagnosed positively as breast cancer, it is stained to determine receptor status and classify the cancer. Once a breast cancer diagnosis is made, the surgeon plays a more prominent role in the treatment pathway. Following evaluation, the surgeon typically enlists a medical oncologist and sometimes a radiation oncologist for further consultation. The surgical management of breast cancer is most often removal of the tumor and a small margin around it, to conserve the breast, followed by radiation, and less often, mastectomy.

The medical oncologist will typically engage patients before and after surgery, and if neoadjuvant therapy is advised, will administer drug therapy for three to six months prior to surgery. After surgery, the medical oncologist plays a prominent role in patient care including administering adjuvant therapy after surgery and long-term monitoring of the breast for signs of recurrence. Whether chemotherapy and/or endocrine therapy is advised, the medical oncologist will continue to monitor the patient for delayed effects of therapy and for recurrence, often for the first five years after diagnosis. The medical oncologist is also the most likely decision maker for MRD testing. If a patient should relapse or develop metastatic disease, the medical oncologist manages the therapeutic plan for the patient and assumes the role of primary care physician throughout the remainder of her care.

The optimal therapy decision in breast cancer requires a deep functional understanding of the nature and behavior of the patient’s specific cancer. Breast cancer is typically classified by routine pathology, based on immunohistochemistry staining and microscopy, to predict clinical behavior and response to therapy. The main pathology categories of breast cancer are identified by:

•	the presence or absence of the estrogen receptor protein, referred to as ER+ or ER-, respectively; and

•	the presence or absence of excess levels of the human epidermal growth factor receptor 2, or HER2, protein, referred to as HER2+ or HER2-, respectively.

A breast cancer can be either ER+ or ER- and HER2+ or HER2-, with the various combinations of these pathological categories resulting in a molecular subtype classification of Luminal or Basal. The following illustration depicts the clinical categories and subtypes of breast cancer:

Unlike other highly prevalent solid tumors such as lung and colon cancer, breast cancer is for the most part not characterized by mutations in tumor DNA. Within breast cancer, the only DNA-based mutation of clinical relevance is amplification of the HER2 gene (15-20% of cases) and more recently, germline BRCA mutation (less than 5%). The primary source of genomic information of clinical relevance to early stage breast cancer has come from functional profiling utilizing RNA-based gene expression.

The strategy for curative therapy in breast cancer is to eradicate all cancer from the body. This is accomplished by surgical removal of the cancer from the breast (and potentially nearby lymph nodes), radiation treatment to kill cancer cells remaining in the breast tissue that were not removed by surgery, and drug therapy, which circulates systemically to kill breast cancer cells which have escaped the breast. The timing of surgery, the need for radiation, and the choice of drug that is best suited to kill escaped cancer cells, are all critical decisions that will determine whether the treatment strategy will succeed. Identifying the optimal breast cancer treatment for an individual is based on correctly categorizing the subtype, in order to apply the appropriate therapy, which may be chemotherapy, endocrine therapy, HER2 targeted therapy, newer targeted therapies or some combination of these therapies.

Early Stage Treatment

Drug therapy may be given pre-operatively as neoadjuvant therapy, or post-operatively as adjuvant therapy. Neoadjuvant therapy provides the advantage of allowing clinicians to observe the response of the breast cancer to the therapy and, depending on the extent of response, provides clinicians the opportunity to modify therapy decisions. The currently approved neoadjuvant therapies are chemotherapy, chemotherapy combined with HER2-targeted therapy, or endocrine therapy. Neoadjuvant therapy is intended to completely eradicate the cancer by the time of surgery.

The following illustration depicts the clinical utility of MammaPrint and BluePrint to reclassify breast cancer subtype from clinical receptor status to genomic subtype which better correlates with optimal treatment selection:

With the appropriate drug therapy selected, there is an equal likelihood of a beneficial response whether administered in the neoadjuvant or adjuvant setting. The choice of regimen is based on cancer subtype, risk of recurrence, and the patient’s health and tolerance for the therapy. The standard of care for women with breast cancer typically includes one of the following options:

Chemotherapy. Chemotherapy is a drug treatment that uses powerful chemicals to kill fast-growing cancer cells. The standard of care includes at least 20 different combinations of chemotherapy, varying primarily between two- and three-drug regimens with duration between three and six months. The specific regimen is determined by level of risk and underlying health of the patient.

Endocrine therapy. For pre-menopausal women, endocrine therapy consists of a daily dose of tamoxifen tablets for five years. Tamoxifen impacts the effects of estrogen in cancer cells and helps reduce the risk that the breast cancer will recur in women of any age. Tamoxifen can also help reduce the risk of developing a new breast cancer. For some high-risk premenopausal women, ovarian suppression with additional medications is also used. For post-menopausal women, endocrine therapy consists of daily doses of an aromatase inhibitor for five years. Aromatase inhibitors belong to a class of drugs that work by reducing the levels of estrogen in the body. Even if the patient has stopped menstruating, her body may still produce small amounts of estrogen in the adrenal glands, fat tissue and even breast tissue. Aromatase inhibitors have been shown to reduce the risk of breast cancer recurrence in postmenopausal women with early stage breast cancer.

HER-2 targeted therapy. HER-2 targeted therapy is available for women whose cancer is HER2+. HER-2 targeted therapies are designed to target cells that express the HER-2 protein and are designed as monoclonal antibodies, such as trastuzumab, pertuzumab and margetuximab; antibody-drug conjugates, such as Kadcyla; and kinase inhibitors, such as lapatinib, neratinib and tucatinib. The standard of care for HER-2 targeted therapy includes one of at least eight different regimens, combining chemotherapy with HER-2 targeted agents, and varying between one, two or three chemotherapy drugs, one or two HER-2 targeted drugs, and duration of therapy.

To make the most effective treatment recommendation, a physician needs complete and accurate information about the patient’s breast cancer subtype. Routine pathology does not reliably identify certain breast cancer subtypes including ER+ Basal cancers, which appear to be ER+ but are genetically Basal, and ER+/HER2+ or HER2- cancers and those which are highly dependent on HER2 signaling for driving growth. Both subtypes have high rates of pCR with appropriate neoadjuvant therapy.

While genomic testing has improved prognosis of recurrence risk for early stage breast cancer, identifying the optimal therapy for all subtypes of breast cancer has been a challenge. For example, Luminal B breast cancers, characterized by being hormone dependent for growth, have an elevated risk of recurrence and the standard of care provides relatively low response rates. Utilizing neoadjuvant chemotherapy, patients have achieved approximately 10% pCR rate and a 5% increase in DMFS, which leaves most Luminal B cancer patients without a cure. Investigational drugs targeting the CDK4/6 receptor have shown promising results in metastatic cancer but limited success in early stage disease. Recent clinical discoveries suggest that further sub-stratification of Luminal B patients into high-risk categories can identify those who can benefit from newer therapies such as CDK4/6 inhibitors, immunotherapy, or other new agents such as PARP inhibitors.

Triple-negative breast cancer, or TNBC, is another challenging area for treatment. TNBC carries the poorest prognosis of all breast cancer types, with early stage options currently limited to chemotherapy. Immunotherapy has shown significant benefit in many cancers and has been approved for use in metastatic TNBC but is yet to be adopted in early stage TNBC. Analysis of immunotherapy response in multiple clinical studies has failed to identify a comprehensive biomarker that reliably predicts response. Multiple factors, such as PD-L1 protein expression, tumor mutational burden, or TMB, and tumor infiltrating lymphocytes, or TIL, have all been predictive of response to varying and incomplete degrees. In collaboration with the ISPY consortium, we have jointly identified an Immune Response Genomic Signature which identifies TNBC likely to benefit from immunotherapy; this signature is being tested in clinical studies.

Mid-Stage Residual Disease and Recurrence Monitoring

Once all clinical evidence of breast cancer is removed, the physician must determine whether all cancer cells in the body have been eradicated. No clinical testing, such as physical exam, imaging, or routine blood tests, has been capable of definitively detecting the presence of residual microscopic breast cancer cells in the body. More recent MRD testing efforts have focused on detecting breast cancer-specific ctDNA as a more sensitive indicator of residual cancer after surgery or definitive drug therapy. The detection of ctDNA is accomplished by the identification of patient tumor-specific unique mutations and polymorphisms or genetic variants that characterize the patient’s cancer but are not known breast cancer driver mutations. The blood is then analyzed for the presence of ctDNA using the unique, patient-specific mutation signature. This method of ctDNA testing for MRD has shown near perfect specificity for cancer recurrence in small-scale studies to-date and provides prediction of clinical recurrence six to 12 months earlier than imaging or other methods.

The detection of MRD after surgery and drug therapy alerts the physician to the persistence of breast cancer, allowing further therapy to be administered as appropriate. ctDNA is also useful with serial testing for monitoring recurrence over time. The current standard of care relies only upon periodic physical exam and routine blood testing, neither of which are likely to detect recurrence early enough in disease progression to improve survival. This monitoring period is an important time in the patient journey for individuals with breast cancer. Early detection of the re-emergence of the original breast cancer by ctDNA, at a point in time when the burden or amount of breast cancer is still low, may allow early application of effective systemic therapy to prolong survival, and possibly seek cure.

Current diagnostic tools for recurrence detection provide unreliable results. A liquid biopsy test that provides accurate and reliable genomic information using a routine blood draw could facilitate the early detection of residual disease and facilitate recurrence monitoring.

Late-Stage Metastatic Treatment Planning

While most women with breast cancer never experience a recurrence, some develop metastatic disease and these patients comprise the majority of deaths annually. The treatment of metastatic disease is the subject of intense research, with hundreds of investigational therapies undergoing clinical studies. Standard therapy selection for metastatic breast cancer has included all available compounds used in early stage cancer, multiple chemotherapeutic agents and hormonal agents, as well as numerous targeted therapies, and most recently, immunotherapy. Investigational use of targeted therapies requires identification of an actionable target, usually identified by a DNA-based mutation, but few such targets with clinical utility have been identified in metastatic breast cancer. Even when specific DNA-based mutations have been identified, response rates have been low, and resistance has emerged rapidly. Current approaches for identifying actionable mutations rely primarily on DNA sequence analysis.

In contrast, identifying the gene expression pathways and providing proteomic analysis has proven informative in defining breast cancer biology, clinical behavior and response to therapy. DNA-sequencing based analysis identify single mutations or rearrangements, which do not appear to accurately represent activation or suppression of critical pathways. We believe that gene expression patterns and functional and/or spatial profiling of the breast cancer is critical for effective therapy selection, also in metastatic disease.

Unmet Diagnostic Needs in Breast Cancer

For women with breast cancer, it is vital to make the correct and best-informed treatment and care decisions from initial diagnosis through their continuum of care, including routine monitoring to ensure cancer clearance and early detection of recurrence. However, we believe current diagnostic and monitoring modalities are insufficient to:

•	Intercept breast cancer early to improve disease prognosis.

•	Capture the diversity of breast cancer subtypes and match those subtypes to optimal therapies.

•	Provide results rapidly to enable neoadjuvant therapeutic intervention in the pre-operative window.

•	Enable localized testing to shorten turnaround times and allow laboratories to retain the control of samples and data while minimizing the use of biopsied tissue.

•	Allow for global access, given the current costs and genomic lab testing infrastructure limitations.

•	Monitor longitudinally for early detection of cancer recurrence or metastatic disease.

•	Optimize treatment and intervention for metastatic patients where no curative therapies exist today.

Our Solution – A Comprehensive Breast Cancer Diagnostics Platform

Early interception in breast cancer treatment is critical to deliver better patient outcomes. Pivotal treatment windows are often missed due to delayed access to precise tumor classification, which can result in suboptimal treatment plans and clinical outcomes. Our platform provides vital diagnostic insights that enable physicians to make more precise therapy recommendations throughout the entire breast cancer patient journey.

Early Stage Breast Cancer

Our combined platform, MammaPrint and BluePrint, can accurately assess the likelihood of breast cancer metastasis as well as key drivers of tumor growth. These insights assist physicians in determining optimal treatment pathways for their patients and whether additional therapy is warranted.

MammaPrint

MammaPrint is a prognostic test that uses FFPE breast cancer tissue samples to stratifies a specific patient’s recurrence risk of distant metastases within five years, and thereby informs physicians of the benefit of chemotherapy and endocrine therapy. MammaPrint is cleared by the FDA for physicians to use as a prognostic marker, along with other clinopathological factors, in breast cancer patients with Stage I or Stage II disease, with tumor size ≤ 5.0 cm and lymph node negative. The MammaPrint FFPE result is indicated for use by physicians as a prognostic marker only, along with other clinicopathological factors, and is not indicated as a standalone test to determine the outcome of disease, nor to suggest or infer an individual patient’s likely response to therapy MammaPrint, which is performed by isolating RNA from tumor tissue, measures the gene expression levels of the 70 most relevant genes predictive of the likelihood of recurrence, providing information not available from routine pathology. The genes selected in our MammaPrint signature are derived from the seven critical steps in the metastatic cascade, providing a uniquely reliable risk profile for early stage breast cancer patients. MammaPrint evaluates the risk profile of each breast cancer patient using an index ranging from -1 to +1, which represents the highest and lowest risk patients, respectively. The MammaPrint index stratifies patients into four distinct clinically relevant sub-groups: High 2, High 1, Low Risk, and Ultra Low. We continue to expand the utility of MammaPrint to new patient cohorts, clinical subtypes, and therapeutic response profiles, reflecting the evolution of our understanding of breast cancer.

MammaPrint Stratifies Patients by Recurrence Risk and Rx Benefit

The following illustration outlines how patients are stratified into functional risk profiles based on MammaPrint classifications, as well as prognostic guidance for the potential outcomes of chemotherapy and endocrine therapy.

Key Clinical Benefits of MammaPrint

We believe our MammaPrint test can provide information to physicians that can be used to:

Informs adjuvant chemotherapy decisions

MammaPrint helps physicians to identify a significant proportion of clinically high-risk patients who may be able to safely forgo chemotherapy. The MINDACT study validated that 46% of patients who would have been advised to receive chemotherapy according to clinical guidelines were further classified genomically by MammaPrint as Low Risk and found to have equivalent rates of DMFS with endocrine therapy alone at five years, with or without chemotherapy.

Informs adjuvant endocrine therapy decisions

We developed MammaPrint from a clinical dataset of untreated patients, which we believe uniquely qualifies it to identify a subgroup of estrogen-positive patients with excellent 20-year Breast Cancer Specific Survival outcomes of up to 94% without any adjuvant therapy, referred to as MammaPrint Ultra Low. Using this information, a physician can tailor endocrine therapy duration and potentially shorten five-year standard of care therapy, which can reduce or avoid overtreatment of patients. Traditionally, MammaPrint testing was conducted only at the time of initial diagnosis; with the Ultra Low Risk stratification, we are expanding the testing window to all patients to any time within five years of initial diagnosis who are currently considering ending endocrine therapy due to side effects, or extending endocrine treatment beyond five years.

Enables enhanced prognostic and predictive utility in the High 1 and High 2 categories

In collaboration with the I-SPY consortium, we identified a threshold in the MammaPrint index that further stratifies High Risk patients into High 1 and High 2 sub-groups. This distinction is clinically and therapeutically important and could in the future be the basis for additional information to be provided to physicians: High 2 breast cancers have different biology than High 1 and respond better to aggressive therapy such as chemotherapy, immune therapy and PARP inhibitors. On the other hand, preliminary clinical study results suggest High 1 patients may be more responsive to targeted therapy in the endocrine pathway, such as CDK4/6 inhibitors.

Utilizes a broad and diverse clinical study and patient dataset that is independent of clinical factors

MammaPrint is the only early stage breast cancer prognostic test developed and validated independent of ER, PR, and HER2 receptor status. We believe this enables us to cover the broadest addressable market of early stage breast cancer beyond ER+/ HER2- breast cancer. MammaPrint evaluates the true biology behind metastasis with no subtype having 100% uniformity.

An example of a MammaPrint report:

BluePrint

BluePrint aids physicians to optimize treatment by identifying the underlying biology of a patient’s breast cancer. BluePrint, which is performed by isolating RNA from the same tumor tissue as MammaPrint, measures the RNA expression levels of the 80 most relevant genes for determining the drivers of tumor growth to subtype patients as Luminal, HER2, or Basal. BluePrint calculates the correlation between the patient sample and the different recognized subtypes, and the highest positive correlation determines the dominant signaling pathway and the outcome of BluePrint for directing therapy.

BluePrint Subtypes Patients for Potential Response to Therapy

The following illustration outlines how BluePrint refines patient classifications by molecular subtypes and provides guidance to physicians on potential response to treatment:

Key Clinical Benefits of BluePrint

We believe our BluePrint test can provide information to physicians that can be used to:

Overcome limitations of traditional pathological assessments

Historically, the clinical subtype of a patient’s breast cancer, which broadly defines her treatment path, has been determined by protein expression and FISH assays. BluePrint dives deeper into the functional biology of the tumor to evaluate the expression patterns of the genes that are driving tumor growth. In the NBRST study, BluePrint enabled physicians to modify the therapeutic plan for more than 22% of all patients based on a reclassification of their tumors from clinical subtype into a molecular subtype. This enables more accurate stratification of patients according to their prognosis and likelihood of response to a broad range of systemic therapies.

Enhance clinical understanding of the underlying biology of tumors

BluePrint augments standard pathologic evaluation with deep functional profiling of the tumor to reveal unique and critical insights that inform treatment planning. For example, molecular subtyping identified a previously unknown ER+/Basal patient population. From a pathologic perspective, these patients are assumed to have a good prognosis based on the expression of the ER protein, however the underlying Basal biology identified by gene expression indicates a much more aggressive tumor with little dependence on estrogen. BluePrint provides the multidisciplinary care team with a more accurate understanding of the biology of the tumor and whether there are growth promoting pathways that need to be targeted for treatment.

Enable more precise decisions around timing and type of systemic therapy

BluePrint identifies the biology driving the tumor growth and may confirm pathologic findings, reclassify patients from their clinical subtype or indicate activation of multiple growth pathways. This information enables more informed decisions about the type and timing of systemic therapy (neoadjuvant versus adjuvant) that will target the pathways driving tumor growth.

Enable more insightful clinical study design and enrollment for investigational drugs

BluePrint is being used as a qualifying biomarker in the adaptive I-SPY 2 study. Qualifying biomarkers in I-SPY 2 are retrospectively analyzed for over 15 investigational therapeutic agents to determine whether there are prognostic or predictive signatures to inform physicians on the likelihood of benefit from treatment.

Leverage rich datasets to inform biomarker development for future novel therapies

In collaboration with the I-SPY consortium, we have jointly developed an immunotherapy response and a DNA repair damage signature, which allows us to identify patients with an elevated response to carboplatin, PARP inhibitors, PD-1 inhibitors and HER2 inhibitors.

An example of a BluePrint report:

Combined, MammaPrint and BluePrint form a platform that enables accurate functional genomic classification of breast cancer types to help physicians improve clinical outcomes. The following illustration reflects the potential impact of our MammaPrint and BluePrint platform on the current treatment paradigms and standard of care.

Expansion of Modalities for MammaPrint and BluePrint

Today, we offer an FDA 510(k) cleared test through MammaPrint. BluePrint is not FDA cleared and is performed as a Laboratory Developed Test, or LDT, at our central laboratory in Irvine, California. We continue to innovate and invest in technology modalities to provide state-of-the-art decision making and information solutions for MammaPrint and BluePrint. These include the following modalities under development:

NGS Kit for MammaPrint and BluePrint

We have developed a targeted NGS Kit that uses RNA sequencing to deliver MammaPrint and BluePrint results for our customers on the Illumina MiSeq platform utilizing our proprietary informatics algorithms. We thoughtfully selected the Illumina MiSeq platform due to the large installed base globally and product characteristics that align with our customers’ needs. Our NGS Kit is CE-Marked and has been used internationally since 2018. A 510(k) application for the NGS Kit is currently under by the FDA evaluation for clearance in the United States.

Digital MammaPrint and BluePrint

We are developing digital emulations of MammaPrint and BluePrint that we believe have the potential to provide disease insights and clinical utility similar to our current functional genomics platforms from the digital image of a pathology tissue sample. We believe this new approach has the potential to transform testing into a cloud-based software analytical solution that can be deployed easily, rapidly and cost-effectively across the world.

We are designing Digital MammaPrint and BluePrint to offer the following potential advantages:

•	Generate actionable clinical insights developed from over 70,000 patients’ data correlating MammaPrint and BluePrint results and outcomes.

•	Offer a software-scalable, cloud-based solution that can analyze sample, maintain quality control and automate pathologist processes.

•	Deliver clinical insights to the patient care team in near real-time, potentially enabling same day results during the pre-operative window.

•	Allow pathologists to retain control of tissue samples without requiring any change in workflow.

•	Provide compelling and high-value test economics to providers and healthcare institutions to drive increased long-term customer value and retention due to new economic opportunities for our customers.

•	Enable global access to healthcare facilities or markets with limited testing capabilities.

We have partnered with Paige.AI, a leader in AI-powered pathology, to develop a digital version of the MammaPrint and BluePrint platform. We believe Paige.AI, a spinout from Memorial Sloan Kettering Cancer Center, has industry-leading technological capabilities in digital pathology for cancer and has established digital pathology infrastructure both organically and through its partnership with Philips Healthcare, which may enable us to further advance our digital AI pathology testing capabilities.

Our third-party primary market research supports strong latent demand for digital pathology testing in breast cancer. Among 225 medical oncologists, pathologists and surgeons surveyed in the United States, over 80% of physician respondents said they would recommend or prefer an AI-enabled digital pathology test for breast cancer risk scoring if available. We are developing Digital MammaPrint and BluePrint platform as a centralized LDT in the United States and a distributed cloud-based model in select international markets. We intend to seek FDA 510(k) clearance, leveraging our existing genomic predicate test already cleared by FDA, for potential full-scale commercial launch in the United States.

Our Proposed Solutions for Mid- and Late-Stage Breast Cancer

Liquid Biopsy

The advent of liquid biopsy—the ability to study tumor activity in ctDNA as an indicator of residual tumor and disease activity in the human body—was a breakthrough in the diagnosis and monitoring of many cancers. Liquid biopsy enables highly accessible and low-cost monitoring of cancers from a simple blood test. The current alternative to liquid biopsy is annual imaging studies which are cumbersome, slow, expensive, and often miss cancerous lesions or heterogeneous tumors due to sensitivity and resolution limitations.

The patient journey in breast cancer features opportunities for pre-operative, post-operative, and post adjuvant therapy longitudinal monitoring of MRD and cancer recurrence. Monitoring for MRD and recurrence requires a comprehensive understanding of both driver mutations (specific to the tumor type and tissue of origin) and passenger mutations (specific to the patient) that can be deployed via an easy-to-use, repeatable, low-cost test. Traditional comprehensive cancer panels historically lack the sensitivity, simplicity, and cost profile for routine monitoring use.

Inivata Ltd. (“Inivata”), which was acquired by NeoGenomics, Inc., has developed and is preparing to commercialize what we believe to be the leading customizable test in MRD and recurrence testing.

Their RaDaR test utilizes proprietary deep targeted genome sequencing of the primary tumor tissue to identify a comprehensive set of driver and passenger mutations. Proprietary algorithms and informatics then distill the breast- and patient-specific mutation signatures into a pareto of genomic targets, which are then formulated into a multiplexed ultra-sensitive PCR panel of 48 genomic targets. The resulting ultra-sensitive individualized PCR panel becomes the bespoke recurrence monitoring test for that specific patient.

In initial clinical collaboration studies with Royal Marsden and Cambridge Research that were presented at the American Association for Cancer Research, or AACR, in April 2020, Inivata showed promising results in breast cancer liquid biopsy. Among an enriched cohort of 74 breast cancer patients with 25 known MRD cases, RaDaR showed 100% MRD detection with 100% sensitivity and 100% specificity. Moreover, RaDaR confirmed positive ctDNA on average 12.9 months prior to clinical confirmation, indicating an opportunity for early therapeutic intervention for metastasis or cancer relapse. We are preparing clinical studies in collaboration with Inivata to further validate RaDaR in larger cohorts and multiple risk classifications of breast cancer patients.

We have an agreement with Inivata granting us exclusive co-promotion rights and responsibilities in the field of breast cancer diagnosis, prognosis, treatment selection, monitoring and/or treatment to the RaDaR MRD test, which will be offered commercially and co-branded under our brand and trademarks with the RaDaR tagline. We believe our proposed breast cancer liquid biopsy test powered by RaDaR could offer several competitive advantages, including:

•	Patient-personalized – every test is generated from a comprehensive profile of the breast cancer tissue genome, then customized to the specific genomic signature of that patient.

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Market expansion – a simple blood test administered quarterly or semi-annually is more widely accessible than annual imaging tests that are onerous on patients and result in low compliance for serial testing.

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Rapid validation – combined with our deep access to clinical studies via I-SPY and FLEX, as well as visibility and access to pharmaceutical company studies, the test could enable us to validate results and outcomes more rapidly.

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Compelling and existing reimbursement – existing reimbursement codes and predicate coverage policies established by MolDx and CMS could facilitate coverage and support market adoption in the United States.

Smart Pathology

While most breast cancer is curable and manageable when detected early and treated appropriately, some proportion of patients do recur or progress to metastatic disease, which is currently considered incurable. While there has been progress in the development of investigational therapies to treat metastatic disease, no single therapy or combination of therapies has proven fully effective. Current diagnostic methods—including PD-L1 biomarker testing and tumor mutation burden, or TMB, for immunotherapy response, comprehensive NGS panels for response to targeted therapy, or digital pathology profiling for proteomic characteristics—all have limitations based on imperfections in naturally occurring biomarkers, direct functional correlation with tumor biology, and resolution and sensitivity.

The current medical recommendation for treating metastatic disease is to triage patients onto the optimal therapeutic regimen for their personalized metastatic tumor in order to improve survival and quality of life. By the time of metastatic disease, the breast tumor and its distal lesions have sufficiently mutated and modified to require a comprehensive multi-omics approach (DNA, RNA and protein) to guide therapy selection. We believe that understanding the original tumor biology in early stage disease and how that evolves and mutates over the patient journey into metastatic disease, is central to determining this optimal treatment regimen.

We are developing an approach to diagnose and guide therapy for metastatic disease, powered by multi-omics and digital AI pathology. Our solution for metastatic breast cancer, called Smart Pathology, will combine several cutting-edge technology modalities. These include whole genome profiling using RNA sequencing, DNA mutation profiling for targeted therapy response, immune response markers such as TMB, Microsatellite Instability, or MSI, and Mismatch Repair, or MMR, as well as digital AI pathology. We are employing state-of-the-art deep learning and neural networks to combine this information into actionable clinical insights and treatment decision making tools. We intend to leverage our know-how and clinical studies, including our prospective FLEX registry to validate clinical utility and correlation of diagnostic results, therapy selection, and patient outcomes.

We believe our proposed Smart Pathology solution for metastatic disease could offer several benefits, including:

•	Comprehensive – single unified solution for risk scoring, treatment selection and drug response.

•	Patient inclusive – covers all patient cohorts and clinical subtypes progressing to metastatic disease in breast cancer.

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Leverages evolution of tumor biology – by gathering functional profiles, clinical characteristics, and outcomes data across the patient journey, we believe we can obtain unique insights into the evolution of a woman’s tumor biology and corresponding likelihood of therapeutic response.

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Potential for clinical validation – our access to I-SPY, FLEX, and other relevant consortia provide us a rapid path to engage clinical investigators and pharmaceutical companies to validate the clinical utility of Smart Pathology.

•	Established regulatory and reimbursement paradigm – if commercialized, our precedent regulatory clearances, existing reimbursement codes and coverage determinations may accelerate market adoption.

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Scalability due to innovative efficiency – the various technology elements of Smart Pathology leverage both our internal investments in technology advancements and industry innovation in their respective fields.

•	Rich native biology database – provides a large proprietary database of native tumor biology, therapy response profiles, and clinical outcomes across all breast cancer subtypes.

Collectively, our product platform and solutions represent what we believe to be the most comprehensive and informative solutions for guiding breast cancer care and treatment across the breast cancer patient journey.

Clinical Studies and Evidence

Our strategy and success to-date have been largely driven by a series of thoughtfully designed and rigorous clinical studies incorporating our platform and solutions. Our robust clinical evidence features over 30 clinical studies and more than 135 peer-reviewed publications across a broad range of breast cancer subtypes and therapeutic interventions. This broad base of clinical evidence has garnered us top-tier status in most international medical guidelines, which collectively we believe is driving the rapidly growing adoption of our platform. The following table summarizes select clinical studies supporting platform and solutions:

Study Name	Product	Description	No. of Patients	Applicable Patient Types
Data Supporting MammaPrint Utility in Guiding Therapy in High vs. Low Risk Patients

MINDACT	MammaPrint	Randomized Phase III clinical study demonstrating MammaPrint’s superiority over standard of care clinical risk assessment for adjuvant chemotherapy decisions	6,693	Stage I-IIIa, ER±, HER2±, LN±, Pre/post-menopausal

TransBIG	MammaPrint	Independent validation of MammaPrint’s prognostic performance	302	ER±, HER2±, LN0 Pre/post-menopausal

RASTER	MammaPrint	First prospective breast cancer study demonstrating benefits of a genomic classifier to guide adjuvant chemotherapy decisions	427	Stage I-IIIa, ER±, HER2±, LN0 Pre/post-menopausal

Mook	MammaPrint	Established the prognostic ability of MammaPrint in LN+ patients, leading to inclusion of these patients in MINDACT	241	Stage I-III ER±, HER2±, LN+ Pre/post-menopausal

Knauer	MammaPrint	Validation of MammaPrint to determine chemotherapy benefit regardless of clinical risk status	541	ER±, HER2±, LN0 Pre/post-menopausal

Study Name	Product	Description	No. of Patients	Applicable Patient Types
Data Supporting Tailored Duration of Endocrine Therapy

NSABP B-42	MammaPrint	Validated MammaPrint’s ability to predict benefit from extended endocrine therapy	1,866	Stage I-IIIa ER+ LN±, Post-menopausal

STO-3	MammaPrint	Study validated the MammaPrint Ultra Low Risk threshold to identify low risk, indolent cancers with long-term low risk for cancer recurrence	652	ER+ T<3cm LN0 Post-menopausal

IKA	MammaPrint	Validation for MammaPrint Ultra Low Risk threshold to select postmenopausal breast cancer patients with an excellent prognosis after only limited or no tamoxifen treatment.	346	Stage I-III ER+ Post-menopausal

FOCUS	MammaPrint	Validation of MammaPrint Ultra Low Risk threshold in patients ≥70 years old from a population based cohort	422	Age ≥70 years ER+ HER- LN±,
Data Supporting MammaPrint and BluePrint Utility in Pre-Operative (Neoadjuvant) Setting for Drug Response

I-SPY2	MammaPrint BluePrint	The I-SPY study was designed to rapidly screen promising experimental treatments and identify those most effective in specific patient subgroups based on molecular characteristics	1,000	ER±, HER2±, LN±, Pre/post-menopausal MammaPrint High Risk

Glück	MammaPrint BluePrint	Demonstrated the pCR rate after neoadjuvant chemotherapy and long-term outcome in patient using MammaPrint +BluePrint vs. clinical subtyping	437	ER±, HER2±, LN±, Pre/post-menopausal

Study Name	Product	Description	No. of Patients	Applicable Patient Types

NBRST	MammaPrint BluePrint	This prospective study demonstrated the treatment response and predictive ability of MammaPrint + BluePrint in the neoadjuvant/pre-operative setting in comparison to clinical subtyping. Validated the ability to identify the important ER+ Basal subtype	1,072	ER±, HER2±, LN±, Pre/post-menopausal
Big Data, Prospective Registry Aimed at Recruiting more than 30,000 Patients Covering All Subtypes and Treatment Regimens with 10 Year Follow-Up

FLEX Registry	MammaPrint BluePrint	Real-world prospective, population-based study linking comprehensive clinical data with full-genome expression data	8,000	Stage I-IIIa, ER±, HER2±, LN±, Pre/post-menopausal

The following section provides additional detail on key clinical studies that have evaluated our products.

MINDACT

We believe the MINDACT study (Microarray In Node-Negative and 1 to 3 Positive Lymph Node Disease May Avoid ChemoTherapy) is the first and only prospective, randomized phase III clinical that has demonstrated the superiority of a genomic classifier (MammaPrint) over standard clinical work-up for the purpose of de-escalating adjuvant chemotherapy use for all early stage breast cancer patients, regardless of receptor status or lymph node involvement.

This landmark international study enrolled 6,693 patients from 112 institutions, across nine countries. Patients aged 18-70 years, with histologically confirmed primary invasive breast cancer with up to three positive lymph nodes, no distant metastases, and a World Health Organization performance status of 0-1 were enrolled and their genomic risk (using the MammaPrint 70-gene signature) and clinical risk (using a modified version of Adjuvant! Online) were determined. Patients with low clinical and low genomic risk results did not receive chemotherapy, and patients with high clinical and high genomic risk did receive chemotherapy. Patients with discordant risk results (patients with high clinical risk but low genomic risk, and those with low clinical risk but high genomic risk) were randomly assigned (1:1) to receive chemotherapy or not based on either the clinical risk or the genomic risk. The primary endpoint was to test whether the DMFS at five years in patients with high clinical risk and low genomic risk not receiving chemotherapy had a lower boundary of the 95% confidence interval (92.5 to 96.2) above the predefined non-inferiority boundary of 92%.

The five-year primary result outcome published in the New England Journal of Medicine in 2016 demonstrated that MammaPrint met its primary end-point. At five years, patients who were at high clinical risk and low genomic risk who did not receive adjuvant chemotherapy had a rate of survival without distant metastasis of 94.7% (95% confidence interval, or CI, 92.5to 96.2). In addition, the study showed that among all patients at high clinical risk, the use of MammaPrint to guide chemotherapy treatment by identifying those at low genomic risk led to a reduction in the use of chemotherapy of 46%. We believe the observed 46% reduction in chemotherapy use among clinically high-risk patients, if replicated in the market, could spare thousands of women from unnecessary toxicity and contribute to potential cost savings across many healthcare systems.

Although initially enrollment into MINDACT was limited to LN- negative patients, as LN+ patients are typically assessed as clinically high-risk, successful prognostic validation in LN+ patients through the Mook study instigated a protocol change to also include patients with limited LN involvement (1-3LN+). In this study from 241 patients, MammaPrint once again identified a group of low-risk patients who had excellent outcomes and would be candidates for therapy de-escalation. Inclusion of LN+ patients in MINDACT and displayed in the chart below, led to the exclusive recommendation from the American Society of Clinical Oncology, or ASCO, for MammaPrint to guide chemotherapy decisions in LN+ patients, as published in a focused update in the Journal of Clinical Oncology in 2017. MammaPrint is the only genomic test approved by ASCO for this indication.

At the time of enrolling MINDACT, genomic testing was a new field, requiring feasibility of using a genomic test in daily practice to be demonstrated. This was achieved through the first-ever prospective study for risk-of-recurrence tests in breast cancer, the Microarray Prognostics in Breast Cancer, or RASTER, study. This study prospectively enrolled 427 patients across community settings, and MammaPrint accurately predicted which patients could be candidates for chemotherapy de-escalation, outperforming clinical classification. MammaPrint Low Risk patients had a 97% chance of being distant recurrence free at five year, consistent with earlier prognostic studies. Samples from this prospective study were later used to support FDA 510(k) clearance of MammaPrint on FFPE tissue.

I-SPY2

The I-SPY2 study is designed as a collaborative effort between the FDA, industry, patient advocates, and clinicians from 16 major United States cancer research centers and is supported by funding from philanthropic sponsors as well as key breast cancer research organizations such as the National Institute of Health and the Breast Cancer Research Foundation. I-SPY 2 was one of the first, and is now the longest-running platform study in breast cancer. As a platform study, I-SPY 2 uses a master protocol that provides a regulatory framework to study multiple treatments in the same study. It also allows new agents to enter and leave the study without having to halt enrollment or resubmit the entire clinical study protocol for regulatory review.

Among the various sub-studies within I-SPY2 are the Low Risk registry and the Quality of Life sub-study. The Low Risk registry aims to assess tumor biology, treatment, and clinical outcomes for patients screened and ineligible for the I-SPY 2 study as their tumors are hormone receptor positive

(ER+/PR+), HER2-negative, and low risk by the MammaPrint 70-gene profile. These “discordant” tumors are clinically high-risk (larger tumors often with nodal involvement), but their gene expression is consistent with a less chemo-responsive biology and more favorable clinical prognosis. The Quality of Life sub-study is a prospective cohort study within the I-SPY 2 TRIAL that aims to investigate quality of life longitudinally and explore how patient and tumor characteristics, exposure to investigational therapies, and surgical outcome impact quality of life. This sub-study analyzes changes in the EORTC QLQ 30 and EORTC BR23 (widely used questionnaires developed to assess the quality of life of cancer patients) longitudinally from before surgery and through two years post operatively in participants receiving neoadjuvant chemotherapy, biological therapies, or other treatments. Among other things, the study looks at patients with MammaPrint High and Low risk profiles.

A 2021 publication on the PD-L1 inhibitor durvalumab and PARP inhibitor olaparib added to standard paclitaxel neoadjuvant chemotherapy, demonstrated that the MammaPrint Ultra-High Risk threshold selectively identified patients with a high pCR response to this new therapy combination. We believe this was an important observation since the response was seen in ER+ patients, a group typically not known for sensitivity to immune check-point inhibitors. The study also evaluated the efficacy of treatment across BluePrint subtype groups, compared to standard clinical classification. As presented by at the European Organization for Research and Treatment of Cancer-National Cancer Institute- American Association for Cancer Research symposium in 2018, the BluePrint Basal-type reclassified traditional ER+ patients with an almost four-fold higher pCR response to treatment compared to patients confirmed as Luminal-type. With almost 30% of ER+ patients potentially reclassified as Basal-type, we believe this result has important implications for breast cancer management.

NSABP B-42

Although initial therapy for recently diagnosed breast cancer is the most critical time to use genomics for informed treatment decision making, most ER+ patients (approximately 75% of all breast cancer) will be required to take endocrine treatment for up to 10 years. Although less toxic than chemotherapy, endocrine therapy carries significant side effects that include menopausal symptoms such as hot flashes, musculoskeletal pain, and memory loss, as well as elevated risks for endometrial cancers (in the case of tamoxifen), cardiovascular disease, bone-loss and blood-clots. In a majority of studies, almost 50% of women end-up discontinuing use of these important risk reducing therapies before their prescribed treatment course. The standard duration for endocrine therapy is five years, however some studies show a proportion of women may benefit from extended use up to 10 years. With quality of life significantly lowered for most women on endocrine therapy, individualized endocrine management is another clinical unmet need in breast cancer management.

After establishing the ability to identify patients who may be candidates for endocrine de-escalation, we accessed one of the landmark clinical studies that evaluated the benefit of extended endocrine therapy, for those patients that would benefit from 10-years of endocrine therapy. The prospective NRG/NSABP B-42 randomized patients who were recurrence free after five years of standard endocrine treatment to five years of additional therapy versus placebo. The primary study confirmed a small absolute benefit of 3.3% to extending therapy but yielded no insight into which patients were most likely to achieve this benefit. Translational research presented at the ASCO 2021 Annual Meeting with MammaPrint identified a subset of patients that derived a significant benefit from extended therapy, with a three-fold higher absolute benefit in disease free survival as compared to unselected patients (9.5% vs 3.3%). This equates to a 36% relative reduction in disease free events which, if replicated in the market, would benefit almost half of all patients, the proportion of patients identified as Low Not Ultra Low. Comparing the absolute benefit from extended endocrine treatment observed for these patients shown below, it is clear that MammaPrint added important predictive information to guide extended endocrine management decisions.

NBRST

Prior to use in the I-SPY2 study, MammaPrint and BluePrint had been validated as important predictive biomarkers for neoadjuvant treatment response, in the pre-operative setting. In the initial comparison of BluePrint subtyping to traditional clinical classification with immunohistochemistry/fluorescence in situ hybridization, BluePrint reclassified approximately one out of four cancers to a different molecular subtype. To further support this finding and to evaluate clinical utility of MammaPrint and BluePrint testing in core needle biopsies, the prospective Neo-adjuvant Registry Trial, or NBRST, was initiated. With over 1,000 patients, the consistency of genomic informed classification was once again demonstrated. Initially published in the Annals of Surgical Oncology in 2014 and with a follow-up publication in 2017, the most recent five-year outcome analysis was highlighted at the annual San Antonio Breast Cancer Symposium. In this latest update, MammaPrint and BluePrint reclassified approximately 22% of patients to a different molecular subtype, with more accurate prediction of response to neoadjuvant therapy. Consistent with the 2021 publication on the PD-L1 inhibitor durvalumab and PARP inhibitor olaparib added to standard paclitaxel neoadjuvant chemotherapy from, I-SPY2 study, the ER+ patients who were reclassified as Basal-type had a 10-fold higher likelihood of response to neoadjuvant chemotherapy, as compared to patients confirmed as Low Risk Luminal-type A (34% vs. 3% observed pCR rate).

In addition, long-term outcomes for patients who were classified as ER+ Basal-type were more similar to those that are clinically classified as triple negative. Another important finding in this neoadjuvant study was the ability to identify MammaPrint Low Risk Luminal A type for a patient that has a low likelihood of response to neoadjuvant chemotherapy and that would be a candidate for surgical delay and treated with outpatient neoadjuvant endocrine therapy instead. Identification of these neoadjuvant endocrine therapy candidates with MammaPrint and BluePrint allowed clinicians to appropriately and safely delay surgical intervention for those Low Risk patients and prioritize care for those with the most aggressive disease that need urgent treatment such as Basal-type patients.

The Agendia FLEX Registry

Our proprietary FLEX registry is a multicenter, prospective observational study of patients aged 18 years or older with stage I to III breast cancer who receive MammaPrint, with or without BluePrint. Patients consent to the acquisition of clinical data and clinically annotated full transcriptome analysis. As of                , 2021, 29 investigator-initiated sub-studies have been approved, resulting in 19 published abstracts at national congresses. Our FLEX registry is a large, real-world dataset, combining whole genome expression with clinically annotated data, to accelerate research and discovery of subgroups in breast cancer. The objective with of FLEX is to discover and develop novel genomic signatures and cancer subtypes that have the potential to bring precision oncology to the clinic, and ultimately improve treatment and outcomes of patients with breast cancer.

The FLEX registry is designed to create a unique infrastructure to develop and investigate hypotheses for targeted subset analyses and/or clinical studies. In doing so, the adaptive protocol allows submission of investigator-initiated sub-studies. Upon approval by a Scientific Review Committee, FLEX investigators can query the clinical and genomic data in FLEX to investigate hypotheses for targeted subset analysis. Patients enrolled in the original study who meet all eligibility criteria may be enrolled in sub-studies without additional consent. All necessary clinical data will be collected from patients, starting from diagnosis through 10-year follow-up.

The FLEX registry seeks to enroll a minimum of 30,000 patients. Since April 2017, more than 8,000 patients were enrolled at more than 90 sites. Participating sites include community hospitals and nine National Cancer Institute-designated comprehensive cancer centers to ensure inclusion of diverse populations, particularly patient populations that are underrepresented in traditional clinical studies. The FLEX network is scheduled to expanded globally with additional sites in Europe, Latin America, and Asia.

The FLEX registry provides a unique opportunity to study both molecular as well as clinical subsets of patients. Sub-study research categories include breast cancer and age, optimization of therapeutic strategies, breast cancer tumor types, ethnicity and response to therapy, biomarker identification and quality of care. As of                , 2021, more than 40 investigator-initiated sub-studies have been approved, resulting in more than 25 published abstracts at national congresses.

Research & Development

We invest in solutions across the breast cancer patient journey that address unmet clinical needs. We are actively pursuing opportunities to expand the clinical utility of our MammaPrint and BluePrint platform by introducing new solutions using the latest technological advancements in genomic science, applied biology, artificial intelligence and machine learning in concert with our robust portfolio of clinical data to drive innovation in breast cancer patient care. Our scientists and academics aim to stay on the cutting edge of technological advancements in breast cancer. We strive to deliver the best experience and patient outcome throughout the breast cancer journey.

Product development

Our disciplined, data-driven approach to product development focuses on the intersection of clinical need, strong science, clinical adoption, and payor acceptance. We employ a phase-gate review process: Explore, Define, Develop, Ramp Up, and Launch. This gated process to development is conducted with the design control processes designed to comply with regulatory requirements worldwide – such as FDA Quality System Regulations, or QSR, 21 CFR 820.30, ISO:13485, ISO:14971, ICE 62304, and NENs-EN-IEC 62366-1.

Entry into full development starts with a feasibility phase where first results are presented, product requirements are locked and validation studies are performed. Our solutions are designed to fit in a clinical diagnostic workflow for FFPE samples as well as in clinical study settings where fresh tissue samples may often be the preferred sample type.

Innovation and Advanced Technologies

We have an extensive and established track record in all phases of research and development, notably in developing innovative solutions under rigorous design control processes suited to successful regulatory submission and clearances across global markets. We believe we have built a unique and proprietary database capturing the native biology of breast cancer, based on our access to scanned tissue sample images, deep functional genomic profiling at the whole genome and transcriptome levels, long-term treatment and outcomes data, as well as focused domain expertise in breast cancer care pathways. We combine this unique database with our internal technology portfolio as well as cutting-edge technologies secured via strategic partnerships, to develop new tools and solutions for ourselves and our customers in the management of breast cancer.

Full Genome Microarray

For all clinical studies and research, we have developed a full genome chip containing 45,000 probes that represent approximately 32,000 unique genes of the human genome.

NGS

We leverage the power of NGS to transform our MammaPrint and BluePrint platform into an internally developed and proprietary kit which can be run on the most widely available commercial NGS platform with over 10,000 systems installed worldwide. We secured CE marking in 2018 for our NGS Kit and are currently pursuing FDA 510(k) clearance. We are now preparing two additional emulations of MammaPrint and BluePrint – including whole transcriptome RNA sequencing using NGS, and a digital AI emulation of MammaPrint and BluePrint in partnership with Paige.AI. We believe, if successfully developed and authorized for sale, this could empower pathologists, return real time results, and transform a laboratory workflow into a sophisticated yet simple software-based test in the cloud.

In addition to decentralizing our existing platforms, we believe the RNA sequencing capabilities on NGS may allow us to broaden functional genomic profiling beyond MammaPrint and BluePrint to gene expression levels across the whole transcriptome and to determine critical genomic variants driving metastatic disease. We believe the flexibility and scalability of NGS may allow us to further address unmet clinical needs and continue to develop new solutions that cover the complete breast cancer patient journey.

Digital AI Pathology

We are continuing our innovation efforts towards an image-based solution for functional genomic testing leveraging advancements in machine vision, artificial intelligence and machine learning. Using images of standard Hematoxylin and Eosin, or H&E, stained sections prepared during routine laboratory processes by pathologists, we are developing AI enabled tools to assist in the pathologic review of tissue samples directly and virtually real-time on a pathologist’s computer or portable device. The combination of advanced data models, gene expression values generated by microarrays or NGS and the availability of H&E images provides spatial gene expression information. The tools that can be created with this information in combination with the available pathology and clinical information could create a platform for creating instruments for pathologists and oncologists to improve the prediction of treatment response, time of delivery and patient survival. In collaboration with our strategic partner Paige.AI, we are developing an AI enabled Digital MammaPrint and Digital BluePrint platform that could offer the comprehensive benefits of MammaPrint and BluePrint to any laboratory with minimal laboratory infrastructure and turnaround times unrivaled in the industry.

Liquid Biopsy

Applied biology has advanced significantly over the past several years, specifically in detecting MRD. A tumor itself is often undetectable with standard imaging techniques. If left untreated, residual cancer cells can multiply and cause recurrence. With our development partner NeoGenomics, Inc., we are combining the advancements in detecting MRD and recurrence monitoring of solid tumors with our robust portfolio of specimen data and domain expertise in breast cancer, to develop an MRD testing panel tailored and personalized to the functional genomic signature of each individual breast cancer patient. Molecular monitoring of cancer recurrence offers the potential for physicians to change or escalate treatment in patients who are MRD-positive, and to de-escalate or avoid unnecessary treatment in patients who are MRD-negative either pre-operatively, following adjuvant therapy, or in routine longitudinal monitoring years after initial diagnosis.

Smart Pathology

Ongoing identification of driver and passenger mutations, rare chromosomal rearrangements and other genomic aberrations identified by whole genome and exome sequencing are providing insights into previously missing pieces of the genomic architecture of breast cancer. This comprehensive view of a patient’s specific breast cancer becomes increasingly important in the case of metastatic disease wherein ongoing monitoring and treatment selection is highly complicated and critically important.

Leveraging our deep data and knowledge in breast cancer and advancements in technology and applied biology, we are in the early stages of developing our Smart Pathology solution. By combining the power of our planned AI Pathology platform, whole transcriptome RNA sequencing and bespoke MRD/liquid biopsy panels, we are developing a comprehensive genomic profiling platform specifically oriented towards breast cancer that would afford clinicians a patient-specific view of the disease. Through this comprehensive approach to interrogating biomarkers and genomic mutations in an aggregated composite view, we believe doctors would be more empowered to make better informed decisions about treatment options that are personalized to a patient’s cancer.

New Signatures

We are actively developing novel functional genomic signatures via our clinical study and pharmaceutical company collaborations with I-SPY. We have co-developed several novel signatures within the I-SPY 2 study since our integration into the I-SPY consortium studies in 2010. Two novel functional genomic signatures currently being developed by us as tests are:

•	Immune response: 65-gene signature to predict pCR to neoadjuvant immunotherapy targeting PD-1 receptors in MammaPrint High Risk patients.

•	DNA repair: 50-gene signature to predict pCR to neoadjuvant PARP inhibitors in MammaPrint High Risk patients due to mutations related to DNA repair deficiency.

We believe both the immune response signature as well as the DNA repair signatures, if successfully developed into diagnostic tests, have the potential to help stratify breast cancer patients in pre-operative settings, and to enable refined pre-operative treatment decisions, thereby increasing response rates, decreasing unnecessary treatments, and overall improving quality of life.

Clinical Studies and Data

To further increase yield and efficiency of our research and development initiatives, we leverage our broad existing base of validation studies that were intentionally designed to unlock future clinical utilities and accelerate development of new solutions and algorithms from existing in-house datasets. In addition, we generate highly accurate and reliable data from clinical studies of both prospective clinical study samples as well as existing clinical study samples dating back over two decades. Generating this clinical evidence is of paramount importance to our scientific and market leadership, as it supports the clinical utility of our solutions, which are further critical to support guideline inclusion and reimbursement from government and commercial payors.

Sales and Marketing

Increasingly, cancer care is moving toward a multi-disciplinary approach that encourages collaboration between different physician specialties. This allows clinical subject matter experts across a variety of treatment modalities to have input on the care plan for each patient with the goal of ensuring a comprehensive and optimal approach.

We commercialize our solutions worldwide through our integrated sales organization comprised of specialized sales representatives, clinical and customer support, and a broad network of experienced distribution partners. With a dedicated focus on breast cancer, our commercial organization works to educate and inform the entire multi-disciplinary care team, consisting of oncologists, surgeons and pathologists at hospitals and cancer centers, of the broad utility of MammaPrint and BluePrint tests for specific patient types. Our sales representatives generally have extensive experience in healthcare sales with backgrounds in oncology, specifically focused on breast cancer. Our objective is to drive adoption of our current solutions through articulating the clinical evidence and utility behind MammaPrint and BluePrint tests in the early intervention phase of breast cancer treatment as well as our potential future solutions that may guide decision making along the continuum of care. Our go-to-market approach is enhanced by our extensive body of clinical evidence, product differentiation, public policy and reimbursement initiatives as well as patient advocacy.

Given the specialized nature of functional genomic profiling in breast cancer, we have leveraged a multitude of different approaches, including specialty education, industry conferences, and scientific publications, among others, to drive awareness and adoption of MammaPrint and BluePrint tests. These different approaches are designed to educate healthcare professionals, provide new insights into the biology and treatment of cancer, build strong logistical processes to ensure all patients have access to genomic testing, and demonstrate that we are a partner-of-choice to patients with breast cancer and their physicians.

In North America, we employ a clinically and strategically focused sales team across six regions. We go-to-market in EMEA through a blended approach of utilizing both direct sales and experienced distribution partners. We have achieved significant growth in Asia over the past three years with eight distribution partners. Outside the United States, we have further enabled growth with an NGS-based decentralized testing option.

Reimbursement

In a reimbursement environment that is constantly evolving, we have implemented a comprehensive strategy to obtain coverage and receive payment for MammaPrint. Further, we believe that increased usage of MammaPrint by physicians may influence payors globally and accelerate the reimbursement decision process for our future solutions, which are at different stages of development, as we expand our platform for new modalities. The primary source of revenue for our products is reimbursement from third-party payors, which includes government payors, such as Medicare and Medicaid, and commercial payors, such Aetna, Cigna, United Healthcare and Blue Cross Blue Shield. As of June 30, 2021, we estimate these payors to represent approximately 246 million lives. Expanding criteria and maintaining broad coverage and reimbursement of our current products by third-party payors are key components of our financial success. Obtaining and securing coverage, coding recognition, and favorable pricing determinations by government, commercial and private payors, for our pipeline products will be important over time.

Government

Medicare coverage for our type of tests, i.e., molecular, is currently managed by the MolDx Program. MolDx is currently administered by Palmetto GBA, one of the Medicare Administrative Contractors, or MACs, since its creation and implementation in 2011. Under MolDx, coverage policies for our tests are established and they are priced under CMS’s Clinical Laboratory Fee Schedule. To obtain coverage under the MolDx program, developers of molecular tests must submit a detailed dossier of analytical and clinical data to substantiate that a test meets Medicare’s requirements for coverage. Palmetto, GBA, the MAC for our jurisdiction at the time, determined in 2009 that MammaPrint was a covered test and subsequently, under the MolDx Technical Assessment, re-affirmed its coverage under the program. The MolDx program has been adopted by Noridian Healthcare Solutions, our current MAC that processes all Medicare claims we submit. Medicare does not currently provide coverage for our BluePrint test.

In June 2016, we filed with the American Medical Association, or AMA, for a unique Clinical Laboratory Fee Schedule, or CPT, code for MammaPrint and were granted a category 1 CPT code for early stage breast cancer, for tumor size <5cm, up to 3 positive lymph nodes and independent of receptor status that became effective as of January 2017. MammaPrint’s coverage has been included under a MolDX local coverage determination, or LCD (Molecular Diagnostic Tests (L35160), with further description of coverage criteria listed under a corresponding billing and coding article (A54445), adopted by Noridian Healthcare Solutions, which processes Medicare claims for MammaPrint

In January 2021, Medicare coverage criteria for MammaPrint was extended to prognosis up to five-years from diagnosis. MammaPrint now covers all Medicare beneficiaries for primary early stage breast cancer as well as beneficiaries seeking their extended prognosis for endocrine therapy.

Additionally, we submitted an application with the AMA, for a CPT code for our new NGS version of MammaPrint in October 2020 and were granted a category 1 CPT code which was recently presented to CMS for pricing at the Clinical Laboratory Fee Schedule Meeting in July 2021. Following this meeting, CMS accepted our request that the new code be cross-walked to our current MammaPrint micro-array code and priced the new code at $3,873. This new code is expected to be effective as of January 1, 2022.

Commercial Third-Party Payors

We have successfully entered into in-network contracts with substantially all major national and local commercial and private coverage and reimbursement payors for MammaPrint, and we are continuing to pursue favorable coverage and reimbursement policies for BluePrint. Achieving positive coverage and contracting significantly reduces the need for appeals and reduces failures to collect from the patient’s commercial and private payors. Additionally, achieving in-network contracts with third-party payors can shorten the time required to receive payments and can lessen the burden associated with the need for submission for medical records prior to reimbursement.

Our approach to commercial payor coverage is centered not only on the impact of favorable coverage from Medicare but it is also driven by our inclusion in National Comprehensive Cancer Network, ASCO, and Blue Cross Blue Shield Association guidelines. We believe that our ability to obtain third-party payor coverage and reimbursement is also assisted by our robust clinical evidence, featuring over 30 clinical studies and more than 135 peer-reviewed publications across the broadest range of breast cancer subtypes and therapeutic interventions.

We continue to pursue government and commercial payor reimbursement for BluePrint. We currently received limited reimbursement of approximately $2.0 million annually, from non-contracted commercial carriers using a standardized NOC, or not otherwise classified, CPT code. Reimbursement rates vary depending non-contracted reimbursement rates for the payor and the patient’s specific plan. We continue to build the body of evidence demonstrating the clinical utility of BluePrint necessary to secure guideline inclusion and reimbursement from government and commercial payors.

We are leveraging current clinical data and mutual collaborations /clinical studies to complete the datasets for breast cancer to secure reimbursement consistent with recent pricing precedents for MRD monitoring via liquid biopsy.

International

We intend to grow our business internationally and to do so our solutions must be regulatory compliant in the geographies in which we operate. The reimbursement landscape for breast cancer patient care is continuing to evolve globally. For example, in Western Europe, we have achieved successful reimbursement from third-party payors in Germany and Italy. In North America, we have expanded coverage in Puerto Rico, while making significant progress towards obtaining coverage in Canada.

Our expectation is that future and novel technology modalities for our MammaPrint and BluePrint platform will utilize cross-walking of our existing pricing and codes, as evidenced by CMS’s recent decision to cross-walk our micro-array based centralized path to our new distributed NGS Kit.

Competition

The genomic testing market is highly competitive and subject to rapid and significant advancement as both research and technology provide a deeper understanding of diagnostic methods used by oncologists, pathologists and surgeons in assessing and evaluating breast cancer. There are a number of private and public companies that offer products, or have announced that they are developing products that compete with ours, such as Exact Sciences, Hologic, Myriad Genetics and Veracyte. As we expand our capabilities along the continuum of care, we will likely face competition from Foundation Medicine, Natera, Guardant Health, and Invitae. Many of our potential competitors have widespread brand recognition and substantially greater financial, technical and research and development resources, and selling and marketing capabilities than we do. Others may develop products with prices lower than ours, which could be viewed by physicians and payors as functionally equivalent to our solutions, or offer solutions at prices designed to promote market penetration, which could force us to lower the list price of our solutions and affect our ability to achieve profitability. If we are unable to change clinical practice in a meaningful way or compete successfully against current and future competitors, we may be unable to increase market acceptance and sales of our products, which could prevent us from increasing our revenue or achieving profitability and could cause the market price of our ordinary shares to decline. As we add new tests and services, we will face many of these same competitive risks for these new tests.

Operations

Centralized Processing Capabilities

We perform all MammaPrint and BluePrint tests at our clinical laboratory located in Irvine, California which comprises 13,000 square feet and has capacity for up to 140,000 tests per year. The laboratory is accredited by the College of American Pathologist, or CAP, certified by the Clinical Laboratory Improvement Amendments, or CLIA, International Organization for Standardization, or ISO, 13485:2016 Quality Management Systems – Requirements for Regulatory Purposes for Medical Devices certified, as well as permitted and licensed by both the California Department of Public Health, or CDPH, and New York State Department of Health, or NYSDOH. Our operations team features deep experience utilizing six sigma in large- and small-company operations in a highly collaborative and integrated approach with research and development activities. Operations is a core competency and critical success factor for our business. We have designed our clinical laboratory operations to be flexible, agile and pivot rapidly with business needs.

When a physician orders a MammaPrint or BluePrint test, he or she completes an order form (either by hand, electronically, or via medical records technology), packages the specimen in a kit that we provide, and ships the kit to our clinical laboratory in Irvine, California via overnight carrier. Once we receive the specimen at our laboratory and enter all pertinent information about the specimen into our database, we prepare the specimen for testing. In this process, we capture all elements of the pathology report and digital images to inform future genotypic-phenotypic correlations and generate a rich dataset of native breast cancer biology, which today constitutes a proprietary archive of over 95,000 samples usable for internal development, training and validation. For an individual sample, the raw data is processed through proprietary algorithms to determine MammaPrint and BluePrint results and signatures of interest. A MammaPrint and BluePrint report is typically delivered to the ordering physician within three to five days from receipt of the sample, to guide treatment planning in the pre-operative window for neoadjuvant therapy. We proactively manage all aspects of global test fulfillment and customer service at our laboratory to help ensure seamless processing from order to results. Consequently, our sample success rates are in line with our top peers, and QNS rates (sample failures) are below 5% and low versus industry peers. In addition to our commercial capabilities, we process R&D validation samples and third-party clinical study samples at our facility (including from FLEX and I-SPY), with the same clinical-grade results and turnaround time as commercial samples. We also utilize microarray, targeted and whole transcriptome NGS which are tailored for the scope and specifications of specific clinical study requirements.

Decentralized Product Maintenance and Support

Our Product Support team manages the decentralized offering of MammaPrint and BluePrint through our NGS Kit offered currently to international customers. A team of highly trained Clinical Application Scientists involved in the initial development and validation of the NGS Kit is deployed to prospective customer laboratories to offer laboratory setup assistance, staff training, competency assessment, and remote troubleshooting. We regularly monitor quality assurance of our NGS Kit suppliers including Agilent Inc. throughout the manufacturing process. Once a kit is delivered to our facility, we take inventory and ship to our customers globally. We routinely onboard customers remotely in international markets, such as Canada, Europe and Asia. We proactively identify and resolve potential issues to help ensure customer uptime and satisfaction. In order to maintain certification, we reassess and audit our laboratory partners regularly to ensure compliance and proficiency.

Quality and Oversight

Our critical supply agreements, including those governing our relationships with Agilent Inc. and Takara Bio USA, Inc., are supplemented with Supplier Quality Agreements or robust internal quality provisions in an effort to ensure all products are manufactured to the approved specifications established by us in line with top-tier manufacturing process standards such as ISO 13485. Our Supply Chain and Quality Assurance department collaborates closely with our supplier partners to perform regular audits, monitor product performance against approved specifications, and manage supplier corrective actions. We believe that our critical suppliers share our commitment to our customers and patients and demonstrate this by endeavoring to provide the highest levels of quality and service, verified and monitored by quality management systems. We also have rigorous standards, audit rights and quality agreements with our strategic supply partners to ensure high quality and reliable product delivery, as well as continuity of supply. We also take proactive steps to source products and components from multiple suppliers, where appropriate and practicable, for supply chain risk mitigation. As of the current date, our laboratory has not experienced production disruptions or delays as a result of supplier quality problems due to our proactive forecasting, monitoring, and mitigation efforts.

Intellectual Property

Our intellectual property includes proprietary know-how, proprietary methodologies and extensive clinical validation data and publications. To provide legal protection of our intellectual property, we rely on a combination of patents, licenses (both exclusive and non-exclusive), trade secrets, trademarks, unregistered copyright, confidentiality and non-disclosure clauses and agreements, and other forms of intellectual property protection to define and protect our rights to the intellectual property in our products.

Patent protection or comparable forms of intellectual property protection is either not available or not suitable for a substantial portion of our know-how. To protect this type of information against appropriation by competitors, we rely on trade secret law, and when relevant, enter into appropriate confidentiality agreements with our employees, collaboration partners and suppliers.

As of August 15, 2021, there is approximately one pending United States patent application, and approximately one issued foreign patent that we co-own with Stichting Het Nederlands Kanker Instituut-Antoni van Leeuwenhoek Ziekenhuis or NKI, which are anticipated to expire in 2036, absent any patent term adjustments or extensions.

Separately, we own patents and patent applications with claims that cover our technology including our platform and analytical modalities into digital AI pathology. As of August 15, 2021, these filed patent applications include approximately six PCT international applications, and approximately seven such United States patent applications. Any patents that may issue from these currently pending patent applications are expected to expire in 2041, absent any patent term adjustments or extensions.

MammaPrint is based in part upon a license we have from Stichting Het Nederlands Kanker Instituut-Antoni van Leeuwenhoek Ziekenhuis, or NKI, for a patent on a 231-gene expression signature, of which MammaPrint features a preferred subset of 70 genes. The license with the NKI is based on three issued U.S. patents, one issued European patent and two issued Japanese patents relating to the 231-gene expression signature, all of which are co-owned by the NKI and Merck & Co. Inc., or Merck. These patents are expected to expire between 2022 and 2024 absent any patent term extensions. Although our license with the NKI grants us an exclusive, nontransferable, royalty-free, worldwide license to develop commercial products based on this 231-gene expression signature, or to sublicense the nontransferable and nonsublicensable right to use the 231-gene expression signature to another party, for use with respect to DNA microarray profiling, we have no rights to protect our exclusivity against Merck, which is free to commercialize products using the patent, or to license the rights to any third party without restriction. NKI has retained the right to use the licensed rights, including intellectual property rights, patents, know-how, and rights obtained from NKI’s collaboration with Merck, for non-commercial academic purposes, excluding research that is sponsored by commercial parties that compete directly with us. If any intellectual property rights, including patents, result from our development of the rights granted under the license agreement, NKI will have a non-exclusive, worldwide, nontransferable and royalty-free right to use such intellectual property for internal research and non-commercial purposes. Under the license agreement, we have further agreed to give priority to NKI’s gene expression profiling tests. Our license agreement with the NKI continues indefinitely and can only be terminated by the NKI if we declare bankruptcy (or enter into similar proceedings), if we cease doing business for a period of 12 months or longer, or if we breach a material term of the agreement.

In addition to our MammaPrint license, we own two issued United States patents covering parts of a molecular classification of breast cancer in connection with BluePrint. These patents are expected to expire in 2032, absent any patent term adjustments or extensions.

We further own or co-own a granted patent in Europe for high-throughput diagnostic testing using arrays, co-own a granted patent in Europe for prognosticating lobular breast cancer patients, as well as own granted patents in Europe and the United States for a method for determining tumor cell percentage in a sample. We own priority filings towards prediction of response following auxiliary immune therapy in breast cancer patients, and own or co-own priority filings for prediction of response for endocrine treatment of hormone receptor positive breast cancer patients.

We have filed for trademarks for our most important trademarks (Agendia, MammaPrint, ColoPrint, DiscoverPrint BluePrint) in most major markets we are active in. We also rely on common law trademark protections for certain marks associates with our brand (Smart Pathology).

Government Regulation

United States Regulation

Clinical Laboratory Improvement Amendments of 1988, or CLIA

As a clinical reference laboratory, we are required to hold certain federal, state and local licenses, certifications, accreditations and permits to conduct our business. Under CLIA, we are required to hold a certificate applicable to the type of laboratory tests we perform and to comply with standards applicable to our operations, including test processes, personnel, facilities administration, equipment maintenance, recordkeeping, quality systems and proficiency testing. We must maintain CLIA compliance and certification to be eligible to bill for diagnostic services provided to Medicare, Medicaid and private insurer beneficiaries. To renew our CLIA certification, we are subject to survey and inspection every two years to assess compliance with program standards. The regulatory and compliance standards applicable to the testing we perform may change over time, and any such changes could have a material effect on our business. Penalties for non-compliance with CLIA requirements include suspension, limitation or revocation of the laboratory’s CLIA certificate, as well as directed plan of correction, state on-site monitoring, civil money penalties, civil injunctive suit or criminal penalties.

State Laboratory Licensing

In addition to federal certification requirements of laboratories under CLIA, licensure is required and maintained for our Vista clinical reference laboratory under California law. Such laws establish standards for the day-to-day operation of a clinical reference laboratory, including the training and skills required of personnel and quality control. In addition, California laws mandate proficiency testing, which involves testing of specimens that have been specifically prepared for the laboratory.

Because we receive specimens from New York, our clinical reference laboratory is also required to be licensed by New York, under New York laws and regulations, which establish standards for day-to-day operation of a clinical laboratory, including training and skill levels required of laboratory personnel, physical requirements of the facility and equipment, and validation and quality control. New York law also mandates proficiency testing for laboratories licensed under New York state law, regardless of whether such laboratories are located in New York. If a laboratory is out of compliance with New York statutory or regulatory standards, the New York Department of Health, or NYDOH, may suspend, limit, revoke or annul the laboratory’s New York license, censure the holder of the license or assess civil money penalties. Statutory or regulatory noncompliance may result in a laboratory’s operator being found guilty of a misdemeanor under New York law. NYDOH also must approve the LDT before the test is offered in New York. We have received written approval from NYDOH to offer our products in New York.

In addition to New York and California, other states, including Maryland, Pennsylvania and Rhode Island, require licensing of out-of-state laboratories under certain circumstances.

FDA Regulation of Medical Devices

Our products, product candidates and operations are subject to extensive regulation by the United States Food and Drug Administration, or FDA, and other federal and state authorities in the United States. Our testing products are subject to regulation as medical devices in the United States under the Federal Food, Drug, and Cosmetic Act, or FDCA, as implemented and enforced by the FDA. The FDA regulates the development, design, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, adverse event reporting, advertising, promotion, marketing and distribution, and import and export of medical devices to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a 510(k) premarket notification, or approval of a premarket approval, or PMA, application. Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the QSR, facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents.

While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life sustaining, life supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. Some pre-amendment devices are unclassified, but are subject to FDA’s premarket notification and clearance process in order to be commercially distributed. Certain of our currently marketed products, including MammaPrint® and MammaPrint® FFPE, are regulated as Class II devices, and have received 510(k) clearances.

510(k) Clearance Marketing Pathway

To obtain 510(k) clearance, a manufacturer must submit to the FDA a premarket notification demonstrating that the proposed device is “substantially equivalent” to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process.

Before the FDA will accept a 510(k) submission for substantive review, the FDA will conduct an acceptance review to assess whether the submission includes all of the information necessary for FDA to conduct a substantive review and reach a determination regarding substantial equivalence. If the FDA determines that the 510(k) submission is incomplete, the FDA will issue a “Refuse to Accept” letter which generally outlines the information the FDA believes is necessary to permit a substantive review and to reach a determination regarding substantial equivalence. An applicant must submit the requested information within 180 days or FDA will consider the application to have been withdrawn. Once the 510(k) submission is accepted for review, by regulation, the FDA’s goal is to review the application and issue a determination within 90 calendar. As a practical matter, clearance may take and often takes longer. Upon review, the FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. In addition, FDA collects user fees for certain medical device submissions and annual fees and for medical device establishments.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, for example, due to a finding of a lack of a predicate device, that the device has a new intended use or different technological characteristics that raise different questions of safety or effectiveness when the device is compared to the cited predicate device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the “de novo” process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, PMA approval or de novo reclassification. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k), de novo request or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until 510(k) marketing clearance or PMA approval is obtained or a de novo request is granted. Also, in these circumstances, the manufacturer may be subject to significant regulatory fines or penalties.

Over the last several years, the FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) clearance process for their products. For example, in November 2018, FDA officials announced steps that the FDA intended to take to modernize the premarket notification pathway under Section 510(k) of the FDCA. Among other things, the FDA announced that it planned to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals included plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. These proposals have not yet been finalized or adopted, although the FDA may work with Congress to implement such proposals through legislation.

More recently, in September 2019, the FDA issued revised final guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA has developed and maintains a list device types appropriate for the “safety and performance based” pathway and continues to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as recommended testing methods, where feasible.

PMA Approval Pathway

Class III devices require PMA approval before they can be marketed, although some pre-amendment Class III devices for which FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is safe and effective, and the PMA must be supported by extensive data, including data from preclinical studies and human clinical trials. The

PMA must also contain a full description of the device and its components, a full description of the methods, facilities, and controls used for manufacturing, and proposed labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA’s review often takes significantly longer, and can take up to several years. An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QSR. PMA applications are also subject to the payment of user fees.

The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). The FDA may approve a PMA with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported PMA approval or requirements to conduct additional clinical studies post-approval. The FDA may condition PMA approval on some form of post-market surveillance when deemed necessary to protect the public health or to provide additional safety and efficacy data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to the FDA on the clinical status of those patients. Failure to comply with the conditions of approval can result in material adverse enforcement action, including withdrawal of the approval.

Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, which affect the safety or effectiveness of the device, require submission of a PMA supplement. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the data that were submitted with the original PMA are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness. None of our products are currently marketed pursuant to a PMA.

De novo classification process

Medical device types that the FDA has not previously classified as Class I, II, or III are automatically classified into Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a route to market for low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification procedure. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. Prior to the enactment of the Food and Drug Administration Safety and Innovation Act, or FDASIA, in July 2012, a medical device could only be eligible for de novo classification if the manufacturer first submitted a 510(k) pre-market notification and received a determination from the

FDA that the device was not substantially equivalent. FDASIA streamlined the de novo classification pathway by permitting manufacturers to request de novo classification directly without first submitting a 510(k) pre-market notification to the FDA and receiving a not-substantially equivalent determination. De novo classification requests also are subject to the payment of user fees.

Under FDASIA, FDA is required to classify the device within 120 days following receipt of the de novo request, although the process may take significantly longer. If the manufacturer seeks reclassification into Class II, the manufacturer must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. If FDA grants the de novo request, the device may be legally marketed in the United States. However, the FDA may reject the request if the FDA identifies a legally marketed predicate device that would be appropriate for a 510(k) notification, determines that the device is not low-to-moderate risk, or determines that general controls would be inadequate to control the risks and/or special controls cannot be developed. In the event the FDA determines the data and information submitted demonstrate that general controls or general and special controls are adequate to provide reasonable assurance of safety and effectiveness, the FDA will grant the de novo request for classification. When the FDA grants a de novo request for classification, the device is granted marketing authorization and further can serve as a predicate for future devices of that type, through a 510(k) premarket notification. After a device receives de novo classification, any modification that could significantly affect its safety or efficacy, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, another de novo request or even PMA approval.

Clinical Trials

Clinical trials are almost always required to support a PMA or a de novo request, and are sometimes required to support 510(k) submissions. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA’s investigational device exemption, or IDE, regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk” to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. If the device under evaluation does not present a significant risk to human health, then the device sponsor is not required to submit an IDE application to the FDA before initiating human clinical trials, but must still comply with abbreviated IDE requirements when conducting such trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.

Regardless of the degree of risk presented by the medical device, clinical studies must be approved by, and conducted under the oversight of, an Institutional Review Board, or IRB, for each clinical site. The IRB is responsible for the initial and continuing review of the IDE, and may pose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements. Acceptance of an IDE application for review does not guarantee that the FDA will allow the IDE to become effective and, if it does become effective, the FDA may or may not determine that the data derived from the trials support the safety and effectiveness of the device or warrant the continuation of clinical trials. An IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study plan or the rights, safety or welfare of human subjects.

During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA’s regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and recordkeeping requirements. Additionally, after a trial begins, the trial sponsor, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits.

Breakthrough Device Designation

Following passage of the 21st Century Cures Act, the FDA implemented the Breakthrough Devices Program, which is a voluntary program offered to manufacturers of certain medical devices and device-led combination products that may provide for more effective treatment or diagnosis of life-threatening or irreversibly debilitating diseases or conditions. The goal of the program is to provide patients and health care providers with more timely access to qualifying devices by expediting their development, assessment and review, while preserving the statutory standards for PMA approval, 510(k) clearance and de novo classification. The program is available to medical devices that meet certain eligibility criteria, including that the device provides more effective treatment or diagnosis of life-threatening or irreversibly debilitating diseases or conditions, and that the device meets one of the following criteria: (i) the device represents a breakthrough technology, (ii) no approved or cleared alternatives exist, (iii) the device offers significant advantages over existing approved or cleared alternatives, or (iv) the availability of the device is in the best interest of patients. Breakthrough Device designation provides certain benefits to device developers, including more interactive and timely communications with FDA staff, use of postmarket data collection, when scientifically appropriate, to facilitate expedited and efficient development and review of the device, opportunities for efficient and flexible clinical study design, and prioritized review of premarket submissions.

Post-market Regulation

After a device is authorized for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

•	establishment registration and device listing with the FDA;

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QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of investigational products, or the promotion of “off-label” uses of authorized products;

•	requirements related to promotional activities;

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clearance or approval of product modifications to cleared devices or devices authorized through the de novo classification process that could significantly affect safety or effectiveness, or that would constitute a major change in intended use of such devices, or approval of certain modifications to PMA-approved devices;

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medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

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correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

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complying with requirements governing Unique Device Identifiers on devices and also requiring the submission of certain information about each device to the FDA’s Global Unique Device Identification Database;

•	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

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post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Manufacturing processes for medical devices are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. As a manufacturer, we are subject to periodic scheduled or unscheduled inspections by the FDA. Failure to maintain compliance with the QSR requirements could result in the shutdown of, or restrictions on, manufacturing operations and the recall or seizure of marketed products. The discovery of previously unknown problems with marketed medical devices, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that a manufacturer has failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

•	warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•	recalls, withdrawals, or administrative detention or product seizures;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

•	withdrawing 510(k) clearances or PMA approvals that have already been granted;

•	refusal to grant export approvals for; or

•	criminal prosecution.

Federal Oversight of Laboratory Developed Tests

Certain of our genomic tests are marketed as laboratory developed tests. The laws and regulations governing the marketing of clinical laboratory testing and diagnostic products are evolving, extremely complex and, in many instances, there are no significant regulatory or judicial interpretations of these laws and regulations. Clinical laboratory tests are regulated under CLIA, as administered by CMS, as well as by applicable state laws. In addition, the FDCA defines a medical device to include any instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent, or other similar or related article, including a component part, or accessory, intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment, or prevention of disease, in man or other animals. Among other things, pursuant to the FDCA and its implementing regulations, the FDA regulates the research, testing, manufacturing, safety, labeling, storage, recordkeeping, pre-market clearance or approval, marketing and promotion, and sales and distribution of medical devices in the United States to ensure that medical products distributed domestically are safe and effective for their intended uses. In addition, the FDA regulates the export of medical devices manufactured in the United States to international markets.

Although the FDA has statutory authority to assure that medical devices are safe and effective for their intended uses, the FDA has generally exercised its enforcement discretion and not enforced applicable regulations with respect to in vitro diagnostics that are designed, manufactured, and used within a single laboratory for use only in that laboratory. These tests are referred to as laboratory developed tests, or LDTs. We believe certain of our testing products qualify as LDTs and, thus, are currently being marketed pursuant to the FDA’s enforcement discretion.

Legislative and administrative proposals to clarify or amend FDA’s oversight of LDTs have been introduced in recent years and we expect that new legislative and administrative proposals regarding the regulation of LDTs will continue to be introduced from time to time. It is possible that legislation could be enacted into law or regulations or guidance could be issued by the FDA which may result in new or increased regulatory requirements for us to continue to offer our LDTs or to develop and introduce new tests as LDTs. For example, in recent years, FDA has stated its intention to modify its enforcement discretion policy with respect to LDTs. Specifically, on July 31, 2014, the FDA notified Congress of its intent to modify, in a risk-based manner, its policy of enforcement discretion with respect to LDTs. On October 3, 2014, the FDA issued two draft guidance documents titled “Framework for Regulatory Oversight of Laboratory Developed Tests (LDTs),” or the Framework Guidance, and “FDA Notification and Medical Device Reporting for Laboratory Developed Tests (LDTs),” or the Reporting Guidance. The Framework Guidance stated that FDA intends to modify its policy of enforcement discretion with respect to LDTs in a risk-based manner consistent with the classification of medical devices generally in Classes I through III. The Reporting Guidance would have further enabled FDA to collect information regarding the LDTs currently being offered for clinical use through a notification process, as well as to enforce its regulations for reporting safety issues and collecting information on any known or suspected adverse events related to the use of an LDT.

On November 18, 2016, the FDA announced that it would not finalize either guidance document to allow for further public discussion on an appropriate oversight approach to LDTs and to give Congressional authorizing committees the opportunity to develop a legislative solution, and the FDA issued a discussion paper on possible approaches to LDT regulation in January 2017. The FDA could ultimately modify its current approach to LDTs in a way that would subject LDTs to additional regulatory requirements. Moreover, legislative measures could likewise result in a change to the approach to FDA’s regulation over LDTs, including a requirement for premarket review of LDTs, among other things.

On June 24, 2021, the United States Congress continued its effort to establish a new, risk-based framework for the review and approval of LDTs that would accelerate innovation and improve the quality of testing, reintroduced a revised version of the Verifying Accurate Leading-edge IVCT Development (VALID) Act. In its initial construction, the VALID Act may have a significant impact on clinical laboratories as they will need to comply with several new requirements, including:

•	Registration and listing with FDA;

•	Quality requirements;

•	Investigational studies;

•	Premarket review and approval or clearance;

•	Adverse event reporting; and

•	Corrections and removals.

While the VALID Act outlines a framework for these elements (among others), the law, if enacted, would direct FDA over the following years to promulgate regulations and issue guidance documents, giving clinical laboratories and others the opportunity to participate in shaping the new IVCT regulatory program.

Europe: In Vitro Diagnostic Regulation

We commercialize our MammaPrint and BluePrint test in Europe, and we are subject to regulatory oversight of these in vitro diagnostic, or IVD, tests as a medical device under the In vitro Diagnostic Directive, or IVDD. Accordingly, we are subject to ongoing compliance with ISO standards and regulatory oversight. This includes routine inspections by an EU notified body, which is an entity accredited by an EU Member State that evaluates whether a product or test placed on the market meets certain Quality Management System requirements and complies ISO 13485:2016. ISO 13485:2016 establishes extensive requirements for quality assurance as well as design and development, purchasing controls, manufacturing change controls and post-market surveillance amongst other requirements. The European Union adopted the In vitro Diagnostics Regulation, or IVDR, which will increase the regulatory requirements applicable to IVDs in the EU and would require that we obtain an IVDR Certification. Notified bodies will have to allocate additional time to conduct product technical file reviews and on site audits. IVD organizations shall implement additional quality system requirements, undergo technical file reviews, successfully complete audits and obtain a certification from the accredited Notified bodies in order to be able commercialize IVDs in the EU after May 26, 2022. We are currently implementing the new IVDR requirements and plans to obtain IVDR Certification prior to May 26, 2022.

Healthcare Fraud and Abuse Laws

We are subject to a number of federal and state healthcare regulatory laws that restrict certain business practices in the healthcare industry. These laws include, but are not limited to, federal and state anti-kickback, false claims, self-referral and other healthcare fraud and abuse laws.

The federal Anti-Kickback Statute, or AKS, prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, in cash or kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The AKS includes statutory exceptions and regulatory safe harbors that protect certain arrangements. Failure to meet the requirements of the safe harbor, however, does not render an arrangement illegal. Rather, the government may evaluate such arrangements on a case-by-case basis, taking into account all facts and circumstances, including the parties’ intent and the arrangement’s potential for abuse, and may be subject to greater scrutiny by enforcement agencies.

The Stark Law prohibits a physician who has a financial relationship, or who has an immediate family member who has a financial relationship, with entities providing designated health services, or DHS, which includes clinical laboratory services, from referring Medicare and Medicaid patients to such entities for the furnishing of DHS, unless an exception applies. The Stark Law also prohibits the entity from billing for any such prohibited referral. Unlike the AKS, the Stark Law is violated if the financial arrangement does not meet an applicable exception, regardless of any intent by the parties to induce or reward referrals or the reasons for the financial relationship and the referral.

The Federal False Claims Act, or FCA, prohibits a person from knowingly presenting, or caused to be presented, a false or fraudulent request for payment from the federal government, or from making a false statement or using a false record to have a claim approved. The FCA further provides that a lawsuit thereunder may be initiated in the name of the United States by an individual, a “whistleblower,” who is an original source of the allegations. Moreover, the government may assert that a claim including items and services resulting from a violation of the AKS or the Stark Law constitutes a false or fraudulent claim for purposes of the civil False Claims Act. Penalties for a violation of the FCA include fines for each false claim, plus up to three times the amount of damages caused by each false claim.

Further, the Civil Monetary Penalties Statute authorizes the imposition of civil monetary penalties, assessments and exclusion against an individual or entity based on a variety of prohibited conduct, including, but not limited to offering remuneration to a federal health care program beneficiary that the individual or entity knows or should know is likely to influence the beneficiary to order or receive health care items or services from a particular provider.

Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, known as the HITECH Act, and their implementing regulations, collectively known as HIPAA, also established federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the AKS, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

The Physician Payments Sunshine Act also imposes annual reporting requirements on manufacturers of certain devices, drugs and biologics for certain payments and transfers of value by them and in some cases their distributors to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other health care providers beginning in 2022, and teaching hospitals, as well as ownership and investment interests held by physicians (as defined under the statute) and their immediate family members. Any failure to comply with these reporting requirements could result in significant fines and penalties. Because we currently manufacture our own LDTs solely for use by or within our own laboratory, we believe that we are currently exempt from these reporting requirements. We cannot assure you, however, that the government will agree with our determination, and a determination that we have violated these laws and regulations, or a public announcement that we are being investigated for possible violations, could adversely affect our business, prospects, results of operations or financial condition.

Several states in which we operate have also adopted similar fraud and abuse laws as described above. The scope of these laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. Some state fraud and abuse laws, including California, apply to items or services reimbursed by any payor, including patients and commercial insurers, not just those reimbursed by a federally funded healthcare program.

Violation of any of these laws or any other governmental regulations that apply may result in significant penalties, including, without limitation, administrative civil and criminal penalties, damages, disgorgement, fines, additional reporting requirements and compliance oversight obligations, contractual damages, the curtailment or restructuring of operations, exclusion from participation in governmental healthcare programs and/ or imprisonment.

In October 2020, we received an anonymous complaint through our internal reporting hotline regarding certain sales and marketing programs and physician and other referral source arrangements. We conducted a fulsome investigation with the assistance of outside counsel. Following the investigation, in June 2021, we made preliminary disclosures to the OIG under the OIG’s Provider Self-Disclosure Protocol, as well as to our OIG monitor under the CIA, disclosing these arrangements as potential violations of the AKS and Stark Law. Based on estimates of the total remuneration provided to potential referral sources under these arrangements, we recorded an accrual of $0.7 million for this matter as of December 31, 2020. Our review is ongoing and we intend to cooperate with the OIG in its review of this matter. There can be no assurance that OIG will agree to resolve the matter for the estimated amount or that the OIG may require a materially greater amount to resolve the matter.

Corporate Integrity Agreement

In June 2020, we entered into a settlement with the United States Department of Justice, or DOJ, to resolve a qui tam litigation matter that alleged that we conspired with hospitals to delay ordering MammaPrint tests for patients to circumvent Medicare’s “14-Day Rule” to enable us to bill Medicare directly for the tests. During the period covered by the DOJ settlement, Medicare’s “14-Day Rule” then in effect prohibited laboratories from separately billing Medicare for tests performed on specimens if a physician ordered the test within 14 days of a patient’s discharge from a hospital; instead, the laboratories were required to bill the hospital for such tests. Following the DOJ settlement, we entered into a five-year Corporate Integrity Agreement, or CIA, with the United States Department of Health and Human Services Office of Inspector General, or OIG, effective January 13, 2021. The CIA requires, among other matters, that we maintain a Compliance Officer, a Compliance Committee, board review and oversight of healthcare compliance matters, compliance programs, and disclosure programs; provide management certifications and compliance training and education; engage an independent review organization to conduct claims reviews; implement a risk assessment and internal review process; and submit periodic reports to the OIG regarding our compliance program and CIA implementation. The CIA also requires us to report substantial overpayments that we discover we received from federal health care programs, as well as probable violations of federal health care laws. Our failure to comply with our obligations under the CIA could result in monetary penalties and our exclusion from participating in federal healthcare programs. In addition, the costs associated with compliance with the CIA, or any liability or consequences associated with its breach, could have an adverse effect on our operations, liquidity and financial condition.

Government and Third-Party Payor Reimbursement and Billing for Clinical Laboratory Services

Medicare coverage is limited to items and services that are within the scope of a Medicare benefit category that are reasonable and necessary for the diagnosis or treatment of an illness or injury. With respect to Medicare coverage, Palmetto GBA, the MAC responsible for administering Medicare’s molecular diagnostic services program, or the MolDX Program, maintains an LCD that provides coverage for our MammaPrint test. The MAC responsible for administering Medicare claims submitted by our laboratory, Noridian Healthcare Solutions, has adopted Palmetto’s positive coverage policy, along with a related local coverage article that identifies a unique billing identifier for this test. Medicare does not currently provide coverage for our BluePrint test.

Under Medicare, payment for our MammaPrint tests are generally made under the Clinical Laboratory Fee Schedule, or CLFS, with payment amounts assigned to specific procedure billing codes. In April 2014, Congress passed the Protecting Access to Medicare Act, or PAMA, which included substantial changes to the way in which clinical laboratory services will be paid under Medicare. Under PAMA, laboratories that receive the majority of their Medicare revenue from payments made under the CLFS or the Medicare Physician Fee Schedule are required to report to CMS, beginning in 2017 and every three years thereafter (or annually for “advanced diagnostic laboratory tests”), private payor payment rates and volumes for their tests. Laboratories that fail to report the required payment information may be subject to substantial civil monetary penalties. As required under PAMA, CMS uses the rates and volumes reported by laboratories to develop Medicare payment rates for laboratory tests equal to the volume-weighted median of the private payor payment rates for the tests.

On June 23, 2016, CMS published the final rule implementing the reporting and rate-setting requirements under PAMA. For tests furnished on or after January 1, 2018, Medicare payments for clinical diagnostic laboratory tests are based upon these reported private payor rates. For clinical diagnostic laboratory tests that are assigned a new or substantially revised CPT code, initial payment rates will be assigned either through the crosswalk or gap-fill methodology, as under prior law. Crosswalking occurs when a new test or substantially revised test is determined to be similar to an existing test, multiple existing test codes, or a portion of an existing test code, which can then be utilized to determine a payment. Gap-filling occurs when no comparable, existing test is available, in which case the MACs determine local payment rates which are then used by CMS to establish a national limitation amount, or NLA. Initial payment rates for new advanced diagnostic laboratory tests will be based on the actual list charge for the laboratory test. Under CMS’ final rule implementing PAMA, any reductions to payment rates resulting from the new methodology were originally limited to 10% per test per year in each of the years 2018 through 2020 and to 15% per test per year in each of the years 2021 through 2023. The Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, signed into law on March 27, 2020, amended CMS’s phased-in approach by capping payment reductions under PAMA at 0% for 2021 and suspending data reporting for one year. Reporting was not required between January 1, 2020 to December 31, 2020 and will instead be required between January 1, 2022 and March 31, 2022. Additionally, the next round of rate reductions was delayed from 2021 until 2022, with tests receiving cuts of up to 15% a year from 2022 through 2024.

PAMA also authorizes the adoption of new, temporary billing codes and unique test identifiers for FDA-cleared or approved tests, as well as advanced diagnostic laboratory tests. The AMA’s CPT Editorial Panel created a new section of billing codes to supplement the AMA’s existing Category I CPT code set and to facilitate implementation of this section of PAMA. These proprietary laboratory analyses codes, or PLA codes, may be requested by a clinical laboratory or manufacturer to specifically identify their test. If approved, the codes are issued by the AMA on a quarterly basis. While our testing products are not presently identified by any PLA codes, we may choose to seek a specific PLA code or codes to describe some of our testing products in the future.

Billing for testing is complicated. Depending on the billing arrangement and applicable law, we must bill various payors, such as insurance companies, Medicare, Medicaid, physicians, hospitals, employer groups and patients, all of which have different billing requirements. Additionally, compliance with applicable laws and regulations as well as internal compliance policies and procedures adds further complexity to the billing process. Changes in laws and regulations could negatively impact our ability to bill our clients or increase our costs. CMS also establishes new procedures and continuously evaluates and implements changes to the coverage criteria and reimbursement process for billing government programs. There is a potential that missing or incorrect information on test requisitions will add complexity to and slow the billing process, create backlogs of unbilled tests, or generally increase the aging of accounts receivable and bad debt expense. Failure to timely and correctly bill for testing services may lead to our not being reimbursed for our services or an increase in the aging of our accounts receivable, which could adversely affect our results of operations and cash flows.

Revenue from governmental and third-party payors can be retroactively adjusted after a new examination during the claims settlement process or as a result of post-payment audits. For example, Medicare reimbursement claims made by healthcare providers and suppliers are subject to audit from time to time by governmental and third-party payors and their agents. To ensure compliance with Medicare, Medicaid and other requirements and regulations, government agencies or their agents (including Recovery Audit Contractors, or RACs, Unified Program Integrity Contractors, or UPICs, and other contractors operating under the Medicare and Medicaid programs) often conduct audits and request customer records and other documents to support claims submitted for payment of services rendered and compliance with government program claim submission requirements. Private payors conduct similar audits to ensure claims align with coverage requirements and may take legal action to recover alleged overpayments. Negative audit findings or allegations of fraud or abuse may subject us to liability, including but not limited to overpayment liability, refunds or recoupments of previously paid claims, payment suspension, or the revocation of billing or payment privileges in governmental healthcare programs or termination of arrangements with third-party payors. Failure to comply with applicable laws relating to billing federal healthcare programs could also lead to various penalties, including but not limited to:

•	overpayments and recoupments of reimbursement received;

•	exclusion from participation in Medicare/Medicaid programs;

•	asset forfeitures;

•	civil and criminal fines and penalties; and

•	the loss of various licenses, certificates and authorizations necessary to operate our business.

Any of these penalties or sanctions could have a material adverse effect on our results of operations or cash flows.

Healthcare Reform

In March 2010, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, collectively the Affordable Care Act, or ACA, was enacted in the United States The ACA made a number of substantial changes to the way healthcare is financed by governmental and private insurers. The ACA, among other things, included provisions governing enrollment in federal and state healthcare programs, reimbursement matters and fraud and abuse, which we expect will impact our industry and our operations in ways that we cannot currently predict.

Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the United States Supreme Court dismissed the most recent judicial challenge to the ACA without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order initiating a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare. It is unclear how other healthcare reform measures of the Biden administration or other efforts, if any, to challenge, repeal or replace the ACA will impact the ACA or our business.

Other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year pursuant to the Budget Control Act of 2011, which went into effect on April 1, 2013, and due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through December 31, 2021, unless additional Congressional action is taken. The American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additional state and federal health care reform measures may also be adopted in the future, any of which could have a material adverse effect on the clinical laboratory industry.

Regulation in the European Union

Regulation of Medical Devices in the European Union

The European Union, or EU, has adopted specific directives and regulations regulating the design, manufacture, clinical investigations, conformity assessment, labeling and adverse event reporting for medical devices (including in vitro diagnostic medical devices).

In the EU, there is currently no premarket government review of medical devices. However, the EU requires that all in vitro diagnostic medical devices placed on the market in the EU must meet the essential requirements of the EU In Vitro Diagnostic Medical Devices Directive, or Directive 98/79/EC, or the IVDD, including the requirement that an in vitro diagnostic medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must achieve the performances intended by the manufacturer and be designed, manufactured, and packaged in a suitable manner. The European Commission has adopted various standards applicable to medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the essential requirements as a practical matter as it creates a rebuttable presumption that the device satisfies that essential requirement.

Compliance with the essential requirements of the IVDD is a prerequisite for European Conformity Marking, or CE-Mark, without which in vitro diagnostic medical devices cannot be marketed or sold in the EU. To demonstrate compliance with the essential requirements laid down in Annex I to the IVDD, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. As a general rule, demonstration of conformity of in vitro diagnostic medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. Except for (general) in vitro diagnostic medical devices, where the manufacturer can self-declare the conformity of its products with the essential requirements, a conformity assessment procedure requires the intervention of a notified body. Notified bodies are independent organizations designated by EU member states to assess the conformity of devices before being placed on the market. A notified body would typically audit and examine a product’s technical dossiers and the manufacturers’ quality system (notified body must presume that quality systems which implement the relevant harmonized standards – which is ISO 13485:2016 for Quality Management Systems – conform to these requirements). If satisfied that the relevant product conforms to the relevant essential requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE-Mark to the device, which allows the device to be placed on the market throughout the EU.

Throughout the term of the certificate of conformity, the manufacturer will be subject to periodic surveillance audits to verify continued compliance with the applicable requirements. In particular, there will be a new audit by the notified body before it will renew the relevant certificate(s).

All manufacturers placing in vitro diagnostic medical devices into the market in the EU must comply with the EU medical device vigilance system. Under this system, incidents must be reported to the relevant authorities of the EU member states, and manufacturers are required to take Field Safety Corrective Actions, or FSCAs, to reduce a risk of death or serious deterioration in the state of health associated with the use of an in vitro diagnostic medical device that is already placed on the market. An incident is defined as any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labeling or the instructions for use which, directly or indirectly, might lead to or might have led to the death of a patient or user or of other persons or to a serious deterioration in their state of health. An FSCA may include the recall, modification, exchange, destruction or retrofitting of the device. FSCAs must be communicated by the manufacturer or its legal representative to its customers and/or to the end users of the device through Field Safety Notices.

The advertising and promotion of in vitro diagnostic medical devices is subject to some general principles set forth by EU directives. According to the IVDD, only devices that are CE-marked may be marketed and advertised in the EU in accordance with their intended purpose. Directive 2006/114/EC concerning misleading and comparative advertising and Directive 2005/29/EC on unfair commercial practices, while not specific to the advertising of medical devices, also apply to the advertising thereof and contain general rules, for example requiring that advertisements are evidenced, balanced and not misleading. Specific requirements are defined at national level. EU member states laws related to the advertising and promotion of medical devices, which vary between jurisdictions, may limit or restrict the advertising and promotion of products to the general public and may impose limitations on promotional activities with healthcare professionals.

Many member states in the EU have adopted specific anti-gift statutes that further limit commercial practices for medical devices (including in vitro diagnostic medical devices), in particular vis-à-vis healthcare professionals and organizations. Additionally, there has been a recent trend of increased regulation of payments and transfers of value provided to healthcare professionals or entities. In addition, many EU member states have adopted national “Sunshine Acts” which impose reporting and transparency requirements (often on an annual basis), similar to the requirements in the United States, on medical device manufacturers. Certain countries also mandate implementation of commercial compliance programs.

In the EU, regulatory authorities have the power to carry out announced and, if necessary, unannounced inspections of companies, as well as suppliers and/or sub-contractors and, where necessary, the facilities of professional users. Failure to comply with regulatory requirements (as applicable) could require time and resources to respond to the regulatory authorities’ observations and to implement corrective and preventive actions, as appropriate. Regulatory authorities have broad compliance and enforcement powers and if such issues cannot be resolved to their satisfaction can take a variety of actions, including untitled or warning letters, fines, consent decrees, injunctions, or civil or criminal penalties.

The EU regulatory landscape concerning medical devices is evolving. On April 5, 2017 Regulation (EU) 2017/746 of the European Parliament and of the Council on in vitro diagnostic medical devices and repealing Directive 98/79/EC and Commission Decision 2010/227/EU, or the IVDR, was adopted to establish a modernized and more robust EU legislative framework, with the aim of ensuring better protection of public health and patient safety. Unlike directives, the IVDR does not need to be transposed into national law and therefore reduces the risk of discrepancies in interpretation across the different European markets.

The IVDR will become applicable five years after publication (on May 26, 2022). Once applicable, the IVDR will among other things:

•	strengthen the rules on placing devices on the market and reinforce surveillance once they are available;

•	establish explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;

•	establish explicit provisions on importers’ and distributors’ obligations and responsibilities;

•	impose an obligation to identify a responsible person who is ultimately responsible for all aspects of compliance with the requirements of the new regulation;

•

improve the traceability of medical devices throughout the supply chain to the end-user or patient through the introduction of a unique identification number, to increase the ability of manufacturers and regulatory authorities to trace specific devices through the supply chain and to facilitate the prompt and efficient recall of medical devices that have been found to present a safety risk;

•	set up a central database (Eudamed) to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and

•	strengthen rules for the assessment of certain high-risk devices that may have to undergo an additional check by experts before they are placed on the market.

Regulations Related to Clinical Laboratories in the European Union

The EU does not have an overarching law or regulation that governs the legal framework surrounding the operations of clinical laboratories in a way that would be analogous to CLIA in the United States. However, EU member states’ laws may affect how our business as a testing service provider is carried out.

Other laws and guidelines that impact clinical laboratories work include the Convention for the Protection of Human Rights and Dignity of the Human Being with regard to the Application of Biology and Medicine, the Declaration of Helsinki adopted by the World Medical Association and related codes of conduct and guidelines issued by the relevant research ethics committees.

Brexit

The IVDR will not be applicable in Great Britain due to Brexit. Existing EU directives governing all medical devices, including in vitro diagnostic medical devices have been given effect in domestic law through the Medical Devices Regulations 2002 (SI 2002 No 618, as amended). This means that from January 1, 2021, the Great Britain route to market is still based on the requirements derived from the pre-existing EU legislation. As a standalone regulatory body, the Medicines and Healthcare products Regulatory Agency, or MHRA, is responsible for regulating medical devices in Great Britain (England, Scotland and Wales). The MHRA may choose to align with the IVDR going forward with respect to LDTs, respectively, or retain regulatory flexibility through domestic legislation which will continue to be monitored. The United Kingdom government has introduced a new Medicines and Medical Devices bill which allows the secretary of state to amend or supplement the Medical Devices Regulations 2002 (SI 2002/618). In addition, the Trade Deal between the United Kingdom and the European Union generally provides for cooperation and exchange of information between the parties in the areas of product safety and compliance, including market surveillance, enforcement activities and measures, standardization related activities, exchanges of officials, and coordinated product recalls. As such, processes for compliance and reporting should reflect requirements from regulatory authorities.

CE Marks issued by European Union recognized notified bodies will continue to be valid in Great Britain, until 30 June 2023. For medical devices placed on the Great Britain market after this period, the UK Conformity Assessment, or UKCA, marking will be mandatory. The European Union no longer recognizes conformity assessment activities performed by United Kingdom notified bodies for medical devices placed on the market since January 1, 2021. Notified bodies must be located in an European Union member state, or territory where there is a mutual recognition agreement, or MRA; there is (currently) no such MRA between the UK and the EU.

Coverage and Reimbursement

In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific product lines and procedures. In the EU, member states impose controls on whether products are reimbursable by national or regional health service providers and on the prices at which devices are reimbursed under state-run healthcare schemes. More and more, local, product specific reimbursement law is applied as an overlay to medical device regulation, which has provided an additional layer of clearance requirement.

Data Privacy & Security

We are subject to a number of federal, state and foreign laws and regulations that govern the collection, use, disclosure, and protection of health-related and other personal information. In the United States, such laws and regulations include health information privacy, data protection and security laws, data breach notification laws, and consumer protection laws and regulations, such as Section 5 of the Federal Trade Commission Act. For example, HIPAA imposes obligations on “covered entities,” including certain healthcare providers, such as us, health plans, and healthcare clearinghouses, and their respective “business associates” that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, as well as their covered subcontractors with respect to safeguarding the privacy, security and transmission of individually identifiable health information. Entities that are found to be in violation of HIPAA, whether as the result of a breach of unsecured PHI, a complaint about privacy practices, or an audit by HHS, may be subject to significant civil, criminal, and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance.

In addition, certain state and non-United States laws, such as the CCPA, the CPRA, the GDPR, the UK GDPR and the UK Data Protection Act 2018, govern the privacy and security of personal information, including health-related information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Failure to comply with these laws, where applicable, can result in claims, litigations, regulatory investigations and other proceedings, and the imposition of significant civil and/or criminal penalties and private litigation. Privacy, data protection and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in claims, investigations, proceedings, or actions that lead to significant civil and/or criminal penalties, other liabilities, and restrictions on data use, storage, and other processing.

Legal

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. Regardless of outcome, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, negative publicity, reputational harm and other factors, and there can be no assurances that favorable outcomes will be obtained. We are not currently a party to any material legal proceedings. For additional information relating to our corporate integrity agreement, see the section entitled “Government Regulation—United States Regulation—Corporate Integrity Agreement.”

Facilities

We lease a total of approximately 45,000 square feet of office and laboratory space in the United States and The Netherlands. Our corporate headquarters are located in Irvine, California where we occupy approximately 29,000 square feet, including 13,000 square feet of office and laboratory space under a lease that ends in July 2025 and 16,000 square feet of office space in a separate facility under a lease that ends in July 2023. We also lease approximately 16,000 square feet of space in Amsterdam, The Netherlands under a lease that expires November 2024. We believe our existing facilities meet our current needs. We may need additional space in the future as we continue to build our development, commercial and support teams. We believe we can find suitable additional space in the future on commercially reasonable terms.

Employees and Human Capital

As of June 30, 2021, we had a total of 223 employees, 207 of whom were full-time employees. 174 of our employees are based within the United States and 49 are based within The Netherlands and Europe. Our United States employees are located at our corporate headquarters in Irvine, California, our European Center of R&D Excellence and innovation in the Netherlands and other locations inside and outside the United States. None of our employees are represented by any collective bargaining agreements. We believe that we maintain good relations with our employees.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of share-based compensation awards and cash-based performance bonus awards.

MANAGEMENT

The following table presents information about our directors and executive officers:

Name	Age	Position
Executive Officers
Mark R. Straley		Chief Executive Officer and Executive Director
Brian B. Dow		Chief Financial Officer
Kurt Becker		Chief Operating Officer
Non-Executive Directors
Patrick J. Balthrop		Director and Chairman of the Board
An van Es-Johansson		Director
Erik Esveld		Director
François Ferré		Director
Laurie Heilmann		Director
Peter Stein		Director
Christoph Waer		Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and corporate governance committee

Unless otherwise indicated, the current business addresses for the members of our board of directors is c/o Agendia Inc. USA, 22 Morgan, Irvine, CA 92618.

Board of Directors

We will have a one-tier board structure immediately upon the effectiveness of our Articles of Association, which will occur immediately prior to the completion of this offering. Our business and affairs are managed under the direction of our board of directors, which is divided into executive directors and non-executive directors.

Under Dutch law, the board of directors is collectively responsible for the management and the strategy, policy and operations of the company, subject to the restrictions contained in Dutch law, our Articles of Association and our board rules and charters. The executive officers and executive director manage the day-to-day business and operations of the company and its enterprise and implement our strategy. The non-executive directors focus on the supervision, policy and functioning of the performance of the duties of all directors and our general state of affairs, and advise the executive directors. Each director has a statutory duty to act in the corporate interest of the company and its business, and advise the executive directors. Under Dutch law, the corporate interest extends to the interest of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company and its business also applies in the event of a proposed sale or break-up of the company, provided that the specific circumstances generally dictate how such duty is to be applied and how the respective interests of various groups of stakeholders should be weighed. Any resolution of the board of directors regarding a material change in the identity or character of the company requires the approval of the general meeting of shareholders.

Under Dutch law, executive and non-executive directors are appointed and reappointed by the general meeting of shareholders. Pursuant to our Articles of Association, executive and non-executive directors are appointed by the general meeting of shareholders upon the binding nomination by our board of directors, who are required to act in accordance with the provisions of the Articles of Association. Under our Articles of Association, such nomination is binding, but the general meeting of shareholders may at all times overrule the binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the general meeting of shareholders overrules the binding nomination, the board of directors must make a new nomination at a subsequent general meeting of shareholders, where the same majority and quorum requirements will apply. If the general meeting of shareholders does not overrule the binding nomination, the nominated individual will have been appointed.

The DCGC provides the following best practice recommendations on the terms for tenure of directors:

•	executive directors should be appointed for a maximum period of four years, without limiting the number of consecutive terms executive directors may serve; and

•

non-executive directors should be appointed for two consecutive periods of no more than four years. Thereafter, non-executive directors may be reappointed for a maximum of two consecutive periods of no more than two years, provided that the reasons for any reappointment after an eight-year term of office should be disclosed in our statutory annual management report.

Our executive and non-executive directors will initially be reappointed for an individual term of three years.

The general meeting of shareholders shall at all times be entitled to suspend or dismiss a director upon the proposal of the board of directors. A resolution for suspension or dismissal of a director other than pursuant to and in accordance with a proposal thereto by the board of directors requires a resolution of the general meeting adopted with a majority of at least two-thirds of the votes cast representing more than half of the issued capital. In addition, the board of directors may at any time suspend, but not dismiss, an executive director.

Our Articles of Association provide that the board of directors shall draw up rules concerning the organization, decision-making and other internal matters of the board of directors. In performing their duties, the directors are required to observe and comply with such rules.

Executive Directors

Mark R. Straley has served as our Chief Executive Officer and a member of our board (until our conversion to a one-tier board structure in            2021 as a member of our management board) since August 2015, bringing more than 25 years of international experience developing and commercializing clinical diagnostics and laboratory services. Prior to joining Agendia, he served as President, Anatomical Pathology of Thermo Fisher Scientific of Waltham, Massachusetts, from January 2013 to November 2014. Before that, Mr. Straley, served as President and Chief Executive Officer of Metamark Genetics of Cambridge, Massachusetts, a biotech company focusing on the development of prognostic and predictive diagnostic tests for personalized treatment of cancer patients, from November 2010 to November 2012. Prior to his tenure at Metamark Genetics, he held multiple positions at Ortho Clinical Diagnostics, a J&J company, from 2005 to 2010, first as Worldwide Vice President of Marketing and then as Worldwide President. Before that, Mr. Straley held several United States and International positions at Bayer Healthcare from 1995 to 2004 and multiple positions at Abbott Laboratories from 1985 to 1995. Mr. Straley holds a Bachelor of Science degree in Marketing from Miami University.

Brian B. Dow has served as our Chief Financial Officer since June 2020 and as a member of our board from June 2020 until                      2021 (when our board converted to a one-tier board structure) since June 2020. Previously, he served as the Chief Financial Officer, Senior Vice President, Finance and Administration, Treasurer and Secretary of Pulse Biosciences, a medical technology company developing a novel energy-based tissue treatment platform, from November 2015 to December 2019.

Prior to his tenure at Pulse, Mr. Dow served as the Chief Financial Officer of Progyny, Inc., a fertility solutions company, from May 2015 to November 2015. From May 2010 to April 2015, Mr. Dow was the Vice President and Principal Accounting Officer of Pacific Biosciences of California, a leading provider of next generation genetic sequencing instruments. Mr. Dow held a series of financial officer positions with Northstar Neuroscience, Inc., a development stage medical device company, from January 2006 to May 2010, most recently serving as the Chief Financial Officer. Prior to 2006, Mr. Dow had 14 years of increasing responsibilities in financial management of publicly traded companies and in public accounting as a manager with Ernst and Young. Mr. Dow is recognized as a licensed Certified Public Accountant by the Washington State Board of Accountancy and holds a Bachelor of Science in Management from the Georgia Institute of Technology.

Kurt Becker has served as our Chief Operating Officer since January 2018 and as and a member of our board from August 2015 until                      2021 (when our board converted to a one-tier board structure) since January 2018. Previously, he served as our Chief Financial Officer from August 2015 to June 2020. Prior to that role, Mr. Becker was Vice President of Finance and Director of Finance from March 2012 to August 2015. Mr. Becker has more than twenty years of experience in financial management and analytics in healthcare, banking and aerospace industries. Before joining Agendia, he served as Manager, Finance of Alphatec Spine, a medical technology company focused on revolutionizing the approach to spine surgery, from March 2009 to March 2012. Prior to his tenure at Alphatec Spine, Mr. Becker was a Portfolio Strategy Manager of Wells Fargo, a Wachovia Dealer Services company, from February 2007 to March 2009. Before that, he served as Team Lead, Financial Planning and Analysis and Financial Analyst of Goodrich AeroSpace of UTC Aerospace, a Raytheon Technologies subsidiary and one of the world’s largest suppliers of aerospace and defense products, from September 2000 to February 2007. Mr. Becker holds a Master’s of Science in Business Administration degree from San Diego State University with a focus on Finance and a Bachelor’s degree in Finance from the University of Wisconsin-Milwaukee.

Non-Executive Directors

Patrick J. Balthrop is Chairman of our board and has been a member of the board (until our conversion to a one-tier board structure as member of our supervisory board) since April 2017. Beginning February 2016, Mr. Balthrop has served on the board of directors of Oxford Immunotec Global PLC, a diagnostics company, and was its Chairman from June 2019 until March 2021. He has also served as a member of the board of directors of Personalis, Inc., a cancer genomics company, from July 2015 until March 2021. Since January 2015, Mr. Balthrop has been the Founding Principal of Apalachee Ventures, LLC, an investment and advisory firm, and served on the board of directors and as the Chief Executive Officer, President and Director of Luminex Corporation, a diagnostics, tools and devices company, from September 2004 to October 2014. Mr. Balthrop has also served on the board of ChromaCode, Inc. since August 2021. Mr. Balthrop holds a B.S. in Biology from Spring Hill College and an M.B.A. from the Kellogg School of Management at Northwestern University.

We believe Mr. Balthrop is qualified to serve as a member of our board based on his strong management experience in the healthcare and medical device industry.

An van Es-Johansson, M.D. has been a member of our board (until our conversion to a one-tier board structure in            2021 as a member of our supervisory board) since July 2019. Dr. van Es-Johansson previously served as the Chief Medical Officer for AlzeCure Pharma, a Swedish pharmaceutical company primarily focusing on Alzheimer’s disease, from September 2018 to March 2021, and has since served as their Senior Advisor. From May 2005 to September 2018, Dr. van Es-Johansson held various executive roles at Sobi, an international rare disease company headquartered in Stockholm, Sweden, including as Vice President and Head of EMENAR Medical

Affairs for Specialty Care and Partner Products from March 2013 to January 2018. Prior to her tenure at Sobi, Dr. van Es-Johansson served in several leadership positions at large pharmaceutical and small biotechnology companies, including Roche, Pharmacia, Eli Lilly, Active Biotech, and BioStratum. Dr. An van Es-Johansson has served as a director of Plus Therapeutics, Inc., a clinical-stage pharmaceutical company focused on cancer treatments, since January 2020, and has also served on the board of directors at BioInvent International AB (NASDAQ OMX Stockholm) from June 2016 to February 2021. From 2004 to 2016, she was a member of the Scientific Adboard for Uppsala Bio and currently serves on the boards of directors of Medivir AB (NASDAQ Stockholm), Savara, Inc. (NASDAQ: SVRA) and Lumos Pharma, Inc. (NASDAQ: LUMO). Dr. van Es-Johansson received an M.D. from Erasmus University, Rotterdam, The Netherlands.

We believe Dr. van Es-Johansson is qualified to serve as a member of our board based on her extensive medical knowledge and experience in the pharmaceutical industry.

Erik Esveld has been a member of the board (until our conversion to a one-tier board structure in            2021 as a member of our supervisory board) since February 2016. Mr. Esveld has been the Chief Financial Officer of Van Herk Groep since 2001. He has been the chairman of the nomination committee of BioInvent International AB, a biopharmaceutical company that develops antibody-based drugs for cancer therapies, and Immunicum AB since 2013 and 2020, respectively. Mr. Esveld has served on the board of several private companies, including Skyline Holding B.V., Stichting Op Klompen Begoonnen, Stichting Start2Cure, Campus Fraxinus Excelsior B.V., HT Projecktentwicklung GmbH, and De Hoben GmbH. Mr. Esveld received his econometrics degree from Erasmus University of Rotterdam in 1994 and his Executive Master of Finance and Control from Nyenrode University in 2020.

We believe Mr. Esveld is qualified to serve as a member of our board based on his proven experience in the cancer and immuno-oncology therapy space.

François Ferré has been a member of the board (until our conversion to a one-tier board structure in            2021 as a member of our supervisory board) since March 2019. Dr. Ferré has served as Co-Chairman on the board of directors of AltheaDx, Inc., a commercial stage molecular diagnostics company specializing in the field of pharmacogenomics, since May 2013, and as Chairman from its inception in January 2008 to May 2013. Prior to that, Dr. Ferré served as AltheaDx’s Chief Executive Officer from June 2010 to May 2013. In 1998, he co-founded Althea Technologies, Inc., a biotechnology company, and served in a number of senior management positions from April 1998 to October 2008, and currently serves as a director. He is also co-founder and serves as co-CEO of ALMA Life Sciences LLC, an investment and consulting firm in the healthcare space with a focus on early stage ventures since June 2013, and has also served as a Managing Director of Mesa Verde Venture Partners, an early-stage life sciences venture capital firm, since January 2018. Dr. Ferré held various management positions at The Immune Response Corporation, a biotechnology company, from 1990 to 1997 and Cytometrics, a biotechnology company, from 1988 to 1990. He is currently serving on the board of directors of Neuralace since June 2019 and on the board of directors of La Jolla Institute of Immunology since February 2017. Dr. Ferré received his Ph.D. in Molecular Oncology from the Pasteur Institute in Lille, France and did his post-doctoral training at the University of California-San Diego. Dr. Ferré holds a Master of Biochemistry from Paul Sabatier University in Toulouse, France and a Bachelor’s degree in Biochemistry from the Paul Sabatier University in Toulouse, France.

We believe Dr. Ferré is qualified to serve as a member of our board based on his proven expertise in the life sciences and technology industries.

Laurie Heilmann has been a member of the board (until our conversion to a one-tier board structure in            2021 as a member of our supervisory board) since March 2019. Ms. Heilmann served as the Chief Executive Officer of Notable Labs, Inc. from February 2020 until March 2021. Prior to this, she held various positions, including Chief Business Officer and President of Crown Bioscience, a company specializing in preclinical oncology research, where she worked from 2014 until 2019. She also served on the board of Crown bioscience from 2014 to 2019, serving on the compensation committee starting in 2017. Ms. Heilmann was the Vice President of Global Sales and Business Development at Image Metrix – American College of Radiology from 2010 until 2012. Preceding her time at Image Metrix, she co-founded and served as the Senior Vice President of Sales and Business Development at Ockham Development Group Inc., a position she began in 2005. From 1980 until 2005, she held several management positions, including Senior Director of Global Business Development at Spacelabs medical Data in their Cardiovascular Division, Vice-President of Sales and Business Development at Quovadix Life Science technology Start Up, Vice President of sales at PICIS, Inc., and Northwest Territories Regional Vice-President at Cerner Corporation. Ms. Heilmann received her Bachelor of Science in Business Administration from Kennedy Western University in 2006. She earned a RN degree from Ramapo College-Englewood Medical Center in 1977.

We believe Ms. Heilmann is qualified to serve as a member of our board based on her extensive experience in the life sciences industry.

Peter Stein has been a member of the board (until our conversion to a one-tier board structure in 2021 as a member of our supervisory board) since April 2015. Mr. Stein is the Managing Director and Chief Executive Officer of Norgine BV, a specialty pharmaceutical company he has worked with since 1987. He has also been the Managing Director of Norgine Ventures BV, a company that invests in life science companies, since 2013. From 1984 until 1989, Mr. Stein was a co-founder and Vice President of Invitron Corporation. Prior to this, he was a Manager at Centocor for a year. Mr. Stein has also served on the board of various private companies, including Norgine Europe BV, Norgine Ventures BV, and other affiliates of Norgine Europe BV. Mr. Stein holds his Bachelor of Arts and Masters in Chemistry from Harvard University. He also received his Master of Business Administration from Stanford University in 1983.

We believe Mr. Stein is qualified to serve as a member of our board based on his experience building and managing successful life science companies.

Christoph Waer has been a member of the board (until our conversion to a one-tier board structure in 2021 as a member of our supervisory board) since August 2015. Mr. Waer has been the Investment Director of Korys, an investment fund, since April 2020 and has been an advisor at OMX Venture Fund FPCI, a life science venture fund, since November 2019. Previously, he worked as a financial analyst at iPierian, a drug discovery platform that develops therapies for neurodegenerative diseases. Mr. Waer has served on the Audit Committee at reMYND since April 2021 and served the Remuneration Committee of reMYND from November 2018 until March 2021. He also served the board at MyCartis, serving on the Audit Committee from April 2015 until May 2018 and on the Remuneration Committee from February 2016 until May 2019. Mr. Waer received his MSc in International Management from IAE Aix-en-Provence in 2007. He also received his MSc of Bioengineering and Business Economics from KU Leuven in 2012.

We believe Mr. Waer is qualified to serve as a member of our board based on his depth of knowledge surrounding the financial and investment space of the life sciences industry.

Foreign Private Issuer Status

We are a foreign private issuer. As a result, in accordance with Nasdaq rules, we will comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. In accordance with Dutch law and generally accepted business practices, our Articles of Association do not provide quorum requirements generally applicable to general meetings of shareholders in the United States. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock. Although we must provide shareholders with an agenda and other relevant documents for the general meeting of shareholders, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands, thus our practice will vary from the requirement of Nasdaq Listing Rule 5620(b). As permitted by the listing requirements of Nasdaq, we have also opted out of the requirements of Nasdaq Listing Rule 5605(d), which requires an issuer to have a compensation committee that consists entirely of independent directors, and Nasdaq Listing Rule 5605(e), which requires an issuer to have independent director oversight of director nominations. We will also rely on the phase-in rules of the SEC and Nasdaq with respect to the independence of our audit committee. These rules require that all members of our audit committee must meet the independence standard for audit committee members within one year of the effectiveness of the registration statement of which this prospectus forms a part. In addition, we have opted out of shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. For an overview of our corporate governance principles, see “Description of Share Capital and Articles of Association.”

Committees of the Board of Directors

After the completion of this offering, the standing committees of our board of directors will consist of an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

The audit committee, which is expected to consist of              ,             and             , will assist the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements.                 will initially serve as chair of the committee. The audit committee will consist exclusively of non-executive directors who are financially literate. Our board of directors has determined that                 is considered an “audit committee financial expert” as defined by the SEC. The audit committee will be governed by a written charter that complies with the applicable rules and regulations of the SEC and the listing standards of the Nasdaq Stock Market. The charter will be published on our website.

Upon the completion of this offering, the audit committee’s responsibilities will include overseeing and monitoring:

•	the quality and integrity of our financial statements, including oversight of our accounting and financial reporting processes, internal control systems and financial statement audits;

•	our compliance with legal and regulatory requirements;

•	our independent accounting firm’s qualifications, performance and independence and the preparation of the selection of such independent accounting firm;

•	our corporate compliance program, including our code of ethics and anti-corruption compliance policy, and investigating possible violations thereunder;

•	our risk management policies and procedures; and

•	the performance of our internal audit function.

The audit committee will meet as often as one or more members of the audit committee deem necessary, but in any event will meet at least four times per year. The audit committee will meet at least once per year with our independent accountant, without our executive directors being present.

Compensation Committee

The compensation committee, which is expected to consist of              ,             and             , will assist the board of directors in determining officer and director compensation.             will initially serve as chair of the committee. The compensation committee will prepare a proposal for the board of directors concerning the compensation of each of our executive and non-executive directors to be proposed for adoption by the board of directors (for these purposes: the non-executive directors only) and general meeting of shareholders respectively. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. Although foreign private issuers are not required to meet this heightened standard, we expect that all of our expected compensation committee members will meet this heightened standard. The compensation committee will be governed by a written charter that complies with the applicable rules and regulations of the SEC and the listing standards of the Nasdaq Stock Market. The charter will be published on our website.

The purpose of the compensation committee will be to assist our board of directors in discharging responsibilities relating to, among other things:

•	setting our compensation program and compensation of our executive officers and directors;

•	administering our short-term variable compensation and long-term equity incentive plans; and

•	administering the 2021 Plan and the 2021 ESPP.

In addition, the compensation committee will be responsible for preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee, which is expected to consist of                 ,                  and                 , will assist our board in identifying individuals qualified to become members of our board consistent with criteria established by our board and in developing our corporate governance principles.                 will initially serve as chair of the nominating and corporate governance committee.

Upon the completion of this offering, the nominating and corporate governance committee’s responsibilities will include:

•	drawing up selection criteria and appointment procedures for board members;

•	reviewing and evaluating the size and composition of our board and making a proposal for a composition profile of the board at least annually;

•	recommending nominees for election to our board and its corresponding committees;

•	assessing the functioning of individual members of the board and reporting the results of such assessment to the board; and

•	developing and recommending to the board our rules governing the board, reviewing and reassessing the adequacy of such rules governing the board and recommending any proposed changes to the board.

The Nominating and Corporate Governance Committee will be governed by a written charter that complies with the applicable rules and regulations of the SEC and the listing standards of the Nasdaq Stock Market. The charter will be published on our website.

Code of Business Conduct and Ethics

Upon the closing of this offering, we will adopt an updated Code of Business Conduct and Ethics which will cover a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards.

Compensation of Directors and Executive Officers

Dutch law provides that we must establish a policy in respect of the remuneration of our directors. Such policy will address, among other things, the following topics: the fixed and variable components (if any) of the remuneration of our directors, including remuneration in the form of shares and severance payments. Prior to the consummation of this offering, our board of directors will propose, and we expect our shareholders to adopt, a remuneration policy for both the executive and non-executive directors. A remuneration policy may be amended upon the proposal of the board of directors by way of a resolution adopted by our shareholders at a general meeting called for that purpose, with a simple majority of the votes cast. Our non-executive directors will determine the remuneration of our executive directors in accordance with the remuneration policy. Our shareholders will determine the remuneration of our non-executive directors, upon a proposal of the board of directors in accordance with the remuneration policy. Pursuant to our Articles of Association, a proposal by our board of directors with respect to remuneration schemes in the form of shares or rights to shares will be submitted by the board of directors to our shareholders at the general meeting for their approval. This proposal must set out at least the maximum number of shares or rights to shares to be granted to our directors and the criteria for granting and amendment thereof.

Insurance and Indemnification

Our current and future directors have the benefit of indemnification provisions set forth in our Articles of Association. These provisions the indemnified persons the right, to the fullest extent permitted by law, to recover from us amounts, including but not limited to litigation expenses, and any damages they are ordered to pay, in relation to acts or omissions in the performance of their duties. However, no indemnification pursuant to the indemnification provisions shall be made to any indemnified person in respect of any claim, issue or matter as to which such person shall have been adjudged in a final and non-appealable judgment by a competent court or arbitral tribunal to be liable for fraud, willful recklessness (bewuste roekeloosheid), or willful misconduct (opzet) or seriously culpable (ernstig verwijtbaar) in the performance of his or her duty as a director or officer unless a court determines that such person is fairly and reasonably entitled to such compensation despite the adjudication of such liability, as result of a violation of criminal law on the ground that a director or officer himself is personally liable for a violation of criminal law (except for the costs, fines or financial sanctions as a result of the civil law consequences of a violation of criminal law), to the extent that such fines are imposed by a court decision on the ground that the director himself is personally liable for a violation of criminal law, or to the extent any related costs and losses have been insured and reimbursed to such persons under any applicable insurance policy.

In addition, upon the closing of this offering, we intend to enter into agreements with our directors to indemnify them against expenses and liabilities to the fullest extent permitted by law. These agreements will also provide, subject to certain exceptions, for indemnification for related expenses including, among other expenses, attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by any of these individuals in any action or proceeding. In addition to such indemnification, we provide our directors with directors’ and officers’ liability insurance.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to directors or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

The following table summarizes information regarding the compensation awarded to, earned by, or paid to our principal executive officer and our two other most highly compensated executive officers during 2020, who we refer to in this prospectus as our named executive officers. Our executive officers include Mark R. Straley, Chief Executive Officer; Brian B. Dow, Chief Financial Officer; and Kurt W. Becker, Chief Operations Officer.

2020 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for 2020:

Name and Principal Position	Year	Salary ($)	Bonus ($)(2)	Option Awards ($)(1)	All Other Compensation ($)(3)	Total ($)
Mark R. Straley	2020	445,880	245,068	107,755	8,808	807,511
Chief Executive Officer

Brian B. Dow(4)	2020	191,923	57,309	198,141	30,249	477,622
Chief Financial Officer

Kurt W. Becker	2020	319,928	127,803	49,170	23,640	520,541
Chief Operations Officer

(1)

In accordance with Securities and Exchange Commission rules, this column reflects the aggregate grant date fair value of the stock option awards granted during 2020. These amounts have been computed in accordance with Financial Accounting Standards Board, Accounting Standards Codification Topic 718, Compensation—Stock Compensation (FASB ASC Topic 718). Assumptions used in the calculation of these amounts are described in Note 10 to our audited financial statements and notes appearing elsewhere in this prospectus. These amounts do not reflect the actual economic value that will be realized by our named executive officers upon the vesting of the stock options, the exercise of the stock options, or the sale of the ordinary shares underlying such stock options. Amounts also reflect incremental compensation expense associated with option awards that were modified in connection with our November 2020 option exchange program, resulting in incremental stock compensation of $59,765 with respect to Mr. Straley’s options and $15,225 with respect to Mr. Becker’s options. See the section entitled, “—Narrative to Summary Compensation Table—Long-Term Incentive Compensation” below for additional information relating to the option awards.

(2)

Amounts reflect annual bonuses paid to Messrs. Straley, Dow, and Becker for their performance in 2020. For additional information regarding the annual bonuses, see the section entitled, “—Narrative to Summary Compensation Table—Annual Cash Incentive Bonus” below.

(3)

Amounts reflect the following: with respect to Mr. Straley: $8,550 in 401(k) plan matching contributions and $258 in group term life insurance premiums; with respect to Mr. Dow: $4,846 in 401(k) plan matching contributions, $53 in group term life insurance premiums, $22,750 in housing allowances, and $2,600 in telecommunications reimbursements; and, with respect to Mr. Becker: $8,550 in 401(k) plan matching contributions, $90 attributable to group term life insurance premiums, $9,600 in car allowance, and $5,400 in telecommunications reimbursements.

(4)	Mr. Dow commenced employment as our Chief Financial Officer in June 2020.

Narrative to Summary Compensation Table

2020 Base Salary

The base salary of our named executive officers is generally determined and approved by our board of directors in connection with the commencement of employment of the named executive officer and may be adjusted from time to time thereafter as the board of directors determines appropriate. The 2020 annual base salaries for our named executive officers are set forth in the table below.

In 2020, the base salaries in effect for Messrs. Straley, Dow, and Becker are reflected in the table below. The base salary increase was effective March 2, 2020.

Name	2020 Starting Base Salary	2020 Ending Base Salary
Mark R. Straley	$432,598	$445,578
Brian B. Dow	$350,002	$350,002
Kurt W. Becker	$311,418	$319,509

Annual Cash Incentive Bonus

In addition to base salaries, each of our named executive officers is eligible to receive annual cash incentive bonuses, which are designed to provide appropriate incentives to our named executive officers to achieve annual corporate goals and to reward our named executive officers for their individual achievements. The annual bonus awarded to each named executive officer may be based in part on the extent to which we achieve corporate goals. At the end of the year, our board of directors generally reviews our performance and determines the actual bonuses for our named executive officers in its discretion based on corporate and individual performance.

There is no minimum bonus percentage or amount established for our named executive officer and, as a result, the bonus amounts vary from year to year based on corporate and, when applicable, individual performance.

For 2020, the target bonuses for Messrs. Straley, Dow and Becker were 50%, 30% and 40%, respectively, of the named executive officer’s annual base salary. The bonuses awarded to each named executive officer with respect to 2020 is set forth in the “Bonus” column of the 2020 Summary Compensation Table above.

Equity Based Incentive Compensation

Our equity based incentive compensation consists of equity awards in the form of stock options. We grant equity awards to ensure that our named executive officers have a continuing stake in our long-term success. We believe that stock options best meet our overall goals of alignment with long-term performance, shareholder value creation, and retention of our named executive officers. We also believe that the granting of equity awards with multi-year vesting requirements creates a substantial retention incentive and encourages our executive officers to focus on our long-term business objectives and long-term stock price performance.

During 2020 we granted stock options to our named executive officers. Each stock option has an exercise price that is greater than or equal to the per share fair market value of our ordinary shares on the applicable grant date, and vests and becomes exercisable with respect to 25% of the underlying shares on the first anniversary of the option’s grant date, and with respect to the balance of the underlying shares in 36 successive equal monthly installments, vesting on the last day of the applicable month (beginning with the month following the month in which the first anniversary of the vesting commencement date occurs, subject to the named executive officer’s continued service through each such vesting date:

Named Executive Officer	Grant Date	Ordinary Shares Subject to Options Granted	Exercise Price
Mark R. Straley	March 12, 2020	300,000	€0.57
Brian B. Dow	August 6, 2020	1,000,000	€0.57
Kurt W. Becker	March 12, 2020	212,200	€0.57

In addition, on October 16, 2020, we approved an option exchange program whereby certain of our employees, directors, and consultants were eligible to exchange outstanding options with exercise prices equal to or greater than €5.00 per share for new stock options with an exercise price equal to €0.34 per share, the fair market value of our ordinary shares on the November 16, 2020 exchange date. Pursuant to the exchange program, we canceled each tendered option and granted a new non-qualified stock option covering the same number of shares with an exercise price per share of €0.34. Each new option has a ten-year term and vests monthly over the two-year period measured from the November 16, 2020 grant date. In connection with the exchange, Mr. Straley received options to purchase 310,150 ordinary shares in the aggregate, and Mr. Becker received options to purchase 79,550 ordinary shares in the aggregate. Mr. Dow did not participate in the exchange program.

Equity Compensation Plans

We currently maintain the 2015 Stock Incentive Plan, or the 2015 Plan, to promote our success and the interests of our shareholders by providing a means through which we may grant equity-based incentives to attract, motivate, retain and reward eligible individuals and to link the interests of award recipients with those of our shareholders. For more information about the 2015 Plan, please see the section titled “—2015 Stock Incentive Plan” below. As mentioned below, in connection with the completion of this offering, no further awards will be granted under the 2015 Plan.

In connection with this offering, our board expects to adopt, and expects our shareholders to approve, the 2021 Incentive Award Plan, referred to below as the 2021 Plan, in order to facilitate the grant equity and cash incentives to directors, employees (including our named executive officers) and consultants of our company and our affiliates, and to enable us to obtain and retain services of these individuals, which we believe is essential to our long-term success. For additional information about the 2021 Plan, please see the section titled “—Executive Compensation Arrangements—2021 Incentive Award Plan” below.

Other Elements of Compensation

Retirement Plans

We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. For 2020, we provided a matching contribution of 50% of the first 6% of an employee’s contributions. We may also elect to provide for discretionary profit-sharing contributions, but we did not provide any such contributions in 2020.

Employee Benefits and Perquisites

We provide limited perquisites and personal benefits to our named executive officers. Pursuant to Mr. Dow’s employment agreement, he is entitled to a monthly housing allowance. We do not view perquisites or other personal benefits as a material component of our executive compensation program. In the future, we may provide perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual executive officer in the performance of his or her duties, to make our executive officers more efficient and effective, and for recruitment, motivation and/or retention purposes.

No Tax Gross-Ups

We have not made gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation paid or provided by our company.

Outstanding Equity Awards at Year-End

The following table summarizes the number of ordinary shares underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2020. Each equity award listed in the following table was granted under the 2015 Plan.

Name	Grant Date	Number of Ordinary Shares Underlying Unexercised Options (#) Exercisable (1)	Number of Ordinary Shares Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price (€)(2)	Option Expiration Date
Mark R. Straley	9/12/2018	2,250,000	1,750,000	0.57	9/12/2028
	3/12/2020	—	300,000	0.57	3/12/2030
	11/16/2020	5,625	129,375	0.34	11/16/2030
	11/16/2020	2,600	59,800	0.34	11/16/2030
	11/16/2020	4,698	108,052	0.34	11/16/2030

Brian B. Dow	8/6/2020	—	1,000,000	0.57	8/6/2030

Kurt W. Becker	9/12/2018	658,125	511,875	0.57	9/12/2028
	3/12/2020	—	212,000	0.57	3/12/2030
	11/16/2020	1,042	23,958	0.34	11/16/2030
	11/16/2020	575	13,225	0.34	11/16/2030
	11/16/2020	42	958	0.34	11/16/2030
	11/16/2020	1,656	38,094	0.34	11/16/2030

(1)

The options granted on November 16, 2020 vest and become exercisable in 24 successive equal monthly installments over the two-year period measured from the November 16, 2020 grant date, subject to the named executive officer’s continued service through each such vesting date. All other options listed in the table above vest and become exercisable with respect to 25% of the underlying shares on the first anniversary of the option’s vesting commencement date, and with respect to the balance of the underlying shares in 36 successive equal monthly installments, vesting on the last day of the applicable month (beginning with the month following the month in which the first anniversary of the vesting commencement date occurs, subject to the named executive officer’s continued service through each such vesting date. In addition, each stock option will vest and become exercisable in full upon a termination of employment without “cause” or by the named executive officer for “good reason”, in either case, on or within 12 months following a “change in control event”.

(2)

Options are granted with a per-share exercise price denominated in Euros. The per share exercise prices of €0.57 and €0.34 correspond to $0.68 and $0.40, respectively, assuming an exchange rate of €1.00 to US$1.1891, the official exchange rate quoted as of June 30, 2021 by the European Central Bank.

Executive Compensation Arrangements

Our subsidiary, Agendia Inc., has entered into employment agreements with each of our named executive officers. The agreements generally provide for the named executive officer’s initial base salary, annual performance bonus opportunity, and eligibility for employee benefits. In addition, each of our named executive officers has executed a form of our standard confidential information and invention assignment agreement. The key terms of the employment agreements are described below.

Employment Agreements with Named Executive Officers

Agendia, Inc. entered into amended and restated employment agreements with each of our named executive officers, effective December 1, 2020. Each amended and restated employment agreements provide for base salary and annual target bonus.

Each of our current named executive officer’s employment is “at will” and may be terminated by us at any time. For a discussion of the severance and other benefits to be provided in connection with a termination of employment under these agreements please see “—Potential Payments Upon Termination or Change in Control” below.

Potential Payments Upon Termination or Change in Control

Upon a “qualifying termination” of employment outside of the change in control context, our named executive officers will be receive the following severance payments and benefits pursuant to the terms of their respective employment agreements:

•	A lump sum payment equal to a portion of his annual base salary (12 months for Mr. Straley and 9 months for each of Messrs. Dow and Becker);

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A lump sum payment equal to the earned and unpaid portion of the executive’s prior year bonus, plus a pro rata portion of the executive’s target bonus for the partial calendar year in which the termination date occurs; and

•	Company-subsidized continued healthcare coverage for a period of time (up to 12 months for Mr. Straley and 9 months for each of Messrs. Dow and Becker).

However, upon a qualifying termination of employment that occurs on or within 12 months following a “change in control event”, our named executive officers instead will receive the following severance payments and benefits under the terms of their respective employment agreements:

•	A lump sum payment equal to a portion of his annual base salary (18 months for Mr. Straley and 12 months for each of Messrs. Dow and Becker);

•	A lump sum payment equal to the earned and unpaid portion of the executive’s prior year bonus plus the executive’s target bonus for the calendar year in which the termination date occurs;

•	Company-subsidized continued healthcare coverage for a period of time (up to 18 months for Mr. Straley and 12 months for each of Messrs. Dow and Becker); and

•	Accelerated vesting of outstanding equity awards.

The severance payments and benefits described above are subject to the executive’s execution of an effective release of claims.

For purposes of the amended and restated employment agreements, a “qualifying termination” is a termination other than for cause (other than by reason of death or disability) or a resignation for good reason (each, as defined in the amended and restated employment agreements). For purposes of the amended and restated employment agreements, “change in control event” is defined with reference to such term as it appears in the 2015 Plan.

2015 Stock Incentive Plan

The principal features of our existing equity plans are summarized below.

As mentioned above, we currently maintain the 2015 Stock Incentive Plan, or the 2015 Plan. The material provisions of the 2015 Plan are identical and are summarized below.

A total of 16,203,969 of our ordinary shares are reserved for issuance under the 2015 Plan, all of which may be granted as incentive stock options under the applicable plan.

Following the effectiveness of the 2021 Plan, the 2015 Plan will terminate, and we will not make any further awards under the 2015 Plan. However, to the extent awards are outstanding under the 2015 Plan, such awards will remain outstanding and subject to the terms of the applicable plan and award agreement.

Eligibility and Administration. Employees, consultants, and directors employed or engaged by us or our affiliates are eligible to receive awards under the 2015 Plan. The 2015 Plan is administered by our board, which may delegate its ministerial duties and responsibilities and, to the extent permitted by applicable law, to designate officers and employees who will receive awards under the applicable plan and to determine the terms and conditions of such awards. The board has the authority to determine who will be granted awards, what type of awards will be granted and in what amount, the provisions of each award, and the fair market value applicable to an award; to construe and interpret the 2015 Plan, and prescribe, amend, and rescind rules and regulations relating to the administration of the 2015 Plan; to accelerate or extend the vesting or exercisability of any award; to amend, suspend or terminate the 2015 Plan at any time; to approve forms of award agreement for use under the 2015 Plan; to cancel, modify or waive the company’s rights with respect to or modify, discontinue, suspend, or terminate any or all outstanding awards under the 2015 Plan; to determine the duration and purposes of leaves of absence that may be granted to participants without constituting a termination of their employment for purposes of the 2015 Plan; to determine whether and to what extent adjustments are required in connection with certain corporate transactions; and to make all other determinations and take all other actions it deems necessary or desirable in connection with the authorization of awards and the administration of the applicable plan.

Awards. The 2015 Plan provides for the grant of nonqualified stock options, incentive stock options, stock appreciation rights, and other stock awards. Each award outstanding under the 2015 Plan is evidenced by a separate agreement between our company and the participant, which details all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. The following types of awards are outstanding under the 2015 Plan:

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Nonqualified Stock Options. Nonqualified stock options provide for the purchase of our ordinary shares in the future at an exercise price set on the grant date. The exercise price of a stock option is fixed by the board and may not be less than 100% of the fair market value of the underlying share on the date of grant. The term of a stock option is determined by our board, but may not exceed ten years. Vesting conditions determined by our board may apply to stock options and may include the passage of a specified period of time, achievement by us of certain performance goals, fulfillment of certain other conditions or a combination of the foregoing.

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Incentive Stock Options. Incentive stock options are designed to comply with the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and are subject to specified restrictions contained in the Code applicable to incentive stock options. Among such restrictions, incentive stock options must have an exercise price of not less than the fair market value of an ordinary share on the date of grant, may only be granted to employees, must expire within a specified period of time following the participant’s termination of employment, and must be exercised within ten years after the date of grant. In the case of an incentive stock option granted to an individual who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of our capital stock on the date of grant, the exercise price must be at least 110% of the fair market value of an ordinary share on the date of grant and the incentive stock option must expire on the fifth anniversary of the date of its grant.

Certain Transactions. In the event of certain transactions and events affecting our ordinary shares, such as recapitalizations, stock splits, or a combination or other change in our ordinary shares, our board shall make equitable and proportionate adjustments to the number and type of shares that may be issued under the 2015 Plan, the number and type of shares subject to outstanding awards, and the number, type and price per share of stock subject to outstanding awards granted under the 2015 Plan. Unless otherwise provided in an applicable agreement, in the event of a change in control event, awards outstanding under the 2015 Plan will accelerate in full and thereafter terminate unless assumed or replaced by the surviving corporation.

Plan Amendment and Termination. Our board may suspend or terminate the 2015 Plan, in whole or in part, at any time and may amend it from time to time in such respects as our board may deem necessary or advisable, provided that no such amendment shall be made without shareholder approval to the extent such approval is required by applicable law. Further, no such amendment, suspension or termination shall impair the rights of participants under outstanding awards without the consent of the affected participants. As described above, the 2015 Plan will terminate as of the effective date of the 2021 Plan.

2021 Incentive Award Plan

In connection with this offering, our board expects to adopt, and we expect our shareholders to approve, the 2021 Incentive Award Plan, or the 2021 Plan, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2021 Plan, as it is currently contemplated, are summarized below.

Eligibility and Administration. Our employees, consultants and directors, and employees, consultants and directors of our subsidiaries, will be eligible to receive awards under the 2021 Plan. Following this offering, the 2021 Plan will be administered by our board with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to applicable law and certain limitations that may be imposed under Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2021 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2021 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available. Subject to the adjustment described in the following sentence, an aggregate of                  of our ordinary shares are available for issuance or transfer under awards granted pursuant to the 2021 Plan, which shares may be authorized but unissued shares, treasury shares or shares purchased in the open market. Notwithstanding anything to the contrary in the 2021 Plan, no more than                  of our ordinary shares may be issued pursuant to the exercise of incentive stock options under the 2021 Plan.

If an award under the 2021 Plan expires, lapses or is terminated, exchanged for or settled for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2021 Plan. Further, shares delivered to us to satisfy the applicable exercise or purchase price of an award under the 2021 Plan and/or to satisfy any applicable tax withholding obligations (including shares retained by us from the award under the 2021 Plan being exercised or purchased and/or creating the tax obligation) will become or again be available for award grants under the 2021 Plan. The payment of dividend equivalents in cash in conjunction with any awards under the 2021 Plan will not reduce the shares available for grant under the 2021 Plan. However, the following shares may not be used again for grant under the 2021 Plan: (i) shares subject to stock appreciation rights, or SARs, that are not issued in connection with the stock settlement of the SAR on exercise, and (ii) shares purchased on the open market with the cash proceeds from the exercise of options.

Awards granted under the 2021 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2021 Plan. The 2021 Plan provides that, commencing with the calendar year following the calendar year in which the effective date of the 2021 Plan occurs, the sum of any cash compensation and the aggregate grant date fair value (determined as of the date of the grant under ASC Topic 718, or any successor thereto) of all awards granted to a non-employee director as compensation for services as a non-employee director during any calendar year may not exceed the amount equal to $                .

Awards. The 2021 Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, RSUs, stock appreciation rights, or SARs, and other stock or cash awards. Certain awards under the 2021 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2021 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in our ordinary shares, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

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Stock Options. Stock options provide for the purchase of our ordinary shares in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant shareholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant shareholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

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SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

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Restricted Stock and RSUs. Restricted stock is an award of nontransferable ordinary shares that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver a specified number of our ordinary shares in the future, which may also remain forfeitable unless and until specified conditions are met, and may be accompanied by the right to receive the equivalent value of dividends paid on our ordinary shares prior to the delivery of the underlying shares. Settlement of RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

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Other Stock or Cash Based Awards. Other stock or cash based awards of cash, fully vested ordinary shares and other awards valued wholly or partially by referring to, or otherwise based on, our ordinary shares may be granted under the 2021 Plan. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards.

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Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on our ordinary shares and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Performance Awards. Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include but are not limited to: (1) net earnings (either before or after one or more of the following: (a) interest, (b) taxes, (c) depreciation, (d) amortization and (e) non-cash equity-based compensation expense); (2) gross or net sales or revenue; (3) net income (either before or after taxes); (4) adjusted net income; (5) operating earnings or profit; (6) cash flow (including, but not limited to, operating cash flow and free cash flow); (7) return on assets; (8) return on capital; (9) return on shareholders’ equity; (10) total shareholder return; (11) return on sales; (12) gross or net profit or operating margin; (13) costs; (14) funds from operations; (15) expenses; (16) working capital; (17) earnings per share; (18) adjusted earnings per share; (19) price per share of our ordinary shares; (20) regulatory achievements or compliance; (21) implementation or completion of critical projects; (22) market share; (23) economic value; (24) debt levels or reduction; (25) sales-related goals; (26) comparisons with other stock market indices; (27) operating efficiency; (28) employee satisfaction; (29) financing and other capital raising transactions; (30) recruiting and maintaining personnel; (31) year-end cash; and (32) human capital management goals or environmental, social and governance goals, any of which may be measured either in absolute terms for us or any operating unit of our company or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices.

Certain Transactions. The plan administrator has broad discretion to take action under the 2021 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to the extent possible under applicable law, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our ordinary shares, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our shareholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2021 Plan and outstanding awards. In the event of a change in control of our company (as defined in the 2021 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change of control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Plan Amendment and Termination. Our board may amend or terminate the 2021 Plan at any time; however, except in connection with certain changes in our capital structure, shareholder approval will be required for any amendment that increases the number of shares available under the 2021 Plan and applicable criteria for acquiring such shares. Shareholder approval is not required for any amendment that “reprices” any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. No award may be granted pursuant to the 2021 Plan after the tenth anniversary of the earlier of the date on which our shareholders approved the 2021 Plan or the date on which our board adopted the 2021 Plan.

2021 Employee Stock Purchase Plan

In connection with this offering, our board of directors expects to adopt, subject to stockholder approval, the 2021 Employee Stock Purchase Plan, or ESPP. The material terms of the ESPP, as currently contemplated, are summarized below.

Shares Available; Administration. We expect a total of                  our ordinary shares to be initially reserved for issuance under our ESPP. The board of directors shall endeavor to realize such number of shares necessary to fulfill its obligations under the 2021 Plan. In no event will more than                  ordinary shares be available for issuance under the ESPP.

Our board of directors or a committee designated by our board of directors will have authority to interpret the terms of the ESPP and determine eligibility of participants. The compensation committee will be the administrator of the ESPP.

Eligibility. The plan administrator may designate certain of our subsidiaries as participating “designated subsidiaries” in the ESPP and may change these designations from time to time. Employees of our company and our designated subsidiaries are eligible to participate in the ESPP if they meet the eligibility requirements under the ESPP established from time to time by the plan administrator. However, an employee may not be granted rights to purchase stock under the ESPP if such employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our common or other class of stock.

If the grant of a purchase right under the ESPP to any eligible employee who is a citizen or resident of a foreign jurisdiction would be prohibited under the laws of such foreign jurisdiction or the grant of a purchase right to such employee in compliance with the laws of such foreign jurisdiction would cause the ESPP to violate the requirements of Section 423 of the Code, as determined by the plan administrator in its sole discretion, such employee will not be permitted to participate in the ESPP.

Eligible employees become participants in the ESPP by enrolling and authorizing payroll deductions by the deadline established by the plan administrator prior to the relevant offering date. Directors who are not employees, as well as consultants, are not eligible to participate. Employees who choose to not participate, or are not eligible to participate at the start of an offering period but who become eligible thereafter, may enroll in any subsequent offering period.

Participation in an Offering. We intend for the ESPP to qualify under Section 423 of the Code and stock will be offered under the ESPP during offering periods. The length of offering periods under the ESPP will be determined by the plan administrator and may be up to 27 months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The number of purchase periods within, and purchase dates during, each offering period will be established by the plan administrator. Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods.

The ESPP will permit participants to purchase our ordinary shares through payroll deductions of up to 15% of their eligible compensation, unless otherwise determined by the plan administrator, which will include a participant’s gross base compensation for services to us, including overtime payments, periodic bonuses, and sales commissions, and excluding one-time bonuses, expense reimbursements, fringe benefits and other special payments. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period or purchase period, which, in the absence of a contrary designation, will be shares for an offering period and/or a purchase period. In addition, no employee will be permitted to accrue the right to purchase stock under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our ordinary shares as of the first day of the offering period).

On the first trading day of each offering period, each participant will be granted an option to purchase shares of our ordinary shares . The option will be exercised on the applicable purchase date(s) during the offering period, to the extent of the payroll deductions accumulated during the applicable purchase period. The purchase price of the shares, in the absence of a contrary determination by the plan administrator, will be 85% of the lower of the fair market value of our ordinary shares on the first trading day of the offering period or on the applicable purchase date, which will be the final trading day of the applicable purchase period.

Participants may voluntarily end their participation in the ESPP at any time at least two weeks prior to the end of the applicable offering period (or such longer or shorter period specified by the plan administrator), and will be paid their accrued payroll deductions that have not yet been used to purchase shares of ordinary shares . Participation ends automatically upon a participant’s termination of employment.

Transferability. A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided in the ESPP.

Certain Transactions. In the event of certain transactions or events affecting our ordinary shares, such as any stock dividend or other distribution, change in control, reorganization, merger, consolidation or other corporate transaction, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In addition, in the event of the foregoing transactions or events or certain significant transactions, including a change in control, the plan administrator may provide for (i) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (ii) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, (iii) the adjustment in the number and type of shares of stock subject to outstanding rights, (iv) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (v) the termination of all outstanding rights. Under the ESPP, a change in control has the same definition as given to such term in the 2021 Plan.

Plan Amendment; Termination. The plan administrator may amend, suspend or terminate the ESPP at any time. However, shareholder approval of any amendment to the ESPP must be obtained for any amendment which increases the aggregate number or changes the criteria for acquiring shares or changes the type of shares that may be acquired pursuant to rights under the ESPP, changes the ESPP in any manner that would be considered the adoption of a new plan within the meaning of Treasury regulation Section 1.423-2(c)(4), or changes the ESPP in any manner that would cause the ESPP to no longer be an employee stock purchase plan within the meaning of Section 423(b) of the Code.

Director Compensation

We compensate our non-employee directors not nominated pursuant to the Shareholders Agreement for their service on our board with a combination of cash and equity awards. The compensation provided is commensurate with their role and involvement and consistent with competitive market practices.

Annual Cash Compensation

We provide cash compensation through retainers for board and committee service, as well as separate retainers to the chairs and members of our committees. The committee retainers compensate directors for the additional responsibilities and time commitments involved with those positions.

During 2020 (which was prior to our conversion to a one-tier board structure), the non-employee directors not nominated pursuant to the Shareholders Agreement received the following cash compensation:

Board or Committee Position	Annual Cash Retainer ($)
Supervisory Board—Chair	75,000
Supervisory Board—Board Member	45,000
Audit Committee Member	12,000
Audit Committee Chair	15,000
Compensation Committee Member	10,000
Compensation Committee Chair	13,000
Scientific Committee Member	10,000
Scientific Committee Chair	13,000

Cash compensation is pro-rated for the time served by a director on the board and any committees.

Equity Compensation

Non-employee directors not nominated pursuant to the Shareholders Agreement receive grants of stock options which vest 25% on the first anniversary of the vesting commencement date and the remaining 75% in equal monthly installments thereafter, subject to continued service through the applicable vesting date.

During 2020, such non-employee directors received stock options covering the following number of ordinary shares:

Directors	Number of Ordinary Shares
Patrick J. Balthrop	25,000
An Van Es	—
Erik Esveld	—
François Ferré, Ph.D.	25,000
Laurie Heilmann	25,000
Peter Stein	—
Christoph Weir	—

In addition, Mr. Balthrop participated in the option exchange program described above. In connection with the exchange, Mr. Balthrop received options to purchase 33,000 ordinary shares in the aggregate.

Director Compensation Table

The following Director Compensation Table sets forth summary information concerning the compensation paid to the Company’s non-employee directors not nominated pursuant to the Shareholders Agreement for the year ended December 31, 2020, for services to the Company.

Name	Fees earned or paid in cash ($)	Option Awards ($)(1)	Total ($)
Patrick J. Balthrop	80,000	10,342	90,342
An Van Es(2)	28,479	—	28,479
Erik Esveld	—	—	—
François Ferré, Ph.D.	55,000	3,999	58,999
Laurie Heilmann	58,000	3,999	61,999
Peter Stein	—	—	—
Christoph Weir	—	—	—

(1)

Amounts represent the full grant-date fair value of option awards granted during 2020 computed in accordance with ASC Topic 718. We provide information regarding the assumptions used to calculate the value of all option awards made to named executive officers in Note 10 to the financial statements included in this prospectus. Amounts also reflect incremental compensation expense associated with option awards that were modified in connection with our November 2020 option exchange program, resulting in incremental stock compensation of $6,343 with respect to Mr. Balthrop’s options. As of December 31, 2020, Mr. Balthrop held options covering 484,000 ordinary shares and Mr. Ferré and Ms. Heilmann each held options covering 125,000 ordinary shares.

(2)

Ms. Van Es is paid in Euros. The cash compensation reported in this table for Ms. Van Es have been converted to United States dollars using the average monthly exchange rate from Euros to United States dollars in 2020 of 1 Euro to 1.14 United States dollars.

PRINCIPAL SHAREHOLDERS

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of                 , 2021 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;

•	each of our executive officers and board members; and

•	all executive officers and board members as a group.

The number of ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of                 , 2021 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of shares beneficially owned before the offering is computed on the basis of                  ordinary shares as of                 , 2021, after giving effect to (i) the conversion of all of our outstanding redeemable convertible preference shares into                  ordinary shares in connection with this offering, including the related issuance of                  ordinary shares to the holders of our outstanding redeemable convertible preference shares P in satisfaction of such holders’ right to a one-time distribution; and (ii) the conversion of $35,000,000 aggregate principal of unsecured subordinated convertible promissory notes outstanding as of June 30, 2021, assuming an initial public offering price of $                 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus. The percentage of shares beneficially owned after the offering is based on the number of our ordinary shares outstanding before the offering above plus the ordinary shares that we are selling in this offering, assuming no exercise of the underwriters’ option to purchase additional ordinary shares from us. Ordinary shares that a person has the right to acquire within 60 days of                 , 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officer and board members as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Agendia Inc. USA, 22 Morgan, Irvine, CA 92618, (888) 321-2732.

	Shares beneficially owned before the offering(1)		Shares beneficially owned after the offering(1)
Name and address of beneficial owner	Number	Percent	Number	Percent
5% or Greater Shareholders
Norgine Ventures B.V.
Athyrium Opportunities III Acquisition 2 LP
Korys Investments N.V.
Stichting Lichfield
Hartwig Houdstermaatschappij B.V.

	Shares beneficially owned before the offering(1)		Shares beneficially owned after the offering(1)
Name and address of beneficial owner	Number	Percent	Number	Percent
Executive Officers and Board Members
Mark Straley
Brian Dow
Kurt Becker
Patrick J. Balthrop
An van Es-Johansson
Erik Esveld
François Ferré
Laurie Heilmann
Peter Stein
Christoph Waer
All executive officers and board members as a group (10 persons)

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
(1)	Beneficial ownership includes ordinary shares issuable to the holders of our outstanding redeemable convertible preference shares P in satisfaction of such holders’ right to a one-time distribution.

RELATED PARTY TRANSACTIONS

The following is a description of related party transactions we have entered into since January 1, 2018 with any executive officer or member of our board and the holders of more than 5% of our ordinary shares. The consideration for all amounts described below was paid in euros. The exchange rate used to translate such amounts was €1.00 to US$1.1891, the official exchange rate quoted as of June 30, 2021 by the European Central Bank.

Equity Financings

June 2018 Ordinary Share Financing

In June 2018, we issued and sold ordinary shares to investors that included certain holders of more than 5% of our capital stock, including an affiliate of a member of our board, for an aggregate purchase price of €429,963, or approximately $511,269. The following table summarizes purchases of our ordinary shares by such related persons.

Name	Ordinary Shares	Total Purchase Price (Euro)	Total Purchase Price (United States Dollars)
Norgine Ventures B.V.	1,120,642	€235,334	$279,836
Korys Investments N.V.	476,190	€99,999	$118,909
Stichting Lichfield	225,306	€47,314	$56,261
Hartwig Houdstermaatschappij B.V.	225,306	€47,314	$56,261

July 2018 Financing and Ordinary Share Conversion

In July 2018, we issued and sold Notes, or the Notes, to investors that included certain holders of more than 5% of our capital stock for an aggregate purchase price of €2,848,150, or approximately $3,386,735. The following table summarizes purchases of the Notes by such related persons.

Name	Total Purchase Price (Euro)	Total Purchase Price (United States Dollars)
Norgine Ventures B.V.	€1,465,350	$1,742,448
Korys Investments N.V.	€786,000	$934,633
Stichting Lichfield	€253,500	$301,437
Hartwig Houdstermaatschappij B.V.	€253,500	$301,437

In connection with the July 2018 Preference Share Financing and Ordinary Share Conversion described below, the Notes were cancelled and exchanged for the number of redeemable convertible preference shares set forth below.

Name	Series P Preference Shares
Norgine Ventures B.V.	2,361,488
Korys Investments N.V.	1,266,680
Stichting Lichfield	408,528
Hartwig Houdstermaatschappij B.V.	408,528

July 2018 Preference Share Financing and Ordinary Share Conversion

In July 2018, we issued and sold redeemable convertible preference shares P to investors that included Athyrium Opportunities III Acquisition 2 LP, a holder of more than 5% of our capital stock, for an aggregate purchase price of €20,000,000.00, or approximately $23,782,000.00.

In connection with the July 2018 preference share financing, all issued and outstanding shares of our preferences shares P1, P2 and P3 were cancelled and converted into ordinary shares, effective concurrently with the completion of the July 2018 preference share financing. The following table summarizes the number of shares exchanged by certain holders of more than 5% of our capital stock.

Name	Total Preference Shares Cancelled	Ordinary Shares Issued
Norgine B.V. and its affiliates	2,905,720	33,408,192
Korys Investments N.V.	1,476,713	15,175,599
Stichting Lichfield	552,788	5,534,248
Hartwig Houdstermaatschappij B.V.	552,788	5,534,248

December 2019 Ordinary Share Financing

In December 2019, we issued and sold ordinary shares to investors that included Mark Straley, a member of our board, and certain holders of more than 5% of our capital stock, including an affiliate of a member of our board, for an aggregate purchase price €4,675,469, or approximately $5,559,601. The following table summarizes purchases of our ordinary shares by such related persons.

Name	Ordinary Shares	Total Purchase Price (Euro)	Total Purchase Price (United States Dollars)
Norgine Ventures B.V.	3,149,075	€1,889,445	$2,246,739
Athyrium Opportunities III Acquisition 2 LP	2,129,364	€1,277,618	$1,519,216
Korys Investments N.V.	1,451,732	€871,039	$1,035,752
Stichting Lichfield	529,321	€317,592	$377,649
Hartwig Houdstermaatschappij B.V.	529,321	€317,592	$377,649
Mark Straley	3,636	€2,181	$2,593

March 2020 Ordinary Share Financing

In March 2020, we issued and sold ordinary shares to investors that included Mark Straley, a member of our board, and certain holders of more than 5% of our capital stock, including an affiliate of a member of our board, for an aggregate purchase price of €4,675,469.40, or approximately $5,559,600.66. The following table summarizes purchases of our ordinary shares by such related persons.

Name	Ordinary Shares	Total Purchase Price (Euro)	Total Purchase Price (United States Dollars)
Norgine Ventures B.V.	3,149,075	€1,889,445	$2,246,739
Athyrium Opportunities III Acquisition 2 LP	2,129,364	€1,277,618	$1,519,216
Korys Investments N.V.	1,451,732	€871,039	$1,035,752
Stichting Lichfield	529,321	€317,592	$377,649
Hartwig Houdstermaatschappij B.V.	529,321	€317,592	$377,649
Mark Straley	3,636	€2,181	$2,593

November 2020 Ordinary Share Financing

In November 2020, we issued and sold ordinary shares to investors that included Mark Straley, a member of our board, and certain holders of more than 5% of our capital stock, including an affiliate of a member of our board, for an aggregate purchase price of €4,675,470.00, or approximately $5,559,601.38. The following table summarizes purchases of our ordinary shares by such related persons.

Name	Ordinary Shares	Total Purchase Price (Euro)	Total Purchase Price (United States Dollars)
Norgine Ventures B.V.	3,149,075	€1,889,445	$2,246,739
Athyrium Opportunities III Acquisition 2 LP	2,129,364	€1,277,618	$1,519,216
Korys Investments N.V.	1,451,732	€871,039	$1,035,752
Stichting Lichfield	529,321	€317,592	$377,649
Hartwig Houdstermaatschappij B.V.	529,321	€317,592	$377,649
Mark Straley	3,637	€2,182	$2,594

Debt Financings

July 2018 Senior Note Financing

In July 2018, we issued and sold an aggregate of €10,000,000, or approximately $11,764,705.90, in Senior Notes, or the 2018 Athyrium Notes, to Athyrium Opportunities III Acquisition 2 LP, an affiliate of Athyrium Opportunities III Acquisition 2 LP, a holder of more than 5% of our capital stock, for a purchase price of €9,800,000, or approximately $11,653,180. The 2018 Athyrium Notes mature on July 24, 2022.

April 2021 Subordinated Note Financing

In April 2021, we issued and sold Unsecured Subordinated Promissory Notes, or the 2021 Subordinated Notes, to investors that included Mark Straley, a member of our board, and certain holders of more than 5% of our capital stock, including an affiliate of a member of our board, for an aggregate purchase price of €9,352,404.86, or approximately $11,120,944.62. The following table summarizes purchases of the 2021 Subordinated Notes by such related persons.

Name	Total Purchase Price (Euro)	Total Purchase Price (United States Dollars)
Norgine Ventures B.V.	€3,767,367	$4,479,776
Affiliate of Athyrium Opportunities III Acquisition 2 LP	€2,547,444	$3,029,166
Korys Investments N.V.	€1,736,765	$2,065,188
Stichting Lichfield	€598,232	$711,358
Hartwig Houdstermaatschappij B.V.	€598,232	$711,358
Mark Straley	€4,364	$5,189
Brian Dow	€100,000	$118,910

In connection with the June 2021 convertible note financing described below, the 2021 Subordinated Notes were repaid in full and cancelled.

June 2021 Convertible Note Financing

In June 2021, we issued and sold Convertible Notes, or the 2021 Convertible Notes, to investors that included Mark Straley and Brian Dow, members of our board, and certain holders of more than 5% of our capital stock, including an affiliate of a member of our board, for an aggregate purchase price of 29,495,379 comprised of gross cash proceeds of $16,932,106 and the conversion of the 2021 Subordinated Notes totaling $12,563,273 (€10,342,645). The following table summarizes purchases of the 2021 Convertible Notes by such related persons.

Name	Purchase Price	Subordinated Notes Converted	Total
Norgine Ventures B.V.	$6,759,546	$5,060,779	$11,820,325
Affiliate of Athyrium Opportunities III Acquisition 2 LP	$4,570,716	$3,422,032	$7,992,748
Korys Investments N.V.	$3,116,167	$2,333,032	$5,449,199
Stichting Lichfield	$1,188,896	$803,618	$1,992,514
Hartwig Houdstermaatschappij B.V.	$1,188,896	$803,618	$1,992,514
Mark Straley	$7,885	$5,862	$13,747
Brian Dow	$100,000	$134,332	$234,332

Shareholders’ Agreement

In January 2013, we entered into an Amended and Restated Shareholders’ Agreement, or the Shareholders’ Agreement, with, among others, certain holders of more than 5% of our share capital, including an affiliate of Norgine Ventures B.V., Stichting Lichfield and Hartwig Houdstermaatschappij B.V. Pursuant to the Shareholders’ Agreement, certain of our shareholders maintained rights to appoint members to serve on our board, and we agreed note to take certain actions without specified approvals of our shareholders or our board. The Shareholders’ Agreement will be terminated in connection with the consummation of the offering.

Relationship Agreement

In July 2018, we entered into a Relationship Agreement, or the Relationship Agreement, with certain holders of more than 5% of our capital stock, including Athyrium Opportunities III Acquisition 2 LP, Norgine Ventures B.V. and Korys Investments N.V. Pursuant to the Relationship Agreement, such parties were granted, among other things, certain rights similar to those contained in the Shareholders’ Agreement, including rights to nominate members to serve on our board, and we agreed to refrain from taking certain actions without the consent of Athyrium Opportunities III Acquisition 2 LP. We also granted such parties registration rights, including “demand rights” exercisable following the consummation of our initial public offering and “piggy-back” rights with respect to offerings of capital stock conducted by the company. The Relationship Agreement will be terminated in connection with the consummation of the offering.

Agreements with Executive Officers

For a description of our agreements with our executive officers, please see “Executive Compensation—Employment Agreements with Named Executive Officers”.

Indemnification Agreements

We intend to enter into indemnification agreements with our executive officers and board members. Our Articles of Association require us to indemnify our board members to the fullest extent permitted by law. See “Management—Insurance and Indemnification” for a description of these indemnification agreements.

Related Person Transaction Policy

Our board of directors has adopted a written related person transaction policy, to be effective upon the completion of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

General

We were incorporated under the laws of the Netherlands on July 10, 2003 as Agendia B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid). On May 31, 2011, we converted into a public company with limited liability (naamloze vennootschap), named Agendia N.V. We are registered with the trade register of the Dutch Chamber of Commerce under number 34185452. We have our corporate seat in Amsterdam, and our principal executive offices are located at Radarweg 60, 1043 NT Amsterdam, the Netherlands. Our telephone number at this address is +31 20 46 21 500.

As of the date of this prospectus, our authorized share capital amounts to €                , divided into                  ordinary shares and                  redeemable convertible preference shares, each with a nominal value of €                , and our issued share capital amounts to €                 .

Under Dutch law, our authorized share capital is the maximum capital that we may issue without amending our Articles of Association. An amendment of our Articles of Association would require a resolution of the general meeting of shareholders upon a proposal by the board of directors.

As part of our corporate reorganization, outstanding redeemable convertible preference shares will be converted into ordinary shares in Agendia N.V., immediately prior to the completion of this offering.

Our Articles of Association provide that, for as long as any of our ordinary shares are admitted to trading on Nasdaq, the New York Stock Exchange or on any other regulated stock exchange operating in the United States of America, the laws of the State of New York shall apply to the property law aspects of our ordinary shares reflected in the register administered by the relevant transfer agent.

The following is a summary of relevant information concerning our share capital and our Articles of Association as they shall read as of the settlement date. This summary does not constitute legal advice regarding those matters and should not be regarded as such.

Objects

Pursuant to our Articles of Association, the objects of the company are:

•	to diagnose human diseases, and in particular cancer;

•	to facilitate the developing of new medicines;

•

to obtain, to exploit, to assign and to alienate patents and other intellectual property rights, to acquire and to grant licenses and sublicenses and similar rights of whatever name and description and if necessary, to protect rights derived from patents and other intellectual property rights, licenses, sublicenses and similar rights against infringement by third parties;

•	to participate in, to finance, to collaborate with, to conduct the management of companies and other enterprises and provide advice and other services;

•	to acquire, use and/or assign industrial and intellectual property rights and real property;

•	to invest funds;

•	to provide guarantees and security for the debts of legal persons or of other companies with which the company is affiliated in a group or for the debts of third parties; and

•	to undertake all that which is connected to the foregoing or in furtherance thereof;

all in the widest sense of the words.

Ordinary Shares

The following summarizes the main rights of holders of our ordinary shares:

•

each holder of ordinary shares is entitled to one vote per share on all matters to be voted on by shareholders generally, including the appointment of board members; there are no cumulative voting rights;

•	each holder of ordinary shares is entitled to dividends and other distributions as may be declared from time to time by us, if any;

•

upon our dissolution, each holder of ordinary shares will be entitled to share pro rata in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities; and

•

each holder of ordinary shares has preemptive rights in case of share issuances or the grant or rights to subscribe for shares, except if such rights are limited or excluded by the corporate body authorized to do so and except in such cases as provided by Dutch law and our Articles of Association.

The company may not make calls on shareholders in excess of the aggregate nominal value of the shares a shareholder has subscribed for.

Shareholders’ Register

All of our registered shares are registered in our shareholders’ register. Subject to Dutch law and our Articles of Association, we must keep our shareholders’ register accurate and up-to-date. Our shareholders’ register shall be kept by our board of directors, showing the date on which the shares were acquired, the date of the acknowledgement by or notification of us as well as the amount paid on each share. The register also includes the names and addresses of those with a right of use and enjoyment (vruchtgebruik) in shares belonging to another or a pledge (pandrecht) in respect of such shares. The ordinary shares that we intend to list on the Nasdaq Global Market are expected to be held through DTC, therefore DTC is recorded in the shareholders register as the holder of those ordinary shares. Our shares are in registered form (op naam). We may issue share certificates (aandeelbewijzen) for registered shares in such form as may be approved by our board of directors.

Issuance of Shares and Preemptive Rights

Under Dutch law, shares are issued and rights to subscribe for shares are granted pursuant to a resolution of the general meeting of shareholders. Our Articles of Association provide that our general meeting of shareholders may only adopt such resolution upon a proposal of our board of directors. Our general meeting of shareholders may authorize our board of directors to issue new shares or grant rights to subscribe for shares. The authorization can be granted and extended, in each case for a period not exceeding five years. For as long as, and to the extent such authorization is effective, our general meeting of shareholders will not have the power to resolve on the issue of ordinary shares and granting of rights to subscribe for ordinary shares.

Under Dutch law, in the event of an issuance of ordinary shares or granting of rights to subscribe for ordinary shares, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder. A holder of ordinary shares does not have a preemptive right with respect to the issuance of—or granting of rights to subscribe for (i) ordinary shares for consideration other than cash, or (ii) ordinary shares to our employees or employees of one of our group companies, (iii) ordinary shares to persons exercising a previously granted right to subscribe for shares, or (iv) redeemable convertible preference shares.

The preemptive rights in respect of newly issued ordinary shares may be restricted or excluded by a resolution of the general meeting of shareholders. Our Articles of Association provide that our general meeting of shareholders may only adopt such resolution upon a proposal of our board of directors. Our general meeting of shareholders may authorize our board of directors to restrict or exclude the preemptive rights in respect of newly issued ordinary shares. Unless it has been determined differently at the designation, the right of the board of directors to restrict or to exclude the pre-emptive right cannot be revoked. A resolution of the general meeting of shareholders to restrict or exclude preemptive rights or to designate our board of directors as the authorized body to do so requires at least a two-thirds majority of the votes cast, if less than one half of our issued share capital is represented at the meeting. For as long as, and to the extent such authorization is effective, our general meeting of shareholders will not have the power to resolve on the restriction or exclusion of preemptive rights for ordinary shares.

Repurchases of our Shares

Under Dutch law, we may not subscribe for newly issued shares in our own capital. We may acquire our shares, subject to applicable provisions and restrictions of Dutch law and our Articles of Association, to the extent that:

•	such shares are fully paid-up; and

•

(a) such shares are acquired for no consideration, or (b) such repurchase would not cause our shareholders’ equity to fall below an amount equal to the sum of the paid in and called-up part of the issued share capital and the reserves we are required to maintain pursuant to Dutch law and we and our subsidiaries would not as a result of such repurchase hold, or would not hold as pledgees, shares having an aggregate nominal value of more than 50% of our own issued share capital.

Other than shares acquired for no consideration, we may acquire shares only if our general meeting of shareholders has authorized the board of directors to do so. An authorization by the general meeting of shareholders for the acquisition of shares can be granted for a maximum period of 18 months. Such authorization must specify the number of shares that may be acquired, the manner in which these shares may be acquired and the price range within which the shares may be acquired. No authorization of the general meeting of shareholders is required if ordinary shares are acquired by us with the intention of transferring such ordinary shares to our employees or employees of a group company pursuant to an arrangement applicable to them.

Reduction of Share Capital

At a general meeting of shareholders, our shareholders may resolve to reduce our issued share capital by (i) cancelling shares or (ii) reducing the nominal value of the shares by virtue of an amendment to our Articles of Association. In either case, this reduction would be subject to applicable statutory provisions. A resolution to cancel shares may only relate to shares held by the company itself or in respect of which the company holds the depositary receipts. Our Articles of Association provide that our general meeting of shareholders may only adopt such resolution upon a proposal of our board of directors. In order to be adopted by the general meeting of shareholders, a resolution to reduce the capital requires majority of at least two-thirds of the votes cast at the general meeting of shareholders if less than half of the issued capital is represented at the general meeting of shareholders.

Dividends and other distributions

We may only make distributions to our shareholders and other persons entitled to the distributable profits if our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-in and called-up share capital plus any reserves required by Dutch law or by our Articles of Association. Under our Articles of Association, the board of directors may decide that all or part of the profits are carried to reserves. After reservation by the board of directors of any profit, the remaining profit will be at the disposal of the general meeting of shareholders. However, any future determination to pay dividends to the holders of our ordinary shares can only be resolved upon by the general meeting of shareholders, upon proposal of the board of directors.

We only make a distribution of dividends to our shareholders after the adoption of our annual accounts demonstrating that such distribution is legally permitted. The board of directors is permitted, subject to certain requirements, to declare interim dividends without the approval of the general meeting of shareholders.

Dividends and other distributions shall be made payable not later than the date determined by the board of directors. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable, will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

For a description of our dividend policy, please see “Dividend Policy.”

General Meeting of Shareholders

General meetings of shareholders are held in the municipality where we have our statutory seat or in Eindhoven, municipality Haarlemmermeer (including Schiphol), Leiden, Rotterdam, Utrecht or The Hague.

We must hold at least one general meeting of shareholders each year, to be held within six months after the end of our financial year. If the board of directors has failed to ensure that such general meetings of shareholders as referred to in the preceding sentences are held in a timely fashion, each shareholder and other person entitled to attend shareholders’ meetings may be authorized by the Dutch court to convene the general meeting of shareholders.

Our board of directors may convene additional extraordinary general meetings of shareholders whenever considered appropriate by the board. An extraordinary general meeting of shareholders shall be held within three months after our board of directors has considered it to be likely that our equity has decreased to an amount equal to or lower than half of its paid up and called up share capital, in order to discuss the measures to be taken if so required. Pursuant to Dutch law, one or more shareholders and/or others entitled to attend general meetings of shareholders, alone or jointly representing at least ten percent of our issued share capital may on their application, be authorized by the Dutch court to convene a general meeting of shareholders. The Dutch court will disallow the application if it does not appear to it that the applicants have previously requested that the board of directors convenes a shareholders’ meeting and the board of directors has not taken the necessary steps so that the shareholders’ meeting could be held within six weeks after the request.

General meetings of shareholders are convened by a notice, which includes an agenda stating the items to be discussed as well as other information as required by Dutch law. For the annual general meeting of shareholders the agenda will include, among other things, the adoption of our annual accounts, the appropriation of our profits or losses and proposals relating to the composition and filling of any vacancies of the board of directors. In addition, the agenda for a general meeting of shareholders includes such items as have been included therein by our board of directors. Pursuant to Dutch law, one or more shareholders and/or others entitled to attend general meetings of shareholders, alone or jointly representing at least 3% of the issued share capital have the right to request the inclusion of additional items on the agenda of shareholders’ meetings. Such requests must be made in writing, must be substantiated or accompanied by a proposal for a resolution, and received by us no later than the sixtieth day before the day the relevant general meeting of shareholders is held. No resolutions will be adopted on items other than those which have been included in the agenda.

Pursuant to our Articles of Association, our general meeting of shareholders is chaired by one of the following individuals, taking into account the following priority: (i) the chairman of our board of directors, (ii) the chief executive officer, (iii) a director who is chosen by the directors present at the general meeting of shareholders from their midst, or (iv) by another person appointed by the general meeting. The person that would be the chairperson based on the preceding sentence, may designate another person to act as chair of a general meeting of shareholders. The chairman shall decide on all disputes with regard to voting, admitting people and, in general the procedure at the meeting, insofar as this is not provided for by law or the Articles of Association.

Shareholders as well as other persons with voting rights and/or meeting rights, are entitled, in person or through an attorney authorized in writing for the specific meeting, to attend the general meeting, to address the general meeting of and, in so far they have such right, to vote. At the request of or on behalf of the chairman of the general meeting, each person who wishes to exercise the right to vote and to attend the general meeting has to sign the attendance list. The members of the board of directors and the company secretary shall have the right to attend the general meeting. In these meetings the members of the board shall have an advisory vote.

Each share shall confer the right to cast one vote at the general meeting of shareholders. Shareholders may vote by written proxy. The board of directors may decide that persons entitled to attend general meetings and vote there may, within a period prior to the general meeting of shareholders to be set by the board of directors, which period cannot start prior to the registration date as referred to in our Articles of Association, cast their vote electronically or by post in a manner to be decided by the board of directors. Votes cast in this manner are considered the same as votes cast at the meeting.

Insofar as Dutch law or the Articles of Association do not prescribe a larger majority, resolutions of the general meeting shall be passed by an absolute majority of votes cast.

Appointment of Board Members

Under our Articles of Association, our board members are appointed by the general meeting of shareholders upon binding nomination by our board of directors. However, the general meeting of shareholders may at all times overrule the binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the general meeting of shareholders overrules the binding nomination, the board of directors shall make a new nomination at a subsequent general meeting of shareholders, where the same majority and quorum requirements will apply as are applicable to the first general meeting of shareholders. If the general meeting of shareholders does not overrule the binding nomination, the nominated individual will have been appointed. At a general meeting of shareholders, a resolution to appoint a director can only be passed in respect of candidates whose names are stated for that purpose in the agenda of that general meeting of shareholders or in the explanatory notes thereto. In the nomination of the board of directors and in the subsequent resolution to appoint a person as a director, the general meeting of shareholders shall determine whether that person is appointed as executive director or as non-executive director.

Duties and Liabilities of Board Members

Under Dutch law, the board of directors as a collective is responsible for the management and the strategy, policy and operations of the company, subject to the restrictions contained in Dutch law, our Articles of Association and our Board Rules. The executive directors manage our day-to-day business and operations of the company and its enterprise and implement our strategy. The non-executive directors focus on the supervision on the policy and functioning of the performance of the duties of all directors and our general state of affairs, and advise the executive directors. Each director has a statutory duty to act in the corporate interest of the company and its business. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company and its business also applies in the event of a proposed sale or break-up of the company, provided that the specific circumstances generally dictate how such duty is to be applied and how the respective interests of various groups of stakeholders should be weighed. Any resolution of the board of directors regarding a material change in the identity or character of the company requires the approval of the general meeting of shareholders. Our Articles of Association allow the board of directors to determine in writing that one or more directors may validly pass resolutions in respect of matters which fall under his or her duties, as attributed to that director by the board of directors.

Limitation on Liability and Indemnification Matters

Under Dutch law, directors and certain other officers may be held liable for damages in the event of improper or negligent performance of their duties. They may be held jointly and severally liable for damages to the company and to third parties for infringement of the Articles of Association or of certain provisions of Dutch law. In certain circumstances, they may also incur additional specific civil and criminal liabilities. Subject to certain exceptions, our Articles of Association provide for indemnification of our current and former directors (and other current and former officers and employees as authorized by our board of directors). No indemnification shall be made in respect of any claim, issue or matter:

a)

as to which such person shall have been adjudged in a final and non-appealable judgment by a Dutch judge to be liable for fraud, willful recklessness (bewuste roekeloosheid), willful misconduct (opzet) or seriously culpable (ernstig verwijtbaar) in the performance of his or her duty as a director or officer to the company, unless and only to the extent that the judge before whom such action or proceeding was brought or any other Dutch judge having appropriate jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to a compensation which the judge before whom such action or proceeding was brought or such other judge having appropriate jurisdiction shall deem proper;

b)

as a result of a violation of criminal law (except for the costs fines or financial sanctions as a result of the civil law consequences of a violation of criminal law), to the extent that such fines are imposed by a court decision on the ground that the director himself is personally liable for a violation of criminal law; or

c)	insofar costs and losses have been insured under any insurance and the insurance company has reimbursed to him the costs and losses under any applicable insurance policy.

Adoption of Annual Accounts and Discharge of Management and Director Liability

Within five months after the end of each financial year, our board of directors will prepare the annual accounts. The annual accounts must be accompanied by an auditor’s certificate, an annual report and certain other mandatory information and must be made available for inspection by those entitled to attend the general meeting at our offices within the same period. The annual accounts must be signed by all of our directors. If the signature of one or more of them is missing, this will be stated and reasons for this omission will be given. Under Dutch law, the general meeting of shareholders may appoint and remove our independent auditors, as referred to in Section 2:393 Dutch Civil Code, who audit the annual accounts. If the general meeting of shareholders fails to appoint an independent auditor, the auditor will be appointed by the board of directors. The annual accounts are adopted by our shareholders at the general meeting of shareholders and will be prepared in accordance with Part 9 of Book 2 of the Dutch Civil Code.

The adoption of the annual accounts by our shareholders does not release our board members from liability for acts reflected in those documents. Any such release from liability requires a separate shareholders’ resolution.

Pursuant to Dutch law, we are required to publish our annual accounts within eight days after adoption.

Our financial reporting will be subject to the supervision of the Dutch regulator AFM. The AFM will review the content of the financial reports and has the authority to approach us with requests for information if, on the basis of publicly available information, it has reasonable doubts as to the integrity of our financial reporting. For a more detailed description we refer to the description below under the heading “—Dutch Financial Reporting Supervision Act.”

Amendment of Articles of Association

Our general meeting of shareholders, at the proposal of our board of directors, may resolve to amend our Articles of Association. A resolution taken by the general meeting of shareholders to amend our Articles of Association requires a simple majority of the votes cast.

Dissolution and Liquidation

The general meeting of shareholders may, based on a proposal by board of directors, resolve to dissolve the company by a resolution passed by a simple majority of the votes cast. In the event of the company being dissolved, the liquidation shall be effected by our board of directors, unless the general meeting of shareholders decides otherwise.

In the event of a dissolution, the liquidation shall be effected by the board of directors, unless the general meeting decides otherwise. To the extent that any assets remain after payment of all debts, those assets shall be distributed to the holders of ordinary shares.

Exclusive forum

Our Articles of Association will provide that unless we otherwise consent in writing to the selection of an alternative forum, the competent courts of Amsterdam, the Netherlands shall be the sole and exclusive forum for any dispute between (i) any person holding our ordinary shares or an interest in our ordinary shares and (ii) us, any of our directors, officers or employees (including any of our former directors, former officers or former employees to the extent the dispute arises from such director, officer or other employee’s acts or omissions while serving as our director, officer or employee), in each case (a) whether such dispute relates to the Articles of Association or otherwise and (b) provided that the federal district courts of the United State of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, the Exchange Act or the rules and regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring any interest in our ordinary shares shall be deemed to have notice of and consented to the forum provisions in our Articles of Association.

Dutch Corporate Governance Code

We are subject to the DCGC. The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including Nasdaq. The DCGC contains both principles and best practice provisions for boards of directors, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. DCGC is divided into five chapters which address the following topics: (i) long-term value creation; (ii) effective management and supervision; (iii) remuneration; (iv) the general meeting; and (v) one-tier governance structure.

The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports, filed in the Netherlands, whether they comply with the provisions of the DCGC. If they do not comply with those provisions (for example, because of a conflicting Nasdaq requirement), the company is required to give the reasons for such noncompliance.

The company intends to comply with the relevant best practice provisions of the Dutch Corporate Governance Code except as may be noted from time to time in its annual reports.

We acknowledge the importance of good corporate governance. However, at this stage, we do not comply with all the provisions of the DCGC, to a large extent because such provisions conflict with or are inconsistent with the corporate governance rules of the Nasdaq Stock Market and United States securities laws that apply to us, or because such provisions do not reflect best practices of global companies listed on the Nasdaq Global Market.

Under our Articles of Association, directors are to be appointed on the basis of a binding nomination, prepared by the board of directors. This means that the nominee will be appointed to the board of directors, unless the general meeting of shareholders overrules the binding nomination, in which case a new nomination will be prepared for a subsequent general meeting. Our Articles of Association will provide that the general meeting of shareholders can only pass such resolution to overrule the binding nomination by a two-thirds majority, representing more than half of the issued share capital. However, the DCGC recommends that the general meeting of shareholders can pass such a resolution by simple majority, representing no more than one-third of the issued share capital.

Under the Articles of Association, directors can only be dismissed by the general meeting of shareholders by simple majority if the board of directors proposes the dismissal. In other cases, the general meeting of shareholders can only pass such resolution by a two-thirds majority representing more than half of the issued share capital. The DCGC recommends that the general meeting of shareholders can pass a resolution to dismiss a director by simple majority, representing no more than one-third of the issued share capital.

Dutch Financial Reporting Supervision Act

Under the Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving), or the FRSA, the AFM supervises the application of financial reporting standards by, among others, companies whose corporate seats are in the Netherlands and whose securities are listed on a regulated market within the EU or in a non-EU country on a system similar to a regulated market. Since the company has its corporate seat in the Netherlands and our ordinary shares will be listed on the Nasdaq Global Market, the FRSA will be applicable to us.

Pursuant to the FRSA, the AFM has an independent right to (i) request an explanation from us regarding our application of the applicable financial reporting standards and (ii) recommend to us that we make available further explanations. If we do not comply with such a request or recommendation, the AFM may request that the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer) order us to (i) make available further explanations as recommended by the AFM, (ii) provide an explanation of the way we have applied the applicable financial reporting standards to our financial reports or (iii) prepare our financial reports in accordance with the Enterprise Chamber’s instructions.

Foreign Investment Legislation

Under existing laws of the Netherlands, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of our ordinary shares, subject to applicable restrictions under sanctions and measures, including those concerning export control, pursuant to European Union regulations, the Sanctions Act 1977 (Sanctiewet 1977) or other legislation, applicable anti-boycott regulations, anti-money laundering regulations and similar rules.

Comparison of Dutch Corporate Law and Our Articles of Association and United States Corporate Law

The following comparison between Dutch corporation law, which applies to us, and Delaware corporation law, the law under which many publicly listed corporations in the United States are incorporated, discusses additional matters not otherwise described in this prospectus. Although we believe this summary is materially accurate, the summary is subject to Dutch law, including Book 2 of the Dutch Civil Code and Delaware corporation law, including the Delaware General Corporation Law.

Corporate Governance

Duties of the Board of Directors

The Netherlands.    We will have a one-tier board structure, immediately upon effectiveness of our Articles of Association, which will occur immediately prior to the completion of this offering. Our business and affairs are managed under the direction of our board of directors, which is divided into executive and non-executive directors.

Under Dutch law, the board of directors as a collective is responsible for the management and the strategy, policy and operations of the company, subject to the restrictions contained in Dutch law, our Articles of Association and our Board Rules. The executive directors manage our day-to-day business and operations of the company and our enterprise and implement our strategy. The non-executive directors focus on the supervision, policy and functioning of the performance of the duties of all directors and our general state of affairs, and advise the executive directors. Each director has a statutory duty to act in the corporate interest of the company and its business. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company and its business also applies in the event of a proposed sale or break-up of the company, provided that the specific circumstances generally dictate how such duty is to be applied and how the respective interests of various groups of stakeholders should be weighed. Any resolution of the board of directors regarding a material change in the identity or character of the company requires the approval of the general meeting of shareholders.

Delaware.    The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise informed business judgment in the performance of their duties. Informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

Board Member Terms

The Netherlands.    The DCGC provides the following best practice recommendations on the terms for tenure of directors:

•	executive directors should be appointed for a maximum period of four years, without limiting the number of consecutive terms executive directors may serve; and

•

non-executive directors should be appointed for two consecutive periods of no more than four years. Thereafter, non-executive directors may be reappointed for a maximum of two consecutive periods of no more than two years, provided that the reasons for any reappointment after an eight-year term of office should be disclosed in our statutory annual management report.

Delaware.    The Delaware General Corporation Law generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the stockholders. A director elected to serve a term on a “classified” board may not be removed by stockholders without cause. There is no limit in the number of terms a director may serve.

Board Member Vacancies

The Netherlands.    Under Dutch law, directors are appointed by the general meeting of shareholders. Under our Articles of Association, directors are appointed by the general meeting of shareholders upon the binding nomination by our board of directors. However, the general meeting of shareholders may at all times overrule the binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the general meeting of shareholders overrules the binding nomination, the board of directors must make a new nomination at a subsequent general meeting of shareholders, where the same majority and quorum requirements will apply. If the general meeting of shareholders does not overrule the binding nomination, the nominated individual will have been appointed.

Delaware.    The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case any other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Removal of Board Members

The Netherlands.    Under our Articles of Association, the general meeting of shareholders shall at all times be entitled to suspend or dismiss an executive or non-executive director. The general meeting of shareholders may only adopt a resolution to suspend or dismiss such a member by at least a two thirds majority of the votes cast, provided such majority represents more than half of the issued share capital, unless the proposal was made by the board of directors, in which case a simple majority of the votes cast is sufficient. In addition, the board of directors may at any time suspend, but not dismiss, an executive director.

Delaware.    Under the Delaware General Corporation Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Proxy Voting by Board Members

The Netherlands.    An absent director may issue a proxy for a specific board meeting but only to another director in writing.

Delaware.    A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Remuneration of Board Members

The Netherlands.    Under Dutch law and our Articles of Association, we must adopt a remuneration policy for executive and non-executive directors. Such remuneration policy will be based upon a proposal by the board of directors and shall be adopted by the general meeting of shareholders, with a simple majority of votes cast. Our non-executive directors will determine the remuneration of our executive directors in accordance with the remuneration policy. Our shareholders will determine the remuneration of our non-executive directors, upon a proposal of the board of directors in accordance with the remuneration policy. A proposal by the board of directors with respect to remuneration schemes in the form of shares or rights to shares is submitted by the board of directors to the general meeting for its approval. This proposal must set out at least the maximum number of shares or rights to subscribe for shares to be granted to the board of directors and the criteria for granting or amendment.

Delaware.    Under the Delaware General Corporation Law, the stockholders do not generally have the right to approve the compensation policy for directors or the senior management of the corporation, although certain aspects of executive compensation may be subject to stockholder vote due to the provisions of United States federal securities and tax law, as well as exchange requirements.

Conflict-of-Interest Transactions

The Netherlands.    Under Dutch law and our Articles of Association, executive and non-executive directors shall not take part in any discussion or decision-making that involves a subject or transaction in relation to which he or she has a direct or indirect personal interest that conflicts with the interests of the company or its business. An executive or non-executive director with such a conflict of interest must promptly notify the other executive and non-executive directors of such conflict. If it becomes apparent that such executive or non-executive director was involved in the decision-making process, such decision may be nullified.

Our Articles of Association provide that if all the directors have a conflict of interest, the resolution may nevertheless be passed by the board of directors as though none of the directors had a conflict of interest.

Delaware.    The Delaware General Corporation Law generally permits transactions involving a Delaware corporation and an interested director of that corporation if:

•	the material facts as to the director’s relationship or interest are disclosed and a majority of disinterested directors consent;

•	the material facts are disclosed as to the director’s relationship or interest and a majority of shares entitled to vote thereon consent; or

•	the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

Shareholder Rights

Voting Rights

The Netherlands.    In accordance with Dutch law and our Articles of Association, each issued ordinary share confers the right to cast one vote at the general meeting of shareholders. Each holder of ordinary shares may cast as many votes as it holds shares. Shares that are held by us or our direct or indirect subsidiaries as well as shares for which we or our subsidiaries hold depositary receipts do not confer the right to vote. Nonetheless, the holders of a right of use and enjoyment (vruchtgebruik) and the holders of a right of pledge (pandrecht) in respect of shares held by us or our subsidiaries in our share capital are not excluded from the right to vote on such shares, if the right of use and enjoyment (vruchtgebruik) or the right of pledge (pandrecht) was granted prior to the time such shares were acquired by us or any of our subsidiaries. Neither we nor any of our subsidiaries may cast votes in respect of a share on which we or such subsidiary holds a right of use and enjoyment (vruchtgebruik) or a right of pledge (pandrecht). Shares which are not entitled to voting rights pursuant to the preceding sentences will not be taken into account for the purpose of determining the number of shareholders that vote and that are present or represented, or the amount of the share capital that is provided or that is represented at our general meeting of shareholders.

Our Articles of Association do not provide for quorum requirements generally applicable to general meetings of shareholders. All resolutions of the general meeting of shareholders are adopted by a simple majority of votes cast without quorum requirement, except where Dutch law or our Articles of Association provide for a special majority and/or quorum in relation to specified resolutions. For each general meeting of shareholders, the board of directors may determine that a record date will be applied in order to establish which shareholders and others with meeting rights are entitled to attend and, if applicable, vote at the general meeting of shareholders. Such record date shall be the 28th day prior to the day of the general meeting. The record date and the manner in which shareholders can register and exercise their rights will be set out in the convocation notice of the general meeting of shareholders, which must be published in a Dutch daily newspaper with national distribution at least 15 calendar days prior to the meeting (and such notice may therefore be published after the record date for such meeting). Under our Articles of Association, shareholders and others with meeting rights under Dutch law must notify us in writing or by electronic means of their identity and intention to attend the general meeting of shareholders. This notice must be received by us ultimately on the seventh day prior to the general meeting of shareholders, unless indicated otherwise when such meeting is convened.

Delaware.    Under the Delaware General Corporation Law, each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation, or at elections held under specified circumstances. Either the certificate of incorporation or the bylaws may specify the number of shares and/or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event will a quorum consist of less than one third of the shares entitled to vote at a meeting.

Shareholders as of the record date for the meeting are entitled to vote at the meeting, and the board of directors may fix a record date that is no more than 60 nor less than 10 days before the date of the meeting, and if no record date is set then the record date is the close of business on the day next preceding the day on which notice is given, or if notice is waived then the record date is the close of business on the day next preceding the day on which the meeting is held. The determination of the shareholders of record entitled to notice or to vote at a meeting of shareholders shall apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.

Shareholder Proposals

The Netherlands.    Pursuant to our Articles of Association, extraordinary general meetings of shareholders will be held whenever required under Dutch law or whenever our board of directors deems such to be appropriate or necessary. Pursuant to Dutch law, one or more shareholders or others with meeting rights under Dutch law representing at least one-tenth of the issued share capital may request the Dutch courts to order that a general meeting of shareholders be held and may, on their application, be authorized by the court to convene a general meeting of shareholders if we refuse to convene a general meeting at their request. The court shall disallow the application if it does not appear that the applicants have previously requested the board of directors to convene a general meeting of shareholders and board of directors has not taken the necessary steps so that the general meeting of shareholders could be held within six weeks after the request.

Also, the agenda for a general meeting of shareholders shall include such items requested by one or more shareholders, and others entitled to attend general meetings of shareholders, representing at least 3% of the issued share capital, except where the Articles of Association state a lower percentage. Our Articles of Association do not state such lower percentage. Requests must be made in writing and received by the board of directors at least 60 days before the day of the meeting. In accordance with the DCGC and our Articles of Association, a shareholder shall exercise the right of putting an item on the agenda only after consulting the board of directors in that respect. If one or more shareholders intend to request that an item be put on the agenda that may result in a change in the company’s strategy, the board of directors must be given the opportunity to invoke a reasonable period to respond to such intention. Such period shall not exceed 180 days (or such other period as may be stipulated for such purpose by Dutch law and/or the DCGC from time to time). If invoked, the board of directors must use such response period for further deliberation and constructive consultation, in any event with the shareholder(s) concerned, and shall explore the alternatives. At the end of the response time, the board of directors shall report on this consultation and the exploration of alternatives to the general meeting of shareholders. The response period may be invoked only once for any given general meeting of shareholders and shall not apply: (a) in respect of a matter for which a response period has been previously invoked; or (b) if a shareholder holds at least 75% of the company’s issued share capital as a consequence of a successful public bid. The response period may also be invoked in response to shareholders or others with meeting rights under Dutch law requesting that a general meeting of shareholders be convened, as described above.

Delaware.    Delaware law does not specifically grant stockholders the right to bring business before an annual or special meeting. However, if a Delaware corporation is subject to the SEC’s proxy rules, a stockholder who owns at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Action by Written Consent

The Netherlands.    Under Dutch law and our Articles of Association, shareholders’ resolutions may be adopted in writing without holding a meeting of shareholders, provided that, among other things, (i) all shareholders agree on this practice for decision making and, (ii) the resolution is adopted unanimously by all shareholders that are entitled to vote. The requirements of unanimity renders the adoption of shareholder resolutions without a meeting not practically feasible for publicly traded companies.

Delaware.    Although permitted by Delaware law, publicly listed companies do not typically permit stockholders of a corporation to take action by written consent.

Appraisal Rights

The Netherlands.    The concept of appraisal rights is not known as such under Dutch law.

However, pursuant to Dutch law a shareholder who for his own account contributes at least 95% of our issued share capital may initiate proceedings against our minority shareholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Enterprise Chamber. The Enterprise Chamber may grant the claim for squeeze out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a daily newspaper with a national circulation.

Furthermore, in accordance with the directive 2005/56/EC of the European Parliament and the Council of October 26, 2005 on cross-border mergers of limited liability companies, Dutch law provides that, to the extent that the acquiring company in a cross-border merger is organized under the laws of another EU member state, a shareholder of a Dutch disappearing company who has voted against the cross-border merger may file a claim with the Dutch company for compensation. Such compensation to be determined by one or more independent experts. The shares of such shareholder that are subject to such claim will cease to exist as of the moment of entry into effect of the cross-border merger.

Delaware.    The Delaware General Corporation Law provides for stockholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the stockholder’s shares, in connection with certain mergers and consolidations.

Shareholder Suits

The Netherlands.    In the event a third party is liable to a Dutch company, only the company itself can bring a civil action against that party. The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third party to the company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. The Dutch Civil Code provides for the possibility to initiate such actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can act as a class representative and has standing to commence proceedings and claim damages if certain criteria are met. The court will first determine if those criteria are met. If so, the case will go forward as a class action on the merits after a period allowing class members to opt out from the case has lapsed. All members of the class who are residents of the Netherlands and who did not opt-out will be bound to the outcome of the case. Residents of other countries must actively opt in in order to be able to benefit from the class action. The defendant is not required to file defenses on the merits prior to the merits phase having commenced. It is possible for the parties to reach a settlement during the merits phase. Such a settlement can be approved by the court, which approval will then bind the members of the class, subject to a second opt-out. This new regime applies to claims brought after January 1, 2020 and applies to actions that relate to events that occurred on or after November 15, 2016. For other matters, the old Dutch class actions regime will apply. Under the old regime, no monetary damages can be sought. Also, a judgment rendered under the old regime will not bind individual class members. Even though Dutch law does not provide for derivative suits, directors and officers can still be subject to liability under United States securities laws.

Delaware.    Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a stockholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a stockholder at the time of the transaction that is the subject of the suit and throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.

Shareholder Vote on Certain Reorganizations

The Netherlands.    Under Dutch law, the general meeting of shareholders must approve resolutions of the board of directors relating to a significant change in the identity or the character of the company or the business of the company, which includes:

•	a transfer of the business or virtually the entire business to a third party;

•

the entry into or termination of a long-term cooperation of the company or a subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of a far-reaching significance for the company; and

•

the acquisition or divestment by the company or a subsidiary of a participating interest in the capital of a company having a value of at least one third of the amount of its assets according to its balance sheet and explanatory notes or, if the company prepares a consolidated balance sheet, according to its consolidated balance sheet and explanatory notes in the last adopted annual accounts of the company.

Delaware.    Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.

Under the Delaware General Corporation Law, no vote of the stockholders of a surviving corporation to a merger is needed, however, unless required by the certificate of incorporation, if (i) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (ii) the shares of stock of the surviving corporation are not changed in the merger and (iii) the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation’s common stock outstanding immediately prior to the effective date of the merger. In addition, stockholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the stockholders will be entitled to appraisal rights.

Anti-takeover Provisions

The Netherlands.    Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law. We have adopted several provisions in our Articles of Association that may have the effect of making a takeover of our company more difficult or less attractive. These provisions provide for, among other things:

•

a provision that our directors may only be removed at the general meeting of shareholders by a two-thirds majority of the votes cast representing more than 50% of our outstanding share capital if such removal is not proposed by our board of directors;

•

our directors being appointed on the basis of a binding nomination by our board of directors, which can only be overruled by the general meeting of shareholders by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital (in which case the board of directors may draw up a new nomination); and

•	requirements that certain matters, including an amendment of our Articles of Association, may only be brought to our shareholders for a vote upon a proposal by our board of directors.

Delaware.    In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

Section 203 of the Delaware General Corporation Law prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested stockholder, unless:

•	the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transactions;

•

after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and officers of interested stockholders and shares owned by specified employee benefit plans; or

•

after the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder.

A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until twelve months following its adoption.

Issuance of Shares

The Netherlands.    Under Dutch law, a company’s general meeting is the corporate body authorized to resolve on the issuance of shares and the granting of rights to subscribe for shares. The general meeting can delegate such authority to another corporate body of the company, such as the board of directors, for a period not exceeding five years; this authorization may only be extended from time to time for a maximum period of five years. In order for a resolution of the general meeting on an issuance or an authorization as discussed in the previous sentence to be valid, a prior or simultaneous approval shall be required from each meeting of holders of a certain class of shares whose rights are prejudiced by the issuance.

Delaware.    All creation of shares require the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation.

Preemptive Rights

The Netherlands.    Under Dutch law, in the event of an issuance of ordinary shares, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder (with the exception of ordinary shares to be issued to employees or ordinary shares issued against a contribution other than in cash or pursuant to the exercise of a previously acquired right to subscribe for shares). Under our Articles of Association, the preemptive rights in respect of newly issued ordinary shares may be restricted or excluded by a resolution of the general meeting of shareholders upon proposal of the board of directors.

The board of directors may restrict or exclude the preemptive rights in respect of newly issued ordinary shares if it has been designated as the authorized body to do so by the general meeting of shareholders. Such designation can be granted for a period not exceeding five years. A resolution of the general meeting of shareholders to restrict or exclude the preemptive rights or to designate the board of directors as the authorized body to do so requires a two-thirds majority of the votes cast, if less than one half of our issued share capital is represented at the meeting.

At our annual general meeting held on                 , 2021, our shareholders authorized our board of directors for a period of five years from the closing of this offering to limit or exclude preemptive rights accruing to shareholders in connection with the issue of ordinary shares or rights to subscribe for ordinary shares.

Delaware.    Under the Delaware General Corporation Law, stockholders have no preemptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the certificate of incorporation.

Repurchase of Shares

The Netherlands.    Under Dutch law, a company such as ours may not subscribe for newly issued shares in its own capital. Such company may, however, subject to certain restrictions of Dutch law and its Articles of Association, acquire shares or depositary receipts in its own capital. We may acquire fully paid shares in our own capital at any time for no valuable consideration. Furthermore, subject to certain provisions of Dutch law and our Articles of Association, we may repurchase fully paid shares in our own capital if (i) such repurchase would not cause our shareholders’ equity (eigen vermogen) to fall below an amount equal to the sum of the paid-up and called-up part of the issued share capital and the reserves we are required to maintain pursuant to applicable law and our Articles of Association and (ii) we and our subsidiaries would not as a result of such repurchase hold, or would not hold as pledgees, shares having an aggregate nominal value of more than 50% of our own issued share capital.

Other than shares acquired for no valuable consideration, ordinary shares may only be acquired following a resolution of our board of directors, acting pursuant to an authorization for the repurchase of shares granted by the general meeting of shareholders. An authorization by the general meeting of shareholders for the repurchase of shares can be granted for a maximum period of 18 months. Such authorization must specify the number and class of shares that may be acquired, the manner in which these shares may be acquired and the price range within which the shares may be acquired.

No authorization of the general meeting of shareholders is required if ordinary shares are acquired by us with the intention of transferring such ordinary shares to our employees under an applicable employee stock purchase plan.

Delaware.    Under the Delaware General Corporation Law, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.

Inspection of Books and Records

The Netherlands. Our shareholders’ register is available for inspection by the shareholders and holders of a right of use and enjoyment (vruchtgebruik) and holders of a right of pledge (pandrecht) whose particulars must be registered therein. The board of directors provides the general meeting of shareholders, within a reasonable amount of time, with all information that the shareholders reasonably requests for the exercise of their powers, unless this would be contrary to an overriding interest of our company. If the board of directors invokes an overriding interest, it must give reasons.

Delaware.    Under the Delaware General Corporation Law, any stockholder may inspect for any proper purpose certain of the corporation’s books and records during the corporation’s usual hours of business.

Dividends

The Netherlands.    Dutch law provides that dividends may be distributed after adoption of the annual accounts by the general meeting of shareholders from which it appears that such dividend distribution is allowed. Moreover, dividends may be distributed only to the extent the shareholders’ equity exceeds the amount of the paid-up and called-up part of the issued share capital and the reserves that must be maintained under Dutch law or the articles of association. Interim dividends may be declared as provided in the articles of association and may be distributed to the extent that the shareholders’ equity exceeds the amount of the issued and paid-up and called-up part of the issued share capital and the required legal reserves as described above as apparent from our financial statements Interim dividends should be regarded as advances on the final dividend to be declared with respect to the financial year in which the interim dividends have been declared. Should it be determined after adoption of the annual accounts with respect to the relevant financial year that the distribution was not permissible, the company may reclaim the paid interim dividends as unduly paid. Under Dutch law, the articles of association may prescribe that the board of directors decides what portion of the profits are to be held as reserves.

Under our Articles of Association, the board of directors may decide that all or part of the profits are carried to reserves. After reservation by the board of directors of any profit, the remaining profit will be at the disposal of the general meeting of shareholders. However, a distribution to the holders of ordinary shares can only be resolved upon by the general meeting at the proposal of the board of directors. We only make a distribution of dividends to our shareholders after the adoption of our annual accounts demonstrating that such distribution is legally permitted. The board of directors is permitted, subject to certain requirements, to declare interim dividends without the approval of the general meeting of shareholders.

Dividends and other distributions shall be made payable not later than the date determined by the board of directors. Claims to dividends and other distribution not made within five years from the date that such dividends or distributions became payable, will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

Delaware.    Under the Delaware General Corporation Law, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of ordinary shares, property or cash.

Listing

We intend to apply to list our ordinary shares on The Nasdaq Global Market under the symbol “AGDX.”

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares will be                .

BOOK ENTRY PROCEDURE AND SETTLEMENT

Most offered securities will be book-entry (global) securities. Upon issuance, all book-entry securities will be represented by one or more fully registered global securities, without coupons. Each global security will be deposited with, or on behalf of, The Depository Trust & Clearing Corporation, or DTC, a securities depositary, and will be registered in the name of Cede & Co. or another nominee of DTC. DTC, Cede & Co., or such nominee, will thus be the only registered holder of these securities. Except as set forth below, the registered global securities may be transferred, in whole but not in part, only to Cede & Co., another nominee of DTC or to a successor of DTC or its nominee.

Purchasers of securities may only hold interests in the global securities through DTC if they are participants in the DTC system. Individual certificates in respect of the securities will not be issued in exchange for the registered global securities, except in very limited circumstances. Purchasers may also hold interests through a securities intermediary—banks, brokerage houses and other institutions that maintain securities accounts for customers—that has an account with DTC or its nominee. DTC will maintain accounts showing the security holdings of its participants, and these participants will in turn maintain accounts showing the security holdings of their customers. Some of these customers may themselves be securities intermediaries holding securities for their customers. Thus, each beneficial owner of a book-entry security will hold that security indirectly through a hierarchy of intermediaries, with DTC at the top and the beneficial owner’s own securities intermediary at the bottom.

The securities of each beneficial owner of a book-entry security will be evidenced solely by entries on the books of the beneficial owner’s securities intermediary. The actual purchaser of the securities will generally not be entitled to have the securities represented by the global securities registered in its name and will not be considered the owner under the declaration. In most cases, a beneficial owner will also not be able to obtain a paper certificate evidencing the holder’s ownership of securities. The book-entry system for holding securities eliminates the need for physical movement of certificates and is the system through which most publicly traded common stock is held in the United States. However, the laws of some jurisdictions require some purchasers of securities to take physical delivery of their securities in definitive form. These laws may impair the ability to transfer book-entry securities.

Title to book-entry interests in the securities will pass by book-entry registration of the transfer within the records of DTC in accordance with its procedures.

If DTC notifies us that it is unwilling or unable to continue as a clearing system in connection with the registered global securities or ceases to be a clearing agency registered under the Exchange Act, and a successor clearing system is not appointed by us within 90 days after receiving that notice from DTC or upon becoming aware that DTC is no longer so registered, we will issue or cause to be issued individual certificates in registered form on registration of transfer of, or in exchange for, book-entry interests in the securities represented by registered global securities upon delivery of those registered global securities for cancellation. We may also permit beneficial owners of book-entry securities represented by a global security to exchange their beneficial interests for definitive (paper) securities if, in our sole discretion, we decide to allow some or all book-entry securities to be exchangeable for definitive securities in registered form.

Unless we indicate otherwise, any global security that is exchangeable will be exchangeable in whole for definitive securities in registered form, with the same terms and of an equal aggregate principal amount. Definitive securities will be registered in the name or names of the person or persons specified by DTC in a written instruction to the registrar of the securities. DTC may base its written instruction upon directions that it receives from its participants.

In this prospectus, for book-entry securities, references to actions taken by security holders will mean actions taken by DTC upon instructions from its participants, and references to payments and notices of redemption to security holders will mean payments and notices of redemption to DTC as the registered holder of the securities for distribution to participants in accordance with DTC’s procedures.

Initial settlement for the securities offered on a global basis through DTC will be made in immediately available funds. Secondary market trading between DTC’s participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the securities among participants thereof, it is under no obligation to perform or continue to perform the foregoing procedures and these procedures may be changed or discontinued at any time.

DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a clearing corporation within the meaning of the New York Uniform Commercial Code and a clearing agency registered under section 17A of the Securities Exchange Act of 1934. The rules applicable to DTC and its participants are on file with the SEC.

We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interest in the book-entry securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our ordinary shares. Future sales of substantial amounts of our ordinary shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of ordinary shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our ordinary shares in the public market after such restrictions lapse. This may adversely affect the prevailing market price of our ordinary shares and our ability to raise equity capital in the future.

Upon completion of this offering, based on our ordinary and redeemable convertible preference shares outstanding as of June 30, 2021, we will have                  ordinary shares outstanding, or                  ordinary shares outstanding if the underwriters exercise their option in full to purchase additional ordinary shares. Of these shares,                 ordinary shares, or                  ordinary shares if the underwriters exercise their option in full to purchase additional ordinary shares, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining                 ordinary shares are “restricted securities” as defined in Rule 144 and we expect that all or substantially all of these restricted securities will be subject to the contractual 180-day lock-up period described below. These restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act.

Rule 144

In general, a person who has beneficially owned our ordinary shares that are restricted shares for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our ordinary shares that are restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of our ordinary shares then outstanding, which will equal approximately                  ordinary shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional ordinary shares; or

•	the average weekly trading volume of our ordinary shares on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701, any of our employees, board members, officers, consultants or advisors who purchases shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Agreements

All of our board members, executive officers and the holders of all or substantially all of our ordinary shares have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or such other securities for a period of 180 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of Goldman Sachs & Co. LLC, Citigroup Global Markets Inc., and Cowen and Company, LLC. See “Underwriting.”

MATERIAL TAX CONSIDERATIONS

The following summary contains a description of certain Dutch and United States federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. Please note that this summary should not be considered a comprehensive description of all the tax considerations that may be relevant to the decision to purchase ordinary shares. The summary is based upon the tax laws of the Netherlands and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, except if specifically stated otherwise which are subject to change. Shareholders and prospective shareholders should therefore consult their tax adviser regarding the tax consequences of any purchase, ownership or disposal of our ordinary shares.

Material Dutch Tax Considerations

For Dutch tax purposes, a shareholder may include an individual or entity who does not have the legal title of our ordinary shares but to whom nevertheless our ordinary shares are attributed based either on such individual or entity holding a beneficial interest in our ordinary shares or based on specific statutory provisions, including statutory provisions pursuant to which our ordinary shares are attributed to an individual who is, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds our ordinary shares.

The following summary is based on Dutch tax law as applied and interpreted by Dutch tax courts and as published and in effect on the date hereof, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect. For the purpose of this discussion, Dutch Taxes shall mean taxes of whatever nature levied by or on behalf of the Netherlands or any of its subdivisions or taxing authorities. The Netherlands means the part of the Kingdom of the Netherlands located in Europe.

Any reference hereafter made to a treaty for the avoidance of double taxation concluded by the Netherlands includes the Tax Regulation for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk), the Tax Regulation for the Netherlands and Sint Maarten (Belastingregeling Nederland Sint Maarten), the Tax Regulation for the Netherlands and Curacao (Belastingregeling Nederland Curaçao), and the Tax Regulation for the Country of the Netherlands (Belastingregeling voor het land Nederland).

This section does not purport to describe the possible Dutch tax considerations or consequences that may be relevant to a shareholder:

•

that is an exempt investment institution (vrijgestelde beleggingsinstelling) or an investment institution (fiscale beleggingsinstelling) as defined in articles 6a and 28 of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969);

•	that is a pension fund, or another Dutch tax resident entity that is exempt from or not subject to Dutch corporate income tax;

•

that is a corporate shareholder which qualifies for the Dutch participation exemption (deelnemingsvrijstelling) or would qualify for the participation exemption had the corporate shareholder been resident in the Netherlands or which qualifies for participation credit (deelnemingsverrekening). Generally speaking, a shareholding is considered to qualify as a participation for the participation exemption or participation credit if it represents an interest of 5% or more of the nominal paid-in share capital of the subsidiary;

•

to whom the ordinary shares and the income from ordinary shares are attributed based on the separated private assets (afgezonderd particulier vermogen) provisions of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001);

•

which is a resident entity of Aruba, Curaçao or Sint Maarten that has an enterprise which is carried on through a permanent establishment or a permanent representative in Bonaire, Sint Eustatius or Saba and the ordinary shares are attributable to such permanent establishment or permanent representative;

•	which is not considered the beneficial owner (uiteindelijk gerechtigde) of the ordinary shares or the benefits derived from or realized in respect of this ordinary shares; or

•

to whom the ordinary shares or the income therefrom is attributable to employment activities which are taxed as employment income in the Netherlands or in connection with a membership of a board, or a management role.

•	that holds a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in Agendia N.V.

•	Generally, a shareholder has a substantial interest in Agendia N.V. if such shareholder, alone or together with his or her partner, directly or indirectly:

•

owns, or holds certain rights on, our ordinary shares representing 5% or more of the total issued and outstanding capital of Agendia N.V., or of the issued and outstanding capital of any class of shares of Agendia N.V.;

•

holds rights to, directly or indirectly, acquire our ordinary shares, whether or not already issued, representing 5% or more of the total issued and outstanding capital of Agendia N.V., or of the issued and outstanding capital of any class of shares of Agendia N.V.; or

•	owns, or holds certain rights on, profit participating certificates that relate to 5% or more of the annual profit of Agendia N.V. or to 5% or more of the liquidation proceeds of Agendia N.V.

•

A holder of ordinary shares can also have a substantial interest if one of certain relatives of that holder or his or her partner (statutorily defined term under Dutch tax law), has a (deemed) substantial interest in us.

•	Generally, a shareholder has a deemed substantial interest (fictief aanmerkelijk belang) in Agendia N.V. if, without having an actual substantial interest in Agendia N.V.:

•

our ordinary shares have been obtained by such a shareholder under inheritance law or matrimonial law, on a non-recognition basis, while the disposing shareholder had a substantial interest in Agendia N.V.;

•

our ordinary shares have been acquired by such a shareholder pursuant to a share merger, legal merger or legal demerger, on an elective non-recognition basis, while the shareholder prior to this transaction had a substantial interest in an entity that was party thereto; or

•	our ordinary shares held by the shareholder, prior to dilution, qualified as a substantial interest and, by election, no gain was recognized upon disqualification of these shares.

Dividend Withholding Tax

A shareholder is generally subject to Dutch dividend withholding tax at a rate of 15% on dividends distributed by Agendia N.V. Generally, Agendia N.V. is responsible for the withholding of such dividend withholding tax at source; the dividend withholding tax is for the account of the shareholder. Dividends distributed by Agendia N.V. include, but are not limited to:

i.	direct or indirect distributions of profit in cash or in kind, whatever they be named or in whatever form;

ii.

proceeds from the liquidation of Agendia N.V., or proceeds from the repurchase of ordinary shares by Agendia N.V., in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

iii.

the nominal value of ordinary shares issued to a holder of the ordinary shares or an increase of the nominal value of the ordinary shares, insofar as the (increase in the) nominal value of the ordinary shares is not funded out of Agendia N.V. ‘s paid-in capital as recognized for Dutch dividend withholding tax purposes; and

iv.	partial repayments of paid-in capital that is:

•	not recognized for Dutch dividend withholding tax purposes; or

•	recognized for Dutch dividend withholding tax purposes, if and to the extent there are qualifying profits (zuivere winst), unless:

•	the general meeting has resolved in advance to make such repayment, and

•	the nominal value of Agendia N.V.’s ordinary shares concerned has been reduced with an equal amount by way of an amendment to the Articles of Association.

Agendia N.V. must remit to the Dutch tax authorities the Dutch dividend withholding tax it has withheld on dividends distributed on the ordinary shares. In certain circumstances, Agendia N.V. may apply a reduction to the amount of Dutch dividend withholding tax to be remitted to the Dutch tax authorities. This reduction can be applied if Agendia N.V. distributes dividends that can be attributed to dividends Agendia N.V. itself has received from qualifying non-Dutch subsidiaries, provided that these dividends are exempt from Dutch corporate income tax under the Dutch participation exemption and have been subject to a foreign withholding tax at a rate of at least 5%. The amount of such reduction is equal to the lesser of:

i.	3% of the dividends distributed by Agendia N.V.; and

ii.

3% of the profit distributions Agendia N.V. received from qualifying foreign subsidiaries in the calendar year in which Agendia N.V. distributes the dividends (up to the moment of such dividend distribution) and the two previous calendar years; further limitations and conditions apply.

Residents of the Netherlands

A resident or deemed resident of the Netherlands who holds our ordinary shares can generally credit the withholding tax against his or her Dutch personal income tax or its Dutch corporate income tax liability and is generally entitled to a refund of dividend withholding taxes exceeding his or her aggregate Dutch personal income tax or Dutch corporate income tax liability, provided certain conditions are met. A refund may possibly no longer be available as of 2022 due to proposed new legislation following a judgment of the European Court of Justice.

Residents of a jurisdiction other than the Netherlands

If a holder of our ordinary shares is a resident of a country other than the Netherlands and if a treaty for the avoidance of double taxation with respect to taxes on income is in effect between the Netherlands and that country, and such holder is a resident for the purposes of such treaty, such holder may, depending on the terms of that particular treaty, be eligible for a refund in whole or in part of the Dutch dividend withholding tax if a holder of our ordinary shares holds ordinary shares that are attributable to a Dutch permanent establishment, the withholding tax on those ordinary shares can generally be credited against its Dutch corporate income tax liability and it is generally entitled to a refund of dividend withholding taxes exceeding its aggregate Dutch corporate income tax liability provided certain conditions are met. A refund may possibly no longer be available as of 2022 due to proposed new legislation following a judgement of the European Court of Justice.

A (partial) refund of Dutch dividend withholding tax may under certain conditions be available to a holder of our ordinary shares resident in the European Union or EEA if this holder of our ordinary shares is not subject to Dutch personal income tax or Dutch corporate income tax with respect to the income from the ordinary shares and such Dutch dividend withholding tax is higher than the Dutch personal income tax or Dutch corporate income tax that would have applied to this holder of our ordinary shares had this holder of our ordinary shares been tax resident in the Netherlands, after taking into account a possible refund based on the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965). Furthermore, a similar refund of Dutch dividend withholding tax may – again under certain conditions be available to a holder of ordinary shares resident in another country, under the additional conditions that: (i) the ordinary shares are considered portfolio investments for purposes of Article 63 (taking into account Article 64) of the Treaty on the Functioning of the European Union; and (ii) the Netherlands can exchange information with this other country in line with the international standards for the exchange of information.

Taxes on income and capital gains

Residents of the Netherlands

Individuals who are resident or deemed to be resident in the Netherlands for purposes of Dutch personal income tax or individuals who, subject to meeting certain conditions, opt to be treated as if resident in the Netherlands for purposes of Dutch personal income tax (hereinafter referred to as “Dutch Individuals”) are generally subject to income tax at statutory progressive rates with a maximum of 49.5% (2021 rates) with respect to any benefits derived or deemed to be derived from Dutch Enterprise Shares (as defined below), including any capital gains realized on the disposal thereof.

Dutch Enterprise Shares are our ordinary shares or any right to derive benefits therefrom:

i.

which are attributable to an enterprise from which a Dutch Individual derives profits, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement (medegerechtigde) to the net worth of such enterprise (other than as a shareholder); or

ii.

of which the benefits are taxable in the hands of a Dutch Individual as benefits from miscellaneous activities (resultaat uit overige werkzaamheden) including, without limitation, activities which are beyond the scope of active portfolio investment activities (normaal, actief vermogensbeheer).

If neither condition (i) nor condition (ii) mentioned above applies, a Dutch Individual will generally be subject to Dutch personal income tax on a deemed return, regardless of the actual income or capital gains derived from our ordinary shares. This deemed return is calculated by applying the applicable deemed return percentage(s) to the individual’s yield basis (rendementsgrondslag), insofar this exceeds a certain threshold (heffingvrij vermogen). The individual’s yield basis is determined as the fair market value of certain qualifying assets (including, as the case may be, our ordinary shares) held by the Dutch Individual less the fair market value of certain qualifying liabilities, both generally determined on January 1 of the relevant year. The deemed return percentages to be applied to the yield basis increase progressively from 1.90% to 5.69% (2021 rates), depending on such Dutch Individual’s yield basis. The deemed return percentages are adjusted annually based on expected average returns. The deemed return is taxed at a rate of 31% (2021 rate).

Entities that are resident or deemed to be resident in the Netherlands for purposes of the Dutch Corporate Income Tax Act are generally subject to corporate income tax at statutory rates up to 25% with respect to any benefits derived or deemed to be derived from, including any capital gains realized on the disposal of, our ordinary shares.

Residents of a jurisdiction other than the Netherlands

A shareholder that is not resident or deemed to be resident in the Netherlands or, in case of an individual, has not opted to be treated as if resident in the Netherlands, will not be subject to Dutch Taxes on income or capital gains with respect to the ownership and disposal of our ordinary shares, other than dividend withholding tax as described above, except if:

i.

such shareholder derives profits from an enterprise, which enterprise is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which our ordinary shares are attributable;

ii.

such shareholder is not an individual and is entitled, other than by way of the holding of securities, to a share in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, that is effectively managed in the Netherlands and to which enterprise our ordinary shares are attributable;

iii.

such shareholder is an individual and derives benefits from miscellaneous activities (resultaat uit overige werkzaamheden) carried out in the Netherlands in respect of our ordinary shares, including, without limitation, activities which are beyond the scope of regular active portfolio investment activities (normaal, actief vermogensbeheer); or

iv.

such shareholder is an individual and is entitled, other than by way of the holding of securities, to a share in the profits of an enterprise that is effectively managed in the Netherlands and to which enterprise our ordinary shares are attributable.

Under certain specific circumstances, Dutch taxation rights may be restricted for shareholders pursuant to treaties for the avoidance of double taxation.

Gift and Inheritance Tax

No Dutch gift or inheritance tax is due in respect of any gift of our ordinary shares by, or inheritance of our ordinary shares on the death of, a shareholder except if:

•	at the time of the gift or death of the shareholder, the shareholder is resident, or is deemed to be resident, in the Netherlands;

•

the shareholder passes away within 180 days after the date of the gift of our ordinary shares and is not, and not deemed to be, at the time of the gift, but is, or deemed to be, at the time of his or her death, resident in the Netherlands; or

•	the gift of our ordinary shares is made under a condition precedent and the shareholder is resident, or is deemed to be resident, in the Netherlands at the time the condition is fulfilled.

Value Added Tax

There is no Dutch value added tax payable by a holder of our ordinary shares in respect of payments in consideration for the acquisition of our ordinary shares, payments or dividends on our ordinary shares, or payments in consideration for the disposal of our ordinary shares.

Other Taxes and Duties

There is no Dutch registration tax, stamp duty, or any other similar tax or duty payable in the Netherlands in respect of or in connection with the subscription, issue, placement, allotment, delivery or transfer of our ordinary shares.

Residency

A holder of ordinary shares will not become, and will not be deemed to be, a resident of the Netherlands for Dutch tax purposes by reason of only the acquisition and holding of the ordinary shares.

Material United States Federal Income Tax Considerations for United States Holders

The following is a description of certain material United States federal income tax consequences to the United States Holders described below of owning and disposing of our ordinary shares. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion applies only to a United States Holder that holds ordinary shares as a capital asset for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a United States Holder’s particular circumstances, including state and local tax consequences, gift and estate tax consequences, alternative minimum tax consequences, the Medicare contribution tax, the special tax accounting rules under Section 451(b) of the Code and tax consequences applicable to United States Holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•

persons holding ordinary shares as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ordinary shares;

•	persons whose “functional currency” for United States federal income tax purposes is not the United States dollar;

•	tax exempt entities, including “individual retirement accounts” and “Roth IRAs”;

•	entities classified as partnerships for United States federal income tax purposes;

•	regulated investment companies or real estate investment trusts;

•	persons who acquired our ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;

•

persons that own (directly, indirectly or constructively, including pursuant to the operation of certain attribution rules under the Code and the Treasury Regulations promulgated thereunder) own ten percent or more of our voting power or value; and

•	persons holding ordinary shares in connection with a trade or business conducted outside the United States.

If an entity that is classified as a partnership for United States federal income tax purposes holds ordinary shares, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares and partners in such partnerships are encouraged to consult their tax advisers as to the particular United States federal income tax consequences of holding and disposing of ordinary shares.

We believe we are a CFC for U.S. federal income tax purposes, and therefore, if you are a U.S. shareholder owning 10% or more of our shares by vote or value directly, indirectly or constructively (including pursuant to the operation of certain attribution rules under the Code and the Treasury Regulations promulgated thereunder), the U.S. federal income tax consequences to you of owning our ordinary shares may be significantly different from those described below. If you own 10% or more of our shares by vote or value directly, indirectly or constructively, you should consult your tax advisors regarding the U.S. federal income tax consequences of your investment in our ordinary shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed United States Treasury Regulations, and the income tax treaty between the Netherlands and the United States, or the Treaty, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect.

A “United States Holder” is a holder who, for United States federal income tax purposes, is a beneficial owner of ordinary shares who is eligible for the benefits of the Treaty and is:

(1) a citizen or individual resident of the United States;

(2) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

(3) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

United States Holders are encouraged to consult their tax advisers concerning the United States federal, state, local and foreign tax consequences of owning and disposing of ordinary shares in light of their particular circumstances.

Taxation of Distributions

Subject to the discussion below under “Passive Foreign Investment Company Rules and Controlled Foreign Corporations Rules,” distributions paid on ordinary shares, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). There can be no assurance that we will If we cannot calculate our earning and profits under U.S. federal income tax principles, distributions generally will be reported to U.S. Holders as dividends.

Subject to applicable limitations, dividends paid to certain non-corporate United States Holders may be taxable at preferential rates applicable to “qualified dividend income.” The amount of a dividend will include any amounts withheld by us in respect of Dutch dividend withholding taxes. The amount of the dividend will be treated as foreign-source dividend income to United States Holders, will generally constitute passive category income to United States Holders and will not be eligible for the dividends-received deduction generally available to United States corporations under the Code. Dividends will be included in a United States Holder’s income on the date of the United States Holder’s receipt of the dividend. The amount of any dividend income paid in foreign currency will be the United States dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into United States dollars. If the dividend is converted into United States dollars on the date of receipt, a United States Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A United States Holder may have foreign currency gain or loss if the dividend is converted into United States dollars after the date of receipt. Such gain or loss would generally be treated as United States-source ordinary income or loss. The amount of any distribution of property other than cash (and other than certain pro rata distributions of ordinary shares or rights to acquire ordinary shares) will be the fair market value of such property on the date of distribution.

Subject to applicable limitations (including as described in the following paragraph), some of which vary depending upon the United States Holder’s particular circumstances, Dutch dividend withholding taxes withheld from dividends on ordinary shares at a rate not exceeding the rate provided by the Treaty will be creditable against the United States Holder’s United States federal income tax liability. The rules governing foreign tax credits are complex and United States Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, United States Holders may, at their election, deduct foreign taxes, including any Dutch dividend withholding tax, in computing their taxable income, subject to generally applicable limitations under United States law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

We believe we are currently and will continue to be following this offering, treated as a “United States-owned foreign corporation” (generally, a foreign corporation 50% or more of the stock of which, by vote and value, is held directly, indirectly, or constructively under applicable attribution rules, by United States persons). If we are such a United States-owned foreign corporation, dividends paid (if any) on our ordinary shares will be treated as U.S.-source income (rather than foreign-source income) for foreign tax credit purposes if and to the extent that more than 10% of the earnings and profits out of which the dividends are paid is from sources within the United States. This rule, to the extent applicable, could result in a lower amount of foreign taxes being potentially creditable by a U.S. Holder than would be the case if such dividends were treated as foreign-source income. U.S. Holders are urged to consult their tax advisors regarding the possible impact of this rule in their particular circumstances.

Sale or Other Taxable Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules and Controlled Foreign Corporation Rules,” gain or loss realized on the sale or other taxable disposition of ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the United States Holder held the ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the United States Holder’s tax basis in the ordinary shares disposed of and the amount realized on the disposition, in each case as determined in United States dollars. This gain or loss will generally be United States-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

Based on the current and anticipated value of our assets, the anticipated frequency and magnitude of trading of our ordinary shares following the offering and the composition of our income, assets and operations, we do not expect to be a “passive foreign investment company,” or PFIC, for the current taxable year. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure that the IRS, will not take a contrary position. Furthermore, a separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change. A non-United States corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:

•	at least 75% of its gross income is passive income; or

•

at least 50% of the value of its assets (generally based on quarterly averages during a taxable year) is attributable to assets that produce passive income or are held for the production of passive income.

For a corporation that is treated as a CFC, the determination of the value of its assets will generally be based on adjusted tax basis for taxable years in which such CFC’s shares are not treated as “publicly traded” for purposes of the PFIC rules, and will generally be based on fair market value for taxable years in which such CFC’s shares are treated as “publicly traded” for purposes of the PFIC rules. For purposes of the above calculations, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the equity. However, in the event any such corporations are CFCs that are not publicly traded (for purposes of the PFIC rules) the determination of value of the assets owned by such corporations will be based on their adjusted tax bases for the relevant taxable periods. While there can be no assurance, we believe we are currently, and expect to be after this offering, treated as a CFC, and we anticipate our ordinary shares will be treated as publicly traded in our current taxable year for purposes of the PFIC rules. Accordingly, the value of our assets for purposes of the PFIC rules is expected to be based on fair market value for the current taxable year.

In particular, the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ordinary shares, which may fluctuate considerably. Fluctuations in the market price of our ordinary shares may result in our being a PFIC for any taxable year. In addition, the composition of our income and assets is affected by how, and how quickly, we spend the cash we raise in any offering, including this one. If we are classified as a PFIC in any year with respect to which a United States Holder owns the ordinary shares, we will continue to be treated as a PFIC with respect to such United States Holder in all succeeding years during which the United States Holder owns the ordinary shares, regardless of whether we continue to meet the tests described above unless (1) we cease to be a PFIC and (2) the United States Holder has made a “deemed sale” election under the PFIC rules.

If we are a PFIC for any taxable year during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of ordinary shares. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment of the ordinary shares). The adverse U.S. federal income tax consequences of owning stock in a PFIC could be mitigated to a certain extent if a United States Holder makes a valid “qualified electing fund” election, or QEF election, which, among other things, would require a United States Holder to include currently in income its pro rata share of the PFIC’s net capital gain and ordinary earnings, based on earnings and profits as determined for United States federal income tax purposes. There can be no assurance that we will provide the information necessary for United States Holders of our ordinary shares to make qualified electing fund elections.

If we are considered a PFIC, a United States Holder will also be subject to information reporting requirements on an annual basis. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

United States Holders are urged to consult their tax advisors regarding the application of the PFIC rules to the ownership and disposition of the ordinary shares and the potential availability of a mark-to-market or QEF election.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain United States-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the United States Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the United States Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against the holder’s United States federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information with Respect to Foreign Financial Assets

Certain United States Holders who are individuals (and certain specified entities) may be required to report information relating to the ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain United States financial institutions). United States Holders should consult their tax advisers regarding their reporting obligations with respect to their ownership and disposition of the ordinary shares.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, Citigroup Global Markets Inc., and Cowen and Company, LLC. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Citigroup Global Markets Inc.
Cowen and Company, LLC
Stifel, Nicolaus & Company, Incorporated

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised. Certain of the underwriters may offer and sell shares of our ordinary shares through one or more of their affiliates or selling agents.

The underwriters have an option to buy up to an additional              shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares from us.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have agreed that we will not (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file with or confidentially submit to the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of our securities that are substantially similar to the ordinary shares, including but not limited to any options or warrants to purchase shares of ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, ordinary shares or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise (other than (a) the shares to be sold pursuant to the underwriting agreement or pursuant to employee option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of the underwriting agreement, (b) our issuance of any ordinary shares, options and other awards granted under a Company equity incentive plan or shares issued pursuant to an employee share purchase plan, (c) any shares of ordinary shares issued upon the exercise of options or the settlement of options or other awards granted pursuant to the share-based compensation plans of the Company, or (d) the filing by us of any registration statement on Form S-8 with the Securities and Exchange Commission relating to the offering of securities pursuant to the terms of such equity plans described herein), without the prior written consent of Goldman Sachs & Co. LLC, Citigroup Global Markets Inc., and Cowen and Company, LLC.

Our directors, officers and holders of substantially all of our ordinary shares (whom we refer to collectively as the lock-up parties), have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (we refer to such period as the restricted period), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of Goldman Sachs & Co. LLC, Citigroup Global Markets Inc., and Cowen and Company, LLC. (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any of our ordinary shares, or any options or warrants to purchase any of our ordinary shares, or any securities convertible into, exchangeable for or that represent the right to receive our ordinary shares (which we refer to collectively as the lock-up securities), including without limitation any such lock-up securities now owned or hereafter acquired by the lock-up party, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the lock-up party or someone other than the lock-up party), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of ordinary shares or other securities, in cash or otherwise (we refer to any such sale, loan, pledge or other disposition, or transfer of economic consequences as a transfer) or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (i) above or transaction or arrangement described in clause (ii) above. Each lock-up party has further acknowledged that it has not, and has not caused or directed any of its affiliates to be or become, currently a party to any agreement or arrangement that provides for, is designed to or which reasonably could be expected to lead to or result in any transfer during the restricted period and that the foregoing provisions are equally applicable to any issuer-directed or other shares the lock-up party may purchase in this offering.

In the case of our officers and directors, (i) Goldman Sachs & Co. LLC, Citigroup Global Markets Inc., and Cowen and Company, LLC. have agreed that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of ordinary shares, Goldman Sachs & Co. LLC, Citigroup Global Markets Inc., and Cowen and Company, LLC. will notify us of the impending release or waiver, and (ii) we have agreed in the underwriting agreement to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by Goldman Sachs & Co. LLC, Citigroup Global Markets Inc., and Cowen and Company, LLC. under the lock-up agreement to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if (a) the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in the lock-up agreement to the extent and for the duration that such terms remain in effect at the time of the transfer.

Notwithstanding the foregoing, our directors, officers and shareholders may transfer the lock-up securities during the restricted period:

(i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth in the lock-up agreements;

(ii) by will or intestacy, provided that no public filing, report or announcement shall be voluntarily made and, if required, any public report or filing under Section 16 of the Exchange Act shall clearly indicate in the footnotes thereto that the filing relates to the transfer of ordinary shares by will or intestacy, and provided further that such ordinary shares shall remain subject to the terms of the lock-up agreement;

(iii) to (x) any immediate family member of the lock-up party or (y) any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth in the lock-up agreement, and provided further that no public filing under the Exchange Act or announcement shall be required or shall be made voluntarily (other than filings under Section 13 of the Exchange Act) during the restricted period;

(iv) in transactions relating to ordinary shares acquired in this offering or on the open market following this offering, provided that no public disclosure or filing under the Exchange Act (other than filings under Section 13 of the Exchange Act) by any party to the transfer shall be required, or made voluntarily, during the restricted period;

(v) to any corporation, partnership, limited liability company or other entity all of the beneficial ownership interests of which, in each case, are held by the lock-up party or any member of the lock-up party’s immediate family; provided that in any such case, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such ordinary shares subject to the provisions of the lock-up agreement and there shall be no further transfer of such ordinary shares except in accordance with the lock-up agreement;

(vi) by operation of law, including pursuant to a domestic order or divorce settlement, provided that such ordinary shares shall remain subject to the terms of the lock-up agreement;

(vii) if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity, to (x) another corporation, partnership, limited liability company, trust or other business entity that is a direct or indirect affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the lock-up party, (y) any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or affiliates of the lock-up party, or (z) limited partners, general partners, members, managers, managing members, directors, officers, employees, stockholders or other equity holders of the lock-up party or of the entities described in the preceding clauses (x) and (y); provided that the distributee(s) thereof agree to be bound in writing by the restrictions set forth in the lock-up agreement;

(viii) to us as forfeitures (x) to satisfy tax withholding and remittance obligations of the lock-up party in connection with the vesting or exercise of equity awards granted pursuant to our equity incentive plans or (y) pursuant to a net exercise or cashless exercise by the lock-up party of outstanding equity awards pursuant to our equity incentive plans, provided that any ordinary shares received as a result of such exercise, vesting or settlement shall remain subject to the terms of the lock-up agreement, and provided further, that any public report or filing shall clearly indicate in the footnotes thereto that such transfer is being made pursuant to the circumstances described above;

(ix) pursuant to a change of control of the Company (meaning the consummation of any bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of ordinary shares the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 50% of our voting capital stock) after this offering that has been approved by the independent members of our board of directors, provided that, in the event that such change of control is not completed, the Shares owned by the lock-up party shall remain subject to the terms of the lock-up agreement; or

(x) to us in connection with the repurchase of such ordinary shares upon the termination of the lock-up party’s employment with the Company pursuant to a contractual agreement between us and the lock-up party as in effect as of the date of this prospectus;

provided that in the case of (i), (ii), (iii), and (v) above, it shall be a condition to the transfer, other disposition or distribution that such transfer, other disposition or distribution does not involve a disposition for value.

Each lock-up party may establish a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares, provided that such plan does not provide for any transfers of ordinary shares during the restricted period and the entry into such plan is not publicly disclosed, including in any filing under the Exchange Act, during the restricted period.

Goldman Sachs & Co. LLC, Citigroup Global Markets Inc., and Cowen and Company, LLC., in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of the our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our ordinary shares on The Nasdaq Global Market under the symbol “AGDX.”

In connection with the offering, the underwriters may purchase and sell ordinary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the our ordinary shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $             million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, or FINRA.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a Relevant State), no ordinary shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of ordinary shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(i)	to a qualified investor as defined under the Prospectus Regulation;

(ii)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(iii)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ordinary shares shall require the company or any representative or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any ordinary shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the company and each of the representatives that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. Neither the company nor the underwriters have authorized, nor do they authorize, the making of any offer of ordinary shares in circumstances in which an obligation arises for the company or the underwriters to publish or supplement a prospectus for such offer.

In the case of any ordinary shares being offered to a financial intermediary within the meaning of Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ordinary shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ordinary shares to the public other than their offer or resale in a Relevant State to qualified investors as defined under the Prospectus Regulation or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any ordinary shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

Each Underwriter has represented and agreed that:

(i)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended, the FSMA)) received by it in connection with the issue or sale of the ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to the company; and

(ii)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ordinary shares in, from or otherwise involving the United Kingdom.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the Securities and Futures Ordinance), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (SFA)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the securities under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (Regulation 32).

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the securities under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering. This offering document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This offering document contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This offering document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This offering document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth in this prospectus and has no responsibility for the offering document. The securities to which this offering document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this offering document you should consult an authorized financial advisor.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (FINMA) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (CISA), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as

amended (CISO), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described in this prospectus and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
Securities and Exchange Commission registration fee	$	*
FINRA filing fee		*
The Nasdaq Global Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous costs		*

Total		*

*	To be filed by amendment.

All amounts in the table are estimates except the SEC registration fee, The Nasdaq Global Market listing fee and the FINRA filing fee. We will pay all of the expenses of this offering.

LEGAL MATTERS

The validity of our ordinary shares and certain other matters of Dutch law will be passed upon by Stibbe N.V. Certain matters of United States federal law will be passed upon by Latham & Watkins LLP. Legal counsel to the underwriters in connection with this offering are                  with respect to Dutch law and Wilson Sonsini Goodrich & Rosati PC with respect to United States federal law.

EXPERTS

The financial statements as of December 31, 2020 and December 31, 2019 and for each of the two years in the period ended December 31, 2020 included in this Prospectus have been so included in reliance on the report (which includes an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We dismissed PricewaterhouseCoopers Accountants N.V. (a public limited liability company), or PwC Netherlands, as our independent auditor on March 1, 2021, effective as of that date. We engaged PricewaterhouseCoopers LLP (a Delaware limited liability partnership), or PwC U.S., as our independent registered public accounting firm on March 1, 2021 to audit our consolidated financial statements as of and for the years ended December 31, 2020 and 2019. The decision to change our independent registered public accounting firm was approved by our Audit Committee.

The report of PwC Netherlands dated September 10, 2020 on our consolidated financial statements as of and for the year ended December 31, 2019, prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, and audited in accordance with Dutch Standards of Auditing did not contain an adverse opinion, or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles, except that it contains an explanatory paragraph relating to the Company’s ability to continue as a going concern.

During the years ended December 31, 2019 and 2018 and the subsequent interim period through March 1, 2021, there were:

•

no “disagreements” (as defined in item 16F(a)(1)(iv) of Form 20-F) with PwC Netherlands on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC Netherlands, would have caused PwC Netherlands to make reference to the subject matter of the disagreements in its report on our consolidated financial statements for such years, and

•	no “reportable events” (as defined in item 16F(a)(1)(v) (A)-(D) of Form 20-F).

We provided PwC Netherlands with a copy of the foregoing disclosure and requested that PwC Netherlands furnish a letter addressed to the SEC stating whether it agrees with the above statements. A copy of such letter, dated                     , 2021, is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

During the years ended December 31, 2019 and 2018 and the subsequent interim period through March 1, 2021, when we engaged PwC U.S., we did not consult with PwC U.S. with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that PwC U.S. concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any other matter that was the subject of a disagreement or a reportable event (each as defined above).

ENFORCEMENT OF CIVIL LIABILITIES

We are a public limited company (naamloze vennootschap) incorporated under the laws of the Netherlands, with our corporate seat in Amsterdam, the Netherlands. Certain of our directors and members of our senior management currently reside outside the United States. All or a substantial portion of the assets of these individuals are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon non-United States resident management members or board members or upon Agendia N.V. or to enforce judgements obtained in United States courts or to enforce judgements obtained in United States courts against them or us, including judgments predicated upon the civil liability provisions of the securities laws of the United States.

Consequently, it could prove difficult to enforce civil liabilities solely based on United States securities law in the Netherlands. In addition, awards of punitive damages in actions brought in the United States or elsewhere may not be enforceable in the Netherlands.

The United States and the Netherlands currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. With respect to choice of court agreements in civil or commercial matters, it is noted that the Hague Convention on Choice of Court Agreements entered into force for the Netherlands, but has not entered into force for the United States. Consequently, a final judgment given by a court in the United States based on civil liability, whether or not predicated solely upon United States securities laws, would not automatically be recognized or enforceable in the Netherlands unless the underlying claim is relitigated before a Dutch court of competent jurisdiction. Under current practice, however, if a person has obtained a final judgment without appeal in such a matter rendered by a United States court which is enforceable in the United States, the Dutch court will generally, subject to certain procedural requirements, recognize and give effect to the judgement insofar as it finds that (i) the jurisdiction of the United States court has been based on an internationally accepted ground; (ii) proper legal procedures have been observed; (iii) the final judgment does not contravene Dutch public policy; and (iv) the final judgment is not irreconcilable with (a) a prior judgment of a Dutch court rendered in a dispute between the same parties, or (b) an earlier judgment of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that such prior judgment is capable of being recognized in the Netherlands. Even if such foreign judgment is given a binding effect, a claim based thereon may, however, still be rejected if the foreign judgment is not, or no longer, formally enforceable. If a Dutch court upholds and regards as conclusive evidence the final judgment, that court generally will grant the same judgment without litigating again on the merits.

Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a United States court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of United States courts in the Netherlands are solely governed by the provisions of the Dutch Civil Procedure Code (Wetboek van Burgerlijke Rechtsvordering). Based on the foregoing, there can be no assurance that United States investors will be able to enforce any judgments obtained in United States courts in civil and commercial matters, including judgments under the United States federal securities.

Dutch civil procedure differs substantially from United States civil procedure in a number of respects. Insofar as the production of evidence is concerned, United States law and the laws of several other jurisdictions based on common law provide for pre-trial discovery, a process by which parties to the proceedings may prior to trial compel the production of documents by adverse or third parties and the deposition of witnesses. Evidence obtained in this manner may be decisive in the outcome of any proceeding. No such pre-trial discovery process exists under Dutch law.

In the event directors or other third parties are liable towards a Dutch company, only the company itself can bring a civil action against those parties. The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third party to the company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. The Dutch Civil Code does provide for the possibility to initiate such actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring van recht). To obtain compensation for damages, individual claimants can base their claim on the declaratory judgment obtained by the foundation or association but they still need to individually sue the defendant for damages. Alternatively, in order to obtain compensation for damages, the foundation or association and the defendant may reach—often on the basis of such declaratory judgment—a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party may also itself institute a civil claim for damages.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our board members, officers and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

We will send our transfer agent a copy of all notices of our general meetings of shareholders and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Agendia N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Agendia, N.V. and its subsidiary (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, of redeemable convertible preference shares and shareholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Irvine, California

August 23, 2021

We have served as the Company’s auditor since 2021.

Agendia N.V.

CONSOLIDATED BALANCE SHEETS

	December 31,
(In thousands, except share and per share data)	2020	2019
ASSETS
Current assets
Cash and cash equivalents	$7,724	$8,138
Accounts receivable, net	11,044	10,726
Prepaid expenses and other current assets	932	967
Inventory	2,514	610

Total current assets	22,214	20,441
Property and equipment, net	1,670	1,018
Operating lease right-of-use assets	2,426	1,952
Finance lease right-of-use assets	151	315
Other noncurrent assets	353	494

Total assets	$26,814	$24,220

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERENCE SHARES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$6,307	$3,073
Accrued expenses and other liabilities	12,592	9,459
Deferred revenue	281	197
Current portion of operating lease liabilities	639	363
Current portion of finance lease liabilities	78	148
Current portion of Payroll Protection Program loan	2,205	-

Total current liabilities	22,102	13,240
Operating lease liabilities, net of current portion	1,949	1,594
Finance lease liabilities, net of current portion	81	141
Note payable to related party	12,043	10,840
Other long-term liabilities	8,173	9,277
Payroll Protection Program, net of current portion	2,757	-

Total liabilities	47,105	35,092

Commitments and contingencies (See Note 16)
Redeemable convertible preference shares, €0.08 par value ($0.10 and $0.09 par value as of December 31, 2020 and 2019), 125,000,000 shares authorized as of December 31, 2020 and 2019; 29,806,524 shares issued and outstanding as of December 31, 2020 and 2019; aggregate liquidation preference of €0.80091 per share or $29,321 and $26,733 as of December 31, 2020 and 2019	25,890	25,890
SHAREHOLDERS’ DEFICIT
Ordinary shares, €0.08 par value ($0.10 and $0.09 par value as of December 31, 2020 and 2019); 375,000,000 shares authorized as of December 2020 and 2019; 100,488,228 and 83,821,561 shares issued and outstanding as of December 31, 2020 and 2019	9,221	7,686
Additional paid-in-capital	241,275	230,909
Accumulated deficit	(293,062)	(273,097)
Accumulated other comprehensive loss	(3,615)	(2,260)

Total shareholders’ deficit	(46,181)	(36,762)

Total liabilities, redeemable convertible preference shares and shareholders’ deficit	$26,814	$24,220

The accompanying notes are an integral part of these consolidated financial statements.

Agendia N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,
(In thousands, except share and per share data)	2020	2019
Revenue	$57,893	$48,936
Operating expenses:
Cost of revenue	14,858	13,015
Research and development	15,090	8,830
Selling and marketing	27,694	25,562
General and administrative	18,992	22,112

Loss from operations	(18,741)	(20,583)

Other income (expense):
Interest expense (including interest on related party loans of $1,142 and $1,217)	(1,382)	(1,362)
Other income (expense), net	158	(393)

Total other income (expense)	(1,224)	(1,755)

Net loss	(19,965)	(22,338)
OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(1,355)	(4)

Total comprehensive loss	$(21,320)	$(22,342)

Net loss per share attributable to ordinary shareholders, basic and diluted	$(0.22)	$(0.29)

Weighted-average ordinary shares outstanding, basic and diluted	91,877,009	76,081,835

The accompanying notes are an integral part of these consolidated financial statements.

Agendia N.V.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERENCE SHARES AND SHAREHOLDERS’ DEFICIT

	Redeemable Convertible Preference Shares		Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
(In thousands, except share data)	Shares	Amount	Shares	Amount
Balance as of December 31, 2018	29,806,524	$25,890	75,488,228	$6,947	$225,754	$(250,759)	$(2,256)	$(20,314)
Sale of ordinary shares (net of offering costs of $74)	—	—	8,333,333	739	4,776	—	—	5,515
Share-based compensation	—	—	—	—	379	—	—	379
Net loss	—	—	—	—	—	(22,338)	—	(22,338)
Foreign currency translation adjustment	—	—	—	—	—	—	(4)	(4)

Balance as of December 31, 2019	29,806,524	25,890	83,821,561	7,686	230,909	(273,097)	(2,260)	(36,762)
Sale of ordinary shares (net of offering costs of $52)	—	—	16,666,667	1,535	9,925	—	—	11,460
Share-based compensation	—	—	—	—	441	—	—	441
Net loss	—	—	—	—	—	(19,965)	—	(19,965)
Foreign currency translation adjustment	—	—	—	—	—	—	(1,355)	(1,355)

Balance as of December 31, 2020	29,806,524	$25,890	100,488,228	$9,221	$241,275	$(293,062)	$(3,615)	$(46,181)

The accompanying notes are an integral part of these consolidated financial statements.

Agendia N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(in thousands)	2020	2019
Cash flows from operating activities
Net loss	$(19,965)	$(22,338)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	578	280
Reduction of operating lease right-of-use assets	560	421
Reduction of finance lease right-of-use assets	180	187
Amortization of debt issuance cost	143	140
Share-based compensation expense	441	379
Other	(41)	6
Change in assets and liabilities
Accounts receivables	(104)	(3,316)
Inventory	(1,901)	371
Prepaid expenses and other current assets	62	(512)
Other assets	13	22
Accounts payable	3,164	137
Accrued expenses and other current liabilities	2,904	2,594
Deferred revenue	70	(197)
Operating lease liabilities	(442)	(374)
Other long-term liabilities	(1,195)	8,520

Net cash used in operating activities	(15,533)	(13,680)
Cash flows from investing activities
Purchase of property and equipment	(1,158)	(967)
Proceeds from sale of property and equipment	41	2

Net cash used in investing activities	(1,117)	(965)
Cash flows from financing activities
Principal payments on finance leases	(113)	(154)
Sale of ordinary shares, net of offering costs	11,460	5,515
Proceeds from PPP loan	4,962	—

Net cash provided by financing activities	16,309	5,361
Effects of foreign exchange rate changes on cash, cash equivalents, and restricted cash	(201)	(329)

Net decrease in cash, cash equivalents, and restricted cash	(542)	(9,613)
Cash, cash equivalents, and restricted cash, beginning of year	8,619	18,232

Cash, cash equivalents, and restricted cash, end of year	$8,077	$8,619

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,212	$1,103

Noncash investing and financing items:
Right-of-use assets obtained in exchange for operating lease liabilities	$988	$1,865

The accompanying notes are an integral part of these consolidated financial statements.

Agendia N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Basis of Presentation

Agendia N.V is a limited liability company incorporated in the Netherlands in 2003. Agendia N.V., and its wholly-owned subsidiary, Agendia, Inc. (“Agendia” or “the Company”) is a molecular diagnostics company focused solely on breast cancer. The Company focuses on the discovery, development and commercialization of innovative personalized cancer diagnostic products. Through genomic testing, the Company generates clinical data about the unique biology of breast cancer. The Company strives to shift the standard of care towards more ideal, personalized treatment.

Basis of presentation – The consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“United States GAAP”). The Company’s consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All intercompany transactions and balances have been eliminated in consolidation.

Since inception, the Company has been engaged in developing and marketing products and raising capital. The Company relies heavily on financing from existing shareholders to fund its operations. The Company has incurred net operating losses and negative cash flows from operations in every year since inception and expects this to continue for the foreseeable future. The Company incurred net loss of $20.0 million and $22.3 million for the years ended December 31, 2020 and 2019, respectively, and had accumulated deficit of $293.1 million and $273.1 million as of December 31, 2020 and 2019, respectively. While revenue has increased by 18.3% in 2020, it was not sufficient to cover the continued significant investments in sales and marketing, and research and development activities.

During June 2021, the Company entered into a convertible note purchase agreement with certain existing investors and members of executive management of the Company. Under the convertible note purchase agreement, Agendia received net proceeds of $31.5 million.

During December 2019, the Company entered into an equity financing agreement with existing shareholders with the proceeds payable in three tranches. The Company received $5.5 million in 2019 and the remaining $11.5 million in 2020. As of December 31, 2020, the Company had cash and cash equivalents of $7.7 million.

The Company’s ability to continue as a going concern depends on its ability to execute on its strategies, which include the following:

•

Accelerate commercialization of its products in the United States and expand its sales presence by entering into new distribution agreements and new markets outside the United States to continue to increase the revenue;

•

Expand the scope of its reimbursement coverage to increase operating cash inflows, both by increasing the number of third-party payors that reimburse the Company for MammaPrint® tests and by obtaining reimbursement coverage from both governmental and commercial payors for other tests both inside and outside the United States;

•	Provide a decentralized solution to increase revenue by selling NGS Kits, which will enable customers to run MammaPrint® and BluePrint® in their own laboratories; and

•	Continue cost and expense management to reduce operating cash outflows.

The Company’s operating plan may change as a result of many factors currently unknown and there can be no assurance that the current operating plan will be achieved in the time frame anticipated by the Company, and it may need to seek additional funds sooner than planned. If adequate funds are not available to the Company on a timely basis, it may be required to delay, limit, reduce, or terminate certain commercial efforts, or pursue merger or acquisition strategies, all of which could adversely affect the holdings or the rights of the Company’s shareholders.

The Company believes its cash and cash equivalents balance will not be sufficient for the Company to continue as a going concern for at least one year from the issuance date of these consolidated financial statements. The Company believes that this raises substantial doubt about its ability to continue as a going concern.

The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

2. Summary of Significant Accounting Policies

Use of estimates – The preparation of the accompanying consolidated financial statements in conformity with United States GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenue and expenses. Actual results and outcomes could differ significantly from the Company’s estimates, judgments, and assumptions.

Significant estimates include determining the transaction price for revenue, and the value of an ordinary share and other assumptions used to measure share-based compensation. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods. As future events and their effects cannot be determined with precision, actual results could materially differ from those estimates and assumptions.

Concentration of credit risk and other risks and uncertainties – Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents accounts in domestic and foreign cash accounts with large, creditworthy financial institutions. The Company has not experienced any losses on its deposits of cash and cash equivalents although cash balances with federally insured commercial banks at times may be in excess of federal insurance limits.

Accounts receivable are stated at the amount the Company expects to collect. The Company generally does not require collateral or other security in support of accounts receivable. The Company believes concentration of credit risk for accounts receivable is limited since insurance and governmental third-party payors reimburse the majority of these balances.

Revenue from significant third-party payors, those representing 10% or more of total revenue for the respective periods and their corresponding accounts receivable balance is summarized as follows:

	Revenue		Accounts Receivable
Customer	Year ended December 31, 2020	Year ended December 31, 2019	As of December 31, 2020	As of December 31, 2019
Medicare	25%	25%	14%	13%

The Company relies on a limited number of third-party suppliers and, in some cases, sole suppliers, for the majority of its reagents, consumables, and laboratory instruments and materials and may not be able to find replacements or immediately transition to alternative suppliers.

COVID-19 update – The COVID-19 outbreak, which the World Health Organization has classified as a pandemic, together with related precautionary measures, has materially disrupted the Company’s business and may continue to disrupt its business for an unknown period of time. The territories in which the Company markets, sells, distributes and performs tests are attempting to address the COVID-19 pandemic in varying ways, including stay-at-home orders, temporarily closing businesses, restricting gatherings, restricting travel and mandating social distancing and face coverings. Certain jurisdictions have begun relaxing their restrictions only to reinstate restrictions due to increases in new COVID-19 cases. Even in areas where “stay-at-home” restrictions have been lifted and the number of cases of COVID-19 has declined, many individuals remain cautious about resuming activities such as preventive-care medical visits. Medical practices continue to be cautious about allowing individuals, such as sales representatives, into their offices. Many individuals continue to work from home rather than from an office setting. The level and nature of the disruption caused by COVID-19 is unpredictable, may be cyclical and long-lasting and may vary from location to location. As a result, COVID-19 has significantly impacted, and may continue to significantly impact, the Company’s operating results, including our revenue, and cash utilization, among other measures. The Company expects to adjust its precautionary measures at its various locations based on local recovery levels and applicable governmental regulations. The Company’s business could be negatively affected if it takes excessive, ineffective or inadequate precautions.

Despite the Company’s efforts, the ultimate impact of COVID-19 depends on factors beyond its knowledge or control, including the duration and severity of the outbreak, third-party actions taken to contain its spread and mitigate its public health effects and short- and long-term changes in the behaviors of medical professionals and patients resulting from the pandemic.

Segment Reporting – Operating segments are defined as components of an entity for which discrete financial information is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company operates as one operating segment because its CODM, who is its Chief Executive Officer, reviews its financial information on a consolidated basis for purposes of making decisions regarding allocating resources and assessing performance. The Company has no segment managers who are held accountable by the CODM for operations, operating results, and planning for levels of components below the consolidated level.

Cash and cash equivalents – The Company considers all highly liquid investments with an initial maturity of three months or less at the date of purchase to be cash equivalents. The Company maintains such funds in cash deposits and money market funds. Cash and cash equivalents are carried at cost, which approximates their fair value.

Restricted cash – Restricted cash of $0.4 million and $0.5 million at December 31, 2020 and 2019, respectively, consists of letters of credit on hand with the Company’s financial institutions as collateral for its corporate credit cards, and laboratory and office leases. These restricted cash balances have been excluded from cash and cash equivalents balance and are included within other noncurrent assets in the consolidated balance sheets based on the respective maturity dates.

The reconciliation of cash, cash equivalents, and restricted cash to amounts presented in the consolidated statements of cash flows is as follows:

	December 31,
(in thousands)	2020	2019
Cash and cash equivalents	$7,724	$8,138
Restricted cash	353	481

Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$8,077	$8,619

Accounts receivable – Accounts receivable are recorded at the transaction price and consider the effects of variable consideration. The total consideration the Company expects to collect is an estimate and may be fixed or variable. The process for estimating variable consideration and the ultimate collection of accounts receivable involves significant judgment and estimation. The Company uses the expected value approach to estimate variable consideration, which considers historical reimbursement experience from third-party payors and individual patients, including implicit price concessions, which are adjusted for disallowed cases. Third-party payors include commercial payors, such as health insurance companies, health maintenance organizations and government health benefit programs, such as Medicare and Medicaid. The Company monitors these estimates at each reporting period in order to assess whether a revision to the estimate is required and adjusts the related revenue recognized through recording adjustments in the current period as changes in estimates. Variable consideration, if any, is only included in receivables and revenue if it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved. Further adjustments, based on actual receipts, may be recorded upon settlement.

Bad debt allowances are provided for individual accounts receivable when the Company becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy, deterioration in the customer’s operating results, or change in financial position. To date, the Company’s bad debt expense has been immaterial.

Inventories – Inventories primarily consist of next-generation sequencing kits and reagents. Inventories are stated at the lower of cost or net realizable value, with costs computed on a first-in, first-out basis. The Company periodically reviews its inventories for excess and obsolete items and adjusts carrying costs to estimated net realizable values when they are determined to be less than cost. The write-down is measured as the difference between the cost of the inventories and net realizable value and charged to inventory reserves, which is a component of cost of revenue. At the point of the loss recognition, a new, lower cost basis for those inventories is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. At December 31, 2020 and 2019, the Company had no inventory reserves.

Property and equipment – Property and equipment are recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the lease term. Major additions and improvements are capitalized, while replacements, repairs, and maintenance that do not extend the life of an asset are charged to expense.

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation or amortization are removed from the accounts. The estimated useful lives of assets are as follows:

Estimated Useful Lives
Laboratory equipment	5 years
Furniture and fixtures	5 years
Hardware	5 years
Leasehold improvements	Shorter of the lease term or the estimated useful lives
Computer software	5 years

Impairment of long-lived assets – The Company tests its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. If indicators of impairment exist, management identifies the asset group that includes the potentially impaired long-lived asset, at the lowest level at which there are separate, identifiable cash flows. If the total of the expected undiscounted future net cash flows for the asset group is less than the carrying amount of the asset, the Company recognizes a loss for the difference between the fair value and carrying amount of the asset. For the years ended December 31, 2020 and 2019, the Company did not identify any impairments.

Leases – On January 1, 2019, the Company early adopted the requirements of Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) (“ASC Topic 842”), using the modified retrospective approach with no adjustment to comparative periods and applied the optional practical expedients related to the transition, which permits the Company to retain prior conclusions about lease identification, lease classification and initial direct costs for leases that commenced before January 1, 2019. The adoption of the standard on January 1, 2019 resulted in the recognition of additional lease liabilities of $0.5 million and right-of-use assets of $0.5 million.

The Company determines if a contract is a lease or contains a lease at the inception of the contract and reassesses that conclusion if the contract is modified. All leases are assessed for classification as an operating lease or a finance lease. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The Company does not obtain and control its right to use the asset until the lease commencement date.

The Company’s lease liabilities are recognized at the applicable lease commencement date based on the present value of the lease payments required to be paid over the lease term. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate to discount the lease payments to present value. The estimated incremental borrowing rate is derived from information available at the lease commencement date. The Company’s ROU assets also are recognized at the applicable lease commencement date. The ROU asset equals the carrying amount of the related lease liability, adjusted for any lease payments made prior to lease commencement and lease incentives provided by the lessor. Variable lease payments are expensed as incurred and do not factor into the measurement of the applicable ROU asset or lease liability.

The term of the Company’s leases equals the non-cancellable period of the lease, including any rent-free periods provided by the lessor, and also includes options to renew or extend the lease (including by not terminating the lease) that the Company is reasonably certain to exercise. The Company establishes the term of each lease at lease commencement and reassesses that term in subsequent periods when one of the triggering events outlined in ASC Topic 842 occurs. Operating lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company’s lease contracts often include lease and non-lease components. For all leases except telecommunications-related leases, the Company has elected the practical expedient offered by the standard to not separate the lease from non-lease components and accounts for them as a single lease component. The Company elected the package of practical expedients permitted under the transition guidance, which allows the Company to carry forward its historical lease classification, its assessment on whether a contract is or contains a lease, and its initial direct costs for any leases that existed prior to adoption of the new standard. The Company has elected, for all classes of underlying assets, not to recognize ROU assets and lease liabilities for leases with a term of twelve months or less. Lease cost for short-term leases is recognized on a straight-line basis over the lease term.

Debt issuance costs – Debt issuance costs are amortized using the effective interest method over the term of the related debt facility. For the years ended December 31, 2020 and 2019, amortization of debt issuance costs related to the Company’s note payable to a related party (see Note 8) totaled $0.2 million and $0.1 million, respectively. As of December 31, 2020 and 2019, debt issuance costs of $0.2 million and $0.4 million are netted against the related debt liability on the accompanying consolidated balance sheets.

Deferred offering costs – The Company capitalizes certain legal, accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded as a reduction of the proceeds from the offering. Should the in-process equity financing be abandoned, the deferred offering costs would be expensed immediately as a charge to operating expenses in the consolidated statement of operations and comprehensive loss. The Company had no deferred offering costs recorded as of December 31, 2020 and 2019.

Fair value of financial instruments – Fair value is defined as an exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. Assets and liabilities measured at fair value are classified into the following categories based on the inputs used to measure fair value:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

•

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for a similar asset or liability, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability; and

•	Level 3 — Inputs that are unobservable for the asset or liability.

The Company classifies financial instruments in Level 3 of the fair value hierarchy when it relies on at least one significant unobservable input to the valuation model. In addition to these unobservable inputs, the valuation models for Level 3 financial instruments typically also rely on a number of inputs that are readily observable, either directly or indirectly. The Company’s assessment of a particular input to the fair value measurement requires management to make judgments and consider factors specific to the asset or liability. The fair value hierarchy requires the use of observable market data when available in determining fair value. The Company recognizes transfers between levels within the fair value hierarchy, if any, at the end of each period.

The carrying values of the Company’s cash equivalents, accounts receivable, net, accounts payable, and accrued expenses and other liabilities approximate fair value based on the highly liquid, short-term nature of these instruments.

Revenue recognition – The Company accounts for its revenue transactions under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC Topic 606”). In accordance with ASC Topic 606, the Company recognizes revenues when its customers obtain control of its product for an amount that reflects the consideration it expects to receive from its customers in exchange for that product. To determine revenue recognition for contracts that are determined to be in scope of ASC Topic 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once the contract is determined to be within the scope of ASC Topic 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations by assessing whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when such performance obligation is satisfied.

The Company estimates the amount expected to be reimbursed by third-party payors on behalf of customers. Third-party payors include commercial payors, such as health insurance companies, health maintenance organizations and government health benefit programs, such as Medicare and Medicaid. The Company estimates the amount of consideration to be received based on historical cash collection experience with each payor. The Company’s revenue incorporates an estimate of variable consideration, which is adjusted for estimates of disallowed cases, discounts, and refunds. The Company has established an accrual for refunds of payments previously made by healthcare insurers based on historical experience and executed settlement agreements with insurers. Refunds are accounted for as a reduction of revenue in the consolidated statements of operations. Variable consideration is only included in receivables and revenue if it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved.

Revenue from tests

The Company derives its revenue from our MammaPrint® and BluePrint® tests. The majority of the Company’s revenue are derived from the sale of the MammaPrint® test.

With respect to direct sales of these tests, the Company’s customers are the patients who receive the test results, and the insurance carriers are third-party payors on behalf of the patients. The Company enters into reimbursement contracts with regional and national insurance carriers and other third-party payors that provide insurance coverage for patients, which establishes the contracted price for the MammaPrint® tests under their medical polices and determines the transaction price. BluePrint® is not approved for reimbursement by contracted payors. The contracted price includes the amount the third-party payors will reimburse plus the patients’ self-pay portion. These reimbursement contracts do not stipulate service obligations but merely define requirements for billing and reimbursement for the tests performed (i.e., MammaPrint®). The Company continues to pursue access and reimbursement for BluePrint. BluePrint is not currently reimbursed; however, the Company receives full or partial reimbursement on a limited basis from non-contracted carriers in the United States.

After a test is reported to the physician ordering the test and necessary information attained for billing, the Company bills the insurance carriers, other third-party payors, patients, or a combination of insurance carriers, third-party payors and patients, and payment is typically due in 30 days. Upon claim adjudication indicating patient co-responsibility, the Company bills the patient for the co-insurance amount. Denied claims are appealed and the appeals process can take 18 months or longer to settle. The Company generally bills the patient directly for amounts owed after multiple requests for payment have been denied or only partially paid by the insurance carrier. The Company uses the expected value approach to estimate variable consideration, which considers historical reimbursement experience from third-party payors and individual patients, including implicit price concessions, which are adjusted for disallowed cases. The Company uses the portfolio approach when estimating the transaction price.

The Company’s revenue for tests performed are recognized by following the 5-step approach to revenue recognition: (step 1) identifying the contract(s) with a customer, which could be in the form of a contractual agreement, medical policy, or practice (with respect to insurance companies, international distributors, hospitals and clinics); (step 2) identifying the performance obligations in the contract, which is the delivery of the patient report in the case of diagnostic tests; (step 3) determine the transaction price, which is the expected fee or reimbursement rate; (step 4) allocate the transaction price to the performance obligations in the contract, which, for diagnostic tests, is one performance obligation, the delivery of the patient report; and (step 5) recognize revenue when the Company satisfies the performance obligation, which is when the Company delivers the patient report to the ordering physician.

The Company also has exclusive agreements with distributors, such as pathology laboratories or other medical related facilities, for one or more of its tests whereby the Company’s responsibility is to process the test on behalf of the distributor to enable the distributor to fulfill its performance obligation of delivering tests to patients. The Company’s obligation to the distributor to process the test is satisfied upon delivery of the completed patient report to the distributor as it is at that point that control has transferred. The distributor pays the Company an agreed upon fixed fee per test, which is not contingent on payment from the patient being received by the distributor, and the distributor is ultimately responsible for determining the price charged and obtaining payment from the patient or, where applicable, its third-party payor.

Certain of the Company distributors make nonrefundable prepayments prior to the service being performed. In such instances, the Company records a deferred revenue liability and recognizes these contract liabilities as revenue after the revenue recognition criteria are met. The table below shows the balance of contract liabilities as of December 31, 2020 and 2019:

	December 31,
(in thousands)	2020	2019	Change
Deferred revenue - current	$281	$197	$84

All deferred revenue as of December 31, 2019 and 2018 was recognized as revenue during the years ended December 31, 2020 and 2019, respectively. The increase in deferred revenue as of December 31, 2020 compared to December 31, 2019 was attributable to distributor prepayments, which will be recognized as revenue in 2021.

Revenue from NGS Kits

Agendia developed the next-generation sequencing, or NGS, based MammaPrint® BluePrint® Breast Cancer Recurrence and Molecular Subtyping Kit, or NGS Kit. With the launch of the new NGS Kit, the MammaPrint® and BluePrint® tests now can be performed onsite at reference laboratories that successfully complete the Agendia Partner Reference Laboratory certification process. The Company derives revenue from the sale of the NGS Kit.

For sales of NGS Kits, the customer is the reference laboratory that successfully completed the Agendia Partner Reference Laboratory certification process (i.e., hospitals, laboratories, academic institutions and distributors). Unlike tests, an NGS Kit includes multiple instances of a physical kit and a specified number of instances the customer can utilize the Company’s ADAPT® platform. Although neither the physical kit nor access to the ADAPT® platform is distinct, each combined instance included in the NGS Kit is a performance obligation. The transaction price stated in the contract is allocated to each performance obligation based on the associated standalone selling price and revenue is recognized when control transfers to the customer. Control transfers when the customer utilizes the ADAPT platform. The transaction price allocated to performance obligations unsatisfied at the end of the period is immaterial.

Practical expedients

The Company applies the following practical expedients and exemptions:

•	Sales commissions are expensed as incurred because the related amortization period would be one year or less. The costs are included in selling and marketing expenses.

•

No adjustments to amounts of promised consideration are made for the effects of a significant financing component because the Company expects, at contract inception, that the period between transfer of control of the associated performance obligation and customer payment will be one year or less.

Cost of revenue – Cost of revenue includes the cost of materials, direct labor, equipment and infrastructure expenses associated with processing tissue samples (including sample accessioning, histopathology, anatomical pathology, RNA Isolation, synthesis and amplification, quality control analyses, bioinformatician review and shipping charges to transport tissue samples). Infrastructure expenses include allocated facility occupancy costs, including related depreciation and amortization. Costs associated with performing diagnostic tests are recorded as tests are processed. Costs recorded for tissue sample processing represent the cost of all the tests processed during the period regardless of whether revenue was recognized with respect to that test.

Research and development expenses – Research and development expenses represent costs incurred to develop the Company’s technology, such as next generation sequencing (“NGS”), product improvement, and clinical studies, primarily related to the Company’s ongoing work in breast and colon cancer. Research and development expenses include personnel-related expenses, reagents and supplies used in research and development laboratory work, infrastructure expenses, including allocated overhead and facility occupancy costs, contract services and outside costs. Research expenditures are recognized as expenses when incurred.

Advertising – The Company expenses the costs of advertising, including promotional expenses, as incurred. Advertising expenses for the years ended December 31, 2020 and 2019 were approximately $103,000 and $41,000, respectively.

Share-based compensation – The Company measures and recognizes compensation expense for all share-based awards granted to employees and directors based on the estimated fair value of the awards on the date of grant. The Company estimates the fair value of share-based awards using the Black-Scholes option-pricing formula. The fair value is amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Share-based compensation expense is based on the value of the portion of share-based awards that is ultimately expected to vest. As such, Agendia’s share-based compensation is reduced for the estimated forfeitures at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company estimates forfeitures based on historical activity and considers voluntary and involuntary termination behavior, as well as analysis of actual historical option forfeitures, netting the estimated expense by the derived forfeiture rate.

The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying ordinary share. Assumptions used to value the equity instruments are as follows:

•

Expected term – The expected term represents the period these share-based awards are expected to remain unexercised. The Company uses a simplified method to calculate the average expected term under which the expected term is the midpoint between the vesting date and the end of the contractual term.

•

Expected volatility – As the Company’s ordinary shares are not publicly traded, the Company uses the trading history of various companies in its industry sector in determining an estimated volatility factor.

•	Expected dividend yield – The Company has not declared dividends on ordinary shares and does not anticipate declaring any dividends in the foreseeable future.

•

Risk-free interest rate – The Company bases the risk-free interest rate on the implied yield currently available on United States Treasury zero-coupon issues with the same or substantially equivalent remaining term.

The assumptions used to determine the fair value of the awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.

Income taxes – The Company uses the asset and liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax expense or benefit is the result of changes in the deferred tax asset and liability. A valuation allowance is recorded when necessary to reduce deferred tax assets when it is more likely than not that the deferred tax assets will not be realized. In evaluating the Company’s ability to recover deferred tax assets, the Company considers all available positive and negative evidence, including historical operating results, ongoing tax planning, and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. Based on the level of historical losses, the Company has established a valuation allowance to reduce its net deferred tax assets to the amount that is more likely than not to be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income tax matters as a component of income tax expense.

Foreign currency – The Company’s reporting currency is the United States dollar. The functional currency of the parent company in the Netherlands is euros and the functional currency of the Company’s wholly-owned subsidiary is United States dollars. For euro denominated assets and liabilities, the Company translates those balances into United States dollars using the period-end exchange rate. Capital accounts are translated at historical rates. All revenue and expense amounts are translated at the average exchange rates for the period. Translation gains and losses are not included in determining net loss but are accumulated in a separate component of shareholders’ equity (deficit) and reported in other comprehensive loss. Foreign currency transaction gains and losses are included in the determination of net loss in the period in which they occur. Foreign currency transaction losses for the years ended December 31, 2020 and 2019 amounted to approximately $55,000 and $44,000, respectively. These amounts are included in other income (expense), net, on the consolidated statements of operations and comprehensive loss.

Basic and diluted net loss per share attributable to ordinary shareholders – Basic and diluted net loss per share attributable to ordinary shareholders is presented in conformity with the two-class method required for participating securities. The Company considers all series of its redeemable convertible preference shares to be participating securities. Under the two-class method, net income is attributed to ordinary shareholders and participating securities based on their participation rights. The holders of the redeemable convertible preference shares do not have a contractual obligation to share in the losses of the Company. As such, the Company did not allocate its net losses for the years ended December 31, 2020 and 2019 to these participating securities.

Under the two-class method, basic net loss per share is computed by dividing the net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted net loss per share attributable to ordinary shareholders adjusts basic net loss per share for the effect of dilutive securities, including options. As the Company has reported losses for all periods presented, all potentially dilutive securities are antidilutive and accordingly, basic net loss per share equals diluted net loss per share.

Comprehensive loss – The Company’s comprehensive income or loss consists of net income or loss and other comprehensive loss. Foreign currency translation gains and losses are included in the Company’s other comprehensive income or loss.

Subsequent events – The Company has evaluated subsequent events through August 23, 2021, which is the date the consolidated financial statements were available for issuance.

Emerging growth company status – The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, the consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

The JOBS Act does not preclude an emerging growth company from early adopting new or revised accounting standards. The Company early adopted ASU No. 2016-02, Leases (Topic 842), as of January 1, 2019 using the modified retrospective transition approach. See Recently adopted accounting pronouncements for further detail.

Recently adopted accounting pronouncements – In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. The primary focus of the standard is to improve the effectiveness of the disclosure requirements for fair value measurements. The changes affect all companies that are required to include fair value measurement disclosures. The standard requires the use of the prospective method of transition for disclosures related to changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop fair value measurements categorized within Level 3 of the fair value hierarchy, and narrative description of measurement uncertainty. All other amendments in the standard are required to be adopted retrospectively. The Company adopted the standard on January 1, 2020. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. The standard also removes certain exceptions to the general principles in Topic 740 and clarifies and amends existing guidance to improve consistent application. The amendments are effective for other than public business entities for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022 with early adoption permitted. The Company early adopted this standard for the year ended December 31, 2019. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

Accounting pronouncements not yet adopted – In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The main objective of the standard is to provide financial statement users with more decision useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in this standard replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For other than public business entities, the update is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years; the update is effective for the Company beginning January 1, 2023 with early adoption permitted. The Company currently is evaluating the impact of the adoption of this standard.

In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. For other than public business entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company currently is evaluating the impact of the adoption of this standard, but it does not anticipate any material impact on the Company’s consolidated financial statements.

3. Fair Value Measurements

The Company’s assets measured at fair value on a recurring basis include money market funds. The money market funds are classified as cash and cash equivalents on the consolidated balance sheets and are within Level 1 of the fair value hierarchy. The aggregate fair value of the Company’s money market funds approximated cost and, as such, there were no unrealized gains or losses on money market funds as of December 31, 2020 and 2019.

Based on market rates that are considered Level 2 inputs, the fair value of the Company’s note payable to a related party is approximately $12.1 million and $9.8 million at December 31, 2020 and 2019, respectively.

During years ended December 31, 2020 and 2019, the Company had no transfers of financial assets or liabilities between Level 1, Level 2 or Level 3.

4. Related Party Transactions

On July 24, 2018, Agendia secured $11.7 million of financing with a new shareholder of the Company (Note 8).

Certain shareholders of the Company sponsor a participation share plan (“PSP”), which was used to facilitate the recruitment of qualified personnel. These shareholders structured this sponsorship through a foundation, Stichting PSP Agendia. Stichting PSP Agendia has an obligation to participants of the PSP in case of a Company exit as defined in the agreement, which includes a liquidation, a sale, or a listing on a recognized stock exchange of the business (Note 10).

5. Property and Equipment

Property and equipment consist of the following:

	December 31,
(in thousands)	2020	2019
Equipment	$2,532	$2,617
Furniture and hardware	340	355
Leasehold improvements	602	238
Computer software	2,164	2,185

	5,638	5,395
Less accumulated depreciation and amortization	(3,968)	(4,377)

Total property and equipment, net	$1,670	$1,018

For the years ended December 31, 2020 and 2019, depreciation and amortization expense totaled $0.6 million and $0.3 million, respectively.

6. Operating and Finance Leases

The Company has operating leases for corporate offices and finance leases for various equipment. The operating and finance leases have remaining lease terms of one to five years. Certain operating leases contain options to extend the lease. However, these were not included in the lease terms of the operating leases as the Company is not reasonably certain to exercise these options.

During 2019, the Company entered into a 3.75-year lease agreement for office space in Irvine, California and recorded an operating lease right-of-use asset of approximately $1.2 million. Also in 2019, the Company entered into a five-year lease agreement for office space in the Netherlands and recorded an operating lease right-of-use asset of approximately $0.6 million. The Company also entered into certain other operating and financing leases during 2019 that were not individually or in aggregate material to the Company’s consolidated financial statements.

During 2020, the Company amended one of its existing office leases in California. The new agreement updated the expiration date of the lease payments to July 2025; all other key terms and conditions remained the same. Due to the amendment, the Company remeasured the lease right-of-use asset and related lease liability and increased these by approximately $1.0 million.

The components of lease cost are as follows:

	December 31
(in thousands)	2020	2019
Finance lease cost:
Amortization of ROU assets	$180	$187
Interest	21	25

Total finance lease cost	201	212
Operating lease cost	819	416
Variable lease cost	35	29
Short-term lease cost	237	500

Total lease cost	$1,292	$1,157

Other information related to leases is as follows:

	December 31
(dollars in thousands)	2020	2019
Finance lease ROU asset (included within Lease right-of-use asset)	$151	$315
Operating lease ROU asset (included within Lease right-of-use asset)	$2,426	$1,952
Weighted average remaining lease term (in years):
Finance leases	2.60	2.45
Operating leases	3.68	3.87
Weighted average discount rate:
Finance leases	8.6%	8.5%
Operating leases	9.5%	9.5%

	December 31
(in thousands)	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$664	$381
Operating cash flows from finance leases	$21	$25
Financing cash flows from finance leases	$113	$154
ROU assets obtained in exchange for operating lease liabilities	$988	$1,865
ROU assets obtained in exchange for finance lease liabilities	$25	$105

To calculate the ROU assets and lease liabilities, the Company uses the discount rate implicit in lease agreements when available. When the implicit discount rates are not readily determinable, the Company uses its incremental borrowing rate. The Company determines the incremental borrowing rate using the interest rates from the Company’s secured borrowings after taking into consideration the nature of the debt, such as borrowings collateralized by the exact building in the lease, and payment structure, including frequency and number of payments in the agreement.

Maturities of lease liabilities as of December 31, 2020 are as follows:

(in thousands)	Finance leases	Operating leases
For the year ending:
2021	$89	$872
2022	38	893
2023	33	723
2024	19	451
2025	2	145

Total lease payments	181	3,084
Less: imputed interest	(22)	(496)
Less: lease liabilities, current	(78)	(639)

Lease liabilities, non-current	$81	$1,949

7. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following:

	December 31,
(in thousands)	2020	2019
Accrued general expenses	$4,061	$2,968
Accrued payroll, payroll taxes and commissions	7,430	6,384
Accrued consulting	272	47
Accrued other	829	60

	$12,592	$9,459

In 2020, the Company received a $0.8 million payment from the Provider Relief Fund from the United States Department of Health and Human Services (HHS). Due to the high degree of uncertainty regarding the implementation of the CARES Act, the Consolidated Appropriations Act, 2021 and other stimulus legislation, there can be no assurance that the terms and conditions of the Provider Relief Fund or other relief programs will not change or be interpreted in ways that affect the Company’s ability to comply with such terms and conditions in the future, which could affect the Company’s ability to retain such assistance. HHS’ interpretation of the underlying terms and conditions of such Provider Relief Fund payments, including auditing and reporting requirements, continues to evolve. Accordingly, the Company included the $0.8 million in accrued other expenses as of December 31, 2020.

8. Debt

Note payable to related party

On July 24, 2018, Agendia secured financing with a venture capital firm that owns ordinary and redeemable convertible preference shares of the Company. The Company issued and sold a senior note due July 24, 2022 for an aggregate original principal amount of $11.7 million (the “Note”). The Note bears interest at 9.50% per annum with payment of interest due quarterly. The Note includes a financial covenant to maintain a minimum cash balance, which was $2.5 million and $2.2 million at December 31, 2020 and 2019, respectively. The noteholder has recorded a security interest in the Company’s patents and applications as part of the Notes. If the Company breaches its obligations under the Notes, the noteholder has the right to take ownership of these patents and applications.

Payroll Protection Program loan

In May 2020, the Company was granted a loan for $5.0 million under the Paycheck Protection Program (the “PPP Loan”) offered by the Small Business Administration (“SBA”) under the CARES Act, Section 7(a)(36) of the Small Business Act. The PPP Loan bears interest at 1% with no payments due for the first ten months, after the end of the covered period. Monthly payments of principal and interest begin in September 2021 and continue through maturity in May 2022, if required. All remaining principal and accrued interest is due and payable upon maturity.

The PPP Loan is subject to partial or full forgiveness if the Company uses all proceeds for eligible purposes, maintains certain employment levels, and maintains certain compensation levels in accordance with and subject to the CARES Act and the rules, regulations, and guidance. In May 2021, the Company submitted its application for full loan forgiveness. Although the Company believes it is probable that the PPP loan will be forgiven, the Company’s application must be evaluated by the lender and SBA before forgiveness is formally granted. Therefore, there is no guarantee that any portion of the PPP loan proceeds will be forgiven, and the Company is legally obligated to repay the PPP loan until such time as it receives legal release.

As of December 31, 2020, the SBA has not forgiven the SBA Loan and, therefore, the PPP Loan is included as a current liability and long-term liability on the consolidated balance sheet as of December 31, 2020. If the PPP Loan is not forgiven, total future principal payments under all borrowings as of December 31, 2020 are as follows:

(in thousands)	Note payable to related party	PPP loan
Years ending December 31,
2021	$—	$2,205
2022	12,043	2,757

	$12,043	$4,962

9. Other Long-Term Liabilities

Reimbursement obligation

Gendi B.V. (“Gendi”) owns ordinary shares of the Company. In connection with that ownership, on February 24, 2011, the Company and Gendi entered into a reimbursement agreement relating to certain fees to be paid by Gendi. Pursuant to the reimbursement agreement, the Company is required to reimburse Gendi for the fees that Gendi incurs in connection with a guarantee by the Dutch government that offers investors compensation for loss on their investment in certain industries. These fees consist of (i) an arrangement fee of €30,000 and (ii) a fee of €90,000 per year. The Company must reimburse Gendi the aforementioned fees in the event of (i) distribution of cash or listed shares upon liquidation or sale of substantially all of the Company’s assets, or (ii) a sale or disposal by Gendi of the shares held by Gendi, or (iii) a listing of the issued and outstanding share capital of the Company on a securities exchange.

At December 31, 2020 and 2019, the reimbursement obligation is $1.1 million and $0.9 million, respectively, which is included in other long-term liabilities on the consolidated balance sheets.

Legal accrual

In June 2020, the Company resolved a civil complaint previously filed during 2017 in the United States District Court for the Western District of Kentucky, and a similar and related matter filed by the

United States Attorney’s Office for the Eastern District of New York. The complaints were the basis of a Department of Justice (DOJ) investigation into the Company’s practices relating to the timing of Medicare billings. The Company denies any and all assertions of wrongdoing in this matter. In June 2020, the Company entered into an agreement to settle these matters for $10.0 million, including a contingency payment of $1.75 million based on annual revenue. The settlement expressly acknowledges that Agendia denies any and all wrongdoing and provides for the settlement to be paid over 5 years. In accordance with the terms of the settlement agreement, the Company recorded the present value of the liability of $9.5 million as of December 31, 2019 using a discount rate of 2.125%. The accretion of the liability discount to its settlement amount is recognized in interest expense.

At December 31, the legal accrual is as follows:

	December 31,
(in thousands)	2020	2019
Current portion, included in accrued general expenses	$1,211	$1,064
Long-term portion, included in other long-term liabilities	7,123	8,420

Total	$8,334	$9,484

10. Share-Based Payments

Participation share plan

The founders of the Company sponsor the PSP, which was used to facilitate the recruitment of qualified personnel. This sponsorship is structured via a foundation, Stichting PSP Agendia. Stichting PSP Agendia has an obligation to make payments to participants of the PSP in case of an exit, as defined under the PSP (an “Exit”). An Exit occurs in any of the following events: (i) a sale of all or substantially all of the Company’s assets followed by a cash distribution of all or part of the sales proceeds to the holders of the Company’s ordinary shares in the form of a dividend or liquidation proceeds; (ii) a sale or disposal of 100% of the Company’s issued and outstanding share capital or voting rights, including all of the ordinary shares against a payment in cash or consideration in kind consisting of listed shares that may be sold immediately upon receipt; or (iii) a listing of the Company’s ordinary shares on a stock exchange and the sale of shares by the sponsoring shareholders sufficient to settle all obligations owed to participants of the PSP.

The PSP provides the participants with the right to receive cash based on the appreciation in the Company’s share price between the date of grant and the vesting date. Vesting of awards granted under the PSP only occurs upon an Exit, which is a performance condition that was not deemed probable as of December 31, 2020 and 2019.

Upon exercise of the awards, Stichting PSP Agendia will settle with the employees in cash. The Company accounts for the PSP awards as liability-classified awards under ASC Topic 718, Compensation—Stock Compensation until the Exit.

During 2020 and 2019, no awards were granted under the PSP. At December 31, 2020 and 2019, awards for 27,993 participation shares were outstanding at a weighted average exercise price of €172.78 per share. The unrecognized share-based compensation expense for these awards was immaterial at December 31, 2020 and 2019.

Stock option plans

In 2011, the board of directors (the “Board”) approved a stock incentive plan (the “2011 Plan”) and authorized the issuance of up to 250,000 shares of the Company’s ordinary shares under the 2011

Plan. During 2015, the Board approved a new stock incentive plan (the “2015 Plan”). Under the 2015 Plan, the Company is authorized to use up to 500,000 shares of the Company’s ordinary shares, which was subsequently increased to 16,203,969 shares.

Under the 2011 Plan and the 2015 Plan (together, the “Plans”), the Company can grant incentive options and nonstatutory options. Under the Plans, the exercise price of incentive options must be at least equal to 110% of the fair value of an ordinary share on the grant date for a “ten-percent holder” or 100% of the fair value of an ordinary share on the grant date for any other employee. The exercise price of nonstatutory options granted must be at least equal to 100% of the fair value of an ordinary share on the date of grant.

Options granted under the Plans generally expire ten years from the date of grant, or earlier if services are terminated. Options granted generally vest over four years and at a rate of 25% upon the first anniversary of the issuance date and 1/48th per month thereafter. Options cease to vest upon termination of employment. Options vest and become immediately exercisable upon a change in control event, which does not include an initial public offering.

In October 2020, by mutual agreement, the Company modified the terms and conditions of certain outstanding vested and unvested options with exercise prices per share equal to or greater than €5.00 by cancelling the original awards granted and reissuing new option awards on the new grant date. Pursuant to the modification, the exercise price was reduced to €0.34 per share and the options vest ratably over 24 months. As a result, the Company cancelled options for 781,735 ordinary shares with a weighted average exercise price of $12.22 per share, and replaced them with options for 781,735 ordinary shares with an exercise price of $0.40 per share. The Company treated these changes to the option awards as modifications of the terms and conditions of an equity award. The modification does not change the expectation that the options ultimately will vest. The cumulative amount of compensation cost that will be recognized is the original grant-date fair value of the options plus any incremental fair value resulting from the modification. During the year ended December 31, 2020, the modification had an immaterial impact to share-based compensation expense and the consolidated financial statements.

Option activity under the Company’s Plans for the year ended December 31, 2020 is as follows:

	Shares	Weighted average exercise price per share	Weighted average remaining contractual life (in years)	Aggregate intrinsic value (in thousands)
Outstanding at December 31, 2019	11,887,210	$1.38	8.7	$2
Granted	3,484,500	$0.55
Forfeited	(117,527)	$0.79
Expired	(35,442)	$2.62
Exercised	(14,439)	$0.65

Outstanding at December 31, 2020	15,204,302	$0.66	8.3	$17,432

Exercisable at December 31, 2020	5,982,797	$0.70	7.8	$6,656

Options vested and expected to vest	15,204,302	$0.66	8.3	$17,432

As of December 31, 2020, total unrecognized compensation cost related to option awards was $1.3 million that is expected to be recognized over a weighted-average period of 2.7 years.

The weighted-average grant date fair value of options granted in the years ended December 31, 2020 and 2019 was $0.21 and $0.10 per share, respectively. The total grant date fair value of options vested during the years ended December 31, 2020 and 2019 was $0.3 million and $0.4 million, respectively.

Share-based compensation associated with awards

The absence of a public market for the Company’s ordinary shares requires the Board to estimate the fair value of an ordinary share for purposes of granting options and for determining share-based compensation expense by considering several objective and subjective factors, including contemporaneous third-party valuations, actual and forecasted operating and financial results, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the rights and preferences of ordinary and redeemable convertible preference shares, and transactions involving the Company’s shares. The Company determined the fair value of an ordinary share in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Company Equity Securities Issued as Compensation as well as by considering additional factors that may have changed since the date of the most recent contemporaneous valuation through the date of grant.

The fair value was determined as of the date of each grant based on the Black -Scholes option pricing model with the following weighted average assumptions:

	December 31,
	2020	2019
Expected volatility	70.0%	55.0%
Risk-free interest rate	0.5%	1.6%
Expected dividend yield	0.0%	0.0%
Expected term (in years)	6	7

The following table sets forth the total share-based compensation expense for the Company’s options included in the Company’s consolidated statements of operations and comprehensive loss:

	December 31,
(in thousands)	2020	2019
Cost of revenue	$16	$13
Research and development expense	72	65
Selling and marketing expense	59	45
General and administrative expense	294	256

Total share-based compensation expense	$441	$379

11. Redeemable Convertible Preference Shares

As of December 31, 2020 and 2019, the Company had 125,000,000 shares authorized and 29,806,524 shares issued and outstanding of redeemable convertible preference shares with an aggregate carrying amount of $25.9 million and liquidation value of $29.3 million and $26.7 million, respectively. The significant features of the Company’s redeemable convertible preference shares are as follows:

Liquidation preference – Upon liquidation, the remainder of the Company’s assets after payment of all debts and the costs of the liquidation shall be distributed to the shareholders with holders of the redeemable convertible preference shares receiving first distribution. First distribution is to redeemable convertible preference shares for €0.800901, less the amount that may have been distributed previously on each redeemable convertible preference share, and then the remaining amount will be distributed to ordinary shares, provided that each redeemable convertible preference share, which has been converted to ordinary shares will be regarded as any other ordinary share.

Conversion rights – Each share of redeemable convertible preference share is convertible at the option of the holder into an ordinary share. The redeemable convertible preference shares automatically convert into ordinary shares once the holders receive a distribution of €0.800901 per share ($0.9837 and $0.8969 per share at December 31, 2020 and 2019, respectively). In accordance with a relationship agreement entered into with the major shareholders, the Company can initiate an initial public offering, with the approval of the major shareholders, upon (i) satisfaction of the liquidation preference in accordance with the articles, in either cash or shares (with the shares valued at the initial offer price in connection with the initial public offering) or a mix thereof, such form to be determined by the Company in its sole discretion; (ii) the initial public offering results in an offer per share of at least €1.20 (as adjusted for share splits, share dividends, reclassifications and the like) and in aggregate cash proceeds to the Company of not less than $40.0 million; and (iii) the initial public offering results in all issued and outstanding redeemable convertible preference shares being converted into ordinary shares.

Distribution rights – The Company may make distributions to the shareholders and other persons entitled to the distributable profits only to the extent that the Company’s shareholders’ equity exceeds the sum of the paid-in capital and the reserves that is required by law to maintain, subject to approval by the board of directors. The distribution shall be made first to the holders of redeemable convertible preference shares in the amount of €0.800901 per share, less the amount that may have been distributed previously on each redeemable convertible preference shares, and then to holders of ordinary shares, provided that each redeemable convertible preference share that was converted to ordinary shares (in accordance with the conversion rights noted above) will be regarded as ordinary shares. The distributions may be made in cash, shares of the Company or a mix thereof. Any claim a shareholder may have to a distribution shall lapse after five years from the day on which a distribution becomes payable.

Redemption rights – Except in the case of liquidation, the redeemable convertible preference shares are not redeemable at the option of the holder unless approved through an amendment to the articles of association, which would require a majority of at least two-thirds of the votes cast if less than half of the issued capital is represented at the meeting of the shareholders. The redeemable convertible preference shares are recorded within mezzanine equity because, while they are not mandatorily redeemable, they will become redeemable at the option of the holders upon the occurrence of certain deemed liquidation events that are considered not solely within the Company’s control.

Voting rights – Each redeemable convertible preference share is entitled to one vote.

12. Ordinary Shares

As of December 31, 2020 and 2019, the Company was authorized to issue 375,000,000 ordinary shares with a par value of €0.08 per share ($0.10 and $0.09 par value at December 31, 2020 and 2019, respectively). There were 100,488,288 and 83,821,561 shares issued and outstanding as of December 31, 2020 and 2019, respectively.

The holders of ordinary shares are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Once a cumulative amount of €0.800901 per share is distributed to the holders of the redeemable convertible preference shares, they convert into ordinary shares and holders of the ordinary shares participate pro rata in such dividends as may be declared by the Company’s board of directors out of funds legally available. In the event of the Company’s liquidation, dissolution, or winding up, holders of the Company’s ordinary shares are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding redeemable convertible preference shares.

In December 2019, the Company entered into an equity financing agreement with existing shareholders under which the Company would receive the proceeds from the sale of its ordinary shares in three tranches. In December 2019, the Company received $5.5 million for 8,333,333 ordinary shares. In 2020, the Company received the next two tranches totaling $11.5 million for 16,666,667 ordinary shares.

Ordinary shares reserved for future issuance are as follows:

	December 31,
	2020	2019
Conversion of redeemable convertible preference shares	29,806,524	29,806,524
Options issued	15,204,302	11,887,210
Options available for grant	999,667	616,759
Warrants for ordinary shares issued and outstanding	100,002	100,002

	46,110,495	42,410,495

Warrants for ordinary shares – In connection with financings in 2014 and 2015, the Company issued warrants to the lenders to purchase an aggregate of 100,002 ordinary shares at an exercise price of €20.00 per share ($24.56 and $22.40 per share at December 31, 2020 and 2019, respectively). The Company recorded the fair value of the warrants to debt discount and additional paid-in capital at issuance. The warrants are exercisable at any time at the option of the holder, expire on September 25, 2023, and include customary antidilution provisions.

13. Revenue from Contracts with Customers

The following table presents the Company’s revenue disaggregated by revenue source for the years ended December 31, 2020 and 2019:

	December 31,
(in thousands)	2020	2019
Test revenue	$55,350	$46,898
NGS Kit revenue	2,543	2,038

Total revenue	$57,893	$48,936

14. Net Loss Per Share Attributable to Ordinary Shareholders

The following table presents the calculation of basic and diluted net loss per ordinary share for the years ended December 31, 2020 and 2019:

	December 31,
(in thousands, except share and per share data)	2020	2019
Net loss attributable to ordinary shareholders (basic and diluted)	$(19,965)	$(22,338)
Weighted-average shares used to compute net loss per ordinary share (basic and diluted)	91,877,009	76,081,835

Net loss per share attributable to ordinary shareholders, basic and diluted	$(0.22)	$(0.29)

Basic net loss per share attributable to ordinary shareholders is calculated by dividing net loss by the weighted-average number of ordinary shares outstanding during the period. Diluted net loss per share is computed by dividing net loss by the weighted-average number of ordinary shares and ordinary share equivalents outstanding for the period. Ordinary share equivalents are included only when their effect is dilutive. The Company’s potentially dilutive securities, which include options, redeemable convertible preference shares, and warrants for ordinary shares, have been excluded from the computation of diluted net loss per share as they would be antidilutive. For all periods presented, there is no difference in the number of shares used to compute basic and diluted shares outstanding due to the Company’s net loss position.

The following outstanding ordinary share equivalents have been excluded from diluted net loss per ordinary share for the years ended December 31, 2020 and 2019 because their inclusion would be antidilutive:

	December 31,
	2020	2019
Redeemable convertible preference shares (as converted)	29,806,524	29,806,524
Options	15,204,302	11,887,210
Warrants for ordinary shares	100,002	100,002

	45,110,828	41,793,736

15. Income Taxes

For financial reporting purposes, loss before provision for income taxes includes the following components:

	December 31,
(in thousands)	2020	2019
United States	$(19,355)	$(23,516)
Netherlands	(610)	1,178

Loss before income taxes	$(19,965)	$(22,338)

Provision (benefit) for income taxes

Income tax provision (benefit) related to continuing operations differs from the amounts computed by applying the statutory income tax rate of 25% to pretax loss as follows:

	December 31,
(in thousands)	2020	2019
Income taxes at statutory rate	$(4,991)	$(5,584)
Civil settlement	139	635
Valuation allowance	4,059	3,300
Foreign tax differential	774	941
Tax credits	(386)	(84)
Other	163	192
Interest on intercompany loan	242	600

Total	$—	$—

Deferred tax assets and liabilities

Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of deferred tax assets for federal and state income taxes are as follows:

	December 31,
(in thousands)	2020	2019
Deferred Tax Assets:
Net loss carryforwards	$61,678	$59,070
Research and other credits	2,187	1,476
Capitalized research and development	1,601	1,576
Reserves and accruals	2,199	2,446
Operating lease liabilities	529	399
Other	93	21

Total gross deferred tax assets	68,287	64,988
Less: valuation allowance	(67,777)	(64,561)

Total deferred tax assets	510	427

Deferred Tax Liabilities:
Fixed assets	—	(20)
Operating lease right-of-use assets	(502)	(407)
Other deferred tax liabilities	(8)	—

Total gross deferred tax liabilities	(510)	(427)

Net deferred tax assets	$—	$—

Realization of our deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Because of our lack of earnings history, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $3.2 million and $7.9 million during the years ended December 31, 2020 and 2019, respectively.

Undistributed earnings of our subsidiary in the United States are considered to be permanently reinvested and accordingly, no deferred income taxes have been provided thereon. Should the Company make a distribution from the unremitted earnings, in the form of dividends or otherwise, the earnings may be subject to certain income and withholding taxes.

Net operating loss and tax credit carryforwards

As of December 31, 2020, the Company had a net operating loss carryforward for federal income tax purposes of approximately $219.3 million, portions of which will begin to expire in 2028. We had a total state net operating loss carryforward of approximately $205.9 million, which will begin to expire in 2023. We had foreign net operating loss carryforward of approximately $2.3 million, which will begin to expire in 2022.

Agendia has federal credits of approximately $1.2 million, which will begin to expire in 2032 and state research credits of approximately $1.0 million, which have no expiration date. These tax credits are subject to the same limitations discussed above.

Utilization of the United States federal and state net operating loss carryforwards and research and development tax credit carryforwards may be subject to a substantial annual limitation under Sections 382 and 383 of the Internal Revenue Code of 1986, and corresponding provisions of state law, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income or tax liabilities. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50% over a three-year period. The Company has not conducted a study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception due to the significant complexity and cost associated with such a study. If the Company has experienced a change of control, as defined by Section 382, at any time since inception, utilization of the net operating loss carryforwards or research and development tax credit carryforwards would be subject to an annual limitation under Section 382, which is determined by first multiplying the value of the Company’s stock at the time of the ownership change by the applicable long-term tax-exempt rate, and then could be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the net operating loss carryforwards or research and development tax credit carryforwards before utilization. Further, until a study is completed by the Company and any limitation is known, no amounts are being presented as an uncertain tax position.

Unrecognized tax benefits

The Company has incurred net operating losses since inception and we do not have any significant unrecognized tax benefits recorded to income tax payable. Agendia’s policy is to include interest and penalties related to unrecognized tax benefits, if any, within the provision for taxes in the consolidated statements of operations and comprehensive loss. If the Company eventually is able to recognize uncertain positions, the Company’s effective tax rate would be reduced. Agendia currently has a full valuation allowance against the net deferred tax asset, which would impact the timing of the effective tax rate benefit should any of these uncertain tax positions be favorably settled in the future. Any adjustments to the Company’s uncertain tax positions would result in an adjustment of its net operating loss or tax credit carryforwards rather than result in a cash outlay.

The Company files income tax returns in the United States and the Netherlands. Agendia currently is not under examinations in the United States or the Netherlands, but because of net operating losses and research credit carryovers, substantially all of its tax years remain open to examination.

The Company has the following activity relating to unrecognized tax benefits:

	December 31,
(in thousands)	2020	2019
Beginning balance	$1,887	$1,379
Gross increase - tax positions in prior periods	1	—
Gross decreases - tax positions in prior periods	(412)	—
Gross increases - tax position in current period	711	508

Ending balance	$2,187	$1,887

The Company does not anticipated any significant changes to unrecognized tax benefits over the next 12 months. During the year ended December 31, 2020, no interest or penalties were required to be recognized relating to unrecognized tax benefits.

16. Commitments and Contingencies

Litigation

From time to time, the Company is involved in claims, proceedings and litigation. The Company records a provision for a liability when management believes that it is both probable that a liability has been incurred, and the amount of the loss can be reasonably estimated. The Company reviews these provisions at least annually and adjusts these provisions to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case.

In June 2020, the Company resolved a civil complaint previously filed during 2017 in the United States District Court for the Western District of Kentucky, and a similar and related matter filed by the United States Attorney’s Office for the Eastern District of New York. The complaints were the basis of a Department of Justice (DOJ) investigation into the Company’s practices relating to the timing of Medicare billings (Note 9).

In connection with the resolution of the investigated matters, and in exchange for the Office of Inspector General’s (OIG) of the United States Department of Health and Human Services agreement not to exercise its authority to permissively exclude the Company from participating in federal healthcare programs, effective January 13, 2021, the Company entered into a five-year Corporate Integrity Agreement with the OIG. The Corporate Integrity Agreement requires, among other matters, that the Company maintain a Compliance Officer, a Compliance Committee, board review and oversight of certain federal healthcare compliance matters, compliance programs, and disclosure programs; provide management certifications and compliance training and education; engage an independent review organization to conduct claims and arrangements reviews; and implement a risk assessment and internal review process. The Company’s failure to comply with its obligations under the Corporate Integrity Agreement could result in monetary penalties and/or the Company being excluded from participating in federal healthcare programs.

Separately, the Company has self-reported certain compliance matters to the OIG, which are being investigated by the OIG. The investigation could lead to claims or findings and result in the imposition of damages.

The Company continues to cooperate with the OIG investigation and has accrued a liability of $660,000 for this uncertainty as of December 31, 2020 in accordance with the requirements of ASC Topic 450 in the accompanying consolidated financial statements.

Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and may provide for indemnification of the counterparty. The Company’s exposure under these agreements is unknown because it involves claims that may be made against it in the future but have not yet been made. To date, the Company has not been subject to any claims or been required to defend any action related to its indemnification obligations.

The Company indemnifies each of its directors and officers for certain events or occurrences, subject to certain limits, while the director is or was serving at the Company’s request in such capacity, as permitted under Delaware law and in accordance with its certificate of incorporation and bylaws. The term of the indemnification period lasts as long as the director or officer may be subject to any proceeding arising out of acts or omissions of such individual in such capacity. The maximum amount of potential future indemnification is unlimited. The Company believes that the fair value of these indemnification obligations is minimal. Accordingly, the Company has not recognized any liabilities relating to these obligations as of December 31, 2019 and December 31, 2020.

Participation in consortium

The Company participates in a consortium that directly or indirectly receives subsidies from the government. The Company entered into arrangements relating to specific projects in order to increase the applicability of MammaPrint® and thereby gain possible economic benefits in the future. The Company has a commitment to perform a certain number of tests for these projects as stated in the agreements, which will take place in future periods. These projects resulted in commitments of $59,200 and $64,000 as of December 31, 2020 and 2019, respectively, based on the number of tests to be performed.

17. Geographic Information

Revenue by geographic area based on the shipping address of the customers is as follows:

	December 31,
(in thousands)	2020	2019
United States	$44,580	$35,093
International	13,313	13,843

Total revenue	$57,893	$48,936

Long-lived assets by geographic area are as follows:

	Year ended December 31,
(in thousands)	2020	2019
United States	$2,763	$2,143
Europe	$1,484	1,142

Total long-lived assets	$4,247	$3,285

18. Subsequent Events

On April 15, 2021, the Company entered into a note purchase agreement with certain existing investors and members of executive management of the Company. Under the note purchase agreement, the Company issued non-interest bearing promissory notes for an aggregate principal of

€11,000,000 (the 2021 Notes). The 2021 Notes are issued with an original issue discount of 9.1% of the principal amount, with the Company receiving net proceeds of €10,000,000. The 2021 Notes are due and payable in cash on the earliest of: (i) July 25, 2022; (ii) the occurrence of a change of control; (iii) the acceleration under an event of default; (iv) any merger, consolidation or amalgamation where immediately after giving effect thereto, the Company is not the surviving entity; (v) the sale of all or substantially all of the assets of the Company or (vi) the completion of an equity financing of the Company with one or more investors that results in gross proceeds to the Company of at least €12,000,000 in the aggregate from such investors.

On June 8, 2021, the Company entered into a convertible note purchase agreement with certain existing investors and members of executive management of the Company (the “2021 Purchase Agreement”). Under the 2021 Purchase Agreement, the Company issued non-interest bearing promissory notes for an aggregate principal of $35,000,000 (the 2021 Convertible Notes), including the conversion of the 2021 Notes into 2021 Convertible Notes. The 2021 Convertible Notes are issued with an original issue discount of 10.0% of the principal amount, with the Company receiving net proceeds of $31,500,000. The 2021 Convertible Notes shall be immediately due and payable in cash on the earliest of: (i) December 31, 2022 (the “Maturity Date”); (ii) an Event of Default; or (iii) the sale of all or substantially all of the assets of the Company.

The 2021 Convertible Notes are not convertible at the option of the holders; however, they automatically convert into the ordinary shares of the Company in the event of an Equity Financing, a Qualified Listing Transaction or Change of Control Transaction. The 2021 Purchase Agreement includes the following definitions:

a.

Equity Financing is an equity financing of the Company with one or more investors that results in gross proceeds to the Company of at least $10,000,000 in the aggregate from such investors, other than a Qualified Listing Transaction.

b.

Qualified Listing Transaction is either (i) an underwritten public offering under the Securities Act of 1933, as amended, (an “Initial Public Offering”, (ii) a Direct Listing or (iii) a SPAC Combination, in each case, which results in aggregate gross proceeds of at least $40,000,000.

c.	Change of Control Transaction is either:

•

any person or group who becomes the beneficial owner of equity interests in the Company representing 45% of more of the aggregate voting power in the election of the board of directors of the Company on a fully diluted basis; or

•

during any period of twelve consecutive months, a majority of the members of the board of directors of the Company cease to be composed of individuals (i) who were members of that board of directors on the first day of such period, (ii) whose election or nomination to that board of directors was approved by individuals referred to in clause (i) above constituting at the time of such election or nomination at least a majority of that board of directors or (iii) whose election or nomination to that board of directors was approved by individuals referred to in clauses (i) and (ii) above constituting at the time of such election or nomination at least a majority of that board of directors; or

•

any “Change of Control” (or any comparable term) shall occur under any document, instrument or other agreement evidencing any indebtedness, as defined in the agreement, with an aggregate principal amount in excess of €1,000,000; or

•	the Company ceases to directly or indirectly own, beneficially and of record (other than director’s qualifying shares of investments by foreign nationals to the extent mandated by applicable laws), 100% of the issued and outstanding equity interests of each subsidiary of the Company.

The Equity Financing Conversion price is 85% of the price paid per share for equity securities of the Company by the other investors in the Equity Financing. The Qualified Listing Transaction Conversion Price is 100% of, as applicable, (a) the offering price of shares in an Initial Public Offering; (b) the average of the daily volume weighted average price for equity securities of the Company over the five trading day period following a direct listing transaction (a “Direct Listing”); or (c) in the case of a business combination of the Company and a SPAC, the lower of (1) the offering price for shares of common stock of the SPAC in its Initial Public Offering and (2) the offering price for shares of common stock offered to investors in connection with the business combination of the SPAC and the Company (in each case, referred to as a “SPAC Combination”). The Change of Control Conversion Price is 95% of, as applicable, (a) for cash transactions, the initial cash distribution to each ordinary share of the Company in connection with such Change of Control transaction or (b) for equity securities or equity securities and cash transactions, the initial aggregate consideration distributed to each ordinary share, including cash plus the fair value of equity securities to be received.

             Shares

Agendia N.V.

Ordinary Shares

Goldman Sachs & Co. LLC

Citigroup

Cowen

Stifel

PART II—INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of directors and officers

Our current and former directors have the benefit of the following indemnification provisions in our Articles of Association:

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative, investigative or other nature, or hereinafter a Proceeding, whether brought by or in the name of the company or otherwise, by reason of the fact that he or she is or was a director or an officer of the company and/or legal entity or company with which the company is affiliated in a group in accordance with article 2:24b of the Dutch Civil Code, or hereinafter an Indemnitee, shall be indemnified and held harmless by us to the fullest extent authorized by applicable law, including Dutch law, as it may be amended from time to time (but, in the case of such amendment, only to the extent that such amendment permits the company to provide broader indemnification rights than such law permitted the company to provide prior to such amendment), against all costs, expense, liability, loss, damages and claims (including attorneys’ fees, judgments, fines or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith, regardless of whether the claim relates to personal damages or damages incurred by third parties, including:

(a) the costs of conducting a defense against claims (also including claims by us) or a settlement based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at our recuest; and

(b) any damages payable by them as a result of an act or failure to act as referred to under (a) above:

provided, however, that the company shall indemnify any such Indemnitee in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such Proceeding (or part thereof) was authorized by the board of directors.

No indemnification shall be made to any Indemnitee in respect of any claim, issue or matter:

(a) as to which such person shall have been adjudged in a final and non-appealable judgment by a competent court or arbitral tribunal to be liable for a personal and fraud, willful recklessness (bewuste roekeloosheid), or willful misconduct (opzet) or seriously culpable (ernstig verwijtbaar) in the performance of his or her duty as a director or officer unless a court determines that such person is fairly and reasonably entitled to such compensation despite the adjudication of such liability;

(b) as a result of a violation of criminal law (except for the costs, fines or financial sanctions as a result of the civil law consequences of a violation of criminal law), to the extent that such fines are imposed by a final and non-appealable court decision on the ground that the director himself is personally liable for a violation of criminal law; or

(c) to the extent any related costs and losses have been insured and reimbursed to such person under any applicable insurance policy.

The right to indemnification shall include, to the fullest extent authorized by applicable law, the right to be paid by us the expenses (including attorneys’ fees) incurred in defending any such Proceeding prior to a court order and/or preparation of a settlement, or a Payment of Expenses. The rights to indemnification and to the Payment of Expenses shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators.

The board of directors may stipulate additional terms, conditions and restrictions in relation to the indemnification referred to above. We also intend to enter into indemnification agreements with each of our directors and executive officers upon the consummation of this offering.

The underwriting agreement we will enter into in connection with the offering of ordinary shares being registered hereby provides that the underwriters will indemnify, under certain conditions, our executive officers and board members (as well as certain other persons) against certain liabilities arising in connection with this offering.

Item 7. Recent sales of unregistered securities

Financings

Since January 1, 2018, we made sales of the following unregistered securities:

1.	In June 2018, we issued 2,261,905 ordinary shares to various investors at a price of $0.25 per share in exchange for aggregate gross proceeds of $0.6 million.

2.

In July 2018, we issued 24,971,875 preference shares P to various investors at a price of $0.95 per preference share pursuant to the Preference Shares Purchase Agreement and received aggregate gross proceeds of $23.8 million. In connection with such financing, all issued and outstanding shares of our preferences shares P1, P2 and P3 were cancelled and, in exchange, we issued an aggregate of 71,798,137 ordinary shares.

3.	In July 2018, we issued an aggregate of €10,000,000 in Senior Notes to various investors and received aggregate gross proceeds of $11.9 million.

4.

In December 2019, we issued 8,333,333 ordinary shares to various investors at a price of $0.71 per share pursuant to an Investment and Subscription Agreement and received aggregate gross proceeds of $5.9 million.

5.

In March 2020, we issued 8,333,333 ordinary shares to various investors at a price of $0.71 per share pursuant to an Investment and Subscription Agreement and received aggregate gross proceeds of $5.9 million.

6.

In November 2020, we issued 8,333,334 ordinary shares to various investors at a price of $0.71 per share pursuant to an Investment and Subscription Agreement and received aggregate gross proceeds of $5.9 million.

7.	In April 2021, we issued an aggregate of €11,000,000 in Non-Interest Bearing Promissory Notes to various investors and received aggregate gross proceeds of $11.9 million.

8.

In June 2021, we issued an aggregate of $35,000,000 in Unsecured Subordinated Convertible Promissory Notes to various investors pursuant to a Convertible Note Purchase Agreement, including the conversion of the April 2021 Notes into Convertible Notes and received aggregate gross proceeds of $31.5 million.

All of the foregoing issuances were made outside of the United States pursuant to Regulation S or to U.S. entities pursuant to Section 4(a)(2) of the Securities Act.

Option Grants

From January 1, 2018 through June 30, 2021, we granted options to purchase an aggregate of 17,386,822 ordinary shares under our 2015 Plan at exercise prices per ordinary share ranging from €0.27 to €2.10.

Item 8. Exhibits

(a)    The following documents are filed as part of this registration statement:

Exhibit	Descriptions

1.1*	Form of Underwriting Agreement.

3.1*	Articles of Association of the Registrant.

3.1(a)*	Deed of Amendment of Articles of Association of the Registrant.

3.2*	Form of Articles of Association of the Registrant to be effective upon the effectiveness of this registration statement.

4.1*	Form of Certificate of Ordinary Shares.

4.2*	Relationship Agreement, dated July 24, 2018, by and among the Registrant and the holders of the Registrant’s share capital party thereto.

4.3*	Amended and Restated Shareholders’ Agreement regarding Agendia N.V., dated January 10, 2013, by and among the Registrant and the holders of the Registrants share capital party thereto.

5.1*	Opinion of Stibbe N.V.

10.1#*	Agendia N.V. Stock Incentive Plan.

10.2#*	Agendia N.V. 2015 Stock Incentive Plan.

10.3#*	Agendia N.V. 2021 Incentive Award Plan.

10.4#*	Agendia N.V. 2021 Employee Stock Purchase Plan.

10.5#*	Non-Executive Board Member Compensation Program.

10.6#*	Form of Indemnification Agreement.

10.7#*	Amended and Restated Executive Employment Agreement, dated December 1, 2020, by and between Agendia, Inc. and Mark R. Straley.

10.8#*	Amended and Restated Executive Employment Agreement, dated December 1, 2020, by and between Agendia, Inc. and Brian B. Dow.

10.9#*	Amended and Restated Executive Employment Agreement, dated December 1, 2020 by and between Agendia, Inc. and Kurt Becker.

10.8*	Standard Industrial/Commercial Single-Tenant Lease, dated February 25, 1010, by and between Agendia, Inc. and The Childs Family Trust and The A.J. Gardner Family Trust.

10.8(a)*	First Amendment to Standard Industrial/Commercial Single-Tenant Lease, dated January 22, 2013, by and between Agendia, Inc. and The Childs Family Trust and The A.J. Gardner Family Trust.

10.8(b)*	Second Amendment to Standard Industrial/Commercial Single-Tenant Lease, dated March 11, 2015, by and between Agendia, Inc. and The Childs Family Trust and The A.J. Gardner Family Trust.

10.8(c)*	Third Amendment to Standard Industrial/Commercial Single-Tenant Lease, dated January 22, 2013, by and between Agendia, Inc. and Leeconcept Partners, LLC (as successor to The Childs Family Trust and The A.J. Gardner Family Trust).

10.9*	Lease Agreement, dated September 23, 2019, by and between Cardinia Real Estate, LLC and Agendia, Inc.

10.9(a)*	First Amendment to Lease Agreement, dated November 1, 2019, by and between Cardinia Real Estate, LLC and Agendia, Inc.

10.10*	English Translation of Lease Agreement, dated December 1, 2019, by and between the Registrant and NSI Kantoren B.V.

10.10(a)*	English Translation of Allonge 1 to Lease Agreement, dated June 30, 2021, by and between the Registrant and NSI Offices B.V.

Exhibit	Descriptions

10.11*	English Translation of License and Research Agreement, dated February 7, 2012, by and between Agendia B.V. and Het Nederlands Kanker Instituut.

10.12*	Convertible Note Purchase Agreement, dated June 8, 2021, by and among the Registrant and the purchasers named therein.

10.13*	Note Purchase Agreement, dated July 24, 2018, by and among the Registrant, Athyrium Opportunities III Acquisition LP, as Collateral Agent, and the purchasers named therein.

16.1*	Letter from PricewaterhouseCoopers N.V. to the Securities and Exchange Commission, dated , 2021

23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

23.2*	Consent of Stibbe N.V., counsel of the Registrant (included in Exhibit 5.1).

24.1*	Powers of attorney (included on signature page to the registration statement).

*	To be filed by amendment.
#	Indicates management contract or compensatory plan.
†

Portions of this exhibit (indicated by asterisks) have been omitted pursuant to Regulation S-K, Item 601(b)(10). Such omitted information is not material and would likely cause competitive harm to the registrant if publicly disclosed.

(b) Financial Statement Schedules

None.

Item 9. Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California on                 , 2021.

AGENDIA N.V.

By:
Name: Mark Straley
Title: Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mark Straley and Brian Dow and each of them, individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on                 , 2021 in the capacities indicated:

Name	Title	Date

	Chief Executive Officer and Management Board Member	, 2021
Mark R. Straley	(Principal Executive Officer)

	Chief Financial Officer and Management Board Member	, 2021
Brian B. Dow	(Principal Financial Officer and Principal Accounting Officer)

	Chairman of the Supervisory Board	, 2021
Patrick J. Balthrop

	Member of the Supervisory Board	, 2021
An van Es-Johansson

	Member of the Supervisory Board	, 2021
Erik Esveld

	Member of the Supervisory Board	, 2021
François Ferré

	Member of the Supervisory Board	, 2021
Laurie Heilmann

	Member of the Supervisory Board	, 2021
Peter Stein

	Member of the Supervisory Board	, 2021
Christoph Waer

Signature of Authorized U.S. Representative of Registrant

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Agendia N.V. has signed this registration statement on                 , 2021.

By:
Name:
Title: